             As filed with the Securities and Exchange Commission
                             on October 3, 1995

       ____________________________________________________________________


                                        Registration No. 33-61409

       ____________________________________________________________________

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-14

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

  [X] Pre-Effective Amendment No. 1          [ ] Post-Effective Amendment No.


                           Smith Barney Income Funds
              (Exact Name of Registrant as Specified in Charter)

                Area Code and Telephone Number:  (800) 224-7523

                    388 Greenwich Street, New York, New York  10013
    (Address of Principal Executive Offices)         (Zip code)

                           Christina T. Sydor, Esq.
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York  10013
                    (Name and Address of Agent for Service)

                                  copies to:

    Burton M. Leibert, Esq.        John E. Baumgardner, Jr., Esq.
   Willkie Farr & Gallagher              Sullivan & Cromwell
      One Citicorp Center                 125 Broad Street
     153 East 53rd Street             New York, New York  10004
   New York, New York  10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

______________________________________________________________________________

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended July 31, 1994 was electronically filed with the Securities and Exchange Commission on September 30, 1994.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           SMITH BARNEY INCOME FUNDS

                                  CONTENTS OF
                            REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

     Front Cover

     Contents Page

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                           SMITH BARNEY INCOME FUNDS

                        FORM N-14 CROSS REFERENCE SHEET
     Pursuant to Rule 481(a) under the Securities Act of 1933, as amended
/




                                             Prospectus/Proxy
          Part A Item No. and Caption        Statement Caption

          Item 1.   Beginning of             Cover Page; Cross Reference
                    Registration             Sheet
                    Statement and
                    Outside Front Cover
                    Page of Prospectus

          Item 2.   Beginning and            Table of Contents
                    Outside Back Cover
                    Page of Prospectus

          Item 3.   Fee Table, Synopsis      Fee Table; Summary; Risk
                    Information, and         Factors; Comparison of
                    Risk Factors             Investment Objectives
                                             and Policies

          Item 4.   Information About        Summary; Reasons for the
                    the Transaction          Reorganization; Information
                                             About the Reorganization;
                                             Information on Shareholders'
                                             Rights; Exhibit A (Agreement
                                             and Plan of Reorganization)



          Item 5.   Information About        Cover Page; Summary;
                    the                      Information About the
                    Registrant               Reorganization; Comparison of
                                             Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the
                                             Acquiring Fund; Additional
                                             Information About Smith Barney
                                             Funds, Inc. and Smith Barney
                                             Income Funds; Prospectus of
                                             Smith Barney Utilities Fund
                                             dated November 7, 1994, as
                                             supplemented by Prospectus
                                             Supplements dated May 22, 1995
                                             and May 25, 1995

          Item 6.   Information About        Summary; Information About the
                    the Company Being        Reorganization; Comparison of
                    Acquired                 Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the Acquired
                                             Fund; Additional Information
                                             About Smith Barney Funds, Inc.
                                             and Smith Barney Income Funds

          Item 7.   Voting Information       Summary; Information About the
                                             Reorganization; Information on
                                             Shareholders' Rights; Voting
                                             Information

          Item 8.   Interest of Certain      Financial Statements and
                    Persons and Experts      Experts; Legal Matters

          Item 9.   Additional               Not Applicable
                    Information Required
                    for Reoffering By
                    Persons Deemed to be
                    Underwriters


                                             Statement of Additional
          Part B Item No. and Caption        Information Caption

          Item 10.  Cover Page               Cover Page

          Item 11.  Table of Contents        Cover Page

          Item 12.  Additional               Cover Page; Statement of
                    Information About        Additional Information of
                    the Registrant           Smith Barney Income Funds
                                             dated November 7, 1994, as
                                             supplemented on May 22, 1995
                                             and May 25, 1995

          Item 13.  Additional               Not Applicable
                    Information About
                    the Company Being
                    Acquired

          Item 14.  Financial Statements     Annual Report of Smith Barney
                                             Utilities Fund; Annual Report
                                             of Smith Barney Funds, Inc. --
                                             Utility Portfolio; Semi-Annual
                                             Report of Smith     Barney
                                             Funds, Inc. -- Utility
                                             Portfolio

          Part C Item No. and Caption        Other Information Caption

          Item 15.  Indemnification          Incorporated by reference to
                                             Part A caption "Information on
                                             Shareholders' Rights --
                                             Liability of
                                             Directors/Trustees"

          Item 16.  Exhibits                 Exhibits

          Item 17.  Undertakings             Undertakings

                           [Smith Barney Letterhead]

                      A SPECIAL NOTICE TO SHAREHOLDERS OF
                 SMITH BARNEY FUNDS, INC. -- UTILITY PORTFOLIO

                            Your Vote is Important



Dear Shareholder:

The Board of Directors of Smith Barney Funds, Inc. ("Smith Barney Funds") has recently reviewed and unanimously endorsed a proposal for a reorganization of the Utility Portfolio ("Utility Portfolio") of Smith Barney Funds which it judges to be in the best interests of Utility Portfolio's shareholders.

UNDER THE TERMS OF THE PROPOSAL, SMITH BARNEY UTILITIES FUND ("UTILITIES FUND"), A PORTFOLIO OF SMITH BARNEY INCOME FUNDS, WOULD ACQUIRE ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND LIABILITIES OF UTILITY PORTFOLIO. After the transaction, Utility Portfolio will be liquidated and you will become a shareholder of Utilities Fund, having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in Utility Portfolio at the time of the transaction. No sales charge will be imposed in the transaction. The transaction will, in the opinion of counsel, be free from federal income taxes to you, Utility Portfolio and Utilities Fund, and it is intended that the combined fund will be managed by the same portfolio manager who currently manages Utilities Fund.

The Board of Directors of Smith Barney Funds has determined that it is advantageous to combine Utility Portfolio with Utilities Fund as part of the consolidation and integration of the two separate and distinct groups of mutual funds currently distributed by Smith Barney Inc. that resulted from the acquisition by Travelers Group Inc. (formerly Primerica Corporation) of certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. In particular, the combination of Utility Portfolio and Utilities Fund is expected to eliminate investor confusion associated with the offering by Smith Barney Inc. of two similar utility industries funds that provide differing yields and also should permit the funds' investment personnel to concentrate their efforts on the management of one fund rather than having to divide their attention between two funds with similar investment objectives.

In addition, the Board of Directors of Smith Barney Funds has determined that the proposed reorganization should provide benefits to Class B and Class C shareholders of Utility Portfolio due, in part, to savings in expenses borne by such shareholders. Specifically, it is anticipated that the expense ratio for Class B and Class C shares of the combined fund after the transaction will be lower than the expense ratio currently applicable to Class B and Class

C shares of Utility Portfolio. Furthermore, Class A shareholders should not be disadvantaged since the expense ratio for Class A shares is not anticipated to increase.



                      SPECIAL MEETING OF SHAREHOLDERS:
                            YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on November 15, 1995. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board of Directors, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call your Smith Barney Financial Consultant who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                   Sincerely,





                                   Heath B. McLendon
                                   Chairman of the Board

October 3, 1995

                SMITH BARNEY FUNDS, INC. -- UTILITY PORTFOLIO
                             388 Greenwich Street
                           New York, New York  10013



                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on November 15, 1995



          Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of the Utility Portfolio ("Utility Portfolio") of Smith Barney Funds, Inc. will be held at 388 Greenwich Street, 26th Floor, New York, New York on November 15, 1995, commencing at 10:00 a.m. for the following purposes:

     1. To approve or disapprove the Agreement and Plan of Reorganization dated as of October 2, 1995 providing for (i) the acquisition of all or substantially all of the assets of Utility Portfolio by Smith Barney Income Funds on behalf of Smith Barney Utilities Fund ("Utilities Fund") in exchange for shares of Utilities Fund and the assumption by Smith Barney Income Funds on behalf of Utilities Fund of scheduled liabilities of Utility Portfolio, (ii) the distribution of such shares of Utilities Fund to shareholders of Utility Portfolio in liquidation of Utility Portfolio and (iii) the subsequent termination of Utility Portfolio.

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          The Board of Directors of Smith Barney Funds, Inc. has fixed the close of business on September 20, 1995 as the record date for the determination of shareholders of Utility Portfolio entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

          SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF

REVOCATION TO UTILITY PORTFOLIO AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.



                                   By Order of the Board of Directors

                                   Christina T. Sydor, Esq.
                                   Secretary

October 3, 1995


          YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS


          The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                            Valid Signatures

  Corporate Accounts
    (1)  ABC Corp.                               ABC Corp.
    (2)  ABC Corp.                               John Doe, Treasurer
    (3)  ABC Corp.
           c/o John Doe, Treasurer               John Doe
    (4)  ABC Corp. Profit Sharing Plan           John Doe, Trustee

  Trust Accounts
    (1)  ABC Trust                                Jane B. Doe, Trustee
    (2)  Jane B. Doe, Trustee
           u/t/d 12/28/78                         Jane B. Doe

  Custodial or Estate Accounts
    (1)  John B. Smith, Cust.
           f/b/o John B. Smith, Jr. UGMA          John B. Smith
    (2)  John B. Smith                            John B. Smith, Jr., Executor

              PROSPECTUS/PROXY STATEMENT DATED October 3, 1995

                         Acquisition Of The Assets Of

                              UTILITY PORTFOLIO
                      a separate investment portfolio of
                           SMITH BARNEY FUNDS, INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                         SMITH BARNEY UTILITIES FUND
                      a separate investment portfolio of
                           SMITH BARNEY INCOME FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

          This Prospectus/Proxy Statement is being furnished to shareholders of the Utility Portfolio (the "Acquired Fund") of Smith Barney Funds, Inc. ("Smith Barney Funds") in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on November 15, 1995 at 10:00 a.m. (the "Meeting"), at the offices of Smith Barney Inc. ("Smith Barney") located at 388 Greenwich Street, 26th Floor, New York, New York 10013, or any adjournment or adjournments thereof.

          The plan provides for all or substantially all of the assets of the Acquired Fund to be acquired by Smith Barney Income Funds on behalf of Smith Barney Utilities Fund (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Income Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"). (The Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund.") Shares of the Acquiring Fund would be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and thereafter the Acquired Fund would be terminated. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of such shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class B or Class C shares of the Acquired Fund will receive Class

B or Class C shares, respectively, of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class B or Class C shares of the Acquiring Fund upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply, and in calculating the applicable CDSC payable upon the subsequent redemption of Class B or Class C shares of the Acquiring Fund, the period during which an Acquired Fund shareholder held Class B or Class C shares of the Acquired Fund will be counted. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the Acquiring Fund and the Acquired Fund.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Acquiring Fund is a separate investment portfolio of Smith Barney Income Funds, an open-end, diversified management investment company, whose primary investment objective is to provide current income and whose secondary investment objective is long-term capital appreciation. The Acquiring Fund seeks to achieve its investment objectives by investing in the equity and debt securities of companies in the utility industry. The Acquired Fund is a separate investment portfolio of Smith Barney Funds, an open-end, diversified management investment company, whose investment objective is to provide current income and moderate capital growth by investing in equity and debt securities of public utility companies.

          Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013 (the "Manager"), serves as investment manager to both the Acquiring Fund and the Acquired Fund. The Manager is a wholly owned subsidiary of Smith Barney Holdings, Inc. which, in turn, is a wholly owned subsidiary of Travelers Group Inc. It is proposed that, in connection with the Reorganization, Jack S. Levande, the portfolio manager who has managed the Acquiring Fund's portfolio, would manage the combined fund. Mr. Levande, a Managing Director of Smith Barney, has served as Vice President and Investment Officer of the Acquiring Fund since it commenced operations in 1988, and manages the day-to-day operations of the Acquiring Fund, including making substantially all investment decisions.

          The investment policies of the Acquiring Fund are generally similar to those of the Acquired Fund. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund, however, are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

          This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated October 3, 1995, relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

     1. The Prospectus of Smith Barney Utilities Fund dated November 7, 1994, as supplemented by Prospectus Supplements dated May 22, 1995 and May 25, 1995, is incorporated in its entirety by reference and a copy is included herein.

     2. The Prospectus of Smith Barney Funds, Inc. -- Utility Portfolio dated April 28, 1995, as supplemented by a Prospectus Supplement dated June 26, 1995, is incorporated in its entirety by reference.

          Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                               TABLE OF CONTENTS


                                                                          PAGE

ADDITIONAL MATERIALS  . . . . . . . . . . . . . . . . . . . . . . . . . .    4

FEE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

REASONS FOR THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . .   15

INFORMATION ABOUT THE REORGANIZATION  . . . . . . . . . . . . . . . . . .   17

INFORMATION ABOUT THE ACQUIRING FUND  . . . . . . . . . . . . . . . . . .   21

INFORMATION ABOUT THE ACQUIRED FUND . . . . . . . . . . . . . . . . . . .   28

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . .   35

INFORMATION ON SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . .   44

ADDITIONAL INFORMATION ABOUT SMITH BARNEY FUNDS, INC. AND
  SMITH BARNEY INCOME FUNDS . . . . . . . . . . . . . . . . . . . . . . .   47

OTHER BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   48

VOTING INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .   48

FINANCIAL STATEMENTS AND EXPERTS  . . . . . . . . . . . . . . . . . . . .   50

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   51

EXHIBIT A:  AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . .  A-1




                             ADDITIONAL MATERIALS

          The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated October 3, 1995 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

     1. Statement of Additional Information of Smith Barney Income Funds dated November 7, 1994, as supplemented on May 22, 1995 and May 25, 1995.

     2. Annual Report of Smith Barney Utilities Fund for the fiscal year ended July 31, 1995.



     3. Annual Report of Smith Barney Funds, Inc. -- Utility Portfolio for the fiscal year ended December 31, 1994.

     4. Semi-Annual Report of Smith Barney Funds, Inc. -- Utility Portfolio for the six-month period ended June 30, 1995.

                                  FEE TABLES

          Following are tables showing current costs and expenses of the Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by the Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES




                                                                    Acquired              Acquiring
                                                                      Fund                  Fund                Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a
    percentage of
    offering price)  . . . . . . . . . . . . . . . . . . .                 5.00%                 5.00%                   5.00%

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds, whichever is lower) . . . . . . .                 None*                 None*                   None*

 Annual Operating Expenses
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . .                 0.60%                 0.65%                   0.65%
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . .                 0.25                  0.25                    0.25
    Other expenses** . . . . . . . . . . . . . . . . . . .                 0.19                  0.17                    0.14

 Total Operating Expenses  . . . . . . . . . . . . . . . .                 1.04%                 1.07%                   1.04%




* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

** "Other expenses" for Class A shares of the Acquired Fund are based on expenses for the six-month period ended June 30, 1995, for the Acquiring Fund are based on expenses for the fiscal year ended July 31, 1995 and for the pro forma financial figures are based on estimated expenses for the fiscal year ended July 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of July 31, 1995.


CLASS B SHARES




                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                  Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a
    percentage of offering price)  . . . . . . . . . . .                  None                    None                   None

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds, whichever is lower) . . . . . .                   5.00%                 5.00%                   5.00%

 Annual Operating Expenses
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . .                   0.60%                 0.65%                   0.65%
    12b-1 fees*  . . . . . . . . . . . . . . . . . . . .                   1.00                  0.75                    0.75
    Other expenses** . . . . . . . . . . . . . . . . . .                   0.13                  0.16                    0.16

 Total Operating Expenses  . . . . . . . . . . . . . . .                   1.73%                 1.56%                   1.56%




* Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee.

** "Other expenses" for Class B shares of the Acquired Fund are based on expenses for the six-month period ended June 30, 1995, for the Acquiring Fund are based on expenses for the fiscal year ended July 31, 1995 and for the pro forma financial figures are based on estimated expenses for the fiscal year ended July 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of July 31, 1995.


CLASS C SHARES





                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                 Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a
    percentage of offering price)  . . . . . . . . . . . .               None                   None                     None

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds,
     whichever is lower) . . . . . . . . . . . . . . . . .               1.00%                    1.00%                  1.00%

 Annual Operating Expenses
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . .               0.60%                    0.65%                  0.65%
    12b-1 fees*  . . . . . . . . . . . . . . . . . . . . .               1.00                     0.70                   0.70
    Other expenses** . . . . . . . . . . . . . . . . . . .               0.22                     0.16                   0.16

 Total Operating Expenses  . . . . . . . . . . . . . . . .               1.82%                    1.51%                  1.51%




* Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

** "Other expenses" for Class C shares of the Acquired Fund are based on expenses for the six-month period ended June 30, 1995, for the Acquiring Fund are based on expenses for the six-month period ended June 30, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended July 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of July 31, 1995.


Examples

          The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.






                                                              1 Year              3 Years           5 Years          10 Years*

 An investor would pay the following expenses on a $1,000 investment, assuming (1) 5.00% annual return and (2) redemption at the end of each time period:

 Class A
    Acquired Fund  . . . . . . . . . . . . . . . . .                $60                  81              $105              $171
    Acquiring Fund . . . . . . . . . . . . . . . . .                 60                  82               106               174
    Pro Forma  . . . . . . . . . . . . . . . . . . .                 60                  81               105               171

 Class B
    Acquired Fund  . . . . . . . . . . . . . . . . .                $68                 $84              $104              $186
    Acquiring Fund . . . . . . . . . . . . . . . . .                 66                  79                95               172
    Pro Forma  . . . . . . . . . . . . . . . . . . .                 66                  79                95               172

 Class C
    Acquired Fund  . . . . . . . . . . . . . . . . .                $28                 $56               $97              $211
    Acquiring Fund . . . . . . . . . . . . . . . . .                 25                  48                82               180
    Pro Forma  . . . . . . . . . . . . . . . . . . .                 25                  48                82               180





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.



An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:





                                                            1 Year              3 Years           5 Years           10 Years*

 Class A
      Acquired Fund  . . . . . . . . . . . . . . .                $60                 $81              $105                $171
      Acquiring Fund . . . . . . . . . . . . . . .                 60                  82               106                 174
      Pro Forma  . . . . . . . . . . . . . . . . .                 60                  82               106                 171

 Class B
      Acquired Fund  . . . . . . . . . . . . . . .                $18                 $54               $94                $186
      Acquiring Fund . . . . . . . . . . . . . . .                 16                  49                85                 172
      Pro Forma  . . . . . . . . . . . . . . . . .                 16                  49                85                 172

 Class C
      Acquired Fund  . . . . . . . . . . . . . . .                $18                 $56               $97                $211
      Acquiring Fund . . . . . . . . . . . . . . .                 15                  48                82                 180
      Pro Forma  . . . . . . . . . . . . . . . . .                 15                  48                82                 180




* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.


          The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                    SUMMARY

     THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE AGREEMENT AND PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE ACCOMPANYING PROSPECTUS OF THE ACQUIRING FUND DATED NOVEMBER 7, 1994, AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS DATED MAY 22, 1995 AND MAY 25, 1995, AND THE PROSPECTUS OF THE ACQUIRED FUND DATED APRIL 28, 1995, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED JUNE 26, 1995.

          PROPOSED REORGANIZATION. The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to Smith Barney Income Funds on behalf of the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Income Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. (Shareholders of Class A, Class B or Class C shares of the Acquired Fund will receive Class A, Class B or Class
C shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

          For the reasons set forth below under "Reasons for the Reorganization," the Board of Directors of Smith Barney Funds, including the Directors of Smith Barney Funds who are not "interested persons" (the "Independent Directors"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Trustees of Smith Barney Income Funds has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

          Approval of the Reorganization will require the affirmative vote of the holders of a majority of the Acquired Fund shares outstanding and entitled to vote at the Meeting, in person or by proxy, if a quorum is present. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Voting Information."

          TAX CONSEQUENCES. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization.

          INVESTMENT OBJECTIVES AND POLICIES. The Acquired Fund and the Acquiring Fund have generally similar investment objectives, policies and restrictions. The Acquired Fund seeks to provide current income and moderate capital appreciation by investing in equity and debt securities of public utility companies. The Acquiring Fund seeks primarily to provide current income and secondarily to provide long-term capital appreciation. The Acquiring Fund attempts to achieve its investment objective by investing primarily, but not exclusively, in the equity and debt securities of companies in the utility industry. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

          PURCHASE AND REDEMPTION PROCEDURES. The purchase and redemption procedures available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Purchase of shares of the Acquiring Fund and the Acquired Fund may be made through the Funds' distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both the Acquiring Fund and the Acquired Fund are sold subject to a maximum initial sales charge of 5.00% of the public offering price. Class A shares of either Fund may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of Funds offered by Smith Barney held by such person that are exchangeable with Class A shares of either Fund and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of both Funds, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months. Class B and Class C shares of both Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. In addition Class Y shares of both Funds are currently offered for sale, without an initial sales charge or CDSC, and are available only to investors meeting an initial investment minimum of $5,000,000. As of September 20, 1995 (the "Record Date"), no Class Y shares of either Fund were outstanding. Further, Class Z shares are currently offered by the Acquiring Fund exclusively for sale to tax-exempt employee benefit and retirement plans of Smith Barney or any of its affiliates and to certain unit investment trusts sponsored by Smith Barney or any of its affiliates. The Acquired Fund does not offer Class Z shares.

          Class A shares of both the Acquiring and the Acquired Fund may be redeemed at their respective net asset values per share next determined without charge, except as set forth in the preceding paragraph. Class B shares of both Funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 5.00% of the lower of original cost or redemption proceeds, declining by 1.00% the first year after purchase and by 1.00% each year thereafter to zero. Class C shares of both Funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to The Shareholder Services Group, Inc. ("TSSG" or the "transfer agent"), a subsidiary of First Data Corporation. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

          EXCHANGE PRIVILEGES. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in certain other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. For purposes of computing the CDSC that may be payable upon a disposition, the Class B and Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B and Class C shares that were exchanged therefor. Class B shares of the Funds that are exchanged for Class B shares of other Smith Barney Mutual Funds imposing a higher CDSC will be subject to the higher applicable CDSC. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Fund.

          DIVIDENDS. Dividends from net investment income, if any, of the Acquiring Fund will be declared monthly and will be paid on the last Friday of each month. Distributions of any net long-term capital gains earned by the Acquiring Fund will be made annually after the close of the fiscal year in which they are earned. Distributions of short-term capital gains may be paid more frequently with dividends from net investment income. The Acquired Fund's policy is to declare and pay dividends from net investment income monthly and to make annual distributions of net realized capital gains, if any. With respect to both Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends, Distributions and Taxes" in the accompanying Prospectus of the Acquiring Fund.

          SHAREHOLDER VOTING RIGHTS. Smith Barney Funds and Smith Barney Income Funds are both registered with the SEC as open-end, diversified management investment companies. The Acquired Fund is a separate series of Smith Barney Funds, a Maryland corporation having a Board of Directors. The Acquiring Fund is a separate series of Smith Barney Income Funds, a Massachusetts business trust having a Board of Trustees. Shareholders of both Funds have similar voting rights. Neither Fund holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Directors/Trustees unless and until such time as less than a majority of the Directors/Trustees holding office has been elected by shareholders. At that time, the Directors/Trustees in each Fund then in office will call a shareholders' meeting for the election of Directors/Trustees.

          In addition, under the laws of the State of Maryland, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.


          For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Information on Shareholders' Rights -- Voting Rights."

                                 RISK FACTORS

          Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, the investment risks are substantially similar. Such risks are generally those typically associated with investing in equity and debt securities of companies in the utilities industries. The following is a summary of certain risk factors associated with investing in shares of the Acquiring Fund and, where applicable, shares of the Acquired Fund. This summary is qualified in its entirety by the accompanying Prospectus of the Acquiring Fund. In addition, certain risks associated with various investment strategies utilized by the Acquiring Fund are described herein under "Comparison of Investment Objectives and Policies."

          Investment in Utility Securities. Because each Fund concentrates in investments in one sector, their portfolios may be subject to greater risk and market fluctuations than a portfolio of securities representing a broader range of investment alternatives. The Funds are particularly subject to risks that are inherent to the utility industries that make up this sector, including difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs during an inflationary period, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, availability of certain types of fuel, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes. There are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will grant rate increases in the future or that such increases will be adequate to permit the payment of dividends on common stocks. Additionally, existing and possible future regulatory legislation may make it even more difficult for these utilities to obtain adequate relief.

          Each of the risks referred to above could adversely affect the ability and inclination of public utilities to declare or pay dividends and the ability of holders of common stock to realize any value from the assets of the issuer upon liquidation or bankruptcy. Moreover, price disparities within selected utility groups and discrepancies in relation to averages and indices have occurred frequently for reasons not directly related to the general movements or price trends of utility common stocks. Causes of these discrepancies include changes in the overall demand for and supply of various securities (including the potentially depressing effect of new stock offerings), and changes in investment objectives, market expectations or cash requirement of other purchasers and sellers of securities.

          Interest Rate Risk. Each Fund will be affected by general changes in interest rates which will result in increases or decreases in the market value of the debt securities held by the Acquiring Fund. The market value of the debt securities held by a Fund can be expected to vary inversely to changes in prevailing interest rates.


                        REASONS FOR THE REORGANIZATION

          The Board of Directors of Smith Barney Funds has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have generally similar investment objectives and policies and have the same investment adviser and transfer agent. In reaching this conclusion, the Board considered a number of factors as described below.

          Among the factors considered by the Board of Directors of Smith Barney Funds was the 1993 transaction pursuant to which Travelers Group Inc. (formerly Primerica Corporation) acquired certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. As a result of this transaction, Smith Barney became the sponsor of two separate and totally distinct families of mutual funds, each with, among other things, differing pricing structures, classes of shares, exchange privileges, sweep functions and types of funds. The Board was advised that with the completion of the merger of back-office brokerage operations and the implementation of a uniform pricing and class structure on November 7, 1994, significant consolidation of the two mutual fund groups has been made feasible and desirable. The Board was further informed that the next step in this process would be to eliminate the duplication of funds within the consolidated Smith Barney fund complex. The Board of Directors of Smith Barney Funds was presented with information that indicated that investors have been and will continue to be confused in the face of similar utility industries funds managed by the same investment adviser (although the Acquired Fund and the Acquiring Fund have different portfolio managers, i.e., the individual primarily responsible for each Fund's day-to-day investment decisions). In particular, the Board was presented with information to the effect that, with two different funds, Smith Barney was confronted with the following operational and shareholder services issues, including (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds, and
(ii) investor confusion associated with offering similar funds that provide differing yields.

          The Board of Directors of Smith Barney Funds also considered that no sales charges would be imposed in effecting the Reorganization, the advantages of eliminating duplication inherent in marketing two funds with similar investment objectives and the savings in expenses borne by Acquired Fund shareholders expected to be realized by the Reorganization. The Board recognized that the annual management fee payable by the

Acquiring Fund after the transaction would, as a percentage of average net assets, be 0.05% higher than that currently paid by the Acquired Fund. However, the Board was also shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, it is estimated that Class A shareholders of the Acquired Fund would experience no increase in total operating expenses, and that, notwithstanding the increase in management fees, Class B and Class C shareholders of the Acquired Fund should actually experience a reduction in expenses of 0.26% and 0.31%, respectively. Subsequently, information regarding the operating expenses of the Acquired Fund and the Acquiring Fund became available reflecting expenses as of June 30, 1995 and July 31, 1995, respectively, which is included under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, assuming the same level of assets for the combined fund after the Reorganization as on July 31, 1995, it is estimated that Class A shareholders of the Acquired Fund would experience no increase in total operating expenses, and Class B and Class C shareholders would experience a reduction in total operating expenses of 0.17% and 0.28%, respectively. The Board also considered, among other things, the terms and conditions of the Reorganization and the comparative investment performance of the Funds. In addition, the Board was advised that the Reorganization would be effected as a tax-free reorganization.


          In light of the foregoing, the Board of Directors of Smith Barney Funds, including the Independent Directors, has determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Board of Directors has also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.

          The Board of Trustees of Smith Barney Income Funds has also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. The Board of Trustees was presented with information that indicated that investors have been and will continue to be confused in the face of similar utility industries funds managed by the same adviser. The Board of Trustees was presented with information to the effect that, with two different funds, Smith Barney experienced (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds, and (ii) client confusion associated with offering similar funds that provide differing yields. In addition, among other factors, the Board of Trustees considered pro forma financial information provided by Smith Barney which indicated that the Reorganization would likely not increase the expense ratio on shares of the Acquiring Fund. The Board of Trustees also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Trustees, including a majority of the independent Trustees, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders would not be diluted as a result of the Reorganization.


                     INFORMATION ABOUT THE REORGANIZATION

          PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that Smith Barney Income Funds on behalf of the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Income Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund on November 17, 1995 or such later date as may be agreed upon by the parties (the "Closing Date").

          Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A, Class B and Class C shares of the Acquiring Fund to be issued to the Acquired Fund shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A, Class B and Class C shares, respectively. The net asset value per share of each class will be determined by dividing assets, less liabilities, by the total number of outstanding shares of the relevant class.

          The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in the Prospectus of the Acquiring Fund to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio. The method of valuation employed will be consistent with the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.

          At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may, declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable period ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Acquired Fund's dividend will include its net capital gains realized in the taxable year ending on or prior to the Closing Date (after reductions for any capital loss carryforward).


          As soon after the Closing Date as conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

           The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date (i) by mutual agreement of Smith Barney Funds on behalf of the Acquired Fund and Smith Barney Income Funds on behalf of the Acquiring Fund;
(ii) Smith Barney Funds on behalf of the Acquired Fund in the event that Smith Barney Income Funds shall, or Smith Barney Income Funds on behalf of the Acquiring Fund in the event that Smith Barney Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date; or (iii) by Smith Barney Funds on behalf of the Acquired Fund, or by Smith Barney Income Funds on behalf of the Acquiring Fund, if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Approval of the Plan will require the affirmative vote of the holders of a majority of the Acquired Fund shares outstanding and entitled to vote at the Meeting, in person or by proxy, if a quorum is present. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Directors of the Acquired Fund will consider other possible courses of action available to it, including resubmitting the Reorganization proposal to shareholders.

          DESCRIPTION OF THE ACQUIRING FUND'S SHARES. Full and fractional shares of beneficial interest of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

          FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets of the Acquired Fund for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, Smith Barney Income Funds on behalf of the Acquiring Fund and Smith Barney Funds on behalf of the Acquired Fund will receive an opinion from Willkie Farr & Gallagher, counsel to the Acquiring Fund, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

          (1) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the

Acquired Fund are each a "party to a reorganization" within the meaning of
Section 368(b) of the Code;

          (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund;

          (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's shares to the Acquired Fund's shareholders;

          (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for shares of the Acquiring Fund;

          (5) the aggregate tax basis for shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Acquired Fund surrendered therefor, and the holding period of shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which shares of the Acquired Fund exchanged therefor were held by such shareholder (provided shares of the Acquired Fund were held as capital assets on the date of the Reorganization); and

          (6) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

          CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of September 20, 1995, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.

                                                      Smith Barney                  Smith Barney         Pro Forma for
                                                      Funds, Inc.-                  Utilities         Reorganization Acquiring
                                                   Utilities Portfolio                 Fund               (Unaudited)
                                                      (Unaudited)                   (Unaudited)


                                                                     (In thousands, except per share values)
 Class A Shares
 Net assets  . . . . . . . . . . . . . . . . .       $  68,175                 $   171,171                $   239,345
 Net asset value per share . . . . . . . . . .       $   12.74                 $     14.58                $     14.58
 Shares outstanding  . . . . . . . . . . . . .           5,352                      11,742                     16,419

 Class B Shares
 Net assets  . . . . . . . . . . . . . . . . .        $  2,266                 $ 1,596,105                $ 1,598,372
 Net asset value per share . . . . . . . . . .        $  12.76                 $     14.57                $     14.57
 Shares outstanding  . . . . . . . . . . . . .             178                     109,578                    109,733

 Class C Shares
 Net assets  . . . . . . . . . . . . . . . . .        $  7,426                 $     4,090                $    11,516
 Net asset value per share . . . . . . . . . .        $  12.75                 $     14.57                $     14.57
 Shares outstanding  . . . . . . . . . . . . .             582                         281                        790

 Class Y Shares
 Net assets  . . . . . . . . . . . . . . . . .         $    0                   $        0                $         0
 Net asset value per share . . . . . . . . . .         $    0                   $        0                $         0
 Shares outstanding  . . . . . . . . . . . . .              0                            0                          0

 Class Z Shares
 Net assets  . . . . . . . . . . . . . . . . .             N/A                       1,032                $    15,043
 Net asset value per share . . . . . . . . . .             N/A                       14.58                $     14.58
 Shares outstanding  . . . . . . . . . . . . .             N/A                       1,032                      1,032




          As of the Record Date there were 5,352,407 outstanding Class A shares, 117,605 outstanding Class B shares, 582,357 outstanding Class
C shares and no outstanding Class Y shares of the Acquired Fund, and 11,742,219 outstanding Class A shares, 109,577,685 outstanding Class B shares, 280,765 outstanding Class C shares, no outstanding Class Y shares and 1,031,893 outstanding Class Z shares of the Acquiring Fund. As of the Record Date, the officers and Directors of Smith Barney Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Fund. To the best knowledge of the Directors of Smith Barney Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), except as set forth in the table below, owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquired Fund. As of the Record Date, the officers and Trustees of Smith Barney Income Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Fund. To the best knowledge of the Trustees of Smith Barney Income Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund.





                                                                                                Percentage of
                                                                                                 Class Owned
                                                                                                  of Record
                                                                                               or Beneficially


Name and                                                  Fund                                      Upon Consummation of the
Address                                                   and Class         As of the Record Date           Reorganization

Katherine M. Washburne                                  Aquired Fund           5.28%                        5.27%
2022 N. 71st Street                                     Class B
Milwaukee, WI 53213





                     INFORMATION ABOUT THE ACQUIRING FUND



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH AUGUST 18, 1995).


          During the fiscal year ended July 31, 1995, the financial markets provided both fixed-income and equity investors with substantial total returns. The catalyst for these positive returns was the preemptive actions of the Federal Reserve Board to orchestrate an economic slowdown while controlling inflation. At the same time, domestic corporations recorded better-than-expected earnings as they continued to benefit from improved productivity and international competitiveness. The 30-year Treasury bond market remained volatile with yields declining from 7.36% on July 31, 1994 to 6.86% on July 31, 1995. The majority of this decline occurred in the past six months after long-term yields rose to over 8% late in 1994. The equity markets reacted positively to this combination of lower interest rates and improved corporate earnings. The Standard & Poor's 500 Index, a common benchmark for the U.S. stock market, produced a total return of 26.07% for the year ended July 31, 1995 with the majority of the gain occurring since the beginning of this year. Utility investors also participated in this rally with the Standard & Poor's Utilities Index, which is composed of telephone, natural gas and electric companies, generating a total return of 12.39% for the same period.

          Since January 1995, the rally in the utility sector has more than offset the declines experienced during the previous fiscal year. In management's view, this reinforces the benefits of long-term investing and the importance of a balanced investment portfolio. During the past fiscal year, the Utilities Fund produced a positive total return of 13.24% for Class A shares and 12.62% for Class B shares. The Utilities Fund has proved to be a solid long-term investment with average annual returns since 1988 (excluding sales charge) to the end of its fiscal year on July 31, 1995, of 11.61% to investors in Class B shares (the Fund's oldest investment class). In management's opinion, utilities offer high current income and tend to provide lower returns than more volatile, economically sensitive sectors in an equity market rally. When viewed over a full market cycle, management believes that utilities are a suitable alternative for more conservative investors.

          Management has a positive long-term outlook for the financial markets but its expectations are realistic. Management does not see the current pace continuing without a period of consolidation or possibly several short-term market declines. Over the next several quarters, management envisions sustainable 2% to 3% economic growth without inflationary pressures, combined with continued corporate-productivity and international-earnings gains. Financial-market volatility could increase if inflation fears emerge or corporate earnings do not meet optimistic investor expectations. The business climate should remain favorable, however, since the Federal Reserve recently lowered short-term interest rates. Corporations are focused on controlling costs and technological advances continue to enhance productivity.

Industry Overview

          The domestic electric-utility industry continues to be challenged by its evolving transition to a more competitive operating environment. This will be particularly visible at the generation level of a vertically integrated industry. The goal of deregulation is to reduce the cost of electricity and improve industry efficiency. These changes will impact the entire electric-utility industry, although the effect on individual companies and the pace of change will vary. Many individual states are now studying proposals for restructuring the industry within their own geographic boundaries. California is the most visible of these states with a proposal for the creation of a power-pool structure to purchase electricity from the lowest-cost supplier. Other states are taking a more cautious approach and awaiting the results of further studies. This disparity of proposals at the state level, combined with the strong mandate on the federal level, will likely result in a slower transition to a fully competitive industry structure. The industry's evolution has continued to create investor uncertainty although the recent recognition that utilities are entitled to recover part or all of their uneconomic assets in a fully competitive environment on both the federal and state levels, has been encouraging.

          In the past year, electric-utility managements have studied and implemented strategies designed to make companies more competitive. These include operating-cost reductions, using excess cash flow to retire debt and repurchase common stock, negotiating long-term contracts with large, industrial customers, accelerating depreciation schedules on nuclear plants, and reviewing diversification activities. The utilities that are a lower-cost provider, which have strong management, a defined corporate strategy, and focus on customer needs, will benefit from a more competitive industry structure. Those companies with favorable competitive positions have performed better than those that are facing increasing competitive pressure. The uncertainty created by the industry's transition and the rally in the equity market have caused utility stocks to lag the market during 1995.
During the second quarter of 1995, the yield on utility stocks was almost equal to the yield on long-term Treasury bonds. Historically, this has proven to be an attractive level for utility investors, relative to the fixed-income market. Management expects electric utilities to perform in line with the broad equity market for the balance of 1995. Electric-utility stocks could, on occasion, outperform if volatility increases and investors seek more defensive investments.

Portfolio Strategy

          Management's portfolio strategy remains focused on solid fundamental analysis and attractive relative valuations in the selection of investments. Management combines both fixed-income and equity investments which gives the Utilities Fund access to market opportunities in both areas as long-term interest rates change. As of August 18, 1995, the Utilities Fund's current portfolio mix was 51% common stocks (43% electric and gas and 8% telecommunications), 41% long-term investment-grade utility bonds, and 8% cash.

          During the past fiscal year, electric utility stock prices have reacted to the level of long-term interest rates which continue to be the major factor in the price movement of the sector. The decline in long-term interest rates and strong rally in utility stocks during the first half of 1995 have caused management to increase the Utilities Funds's cash holdings by taking profits in selected issues that appear to be fully valued. Management intends to reinvest this cash in the next several months as the financial markets consolidate their recent gains. A market correction would be viewed as a buying opportunity. The Utilities Fund's current electric-utility holdings combine yield-oriented defensive issues with growth-oriented, lower-yielding investments. Future investments will include both defensive and growth issues with special emphasis on less current income and more defined long-term growth opportunities. Management feels that companies with solid management and service-territory growth will provide attractive total returns and achieve higher market valuations. During the past fiscal year, management has changed the Utilities Fund's focus to more long-term growth. Management has initiated or added the following to the Utilities Fund's holdings: American Electric Power, Baltimore Gas and Electric, FPL Group Inc., DPL Inc., Portland General, and Houston Industries. Management has sold or reduced the Utilities Fund's holdings in: Allegheny Power Systems, Dominion Resources, Florida Progress, Long Island Lighting, Pacific Gas and Electric, and Pacificorp. Management has maintained the Utilities Fund's weighting in the natural-gas sector as the industry offers some attractive long-term growth prospects but faces the more immediate problems of high storage levels and a declining commodity price level. Management will continue to monitor this sector and will increase the Utilities Fund's holdings if the demand/supply relationship for the industry improves. Management slightly reduced the Utilities Fund's telecommunications holdings during the past year as the industry awaits a major telecommunication reform proposal from Congress. This proposal would give the regional Bell operating companies greater access to the long-distance telephone market. Management will review this industry as the legislation moves closer to approval and may add to the Utilities Fund's growth-oriented holdings such as GTE Corporation and Bell South Corporation.

          The portfolio's fixed-income holdings are relatively unchanged and benefited from the rally in long-term bonds. Management's focus continues to be on investment-grade, first-mortgage debentures with favorable price spreads to the fixed-income market. The yield spread between utility common stocks and utility bonds has favored equity investment during the past fiscal year. The number of new electric utility bond offerings has also declined substantially resulting in an improved price structure and has made it more difficult to replace higher-quality holdings. However, since management intends to retain higher-quality holdings, this should not affect the portfolio. The substantial income received from this sector of the portfolio has enabled management to place additional emphasis on the selection of growth-oriented equity holdings.

Some Final Thoughts

          Electric utilities provide essential services to our growing economy. The changes occurring within the industry are focused on improving efficiency and lowering the cost of electricity to the consumer. While the industry must endure a period of uncertainty until the final structure is designed, it should not deter the long-term investor from the potential income and growth benefits of utility investing. In management's opinion, careful stock selection, diversification and professional management will help to reduce the risks.

Smith Barney Utilities Fund


 Historical Performance    Class A Shares


                                             Net Asset Value
                                     Beginning               End                Income           Capital Gains            Total
Year Ended                            of Year              of Year             Dividends         Distributions          Returns(1)

 7/31/95                               $13.28                $14.03             $0.84                $0.08               13.24%
 7/31/94                                15.97                 13.28              0.83                 0.50               (8.99)
 Inception* - 7/31/93                   14.36                 15.97              0.64                 0.13               17.01
 Total                                                                          $2.31                $0.71





 Historical Performance    Class B Shares


                                              Net Asset Value
                                      Beginning               End                Income           Capital Gains            Total
Year Ended                             of Year              of Year            Dividends          Distributions         Returns(1)

 7/31/95                                $13.28               $14.02              $0.78                $0.08              12.62%
 7/31/94                                 15.97                13.28               0.75                 0.50              (9.52)
 7/31/93                                 14.83                15.97               0.80                 0.15              14.96
 7/31/92                                 13.95                14.83               0.35                 0.00               8.98
 2/28/92                                 13.21                13.95               0.84                 0.15              13.63
 2/28/91                                 12.93                13.21               0.90                 0.10              10.46
 2/28/90                                 12.09                12.93               0.90                 0.21              16.34
 Inception* - 2/28/89                   $12.00                12.09               0.57                 0.15               6.80
 Total                                                                           $5.89                $1.34





 Historical Performance    Class C Shares

                                               Net Asset Value
                                      Beginning               End                Income           Capital Gains            Total
Year Ended                            of Year              of Year             Dividends         Distributions          Returns(1)

 7/31/95                               $13.28                $14.02             $0.78                $0.08               12.62%
 7/31/94                                15.97                 13.28              0.75                 0.50               (9.52)
 Inception* - 7/31/93                   15.17                 15.97              0.39                 0.02                8.08
 Total                                                                          $1.91                $0.60


Smith Barney Utilities Fund


 Historical Performance    Class Z Shares


                                              Net Asset Value
                                     Beginning               End                Income           Capital Gains            Total
Year Ended                            of Year              of Year             Dividends         Distributions          Returns(1)

 7/31/95                               $13.28                $14.02             $0.89                $0.08               13.55%
 7/31/94                               $15.97                 13.28              0.87                 0.50               (8.78)
 Inception* - 7/31/93                   14.36                 15.97              0.66                 0.14               17.21
 Total                                                                          $2.42                $0.72



   It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.



 Average Annual Total Return


 Without Sales Charge

(1)                                            Class A              Class B                Class C               Class Z

 Year Ended 7/31/95                             13.24%               12.62%                 12.62%                13.55%
 Five Years Ended 7/31/ 95                       N/A                  9.21                    N/A                   N/A
 Inception* - 7/31/95                            7.09                 9.79                   3.95                  7.35



 With Sales Charge
(2)                                             Class A              Class B                 Class C               Class Z

 Year Ended 7/31/95                              7.57%                7.62%                   11.62%                13.55%
 Five Years Ended 7/31/95                         N/A                 9.07                      N/A                   N/A
 Inception* - 7/31/95                            5.08                 9.79                     3.95                  7.35


Smith Barney Utilities Fund


 Cumulative Total Return


                                                  Without
                                               Sales Charge(1)

 Class A (Inception* through 7/31/95)             20.57%
 Class B (Inception* through 7/31/95)             98.62
 Class C (Inception* through 7/31/95)             10.11
 Class Z (Inception* through 7/31/95)             21.38

 (1)  Assumes reinvestment of all dividends and capital gains distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class B and Class C shares.

 (2)  Assumes reinvestment of all dividends and capital gains distributions at net asset value.  In addition, Class A shares reflect the deduction of the maximum initial sales charge of 5.00%, Class B shares reflect the deduction of a 5.00% CDSC, which applies if shares are redeemed less than one year from initial purchase.  Class C shares reflect the deduction of a
      1.00% CDSC if shares are redeemed within the first year of purchase.

 *    Inception dates for Class A, Class B, Class C and Class Z shares are November 6, 1992, March 28, 1988, February 4, 1993 and
      November 6, 1992, respectively.


                Growth of $10,000 Invested in Class B Shares of
                            Smith Barney Utilities Fund
      vs. the Standard & Poor's 500 Index and Lipper Utilities Average*
                                   (unaudited)


                            March 1988 - July 1995

                   Description of Mountain Chart -- Class B

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on March 28, 1988 in Class B shares of the Acquiring Fund as compared with the growth of a $10,000 investment in the S&P 500 and the Lipper Utilities Average. The plot points used to draw the line graphs were as follows:




                                                            Growth of $10,000                  Growth of $10,000
               Month     Growth of $10,000 Invested         Investment in the Lipper           Investment in the
               Ended     in Class B Shares of the Fund      Utilities Average                  S&P 500 Index

             3/28/88                    $10,000                            $10,000                             $10,000
                7/88                    $10,208                            $10,466                             $10,626
                7/89                    $12,210                            $13,152                             $14,019
                7/90                    $12,785                            $13,654                             $14,931
                7/91                    $14,362                            $15,089                             $16,837
                7/92                    $16,997                            $18,063                             $18,990
                7/93                    $19,494                            $21,096                             $20,649
                7/94                    $17,636                            $19,855                             $21,714
                7/95                    $19,861                            $21,853                             $27,383



* Hypothetical illustration of $10,000 invested in Class B shares at inception on March 28, 1988, assuming reinvestment of dividends and capital gains, if any, at net asset value through July 31, 1995. The Standard & Poor's 500 Stock Index ("S&P 500") is an index composed of widely held common stocks listed on the New York Stock Exchange, American Stock Exchange and over-the-counter market. Figures for the S&P 500 index include reinvestment of dividends. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The Lipper Analytical Services, Inc. Utilities Fund Average ("Lipper Utilities Average") is composed of the Utilities Fund's peer group of mutual funds (13 funds as of July 31, 1995) investing in utilities securities. The performance of the Utilities Fund's other classes may be greater or less than the Class B shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

     Performance information is not available for Class Y shares of the Acquiring Fund because, as of the Record Date, no Class Y shares of the Acquiring Fund had been sold.









                      INFORMATION ABOUT THE ACQUIRED FUND

          Management's Discussion and Analysis of Market Conditions and Portfolio Review (through December 31, 1994).

          Smith Barney Funds, Inc. -- Utility Portfolio's total return for the year ended December 31, 1994 was a negative 8.56% for Class A shares, compared to a negative 8.99% for the average utility stock fund during the same period, according to Lipper Analytical Services. The Standard & Poor's Utilities Index returned a negative 7.95% and the Lehman Government/Corporate Index returned a negative 3.51%, both for the same period.

Market Review

          Although 1993 was a solid year for utilities, most utility stocks experienced a steep correction in 1994. Throughout the year, the electric utility industry was buffeted by both internal and external forces. External pressures occurred as the Federal Reserve Board attempted to slow economic growth and prevent inflation by increasing interest rates six times throughout the year. In response, the bond market plunged, suffering one of its worst declines in 40 years. Not only did higher interest rates push bond prices down, but they also caused utility prices to fall.

          Internal forces, however, are producing a fundamental change in the electric utility industries in the form of deregulation. This deregulation is creating competitive challenges which will ultimately affect all U.S. utilities. Concerns about deregulation added to last year's correction in the utilities market. The earnings of several electric utility companies have already been affected by deregulation as more retail customers are able to choose from a selection of electric power providers, and industrial heavy users negotiate lower rates. FPL Group (formerly Florida Power & Light), SCE Corporation, a Rosemead, California company, and New York State Gas and Electric are notable cases where dividends have been cut. The Federal Energy Regulatory Commission is currently considering other significant deregulation issues, such as separating the cost of producing electricity from transmitting it across the wires.

          Several other influences on 1994 utility results are also worth mentioning. First, weather conditions became less severe as the year progressed which hurt natural gas and electric utility earnings. Second, the typically high payout ratios (about 85%) of the electric utility industries left little room for negative earnings surprises. At worst this contributed to dividend cuts in a period when the industry, as a whole, had slowed its dividend growth to less than 1%.

Portfolio Strategy

          In the face of industry and market uncertainties, management's strategy has been to keep the Utility Portfolio well diversified. In the second half of the year, management gradually increased the Portfolio's equity position. At year end, the Utility Portfolio's allocation was approximately 60% stocks, 39% bonds and 1% cash. Within the equity sector, 67% was allocated to electric, 11% to natural gas and 13% to telephone. Late in the year, management increased both the Utility Portfolio's stock and bond electric position. With prices depressed, electric utilities offer good value and attractive yields. Management decreased the Utility Portfolio's natural gas holdings because prices had collapsed, and management thought they might suffer further losses. Also, management sold Sprint, taking a profit on the strength of their long distance business, which decreased the Portfolio's telephone position.

          To benefit from the effects of rising interest rates, management modestly increased the average duration in the bond portion of the Utility Portfolio late in 1994. Duration is a measure of a fund's volatility when interest rates move up or down. The longer the duration, the more sensitive the fund is to interest rate changes.

          Companies that management favors are low-cost producers with no expensive nuclear power generating equipment. One such company is American Electric Power. Located in Columbus, Ohio, it benefits from the Midwest's industrial strength and has excellent transmission capabilities. Another is Dayton Power & Light. It received a favorable rate decision from Ohio state regulators which should be good for earnings and above-average dividend growth. In the telephone sector, management has positive expectations for GTE. Although the benefits of restructuring have appeared more slowly than expected, management believes they will be seen in the next few years. There are also excellent opportunities in their cellular phone business.

Outlook

          Looking ahead, management believes that interest rates will stabilize, creating more favorable circumstances for both the bond and stock markets. Deregulation should proceed more slowly than expected by many investors, but it will still be a factor in the industry. Some utilities with low costs already in place are in a position to benefit from deregulation, and management will continue to seek those companies for the Utility Portfolio.
In this environment, management expects that the performance of the Utility Portfolio should improve as management continues to emphasize a diversified portfolio and individual stock selection in the coming year.

          Management's Update (through July 28, 1995).

          Financial assets performed well across the board for the first half of 1995, and utility issues were no exception. Interest rates have declined this year almost as sharply as they rose last year. One important difference this year is that market forces are now leading interest rates down whereas in 1994 the Federal Reserve Board led rates up. The Federal Reserve Board's recent decision to notch down rates by one-quarter percentage point bodes well for utility stocks since a further decline in rates is expected. As we moved through the first half of 1995, consumer sales weakened, which, in turn, contributed to a classic inventory correction. A number of key commodity prices have either declined or peaked out. Significantly, there appears to be some progress in Washington in paring down the budget excesses of the past. Thus, we may be in an environment where short-term trends favorable to low inflation and stable interest rates are reinforced by longer-term trends.

Portfolio Strategy

          The Utility Portfolio has been fully invested throughout the year. As of July 28, 1995, asset allocation for the Utility Portfolio was 32% bonds and 68% stocks. The duration of the bonds is less than 10 years, and they are, for the most part, widely diversified between electric and natural gas utility issuers. In the equity sector, the breakdown is: electric, 65%; telephone, 16%; natural gas, 15%; and miscellaneous, 4%.

          Deregulation is having a huge impact on electric utilities as it slowly erodes utilities' monopoly status and makes them compete to sell power, especially to large industrial users. Because of these pressures, market participants now perceive electric utility stocks to be more risky investments. This has pushed utility yields to about the same level as Treasury bond yields whereas historically, utility yields have been approximately one percentage point lower. In this changing market environment, investors are more carefully evaluating a utility's competitive position with respect to production costs, debt levels, and market share -- making dividend yield a less important criterion.

          In selecting stocks for the Utility Portfolio, management tries to focus on companies with low payout ratios combined with being a low-cost
producer of electricity.   Special situations are also an integral part of the
Portfolio. One example is Entergy, an out-of-favor electric utility with a low price/book ratio and a high yield. Management thinks that there are a number of positive changes taking place within the company which are not yet reflected in the price of the stock. Management has also added Houston Industries to the Portfolio. Management believes that the sale of its cable operations will provide funds for a share buy-back plan and boost earnings.
In the telephone utilities area, management has added Sprint and Comsat and increased the Portfolio's position in Telmex.

Outlook

          As discussed above, the yield on utility stocks is historically high relative to Treasuries. In management's opinion, utility stock prices are still undervalued primarily because of the threat of deregulation and therefore have a potential for appreciation. Although increased competition and deregulation is still very real, it could take a long time to materialize. This should benefit electric utility stock performance over the near term. In the natural-gas sector, the price of natural gas has also declined, but should recover later in the year. This will be modestly positive for Questar, Tenneco and Sonat. In the telephone industry, the soft landing for the economy should keep interest rates attractive and provide unit-volume growth, which will be especially positive for Sprint. Regulatory changes pending in Congress should benefit management's largest position in GTE, as well as Bell Atlantic.

Smith Barney Funds, Inc. - Utility Portfolio


 Historical Performance    Class A Shares


                                              Net Asset Value
                                      Beginning               End                Income           Capital Gains            Total
Year Ended                             of Year              of Year             Dividends         Distributions          Returns(1)

 12/31/94                              $13.29                $11.31             $0.81                $0.05               (8.56)%
 12/31/93                               13.07                 13.29              0.81                 0.31               10.37
 12/31/92                               13.07                 13.07              0.79                 0.17                7.77
 12/31/91                               11.94                 13.07              0.79                 0.06               17.21
 12/28/90* - 12/31/90                   11.94                 11.94              0.01                 0.00                0.08
 Total                                                                          $3.21                $0.59


    It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.




 Average Annual Total Return    Class A Shares


                                                                           Without                                With
                                                                         Sales Charge(1)                       Sales Charge(2)

 Year Ended 12/31/94                                                         (8.56)%                            (13.14)%
 12/28/90* through 12/31/94                                                   6.26                                4.90





 Historical Performance    Class B Shares

                                              Net Asset Value
                                      Beginning               End                Income           Capital Gains            Total
Year Ended                             of Year              of Year             Dividends         Distributions          Returns(1)

 11/7/94* - 12/31/94                   $11.29                $11.32             $0.12                $0.05                1.82%





 Average Annual Total Return    Class B Shares



                                                                               Without                             With
                                                                            Sales Charge(1)                   Sales Charge(2)


 11/7/94* through 12/31/94                                                        1.82%                          (3.18)%
 * Inception


Smith Barney Funds, Inc. - Utility Portfolio


 Historical Performance    Class C Shares


                                              Net Asset Value
                                      Beginning               End                Income           Capital Gains            Total
Year Ended                             of Year              of Year             Dividends         Distributions          Returns(1)

 12/31/94                              $13.28                $11.32             $0.71                $0.05               (9.19)%
 12/31/93                              $13.07                 13.28              0.71                 0.31                9.48
 12/2/92* - 12/31/92                    12.98                 13.07              0.03                 0.16                2.23

 Total                                                                          $1.45                $0.52





 Average Annual Total Return    Class C Shares

                                                                           Without                             With
                                                                          Sales Charge(1)                    Sales Charge(2)

 Year Ended 12/31/94                                                         (9.19)%                            (10.10)%
 12/2/90* through 12/31/94                                                    0.77                                0.77




Cumulative Total Return



                                                                   Without
                                                                Sales Charge(1)


 Class A (12/28/90* through 12/31/94)                               27.56%
 Class B (11/7/94* through 12/31/94)                                 1.82
 Class C (12/2/92* through 12/31/94)                                 1.62







 (1)  Assumes reinvestment of all dividends and capital gains distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class B and Class C shares.

 (2)  Assumes reinvestment of all dividends and capital gains distributions at net asset value.  In addition, Class A shares reflect the deduction of the maximum initial sales charge of 5.00%, Class B shares reflect the deduction of a 5.00% CDSC, which applies if shares are redeemed less than one year from initial purchase and declines by 1.00% per year until no CDSC is incurred.  Class C shares reflect the deduction of a 1.00% CDSC if shares are redeemed within the first year of purchase.

 *    Inception



                         Growth of $10,000 Invested in
          Class A Shares of Utility Portfolio* vs. Standard & Poor's
                   Utility, Lehman Bros. Intermediate Corp.
              Bond and Lehman Bros. Government Corp. Bond Indices
                                  (unaudited)



                         December 1990 - December 1994

                    Description of Mountain Chart - Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on December 28, 1990 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the S&P 500, the Lehman Brothers Intermediate Corporate Bond Index and the Lehman Brothers Government Corp. Bond Index. The plot points used to draw the line graphs were as follows:




                                                                        Growth of $10,000
                    Growth of $10,000          Growth of $10,000        Investment in Lehman         Growth of $10,000 Investment
        Month       Investment in              Investment in S&P 500    Brothers Intermediate Corp.  in Lehman Brothers Gov't
        Ended       Class A Shares                                      Bond Index                   Corp. Bond Index


     12/28/90                  $ 9,550                  $10,000                    $10,000                         $10,000

        12/90                    9,559                   10,012                     10,017                          10,010

        12/91                   11,205                   11,479                     11,742                          11,544

        12/92                   12,076                   12,636                     12,675                          12,378

        12/93                   13,326                   14,453                     14,054                          13,698

        12/94                   12,185                   12,946                     13,738                          13,235


* Hypothetical illustration of $10,000 invested in Class A shares at inception on December 28, 1990, assuming deduction of the maximum 4.50% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through December 31, 1994. The Standard & Poor's Utility Index is composed of Telephone, Natural Gas and Electric Companies. The Lehman Brothers Intermediate (1-10) Corporate Bond Index includes all publicly issued fixed rate, nonconvertible investment grade SEC-registered corporate debt. The Lehman Brothers Government Corp. Bond Index includes the Government and Corporate Bond Indices, including U.S. government treasury and agency securities, corporate and yankee bonds. The corporate index sectors are industrial finance, utility and Yankee. The indices are unmanaged and are not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

          Performance information is not available for Class Y shares of the Acquired Fund because, as of the Record Date, no Class Y shares of the Acquired Fund had been sold.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

          The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Fund and the Acquired Fund with respect to the Funds' respective investment objectives, policies and restrictions. For a full discussion of the investment objective, policies and restrictions of the Acquiring Fund, refer to the Prospectus of the Acquiring Fund, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objective and Management Policies," and for a discussion of these issues as they relate to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objectives and Management Policies."

          INVESTMENT OBJECTIVE. The Acquired Fund and the Acquiring Fund have generally similar investment objectives. The Acquired Fund seeks to provide current income and moderate capital growth by investing in equity and debt securities of public utility companies. The Acquiring Fund seeks primarily to provide current income and secondarily to provide long-term capital appreciation. The Acquiring Fund attempts to achieve its investment objective by investing primarily, but not exclusively, in the debt and equity securities of companies in the utility industries. There can be no assurance that either Fund will be able to achieve its investment objective. Both the Acquiring Fund's and the Acquired Fund's investment objectives are considered fundamental policies which cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the respective Fund, which is the lesser of: (i) 67% of the voting securities of the Fund present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities of such Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such Fund.

          PRIMARY INVESTMENTS. Each Fund seeks to achieve its objectives by investing in equity and debt securities of companies in the utility industries. The utility industries are deemed by each Fund to be comprised of companies principally engaged in the manufacture, production, generation, transmission and sale of electric and gas energy and companies principally engaged in the communications field, including entities such as telephone, telegraph, satellite, microwave and other companies regulated by governmental agencies as utilities that provide communication facilities for the public benefit, but not including those in public broadcasting. The Acquiring Fund defines "principally engaged" to mean at least 50% of a company's assets, gross income or net profits results from utility operations or the company is regulated as a utility by a government agency or authority.

          The Acquiring Fund will invest primarily in utility equity and debt securities that have a high expected rate of return, as determined by the Manager. Under normal market conditions, the Acquiring Fund will invest at least 65% of its assets in such securities. The Acquiring Fund may invest up to 35% of its assets in equity and debt securities of non-utility companies believed to afford a reasonable opportunity for achieving the Acquiring Fund's investment objectives. The Acquired Fund invests in both equity and debt securities, and shifts its asset allocation without restriction between types of utilities and between equity and debt securities based upon the Manager's determination of how to achieve the Acquired Fund's investment objective in light of the prevailing market, economic and financial conditions. The Manager may choose to allocate up to 100% of the Acquired Fund's assets in a particular type of security (e.g., equity securities) in a specific industry segment (e.g., electric utilities). When the Manager believes that market conditions warrant, each Fund may adopt a temporary defensive posture and may invest, without limit, in debt securities (whether or not they are utility securities) such as rated or unrated bonds, debentures and commercial paper, United States government securities and money market instruments. Each Fund may invest up to 10% of its assets in securities rated BB or B by Standard & Poor's Corporation ("S&P") or Ba or B by Moody's Investors Service, Inc. ("Moody's") whenever the Manager believes that the incremental yield on such securities is advantageous to the Fund in comparison to the additional risk involved.

          Low-rated and comparable unrated securities will likely have some quality and protective characteristics that, in the judgment of the rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions, and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the securities. While the market values of low-rated and comparable unrated securities tend to react less to fluctuations in interest rate levels than the market values of higher-rated securities, the market value of certain low-rated and comparable unrated securities also tends to be more sensitive to individual corporate development and changes in economic conditions than higher-rated securities. In addition, low-rated securities and comparable unrated securities generally present a higher degree of credit risk. Issuers of low-rated and comparable unrated securities are often highly leveraged and may not have more traditional methods of financing available to them so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because low-rated and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. Fixed income securities, including low-rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from the holders, such as the Funds. If an issuer exercises these rights during periods of declining interest rates, a Fund may have to replace the security with a lower yielding security, thus resulting in a decreased return to the Fund.

          Each Fund has the ability to engage in a number of specialized investment strategies and techniques designed to enable the Fund to achieve its investment objectives, certain of which are discussed below.

          United States Government Securities. Each Fund may purchase United States government securities, which are obligations of, or guaranteed by, the United States government, its agencies or instrumentalities ("U.S. government securities"). These include bills, certificates of indebtedness, notes and bonds issued by the United States Treasury or by agencies or instrumentalities of the United States government. Some U.S. government securities, such as Treasury bills and bonds, are supported by the full faith and credit of the United States; others, such as those of Federal Home Loan Banks, are supported by the right of the issuer to borrow from the United States Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the United States government to purchase the agency's obligations; still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality.

          Repurchase Agreements. The Acquiring Fund may engage in repurchase agreement transactions (typically the acquisition of an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase, and the Acquiring Fund to resell, the obligation at an agreed-upon price and time) with certain member banks of the Federal Reserve System and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. The value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including interest. The Manager, acting under the supervision of the Smith Barney Income Fund's Board of Trustees, reviews on an ongoing basis the value of the collateral and creditworthiness of those banks and dealers with which the Acquiring Fund enters into repurchase agreements to evaluate potential risks. The Acquired Fund may enter into repurchase agreements with broker-dealers or other financial institutions that are deemed creditworthy by the Manager under guidelines approved by the Manager. It is the policy of the Acquired Fund not to invest in repurchase agreements that do not mature within seven days if any such investment, together with any other illiquid assets held by the Acquired Fund, amount to more than 15% of the Acquired Fund's total assets.

          Lending Portfolio Securities. Each Fund is authorized to lend its portfolio securities to brokers, dealers and other financial organizations. The Funds' loans of securities will be collateralized by cash or U.S. government securities, and in the case of the Acquiring Fund, letters of credit, that are maintained at all times in an amount at least equal to the current market value of the loaned securities. The Manager limits such lending with respect to the Acquired Fund to not more than one-third of the value of the Acquired Fund's net assets, and with respect to the Acquiring Fund, to not more than 20% of the value of the Acquiring Fund's net assets. The risks associated with lending portfolio securities, as with other extensions of credit, consists of possible loss of rights in the collateral should the borrower fail financially.

          Short Sales Against the Box. Each Fund may make short sales (in the case of the Acquiring Fund, to the extent of 5% of the Acquiring Fund's net assets) if at all times when a position is open, such Fund owns the stock or owns preferred stock or debt securities convertible or exchangeable without payment of further consideration for, securities of the same issue as the securities sold short. Short sales of this kind are referred to as "against the box." Possible losses from short sales differ from losses that could be incurred from a purchase of a security, because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.

          Options Activities. The Acquiring Fund may write (that is, sell) call options ("calls") if the calls are covered throughout the life of the option. A call is covered if the Acquiring Fund (a) owns the optioned securities, (b) maintains in a segregated account with Smith Barney Income Fund's custodian, cash, cash equivalents or U.S. government securities with a value sufficient to meet the Acquiring Fund's obligations under the call, or
(c) owns an offsetting call option. The Acquiring Fund may purchase calls on securities and also may purchase and sell stock index calls which differ from calls on individual securities in that they are settled in cash based on the values of the securities in the underlying index, rather than by delivery of the underlying securities. The Acquiring Fund may write and purchase put options ("puts"). The Acquiring Fund also may purchase and sell stock index puts, which differ from puts on individual securities in that they are settled in cash based on the values of the securities in the underlying index, rather than by delivery of the underlying securities. The Acquiring Fund will not purchase puts or calls on securities if more than 5% of its assets would be invested in premiums on puts and calls, not including that portion of the premium which reflects the value of the securities owned by the Acquiring Fund and underlying a put at the time of purchase. The Acquiring Fund may write puts on securities only if they are "secured." A put is "secured" if the Acquiring Fund maintains cash, cash equivalents or U.S. government securities with a value equal to the exercise price in a segregated account or holds a put on the same underlying security at an equal or greater exercise price.
The aggregate value of the obligations underlying puts written by the Acquiring Fund, together with the aggregate value of the obligations underlying calls on securities which are written by the Acquiring Fund and covered with cash, cash equivalents or U.S. government securities, will not exceed 50% of the Acquiring Fund's net assets. The Acquiring Fund also may write "straddles," which are combinations of secured puts and covered calls on the same underlying security. Because option premiums paid by the Acquiring Fund are small in relation to the market value of the investments underlying the options, buying put options can result in large amounts of leverage. The leverage offered by trading in options could cause the Acquiring Fund's net asset value to be subject to more frequent and wider fluctuation than would be the case if the Acquiring Fund did not invest in options. Although the Acquired Fund may buy or sell put and call options, including stock index options, on up to 15% of its net assets, provided such options are listed on a national securities exchange, the Acquired Fund has not done so in its last fiscal year, nor does it currently intend to commit more than 5% of its assets to be invested in or subject to put and call options.

          Futures Contracts. The Acquiring Fund may not purchase futures contracts or related options if, immediately thereafter, more than 30% of the Acquiring Fund's total assets would be so invested. In order to prevent leverage in connection with the purchase of futures contracts by the Acquiring Fund, an amount of cash and cash equivalents equal to the market value of futures contracts purchased will be maintained in a segregated account with the Acquiring Fund's custodian. The Acquiring Fund will engage only in futures contracts and related options which are listed on a national commodities exchange. The Acquiring Fund may purchase and sell interest rate futures contracts as a hedge against changes in interest rates. The Acquiring Fund may also purchase and sell listed put and call options on interest rate futures contracts. When the Acquiring Fund enters into a stock index futures contract, it must make an initial deposit, known as "initial margin," as a partial guarantee of its performance under the contract. As the value of the stock index fluctuates, either party to the contract is required to make additional margin deposits, known as "variation margin," to cover any additional obligation that it may have under the contract. The Acquiring Fund may not at any time commit more than 5% of its total assets to initial margin deposits on futures contracts. The Acquired Fund does not purchase futures contracts.

          The use of futures contracts as a hedging device involves several risks. No assurance can be given that a correlation will exist between price movements in the stock index and price movements in the securities that are the subject of the hedge; the risk of imperfect correlation increases as the composition of the securities held by the Acquiring Fund diverges from the securities included in the applicable stock index. Positions in futures contracts may be closed out only on the exchange on which they were entered into (or through a linked exchange) and no secondary market exists for those contracts. In addition, although the Acquiring Fund intends to enter into futures contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time. Certain exchanges do not permit trading in particular contracts at prices that represent a fluctuation in price during a single day's trading beyond a certain set limit. If prices fluctuate during a single day's trading beyond those limits, the Acquiring Fund could be prevented from promptly liquidating unfavorable positions and thus be subjected to losses.

          Foreign Securities and American Depositary Receipts. Each Fund may purchase foreign securities or American Depositary Receipts ("ADRs"). ADRs are U.S. dollar-denominated receipts issued generally by domestic banks, representing the deposit with the bank of a security of a foreign issuer. ADRs are publicly traded on exchanges or over-the-counter in the United States.

          Non-Publicly Traded and Illiquid Securities. The sale of securities that are not publicly traded is typically restricted under the federal securities laws. As a result, each Fund may be forced to sell these securities at less than fair market value or may not be able to sell them when the Manager believes it desirable to do so.

          When-Issued and Delayed Delivery Securities. The Acquired Fund may purchase or sell securities on a when-issued or delayed delivery basis. When-issued or delayed delivery transactions arise when securities are purchased or sold by the Acquired Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield to the Acquired Fund at the time of entering into the transaction. The Acquired Fund's custodian will maintain, in a segregated account of the Acquired Fund, cash, U.S. government securities or other liquid high-grade debt obligations having a value equal to or greater than the Fund's purchase commitments; the Acquired Fund's custodian will likewise segregate securities sold on a delayed basis. The Acquiring Fund cannot purchase or sell securities on a when-issued or delayed delivery basis.

          INVESTMENT RESTRICTIONS. Each Fund has adopted the following investment restrictions for the protection of shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the Fund.

     1. Each Fund is prohibited from purchasing the securities of any issuer (other than U.S. government securities) if as a result more than 5% of the value of such Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of such Fund's total assets may be invested without regard to this 5% limitation.

     2. Each Fund is prohibited from purchasing more than 10% of the voting securities of any one issuer, provided that this limitation shall not apply to investments in U.S. government securities.

     3. The Acquiring Fund is prohibited from purchasing securities on margin, except that the Acquiring Fund may obtain any short-term credits necessary for the clearance of the purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts or related options will not be deemed to be a purchase of securities on margin by the Acquiring Fund. The Acquired Fund is also prohibited from purchasing securities on margin.

     4. Each Fund is prohibited from making short sales of securities or maintaining a short position, except that a Fund may engage in such activities without limit if, at all times when a short position is open, the Fund owns an equal amount of the securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issuer as, and at least equal in amount to, the securities sold short. In addition, the Acquired Fund may make short sales or maintain a short position only to the extent of 5% of its net assets.

     5. The Acquiring Fund is prohibited from borrowing money, except that the Acquiring Fund may borrow from banks for temporary or emergency (not leveraging) purposes including the meeting of redemption requests that might otherwise require the untimely disposition of securities, in an amount not exceeding 20% of the value of the Acquiring Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of the Acquiring Fund's total assets, the Acquiring Fund will not make any additional investments. The Acquired Fund is prohibited from borrowing money (including borrowings through entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets (including the amount of money borrowed but excluding any liabilities and indebtedness not constituting senior securities, or letters of credit solely for purposes of participating in a captive insurance company sponsored by the Investment Company Institute to provide fidelity and directors and officers liability insurance), or pledging its assets other than to secure such borrowings or in connection with short sales, when-issued and delayed delivery transactions and similar investment strategies. Whenever borrowings exceed 5% of the value of the Acquired Fund's total assets, the Acquired Fund will not make any additional investments.

     6. The Acquiring Fund is prohibited from pledging, hypothecating, mortgaging or otherwise encumbering more than 10% of the value of the Acquiring Fund's total assets. For purposes of this restriction (a) the deposit of assets in escrow in connection with the writing of covered put or call options and the purchase of securities on a when-issued or delayed-delivery basis and (b) collateral arrangements with respect to (i) the purchase and sale of stock options, options on foreign currencies and options on stock indexes and (ii) initial or variation margin for futures contracts will not be deemed to be pledges of the Acquiring Fund's assets. The Acquired Fund does not have a similar investment policy.

     7. The Acquiring Fund is prohibited from writing or selling puts, calls, straddles, spreads or combinations thereof, investing in commodities, except that the Acquiring Fund may purchase or write futures contracts and options on futures contracts as described in its Prospectus (and summarized herein under "-- Primary Investment"). The Acquired Fund adheres to an operating policy of not purchasing or selling commodities or commodity futures or options thereon, or interest in commodity pools; is prohibited from purchasing or selling puts, calls, straddles, spreads or combinations thereof in excess of 15% of its net assets; and adheres to an operating policy of not exceeding 5% of net assets; and is prohibited from purchasing and selling options that are not listed on a national securities exchange.

     8. Each Fund is prohibited from making loans to others, except through the purchase of qualified debt obligations, loans of portfolio securities and the entry into repurchase agreements.

     9. Each Fund is prohibited from investing more than 25% of its assets in any industry, except that each Fund will invest in excess of 25% of its assets in the securities of companies within the utility industries.

     10. The Acquiring Fund is prohibited from purchasing restricted securities, illiquid securities (such as repurchase agreements with maturities in excess of seven days) or other securities that are not readily marketable if more than 10% of the total assets of the Acquiring Fund would be invested in such securities. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of the majority of the Board of Trustees of the Acquiring Fund. The Acquired Fund adheres to a similar operating policy of not investing in repurchase agreements with maturities in excess of seven days if any such investment, together with any other illiquid assets held by the Acquired Fund, amount to more than 15% of the Acquired Fund's total assets.


     11. The Acquiring Fund is prohibited from underwriting the securities of other issuers, except insofar as the Acquiring Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities. The Acquired Fund does not have a similar investment restriction.

     12. Each Fund is prohibited from purchasing or selling real estate or interests in real estate, although either Fund may purchase and sell securities that are secured by real estate and may purchase securities issued by companies that invest or deal in real estate.

     13. The Acquiring Fund is prohibited from investing in oil, gas or mineral exploration or development programs, except that the Acquiring Fund may invest in the securities of companies that invest in or sponsor those programs. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of the majority of the Board of Trustees of the Acquiring Fund. The Acquired Fund is prohibited from purchasing oil, gas or other mineral leases, rights or royalty programs, except that the Acquired Fund may invest in the securities of companies that operate, invest in, or sponsor such programs.

     14. The Acquiring Fund is prohibited from investing in securities of other investment companies registered or required to be registered under the 1940 Act, except as they may be acquired as part of a merger, consolidation, reorganization, acquisition of assets or offer of exchange. The Acquired Fund is prohibited from investing in securities of another investment company except by purchase in the open market involving only customary brokerage commissions or as part of a merger, consolidation or acquisition.

     15. The Acquiring Fund is prohibited from purchasing any security if as a result the Acquiring Fund would then have more than 5% of its total assets invested in securities of companies (including predecessors) that have been in continuous operation for less than three years. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of the majority of the Board of Trustees of the Acquiring Fund. Similarly, the Acquired Fund adheres to an operating policy of not purchasing any security if, as a result, the Acquired Fund would then have more than 5% of its current assets (taken at current value) invested in securities of companies (including predecessors) that have been in operation for less than three years or in equity securities for which market quotations are not readily available.

     16. The Acquiring Fund is prohibited from, and the Acquired Fund adheres to an operating policy of not, purchasing or retaining the securities of any issuer if any of the officers and Directors/Trustees of the Fund or the Manager own beneficially more than 1/2 of 1% of the issuer and together own beneficially more than 5% of the issuer's securities. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of a majority of the Board of Trustees of the Acquiring Fund.

     17. The Acquiring Fund is prohibited from investing in warrants (other than warrants acquired by the Acquiring Fund as part of a unit or attached to securities at the time of purchase) if, as a result, the investments (valued at the lower of cost or market) would exceed 5% of the value of the Acquiring Fund's net assets, of which not more that 2% of the Acquiring Fund's net assets may be invested in warrants not listed on a recognized United States or foreign stock exchange to the extent permitted by applicable state securities laws. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of a majority of the Board of Trustees of the Acquiring Fund. The Acquired Fund adheres to an operating policy of not purchasing warrants if, as a result, the Acquired Fund would then have more than 5% of its net assets (determined at the time of investment) invested in warrants. Warrants will be valued at the lower of cost or market and investments in warrants which are not listed on the New York Stock Exchange or American Stock Exchange will be limited to 2% of the Acquired Fund's net assets (determined at the time of investment).

     18. The Acquiring Fund is prohibited from making investments for purposes of exercising control. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of a majority of the Board of Trustees of the Acquiring Fund. The Acquired Fund has no such investment policy.

     19. The Acquiring Fund is prohibited from purchasing in excess of 5% of the voting securities of a public utility or public utility holding company, so as to become a public utility holding company as defined in the Public Utility Holding Act of 1935, as amended. This is not a fundamental policy of the Acquiring Fund and may be changed by a vote of a majority of the Board of Trustees of the Acquiring Fund. The Acquired Fund has no such investment policy.

                      INFORMATION ON SHAREHOLDERS' RIGHTS

          General. Smith Barney Income Funds and Smith Barney Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Acquired Fund is a series of Smith Barney Funds, which is a Maryland corporation that was incorporated on December 2, 1966 and is governed by its Articles of Incorporation, By-Laws and Board of Directors. The Acquiring Fund is a series of Smith Barney Income Funds, which was organized on March 12, 1985 under the laws of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Smith Barney Income Funds is governed by its Master Trust Agreement, By-Laws and Trustees. Each Fund is also governed by applicable state and federal law. Smith Barney Funds has an authorized capital of 2,000,000,000 shares of common stock with a par value of $.01 per share. The Board of Directors of Smith Barney Funds has authorized the issuance of fifteen series of shares, each representing shares in one of fifteen separate portfolios, and may authorize the issuance of additional series of shares in the future. The assets of each portfolio are segregated and separately managed and a shareholder's interest is in the assets of the portfolio in which he or she holds shares. The beneficial interest in the Acquiring Fund is divided into shares, all with a par value of $.001 per share. The number of authorized shares that may be issued is unlimited. The Trustees of Smith Barney Income Funds have authorized the issuance of eight series of shares, each representing shares in one of eight separate portfolios, and may authorize the issuance of additional series of shares in the future. In both the Acquiring Fund and the Acquired Fund, Class A shares, Class B sharess and Class C shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by such class and each class of shares has exclusive voting rights with respect to provisions of such Fund's Rule 12b-1 distribution plan which pertains to a particular class. Notwithstanding the foregoing, Class B shares of either Fund will convert automatically to Class A shares of such Fund, based on relative net asset value, eight years after the date of the original purchase of such shares. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted to Class A shares of the respective Fund at that time.

           Directors/Trustees. The By-Laws of Smith Barney Funds provide that the term of office of each Director shall be from the time of his or her election and qualification until the next annual meeting of shareholders and until his or her successor shall have been elected and shall have qualified. The Master Trust Agreement of Smith Barney Income Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the Trust or until such Trustee sooner dies, resigns or is removed. Any Director of Smith Barney Funds may be removed by the vote of at least a majority of the shares of capital stock then entitled to be cast for the election of Directors.

A Trustee of Smith Barney Income Funds may be removed with or without cause
(i) by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal, (ii) by vote of shareholders holding not less than two-thirds of the shares then outstanding at a meeting called for the purpose or (iii) by a written declaration signed by shareholders holding not less than two-thirds of the shares then outstanding. Vacancies on the Boards of either Smith Barney Funds or Smith Barney Income Funds may be filled by the Directors or Trustees, as the case may be, remaining in office. A meeting of shareholders will be required for the purpose of electing additional Directors or Trustees whenever fewer than a majority of the Directors or Trustees then in office were elected by shareholders.

          Voting Rights. Neither Smith Barney Funds nor Smith Barney Income Funds holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Directors/Trustees unless and until such time as less than a majority of the Directors/Trustees holding office have been elected by shareholders. A meeting of shareholders of Smith Barney Income Funds, for any purpose, must be called upon the written request of shareholders holding at least 10% of such Fund's outstanding shares. A meeting of shareholders of Smith Barney Funds must be called upon the written request of holders of at least 25% of the outstanding capital stock of Smith Barney Funds entitled to vote at such meeting. On each matter submitted to a vote of the shareholders of the Smith Barney Income Funds or Smith Barney Funds, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the respective Fund's books. With respect to the shares of the Smith Barney Funds, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, present in person or by proxy at a shareholder meeting at which a quorum is present, shall decide any questions except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in Smith Barney Funds' organizational documents, or in cases where the vote is submitted to the holders of one or more but not all portfolios or classes, a majority of the votes cast of the particular portfolio or class affected by the matter shall decide such matter. With respect to matters relating to a portfolio of Smith Barney Income Funds requiring a majority shareholder vote as described in Smith Barney Income Funds' Master Trust Agreement, a majority of shares of such portfolio represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all classes, a majority of the outstanding shares of the particular class affected by the matter shall decide such matter.

          Liquidation or Dissolution. In the event of the liquidation or termination of any of the portfolios of Smith Barney Income Funds or Smith Barney Funds, the shareholders of the respective portfolio are entitled to receive, when, and as declared by the Trustees or Directors, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Income Funds or Smith

Barney Funds, as the case may be. In either case, the assets so distributed to shareholders will be distributed among the shareholders in proportion to the number of shares held by them and recorded on the books of the liquidated or terminated portfolio of the applicable Fund.

          Liability of Directors/Trustees. The Articles of Incorporation of Smith Barney Funds provides that the Directors and officers shall not be liable for monetary damages for breach of fiduciary duty as a Director or officer, except to the extent such exemption is not permitted by law. The Articles of Incorporation further provide that Smith Barney Funds shall indemnify each Director and officer except for negligence and misconduct in the performance of his or her duties. Under the Master Trust Agreement of the Smith Barney Income Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Master Trust Agreement further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Smith Barney Income Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

          Rights of Inspection. Maryland law permits any shareholder of Smith Barney Funds or any agent of such shareholder to inspect and copy during the Acquired Fund's usual business hours the Acquired Fund's By-laws, minutes of shareholder proceedings, annual statements of the Acquired Fund's affairs and voting trust agreements on file at its principal office. Shareholders of Smith Barney Income Funds have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

          Shareholder Liability. Under Maryland law, Smith Barney Funds' shareholders do not have personal liability for the Acquired Fund's corporate acts and obligations. Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights. Under Massachusetts law, shareholders of the Acquiring Fund may, under certain circumstances, be held personally liable for the obligations of the Acquiring Fund. The Acquiring Fund's Master Trust Agreement, however, disclaims shareholder liability for acts or obligations of the Acquiring Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund. The Master Trust Agreement also provides indemnification out of the property of the Acquiring Fund for all losses and expenses of any shareholder held personally liable for the obligations of the Acquiring Fund.

          The foregoing is only a summary of certain characteristics of the operations of the Acquiring Fund and the Acquired Fund. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the corporate documents or trust documents and state laws governing each Fund for a more thorough description.


                         ADDITIONAL INFORMATION ABOUT
                           SMITH BARNEY FUNDS, INC.
                                      AND
                           SMITH BARNEY INCOME FUNDS

          SMITH BARNEY FUNDS, INC. Information about the Acquired Fund is included in its current Prospectus dated April 28, 1995, as supplemented by a Prospectus Supplement dated June 26, 1995, and in the Statement of Additional Information of Smith Barney Funds dated April 28, 1995, that have been filed with the SEC, both of which are incorporated herein by reference. A copy of the Prospectus and the Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free (800) 224-7523.

          SMITH BARNEY INCOME FUNDS. Information about the operation and management of the Acquiring Fund is incorporated herein by reference from its current Prospectus dated November 7, 1994, as supplemented by a Prospectus Supplement dated May 22, 1995 and the Statement of Additional Information of Smith Barney Income Funds dated November 7, 1994, as supplemented on May 22, 1995. A copy of the Prospectus accompanies this Prospectus/Proxy Statement and a copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquiring Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free (800) 224-7523.

          Both Smith Barney Funds and Smith Barney Income Funds are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                OTHER BUSINESS

          The Directors of Smith Barney Funds do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


                              VOTING INFORMATION

          This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of Smith Barney Funds to be used at the Special Meeting of Shareholders of the Acquired Fund to be held at 10:00 a.m. on November 15, 1995, at 388 Greenwich Street, New York, New York 10013 and at any adjournment or adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about October 4, 1995.
Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Acquired Fund, Christina
T. Sydor, Esq., 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

          Approval of the Plan will require the affirmative vote of the holders of a majority of the Acquired Fund shares outstanding and entitled to vote at the Meeting, in person or by proxy, if a quorum is present. Shareholders of Class A, Class B and Class C shares of the Acquired
Fund will vote together as a single class.  Shareholders of the

Acquired Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

          Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney and its affiliates and/or by TSSG. In addition, Applied Mailing Systems, Inc., an affiliate of TSSG ("Applied Mailing"), or an agent of Applied Mailing, may call shareholders to ask if they would be willing to authorize Applied Mailing or its agent to execute a proxy on their behalf authorizing the voting of their shares in accordance with the instructions given over the telephone by the shareholders. The latter telephone vote solicitation procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's telephone instructions will be implemented in a proxy executed by Applied Mailing or its agent and a confirmation will be sent to the shareholder to ensure that the vote has been authorized in accordance with the shareholder's instructions. Although a shareholder's vote may be solicited and cast in this manner, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. The Acquired Fund believes that this telephonic voting system will comply with Maryland law and will obtain an opinion of counsel to that effect prior to implementing such procedures. The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $12,000. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by the Acquiring Fund and the Acquired Fund in proportion to their assets.

          In the event that a quorum necessary for a shareholders meeting is not present or sufficient votes to approve the Reorganization are not received by November 15, 1995, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.


          The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                       FINANCIAL STATEMENTS AND EXPERTS

          The statement of assets and liabilities of the Acquired Fund, including the schedule of portfolio investments, as of December 31, 1994, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the years in the five-year period then ended, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The statement of assets and liabilities of the Acquiring Fund, including the schedule of investments, as of July 31, 1995, the related statement of operations, the statements of changes in net assets and the financial highlights for the one year then ended have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, and upon the authority of such firm as experts in accounting and auditing, and the statement of changes in net assets for the year ended July 31, 1994, and the financial highlights for each of the two years in the period ended July 31, 1994, the five-month period ended July 31, 1992, each of the three years in the period ended February
 29,1992 and for the period March 28, 1988 (commencement of operations) to Februay 28, 1989, have been incorporated by reference into this
Prospectus/Proxy Statement in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. In rendering such opinion, Willkie Farr & Gallagher may rely on an opinion of Goodwin, Procter & Hoar as to certain matters under Massachusetts law.

          THE BOARD OF DIRECTORS OF SMITH BARNEY FUNDS, INCLUDING THE INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                  EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 2nd day of October, 1995, by and between Smith Barney Funds, Inc. ("Smith Barney Funds"), a Maryland corporation with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its Utility Portfolio (the "Acquired Fund") and Smith Barney Income Funds, a Massachusetts business trust, with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its Smith Barney Utilities Fund (the "Acquiring Fund").

          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A, Class B and Class C shares of beneficial interest of the Acquiring
Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, Smith Barney Funds and Smith Barney Income Funds are registered investment companies of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, Smith Barney Funds is authorized to issue shares of common stock and Smith Barney Income Funds is authorized to issue shares of beneficial interest in respect of its sub-trusts;

          WHEREAS, the Board of Directors of Smith Barney Funds has determined that the exchange of all or substantially all of the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by Smith Barney Income Funds on behalf of the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

          WHEREAS, the Board of Trustees of Smith Barney Income Funds has determined that the exchange of all or substantially all the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by Smith

Barney Income Funds on behalf of the Acquiring Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF SCHEDULED LIABILITIES OF THE ACQUIRED FUND AND LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Smith Barney Funds agrees on behalf of the Acquired Fund to transfer the Acquired Fund's assets as set forth in paragraph 1.2 to Smith Barney Income Funds on behalf of the Acquiring Fund, and Smith Barney Income Funds on behalf of the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (ii) to deliver to the Acquired Fund the number of Class B Acquiring Fund Shares, including fractional Class B Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class B shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class B Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (iii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iv) to assume scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by Smith Barney Income Funds on behalf of the Acquiring Fund shall consist of all or substantially all property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In ad dition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. Smith Barney Income Funds on behalf of the Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Smith Barney Mutual Fund Management Inc. (the "Manager"), as adviser of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. Smith Barney Income Funds on behalf of the Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A, Class B and Class C of the Acquired Fund shall receive Class A, Class B and Class C shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although any outstanding share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates on which the Acquired Fund is terminated.

          1.8. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the State of Maryland and in accordance with its governing documents.

2.   VALUATION

          2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. All computations of value shall be made by the Manager in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be November 17, 1995, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. Smith Barney Funds shall deliver on behalf of the Acquired Fund at the Closing a list of the names and addresses of the Acquired Fund's Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the Chairman of the Board or President of Smith Barney Funds. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of Smith Barney Funds, or provide evidence satisfactory to Smith Barney Funds that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

          4.1. Smith Barney Funds and the Acquired Fund represent and warrant to Smith Barney Income Funds and the Acquiring Fund as follows:

          (a) The Acquired Fund is a portfolio of Smith Barney Funds, which is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

          (b) Smith Barney Funds is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect;

          (c) Smith Barney Funds is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Smith Barney Funds or the Acquired Fund is a party or by which it is bound;


          (d) Smith Barney Funds has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to Smith Barney Funds' knowledge threatened against Smith Barney Funds with respect to the Acquired Fund or any of the Acquired Fund's properties or assets (other than that previously disclosed to the other party to the Agreement) which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. Smith Barney Funds and the Acquired Fund know of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or the ability of Smith Barney Funds on behalf of the Acquired Fund to consummate the transactions herein contemplated;

          (f) The Statements of Assets and Liabilities of the Acquired Fund for each of the four years ended December 31, 1994 and for the period December 28, 1990 (commencement of operations) to December 31, 1990 have been audited by KPMG Peat Marwick LLP, independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein;

          (g) The Acquired Fund will file its final federal and other tax returns for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (h) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

          (i) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund (other than Class B shares of the Acquired Fund which, under certain circumstances, are convertible into Class A shares of the Acquired Fund);

          (j) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Smith Barney Funds' Board of Directors, and subject to the approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by Smith Barney Income Funds on behalf of the Acquiring Fund, will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

          (m) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to the Acquiring
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          4.2. Smith Barney Income Funds and the Acquiring Fund represent and warrant to the Acquired Fund as follows:

          (a) The Acquiring Fund is a portfolio of Smith Barney Income Funds, which is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Income Funds is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus of the Acquiring Fund and statement of additional information of Smith Barney Income Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, Smith Barney Income Funds will have good and marketable title to the Acquiring Fund's assets;

          (e) Smith Barney Income Funds is not, and the execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will not result, in a material violation of its Master Trust Agreement or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which Smith Barney Income Funds is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against Smith Barney Income Funds with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets. Smith Barney Income Funds and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Income Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or Smith Barney Income Funds' ability on behalf of the Acquiring Fund to consummate the transactions contemplated herein;

          (g) The Statement of Assets and Liabilities of the Acquiring Fund for each fiscal year for the period August 1, 1992 through July 31, 1994, for the period March 1, 1992 to July 31, 1992, for each fiscal year for the period March 1, 1990 through February 28, 1992 and for the period March 28, 1988 (commencement of operations) to February 28, 1989 have been audited by Coopers & Lybrand L.L.P., independent accountants, and the Statement of Assets and Liabilities of the Acquiring Fund for the fiscal year ended July 31,

1995 has been audited by KPMG Peat Marwick LLP, independent accountants, and are all in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

          (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

          (j) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of Smith Barney Income Funds' Board of Trustees, and this Agreement constitutes a valid and binding obligation of Smith Barney Income Funds on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles (other than Class B shares of the Acquiring Fund which, under certain circumstances, are convertible into Class A shares of the Acquired Fund);

          (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, assuming due authorization, execution and delivery by Smith Barney Funds on behalf of the Acquired Fund, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable;

          (m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund and Smith Barney Income Funds) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

          (o) Smith Barney Income Funds, on behalf of the Acquiring Fund, agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5. COVENANTS OF THE ACQUIRED FUND, SMITH BARNEY FUNDS, THE ACQUIRING FUND AND SMITH BARNEY INCOME FUNDS

          5.1. Smith Barney Income Funds on behalf of the Acquiring Fund and Smith Barney Funds on behalf of the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.3. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, Smith Barney Funds on behalf of the Acquired Fund and Smith Barney Income Funds on behalf of the Acquiring Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Chairman of the Board or President and the Treasurer of Smith Barney Funds.

          5.7. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY FUNDS IN RESPECT OF THE ACQUIRED FUND

          The obligations of Smith Barney Funds on behalf of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Income Funds and the Acquiring Fund of all of the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of Smith Barney Income Funds and the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. Smith Barney Income Funds on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Income Funds and the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          6.3. The Acquired Fund shall have received on the Closing Date a favorable opinion from Willkie Farr & Gallagher, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Christina T. Sydor, Esq., Secretary of the Acquired Fund, covering the following points:

     That (a) the Acquiring Fund is a sub-trust of Smith Barney Income Funds, which is a voluntary association of the type commonly referred to as a Massachusetts business trust, duly organized and validly existing pursuant to its Master Trust Agreement of Trust under the laws of the Commonwealth of Massachusetts; (b) Smith Barney Income Funds is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Income Funds and the Acquiring Fund, and this Agreement has been duly executed and delivered by Smith Barney Income Funds on behalf of the Acquiring Fund and, assuming due authorization by Smith Barney Funds on behalf of the Acquiring Fund, is a valid and binding obligation of Smith Barney Income Funds with respect to the Acquiring Fund enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been duly authorized and, when issued in accordance with this Agreement, will be validly issued and fully paid and non-assessable by Smith Barney Income Funds.

          Such opinion may state that it is solely for the benefit of Smith Barney Funds, its Directors and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY INCOME FUNDS IN RESPECT OF THE ACQUIRING FUND

          The obligations of Smith Barney Income Funds on behalf of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Funds and the Acquired Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of Smith Barney Funds and the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. Smith Barney Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of Smith Barney Funds;

          7.3. Smith Barney Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Funds and the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          7.4. The Acquiring Fund shall have received on the Closing Date a favorable opinion of Sullivan & Cromwell, counsel to the Acquired Fund, in a form satisfactory to Christina T. Sydor, Esq., Secretary of the Acquiring Fund, covering the following points:

     That (a) the Acquired Fund is a series of Smith Barney Funds, which is duly organized and validly existing under the laws of the State of Maryland; (b) the Acquired Fund is an open-end management investment company registered under the 1940 Act; and (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Funds, and this Agreement has been duly executed and delivered by Smith Barney Funds and, assuming due authorization, execution and delivery by Smith Barney Income Funds on behalf of the Acquiring Fund, is a valid and binding obligation of Smith Barney Funds with respect to the Acquired Fund enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Such opinion may state that it is solely for the benefit of Smith Barney Income Funds, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the State of Maryland, on an opinion of Maryland counsel.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND, SMITH BARNEY FUNDS, THE ACQUIRING FUND AND SMITH BARNEY INCOME FUNDS

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to Smith Barney Income Funds on behalf of the Acquiring Fund, or Smith Barney Funds on behalf of the Acquired Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of Smith Barney Funds' Articles of Incorporation and By-laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither Smith Barney Income Funds on behalf of the Acquiring Fund nor Smith Barney Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.1;

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

          8.5. The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquiring Fund which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquiring Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

          8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to Smith Barney Income Funds in respect of the Acquiring Fund and Smith Barney Funds in respect of the Acquired Fund and satisfactory to Christina T. Sydor, Esq., as Secretary of each of the Funds, substantially to the effect that for federal income tax purposes:

     (a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) the aggregate tax basis for Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither Smith Barney Income Funds on behalf of the Acquiring Fund nor Smith Barney Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

          9.1. Smith Barney Income Funds on behalf of the Acquiring Fund represents and warrants to Smith Barney Funds on behalf of the Acquired Fund, and Smith Barney Funds on behalf of the Acquired Fund represents and warrants to Smith Barney Income Funds on behalf of the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2. (a) Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund shall each be liable, in proportion to their assets, for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for: (x) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (y) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

          (b) Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date by: (i) the mutual agreement of Smith Barney Funds on behalf of the Acquired Fund and Smith Barney Income Funds on behalf of the Acquiring Fund; (ii) Smith Barney Funds on behalf of the Acquired Fund in the event that Smith Barney Income Funds or the Acquiring Fund shall, or Smith Barney Income Funds on behalf of the Acquiring Fund in the event that Smith Barney Funds or the Acquired Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or
(iii) Smith Barney Funds on behalf of the Acquired Fund, or Smith Barney Income Funds on behalf of the Acquiring Fund, if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either Smith Barney Funds on behalf of the Acquired Fund or Smith Barney Income Funds on behalf of the Acquiring Fund or their respective Directors, Trustees or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Funds and Smith Barney Income Funds; provided, however, that following the meeting of the Acquired Fund's shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At any time prior to the Closing Date either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Smith Barney Funds, Inc., 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention: Heath
B. McLendon; or to Smith Barney Income Funds, 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention: Jessica Bibliowicz.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          14.5. It is expressly agreed that the obligations of Smith Barney Income Funds in respect of the Acquiring Fund shall not be binding upon any Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of Smith Barney Income Funds as provided in the Master Trust Agreement of Smith Barney Income Funds. The execution and delivery of this Agreement have been authorized by the Trustees of Smith Barney Income Funds and this Agreement has been executed by authorized officers of Smith Barney Income Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of Smith Barney Income Funds as provided in Smith Barney Income Funds' Master Trust Agreement.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                                SMITH BARNEY INCOME FUNDS
                                       on behalf of SMITH BARNEY UTILITIES FUND





       /s/ Christina T. Sydor          By:    /s/ Jessica Bibliowicz
Name:  Christina T. Sydor              Name:  Jessica Bibliowicz
Title: Secretary                       Title: President



Attest:                                SMITH BARNEY FUNDS, INC.
                                       on behalf of the UTILITY PORTFOLIO





       /s/ Christina T. Sydor          By:    /s/ Heath B. McLendon
Name:  Christina T. Sydor              Name:  Heath B. McLendon
Title: Secretary                       Title:  Chairman of the Board

                                 PROSPECTUS OF
                         SMITH BARNEY UTILITIES FUND
                            DATED NOVEMBER 7, 1994
                   AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS
                      DATED MAY 22, 1995 AND MAY 25, 1995

                                 SMITH BARNEY


                    Adjustable Rate Government Income Fund
                            Arizona Municipals Fund
                          California Municipals Fund
                       Diversified Strategic Income Fund
                            Florida Municipals Fund
                          Government Securities Fund
               Intermediate Maturity California Municipals Fund
                Intermediate Maturity New York Municipals Fund
                          Investment Grade Bond Fund
                       Limited Maturity Municipals Fund
                        Limited Maturity Treasury Fund
                           Managed Governments Fund
                           Managed Municipals Funds
                         Massachusetts Municipals Fund
                           New York Municipals Fund
                            Oregon Municipals Fund
                            Tax-Exempt Income Fund
                                Utilities Fund


                Supplement Dated May 25, 1995 to Prospectuses*

     The following information supplements, and to the extent inconsistent therewith, supersedes the information set forth in the Prospectuses of the above mentioned Funds.

Dividend Declaration

     Beginning July 1, 1995, each Fund will declare dividends from its net investment income monthly. Dividends will be ordinarily paid by each Fund on the last Friday of each month, to shareholders of record as of the preceding Tuesday.

Payment for and Redemption of Shares

     Beginning June 7, 1995, in accordance with certain regulatory changes, payment for Fund shares is due to Smith Barney or an Introducing Broker or an investment dealer in the selling group on the third business day after trade date. In addition, redemption proceeds will be remitted to shareholders no later than the third business day after receipt of proper tender of a redemption request.



* Prospectuses dated:

Adjustable Rate Government Income Fund...............  7/30/94
Arizona Municipals Fund..............................  7/30/94
California Municipals Fund...........................  4/29/95
Diversified Strategic Income Fund.................... 11/07/94

Florida Municipals Fund.............................. 12/30/94
Government Securities Fund...........................  3/01/95
Intermediate Maturity California Municipals Fund.....  1/29/95
Intermediate Maturity New York Municipals Fund.......  1/29/95
Investment Grade Bond Fund...........................  3/01/95
Limited Maturity Municipals Fund.....................  1/29/95
Limited Maturity Treasury Fund.......................  1/29/95
Managed Governments Fund ............................ 11/07/94
Managed Municipals Funds.............................  4/29/95
Massachusetts Municipals Fund........................  1/29/95
New York Municipals Fund............................. 11/07/94
Oregon Municipals Fund...............................  5/23/94
Tax-Exempt Income Fund............................... 11/07/94
Utilities Fund....................................... 11/07/94

                    SMITH BARNEY INCOME FUNDS (the "Funds")

                   Smith Barney Convertible Securities Fund
                         Smith Barney High Income Fund
                Smith Barney Diversified Strategic Income Fund
                          Smith Barney Utilities Fund
                      Smith Barney Exchange Reserve Fund
                    Smith Barney Premium Total Return Fund


                       Supplement dated May 22, 1995 to
                   Prospectuses and Statements of Additional
                      Information dated November 7, 1994


          On March 27, 1995, Smith Barney Mutual Funds Management Inc. assumed responsibility for all administrative functions for the Funds, including functions previously performed by The Boston Company Advisors, Inc. ("Boston Advisors").

          As of the date, Boston Advisors ceases to serve as sub-administrator to the Funds.

          Also as of March 27, 1995, PNC Bank, National Association assumed responsibility as the custodian for the Funds.

          As of the date, Boston Safe Deposit and Trust Company, an affiliate of Boston Advisors, ceased to serve as the Funds' custodian. PNC Bank, National Association is located at 17th and Chestnut Streets, Philadelphia.




Supplement dated May 22, 1995

P

R                                                          SMITH BARNEY

O                                                             UTILITIES

S                                                                  FUND

P
                                                       NOVEMBER 7, 1994
E

C                                         Prospectus begins on page one

T

U




[LOGO]    SMITH BARNEY MUTUAL FUNDS
          INVESTING FOR YOUR FUTURE.
          EVERYDAY.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS                                          November 7, 1994

   388 Greenwich Street
   New York, New York 10013
   (212) 723-9218

     The Smith Barney Utilities Fund (the "Fund") is a diversified fund that seeks current income by investing in equity and debt securities of utility companies selected by the Fund's investment adviser. Long-term capital appreciation is a secondary objective of the Fund. The Fund is one of a number of funds, each having distinct investment objectives and policies, making up the Smith Barney Income Funds (the "Trust"). The Trust is an open-end management investment company commonly referred to as a mutual fund.

     This Prospectus sets forth concisely certain information about the Fund and the Trust, including sales charges, distribution and service fees and expenses, that prospective investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future reference. Shares of other funds offered by the Trust are described in separate prospectuses that may be obtained by calling the Trust at the telephone number set forth above or by contacting a Smith Barney Financial Consultant.

     Additional information about the Fund and the Trust is contained in a Statement of Additional Information dated November 7, 1994, as amended or supplemented from time to time, that is available upon request and without charge by calling or writing the Trust at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant. The Statement of Additional Information has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Prospectus in its entirety.

SMITH BARNEY INC.
Distributor

SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
Investment Adviser and Administrator


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   TABLE OF CONTENTS

   PROSPECTUS SUMMARY                                                    3
   ---------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS                                                 11
   ---------------------------------------------------------------------------
   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES                         14
   ---------------------------------------------------------------------------
   VALUATION OF SHARES                                                  27
   ---------------------------------------------------------------------------
   DIVIDENDS, DISTRIBUTIONS AND TAXES                                   28
   ---------------------------------------------------------------------------
   PURCHASE OF SHARES                                                   30
   ---------------------------------------------------------------------------
   EXCHANGE PRIVILEGE                                                   40
   ---------------------------------------------------------------------------
   REDEMPTION OF SHARES                                                 44
   ---------------------------------------------------------------------------
   MINIMUM ACCOUNT SIZE                                                 46
   ---------------------------------------------------------------------------
   PERFORMANCE                                                          46
   ---------------------------------------------------------------------------
   MANAGEMENT OF THE TRUST AND THE FUND                                 47
   ---------------------------------------------------------------------------
   DISTRIBUTOR                                                          49
   ---------------------------------------------------------------------------
   ADDITIONAL INFORMATION                                               50
   ---------------------------------------------------------------------------

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospectus. See "Table of Contents."

INVESTMENT OBJECTIVE The Fund is an open-end, diversified management investment company that seeks current income by investing in the equity and debt securities of companies in the utility industries. Long-term capital appreciation is a secondary objective. The utility industries are comprised of companies principally engaged (that is, at least 50% of a company's assets, gross income or net profits results from utility operations or the company is regulated as a utility by a government agency or authority) in the manufacture, production, generation, transmission and sale of electric and gas energy and companies principally engaged in the communications field, including entities such as telephone, telegraph, satellite, microwave and other companies regulated by governmental agencies as utilities that provide communication facilities for the public benefit, but not including those in public broadcasting. Under normal circumstances, the Fund will invest at least 65% of its assets in equity and debt securities of companies in the utility industries and will concentrate in excess of 25% of its assets in the securities of these companies. See "Investment Objective and Management Policies."

ALTERNATIVE PURCHASE ARRANGEMENTS The Fund offers several classes of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class Y shares, is offered only to investors meeting an initial investment minimum of $5,000,000. In addition, a fifth Class, Class Z shares, which is offered pursuant to a separate prospectus, is offered exclusively to (a) tax-exempt employee benefit and retirement plans of Smith Barney Inc. ("Smith Barney") and its affiliates and
(b) unit investment trusts ("UITs") sponsored by Smith Barney and its affiliates. See "Purchase of Shares" and "Redemption of Shares."

     Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 5.00% imposed at the time of purchase and are subject to an annual service fee of 0.25% of the average daily net assets of the Class. The initial sales charge may be reduced or waived for certain purchases. Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)
made at net asset value with no sales charge, but will be subject to a contingent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary--Reduced or No Initial Sales Charge."

     Class B Shares. Class B shares are offered at net asset value subject to a maximum CDSC of 5.00% of redemption proceeds, declining by 1.00% each year after the date of purchase to zero. This CDSC may be waived for certain redemptions. Class B shares are subject to an annual service fee of 0.25% and an annual distribution fee of 0.50% of the average daily net assets of the Class. The Class B shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares.

     Class B Shares Conversion Feature. Class B shares will convert automatically to Class A shares, based on relative net asset value, eight years after the date of the original purchase. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions ("Class B Dividend Shares") will be converted at that time. See "Purchase of Shares -- Deferred Sales Charge Alternative."

     Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.25% and an annual distribution fee of 0.45% of the average daily net assets of the Class C shares, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. This CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares. Purchases of Class C shares, which when combined with current holdings of Class C shares of the Fund equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase.

     Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)
     In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

     Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify for reduced sales charges and the shares are subject to lower ongoing expenses over the term of the investment. As an investment alternative, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of these Classes. Because the Fund's future return cannot be predicted, however, there can be no assurance that this would be the case.

     Finally, investors should consider the effect of the CDSC period and any conversion rights of the Classes in the context of their own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, they do not have a conversion feature, and therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with longer term investment outlooks.

     Investors investing a minimum of $5,000,000 must purchase Class Y shares, which are not subject to an initial sales charge, CDSC or service or distribution fee. The maximum purchase amount for Class A shares is $4,999,999, Class B shares is $249,999 and Class C shares is $499,999. There is no maximum purchase amount for Class Y shares.

     Reduced or No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers, and the entire purchase price will be immediately invested in the Fund. In addition, Class A share purchases, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares held in funds sponsored by Smith Barney listed under "Exchange Privilege." Class A share purchases may also be eligible for a reduced initial sales charge. See "Purchase of Shares." Because the ongoing expenses of

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)
Class A shares will be lower than those for Class B and Class C shares, purchasers eligible to purchase Class A shares at net asset value or at a reduced sales charge should consider doing so.

     Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class B and Class C shares is the same as that of the initial sales charge on the Class A shares.

     See "Purchase of Shares" and "Management of the Trust and the Fund" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and Taxes" and "Exchange Privilege" for other differences between the Classes of shares.

SMITH BARNEY 401(K) PROGRAM Investors may be eligible to participate in the Smith Barney 401(k) Program, which is generally designed to assist plan sponsors in the creation and operation of retirement plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as well as other types of participant directed, tax-qualified employee benefit plans (collectively, "Participating Plans"). Class A, Class B, Class C and Class Y shares are available as investment alternatives for Participating Plans. See "Purchase of Shares--Smith Barney 401(k) Program."

PURCHASE OF SHARES Shares may be purchased through the Fund's distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. Direct purchases by certain retirement plans may be made through the Fund's transfer agent, The Shareholder Services Group, Inc. ("TSSG"), a subsidiary of First Data Corporation. See "Purchase of Shares."

INVESTMENT MINIMUMS Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000 for each account, or $250 for an individual retirement account ("IRA") or a Self-Employed Retirement Plan. Investors in Class Y shares may open an account for an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. For participants in retirement plans qualified under Section 403(b)(7) or Section 401(a) of the Code, the minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes is $25. The minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)
investment requirement for all Classes through the Systematic Investment Plan described below is $100. There is no minimum investment required in Class A for unitholders who invest distributions from a UIT sponsored by Smith Barney. See "Purchase of Shares."

SYSTEMATIC INVESTMENT PLAN The Fund offers shareholders a Systematic Investment Plan under which they may authorize the automatic placement of a purchase order each month or quarter for Fund shares in an amount of at least $100. See "Purchase of Shares."

REDEMPTION OF SHARES Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Redemption of Shares."

MANAGEMENT OF THE TRUST AND THE FUND Smith Barney Mutual Funds Management Inc. ("SBMFM"), serves as the Fund's investment adviser. SBMFM provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of The Travelers Inc. ("Travelers"), a diversified financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services.

     SBMFM also serves as the Fund's administrator. The Boston Company Advisors, Inc. ("Boston Advisors") serves as the Fund's sub-administrator. Boston Advisors is a wholly owned subsidiary of The Boston Company, Inc. ("TBC"), which in turn is a wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). See "Management of the Trust and the Fund."

EXCHANGE PRIVILEGE Shares of a Class may be exchanged for shares of the same Class of certain other funds of the Smith Barney Mutual Funds. Certain exchanges may be subject to a sales charge differential. See "Exchange Privilege."

VALUATION OF SHARES Net asset value of the Fund generally is quoted daily in the financial section of most newspapers and is also available from Smith Barney Financial Consultants. See "Valuation of Shares."

DIVIDENDS AND DISTRIBUTIONS Dividends from net investment income are declared daily and paid monthly. Distributions of net realized capital gains are paid annually, although distributions of short-term capital gains may be paid more frequently than annually. See "Dividends, Distributions and Taxes."

REINVESTMENT OF DIVIDENDS Dividends and distributions paid on shares of a Class will be reinvested automatically, unless otherwise specified by an investor,

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)
in additional shares of the same Class at current net asset value. Shares acquired by dividend and distribution reinvestments will not be subject to any sales charge or CDSC. Class B shares acquired through dividend and distribution reinvestments will become eligible for conversion to Class A shares on a pro rata basis. See "Dividends, Distributions and Taxes."

RISK FACTORS AND SPECIAL CONSIDERATIONS There can be no assurance that the Fund's investment objective will be achieved. Because the Fund concentrates its investments in one sector, its portfolio may be subject to greater risk and market fluctuations than a portfolio of securities representing a broader range of investment alternatives. The Fund will be affected by general changes in interest rates which will result in increases or decreases in the market value of the debt securities held by the Fund; the market value of the debt securities held by the Fund can be expected to vary inversely to changes in prevailing interest rates. The Fund may invest up to 10% of its assets in lower-rated fixed-income securities, which securities (a) will likely have some quality and protective characteristics that, in the judgment of a rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions and (b) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the securities. Certain of the investments held by the Fund and certain of the investment strategies and techniques that the Fund may employ might expose it to certain risks. The investments presenting the Fund with risks are low-rated securities, as described above, foreign securities and non-publicly traded and illiquid securities. The investment strategies and techniques presenting the Fund with risks are entering in repurchase agreements, lending portfolio securities, engaging in short sales against the box and entering into transactions involving options and futures contracts. See "Investment Objectives and Management Policies."

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)

     THE FUND'S EXPENSES The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund, based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption and, unless otherwise noted, the Fund's operating expenses for its most recent fiscal year:

                                                       CLASS A   CLASS B   CLASS C   CLASS Y
--------------------------------------------------------------------------------------------
SHAREHOLDER TRANSACTION EXPENSES
    Maximum sales charge imposed on purchases
    (as a percentage of offering price)                  5.00%     None      None      None
    Maximum CDSC
    (as a percentage of original cost or redemption
      proceeds, whichever is lower)                     None*      5.00%     1.00%     None
ANNUAL FUND OPERATING EXPENSES**
    (as a percentage of average net assets)
    Management fees                                      0.65%     0.65%     0.65%     0.65%
    12b-1 fees***                                        0.25      0.75      0.70      None
    Other expenses****                                   0.17      0.14      0.08      0.17
--------------------------------------------------------------------------------------------
TOTAL FUND OPERATING EXPENSES                            1.07%     1.54%     1.43%     0.82%
--------------------------------------------------------------------------------------------

   * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.
  ** The annual fund operating expenses for Class C shares have been restated to reflect a reduction of the 12b-1 fee from 0.75% of average net assets to 0.70%.
 *** Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.
**** For Class Y shares, "Other expenses" have been based on expenses incurred by the Class A shares because Class Y shares were not available for purchase prior to November 7, 1994.

     The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Fund shares and investors may actually pay lower or no charges, depending on the amount purchased and, in the case of Class B, Class C and certain Class A shares the length of time the shares are held and whether the shares are held through the Smith Barney 401(k) Program. See "Purchase of Shares" and "Redemption of Shares." Smith Barney receives an annual 12b-1 service fee of 0.25% of the value of average daily net assets of Class A shares. Smith Barney also receives an annual 12b-1 fee of 0.75% of the value of average daily net assets of Class B shares, consisting of a 0.50% distribution fee and a 0.25% service fee. In Class C shares, Smith Barney receives an annual 12b-1 fee of 0.70% of the value of average daily net assets of this Class, consisting of a 0.45% distribution fee and a 0.25% service fee. "Other expenses" in the above table include fees for shareholder services, custodial fees, legal and accounting fees, printing costs and registration fees.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PROSPECTUS SUMMARY (CONTINUED)

     EXAMPLE The following example is intended to assist an investor in understanding the various costs that an investor in the Fund will bear directly or indirectly. The example assumes payment by the Fund of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Trust and the Fund."

                                                    1 YEAR  3 YEARS  5 YEARS  10 YEARS*
--------------------------------------------------------------------------------------
An investor would pay the following expenses on a
$1,000 investment, assuming (1) 5.00% annual
return and (2) redemption at the end of each time
period:
    Class A                                          $ 60     $ 82     $106     $174
    Class B                                            66       79       94      171
    Class C                                            25       45       78      171
    Class Y                                             8       26       46      101
An investor would pay the following expenses on the
same investment, assuming the same annual return
and no redemption:
    Class A                                            60       82      106      174
    Class B                                            16       49       84      171
    Class C                                            15       45       78      171
    Class Y                                             8       26       46      101

--------------------------------------------------------------------------------------

* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

     The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Fund's actual return will vary and may be greater or less than 5.00%. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS
     Except where otherwise noted, the following information has been audited by Coopers & Lybrand L.L.P., independent accountants, whose report thereon appears in the Fund's Annual Report dated July 31, 1994. The information set out below should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference into the Statement of Additional Information.


FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH PERIOD:

                                                                   YEAR         PERIOD
                                                                   ENDED        ENDED
                                                                  7/31/94      7/31/93*
Net Asset Value, beginning of period                              $ 15.97      $ 14.36
--------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                                                0.56         0.66
Net realized and unrealized gain/(loss) on investments              (1.92)        1.72
--------------------------------------------------------------------------------------
Total from investment operations                                    (1.36)        2.38
--------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                            (0.80)       (0.63)
Distributions in excess of net investment income                    (0.03)       (0.01)
Distributions from net realized capital gains                       (0.50)       (0.13)
--------------------------------------------------------------------------------------
Total distributions                                                 (1.33)       (0.77)
--------------------------------------------------------------------------------------
Net Asset Value, end of period                                    $ 13.28      $ 15.97
--------------------------------------------------------------------------------------
Total return++                                                      (8.99)%      17.01%
--------------------------------------------------------------------------------------
Ratios to average net assets/Supplemental Data:
Net assets, end of period (in 000's)                              $41,458      $53,856
Ratio of operating expenses to average net assets                    1.07%        1.07%+
Ratio of net investment income to average net assets                 5.54%        5.67%+
Portfolio turnover rate                                                28%          37%
--------------------------------------------------------------------------------------

 * The Fund commenced selling Class A shares on November 6, 1992.
 + Annualized.
++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.


SMITH BARNEY
Utilities Fund

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS (CONTINUED)

FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                             YEAR         YEAR        PERIOD        YEAR        YEAR       YEAR      PERIOD
                            ENDED        ENDED        ENDED        ENDED       ENDED      ENDED      ENDED
                           7/31/94      7/31/93      7/31/92#     2/28/92     2/28/91    2/28/90    2/28/89*
Net asset value,
 beginning
 of year                      $15.97       $14.83       $13.95       $13.21     $12.93     $12.09     $12.00
------------------------------------------------------------------------------------------------------------
Income from investment
 operations:
Net investment income           0.75         0.79         0.35         0.82       0.88       0.87       0.64
Net realized and
 unrealized
 gain/(loss) on invest-
 ments                         (2.19)        1.30         0.89         0.94       0.40       1.08       0.17
------------------------------------------------------------------------------------------------------------
Total from investment
 operations                    (1.44)        2.09         1.24         1.76       1.28       1.95       0.81
------------------------------------------------------------------------------------------------------------
Less distributions:
Distributions from net
 investment income             (0.72)       (0.79)       (0.35)       (0.84)     (0.90)     (0.90)     (0.57)
Distributions in excess
 of net investment
 income                        (0.03)       (0.01)      --           --          --         --         --
Distributions from net
 realized capital gains        (0.50)       (0.15)      --            (0.15)     (0.10)     (0.21)     (0.15)
Distributions from
 capital                      --           --            (0.01)       (0.03)     --         --         --
------------------------------------------------------------------------------------------------------------
Total distributions            (1.25)       (0.95)       (0.36)       (1.02)     (1.00)     (1.11)     (0.72)
------------------------------------------------------------------------------------------------------------
Net Asset Value,
 end of year                  $13.28       $15.97       $14.83       $13.95     $13.21     $12.93     $12.09
------------------------------------------------------------------------------------------------------------
Total return++                 (9.52%)      14.69%        8.98%       13.63%     10.46%     16.34%      6.80%
------------------------------------------------------------------------------------------------------------
Ratios to average
 net assets/
 Supplemental Data:
Net assets, end of year
 (in 000's)               $1,822,546   $2,765,858   $1,721,312   $1,274,853   $707,272   $603,739   $416,320
Ratio of operating
 expenses
 to average net assets          1.54%        1.56%        1.57%+       1.58%      1.65%      1.70%      1.77%+
Ratio of net investment
 income to average
 net assets                     5.07%        5.17%        5.78%+       6.04%      6.89%      6.83%      6.99%+
Portfolio turnover rate           28%          37%          10%          33%        31%        50%        46%
------------------------------------------------------------------------------------------------------------

 * The Fund commenced operations on March 28, 1988. On November 6, 1992 the Fund commenced selling Class A shares and Class Z shares (previously designated as Class C shares). Those shares in existence prior to November 6, 1992 were designated as Class B shares.
 + Annualized.
++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
 # During the period from March 1, 1992 through July 31, 1992, the Fund changed its fiscal year end to July 31. Prior to this, the Fund's fiscal year end was February 28.

                                        12

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS (CONTINUED)

FOR A CLASS C SHARE OUTSTANDING THROUGHOUT EACH PERIOD:

                                                                   YEAR        PERIOD
                                                                   ENDED       ENDED
                                                                  7/31/94     7/31/93*
Net Asset Value, beginning of period                              $15.97       $15.17
-------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                                               0.73         0.35
Net realized and unrealized gain/(loss) on investments             (2.17)        0.86
-------------------------------------------------------------------------------------
Total from investment operations                                   (1.44)        1.21
-------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                           (0.72)       (0.38)
Distributions in excess of net investment income                   (0.03)       (0.01)
Distributions from net realized capital gains                      (0.50)       (0.02)
-------------------------------------------------------------------------------------
Total distributions                                                (1.25)       (0.41)
-------------------------------------------------------------------------------------
Net Asset Value, end of period                                    $13.28       $15.97
-------------------------------------------------------------------------------------
Total return++                                                     (9.52)%       8.08%
-------------------------------------------------------------------------------------
Ratios to average net assets/Supplemental Data:
Net assets, end of period (in 000's)                              $1,894       $  252
Ratio of operating expenses to average net assets                   1.48%        1.49%+
Ratio of net investment income to average net assets                5.13%        5.25%+
Portfolio turnover rate                                               28%          37%
-------------------------------------------------------------------------------------

 * The Fund commenced selling Class C shares (previously designated as Class D shares) on February 4, 1993.
 + Annualized.
++ Total return represents aggregate total return for the period indicated.


     Prior to November 7, 1994, the Fund did not offer Class Y shares and accordingly, no comparable financial data is available at this time for that Class.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES
     INVESTMENT OBJECTIVE

     The primary investment objective of the Fund is to provide current income. Long-term capital appreciation is a secondary objective. The Fund's investment objectives may be changed only with the approval of a majority of the Fund's outstanding shares. There can be no assurance that the Fund will achieve its investment objectives.

     INVESTMENT POLICIES

     The Fund seeks to achieve its objectives by investing in equity and debt securities of companies in the utility industries. For purposes of this Prospectus, the utility industries are deemed to be comprised of companies principally engaged (that is, at least 50% of a company's assets, gross income or net profits results from utility operations or the company is regulated as a utility by a government agency or authority) in the manufacture, production, generation, transmission and sale of electric and gas energy and companies principally engaged in the communications field, including entities such as telephone, telegraph, satellite, microwave and other companies regulated by governmental agencies as utilities that provide communication facilities for the public benefit, but not including those in public broadcasting. The Fund will invest primarily in utility equity and debt securities that have a high expected rate of return, as determined by the Fund's investment adviser, SBMFM. Under normal market conditions, the Fund will invest at least 65% of its assets in such securities. The Fund may invest up to 35% of its assets in equity and debt securities of non-utility companies believed to afford a reasonable opportunity for achieving the Fund's investment objectives. When SBMFM believes that market conditions warrant, the Fund may adopt a temporary defensive posture and may invest, without limit, in: debt securities (whether or not they are utility securities) such as rated or unrated bonds, debentures and commercial paper, United States government securities and money market instruments. The Fund may invest up to 10% of its assets in securities rated BB or B by Standard & Poor's Corporation ("S&P") or Ba or B by Moody's Investors Service, Inc. ("Moody's") whenever SBMFM believes that the incremental yield on such securities is advantageous to the Fund in comparison to the additional risk involved. Securities rated BBB/Baa are considered medium grade obligations, neither highly protected nor poorly secured. Interest payments and principal security of BBB/Baa rated securities appear adequate for the present but certain protective elements may be lacking or may be unreliable over any great length of time. BBB/Baa rated securities lack outstanding investment characteristics and

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

may in fact have speculative characteristics. The yields on lower-rated fixed-income securities generally are higher than the yields available on higher-rated securities. See "Risk Factors and Special Considerations" below. In addition, the Fund may enter into repurchase agreements.

     INVESTMENT SECURITIES, STRATEGIES AND TECHNIQUES

     The Fund has the ability to engage in a number of specialized investment strategies and techniques designed to enable the Fund to achieve its investment objectives. Included among these strategies are lending its portfolio securities, selling securities "short against the box," writing covered call and secured put options, as well as purchasing options on securities, purchasing and selling interest rate futures contracts, options on futures contracts, stock index put and call options and stock index futures contracts, each of which is discussed below.

     United States Government Securities. United States government securities are obligations of, or guaranteed by, the United States government, its agencies or instrumentalities ("U.S. government securities"). These include bills, certificates of indebtedness, notes and bonds issued by the United States Treasury or by agencies or instrumentalities of the United States government. Some U.S. government securities, such as Treasury bills and bonds, are supported by the full faith and credit of the United States; others, such as those of Federal Home Loan Banks, are supported by the right of the issuer to borrow from the United States Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the United States government to purchase the agency's obligations; still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. U.S. government securities generally do not involve the credit risks associated with other types of interest-bearing securities, although, as a result, the yields available from U.S. government securities are generally lower than the yields available from interest-bearing corporate securities.

     Repurchase Agreements. The Fund may engage in repurchase agreements with certain member banks of the Federal Reserve System and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED) period. The value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including interest. Repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities, the risk of a possible decline in the value of the underlying securities during the period in which the Fund seeks to assert its right to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or part of the income from the agreement. SBMFM or Boston Advisors, acting under the supervision of the Trust's Board of Trustees, reviews on an ongoing basis the value of the collateral and creditworthiness of those banks and dealers with which the Fund enters into repurchase agreements to evaluate potential risks.

     Lending Portfolio Securities. The Fund is authorized to lend its portfolio securities to brokers, dealers and other financial organizations. The Fund's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that are maintained at all times in an amount at least equal to the current market value of the loaned securities. By lending its securities, the Fund seeks to generate income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral.

     Short Sales Against the Box. The Fund may make short sales (except to the extent of 5% of the Fund's net assets) if at all times when a position is open, the Fund owns the stock or owns preferred stock or debt securities convertible or exchangeable without payment of further consideration for, securities of the same issue as the securities sold short. Short sales of this kind are referred to as "against the box." Short sales against the box are used to defer recognition of capital gains or losses.

     Options Activities. The Fund may write (that is, sell) call options ("calls") if the calls are covered throughout the life of the option. A call is covered if the Fund (a) owns the optioned securities, (b) maintains in a segregated account with the Trust's custodian, Boston Safe Deposit and Trust Company ("Boston Safe"), cash, cash equivalents or U.S. government securities with a value sufficient to meet the Fund's obligations under the call, or (c) owns an offsetting call option. The aggregate value of the obligations underlying calls on securities which are written by the Fund and covered with cash, cash equivalents or U.S. government securities, together with the aggregate value of

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

the obligations underlying put options written by the Fund, will not exceed 50% of the Fund's net assets. When the Fund writes a call, it receives a premium and gives the purchaser the right to buy the underlying security at any time during the call period (usually not more than nine months in the case of common stock or fifteen months in the case of U.S. government securities) at a fixed exercise price regardless of market price changes during the call period. If the call is exercised, the Fund forgoes any gain from an increase in the market price of the underlying security over the exercise price. The Fund may purchase calls on securities. The Fund also may purchase and sell stock index calls which differ from calls on individual securities in that they are settled in cash based on the values of the securities in the underlying index, rather than by delivery of the underlying securities. In writing a call on a stock index, the Fund receives a premium and agrees that during the call period purchasers of a call, upon exercise of the call, will receive an amount of cash if the closing level of the stock index upon which the call is based is greater than the exercise price of the call. When the Fund buys a call on a stock index, it pays a premium and during the call period the Fund, upon exercise of the call, receives an amount of cash if the closing level of the stock index upon which the call is based is greater than the exercise price of the call.

     The Fund may write and purchase put options ("puts"). When the Fund writes a put, it receives a premium and gives the purchaser of the put the right to sell the underlying security to the Fund at the exercise price at any time during the option period. When the Fund purchases a put, it pays a premium in return for the right to sell the underlying security at the exercise price at any time during the option period. For the purchase of a put to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs, unless the put is sold in a closing sale transaction; otherwise, the purchase of the put effectively increases the cost of the security and thus reduces its yield. The Fund also may purchase and sell stock index puts, which differ from puts on individual securities in that they are settled in cash based on the values of the securities in the underlying index, rather than by delivery of the underlying securities. Purchase of a stock index put is designed to protect against a decline in the value of the Fund's portfolio generally, rather than an individual security in the portfolio. Stock index puts are sold primarily to realize income from the premiums received on the sale of such options. If any put is not exercised or sold, it will become worthless on its expiration date. The Fund will not purchase puts or calls on securities if more than 5% of its assets would be invested in premiums on puts and calls, not

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

including that portion of the premium which reflects the value of the securities owned by the Fund and underlying a put at the time of purchase.

     The Fund may write puts on securities only if they are "secured." A put is "secured" if the Fund maintains cash, cash equivalents or U.S. government securities with a value equal to the exercise price in a segregated account or holds a put on the same underlying security at an equal or greater exercise price. The aggregate value of the obligations underlying puts written by the Fund, together with the aggregate value of the obligations underlying calls on securities which are written by the Fund and covered with cash, cash equivalents or U.S. government securities, will not exceed 50% of the Fund's net assets. The Fund also may write "straddles," which are combinations of secured puts and covered calls on the same underlying security.

     The Fund will realize a gain (or loss) on a closing purchase transaction with respect to a call or put previously written by the Fund if the premium, plus commission costs, paid to purchase the call or put is less (or greater) than the premium, less commission costs, received on the sale of the call or put. A gain also will be realized if a call or put which the Fund has written lapses unexercised, because the Fund would retain the premium. See "Dividends, Distributions and Taxes" below. The Fund will purchase and sell only options which are listed on a national securities exchange and will write options only through a national options clearing organization.

     There can be no assurance that a liquid secondary market will exist at a given time for any particular option. In this regard, trading in options on U.S. government securities is relatively new, so that it is impossible to predict to what extent liquid markets will develop or continue. See the Statement of Additional Information for a further discussion of risks involved in options trading, and particular risks applicable to options trading on U.S. government securities, including risks involved in options trading on Government National Mortgage Association ("GNMA") certificates and the characteristics and risks of stock index options transactions.

     Futures Contracts--General. The Fund may not purchase futures contracts or related options if, immediately thereafter, more than 30% of the Fund's total assets would be so invested. In purchasing and selling futures contracts and related options, the Fund will comply with rules and interpretations of the Commodity Futures Trading Commission ("CFTC"), under which the Fund is excluded from regulation as a "commodity pool." CFTC regulations require, among other things, that (a) futures and related options be used solely for bona

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

fide hedging purposes (or that the underlying commodity value of the Fund's long positions not exceed the sum of certain identified liquid investments) and (b) the Fund not enter into futures and related options for which the aggregate initial margin and premiums exceed 5% of the fair market value of the Fund's assets. In order to prevent leverage in connection with the purchase of futures contracts by the Fund, an amount of cash and cash equivalents equal to the market value of futures contracts purchased will be maintained in a segregated account with Boston Safe. The Fund will engage only in futures contracts and related options which are listed on a national commodities exchange.

     Interest Rate Futures Contracts. The Fund may purchase and sell interest rate futures contracts as a hedge against changes in interest rates. An interest rate futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. Interest rate futures contracts are traded on designated "contracts markets" which, through their clearing corporations, guarantee performance of the contracts. Currently, there are interest rate futures contracts based on securities such as long-term Treasury bonds, Treasury notes, GNMA certificates and three-month Treasury bills.

     Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into an interest rate futures contract for the sale of securities has an effect similar to the actual sale of securities, although sale of the interest rate futures contract might be accomplished more easily and quickly. For example, if the Fund holds long-term U.S. government securities and SBMFM anticipates a rise in long-term interest rates, the Fund could, in lieu of disposing of its portfolio securities, enter into interest rate futures contracts for the sale of similar long-term securities. If interest rates increased and the value of the Fund's securities declined, the value of the Fund's interest rate futures contracts would increase, thereby protecting the Fund by preventing the net asset value from declining as much as it otherwise would have declined. Similarly, entering into interest rate futures contracts for the purchase of securities has an effect similar to the actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if SBMFM expects long-term interest rates to decline, the Fund might enter into interest rate futures contracts for the purchase of long-term securities, so that it could gain rapid market exposure that may offset anticipated increases in the cost of securities that it intends to purchase, while continuing to hold higher-yielding short-term securities or waiting for the long-term market to stabilize.

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

     The Fund may purchase and sell listed put and call options on interest rate futures contracts. An option on an interest rate futures contract gives the purchaser the right, in return for the premium paid, to assume a position in an interest rate futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the option period. When an option on a futures contract is exercised, delivery of the interest rate futures position is accompanied by cash representing the difference between the current market price of the interest rate futures contract and the exercise price of the option. The Fund may purchase put options on interest rate futures contracts in lieu of, and for the same purpose as, sale of a futures contract. It also may purchase such put options in order to hedge a long position in the underlying interest rate futures contract in the same manner as it purchases "protective puts" on securities. The purchase of call options on interest rate futures contracts is intended to serve the same purpose as the actual purchase of the futures contract, and the Fund will set aside cash and cash equivalents sufficient to purchase the amount of portfolio securities represented by the underlying futures contracts. See "Options Activities" and "Dividends, Distributions and Taxes."

     Stock Index Futures Contracts. The Fund may purchase and sell stock index futures contracts. These transactions, if any, by the Fund will be made solely for the purpose of hedging against the effects of changes in the value of its portfolio securities due to anticipated changes in market conditions and will be made when the transactions are economically appropriate to the reduction of risks inherent in the management of the Fund. A stock index futures contract is an agreement under which two parties agree to take or make delivery of the amount of cash based on the difference between the value of a stock index at the beginning and at the end of the contract period. When the Fund enters into a stock index futures contract, it must make an initial deposit, known as "initial margin," as a partial guarantee of its performance under the contract. As the value of the stock index fluctuates, either party to the contract is required to make additional margin deposits, known as "variation margin," to cover any additional obligation that it may have under the contract. The Fund may not at any time commit more than 5% of its total assets to initial margin deposits on futures contracts.

     Successful use of stock index futures contracts by the Fund is subject to certain special risk considerations. A liquid stock index futures market may not be available when the Fund seeks to offset adverse market movements. In addition, there may be an imperfect correlation between movements in the

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)
securities included in the index and movements in the securities in the Fund. Successful use of stock index futures contracts is further dependent on SBMFM's ability to predict correctly movements in the direction of the stock markets and no assurance can be given that its judgment in this respect will be correct. Risks in the purchase and sale of stock index futures are further referred to in the Statement of Additional Information.

     Foreign Securities and American Depositary Receipts. The Fund may purchase foreign securities or American Depositary Receipts ("ADRs"). ADRs are U.S. dollar-denominated receipts issued generally by domestic banks and representing the deposit with the bank of a security of a foreign issuer. ADRs are publicly traded on exchanges or over-the-counter in the United States.

     Investing in the securities of foreign companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investments in foreign countries and potential restrictions on the flow of international capital. Additionally, dividends payable on foreign securities may be subject to foreign taxes withheld prior to distribution. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Changes in foreign exchange rates will affect the value of those securities which are denominated or quoted in currencies other than the U.S. dollar. Many of the foreign securities held by the Fund will not be registered with, nor will the issuers thereof be subject to the reporting requirements of, the SEC. Accordingly, there may be less publicly available information about the securities and the foreign company or government issuing them than is available about a domestic company or government entity. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment positions.

     Non-Publicly Traded and Illiquid Securities. The sale of securities that are not publicly traded is typically restricted under the Federal securities laws. As a result, the Fund may be forced to sell these securities at less than fair market value or may not be able to sell them when SBMFM believes it desirable to do so. The Fund's investments in illiquid securities are subject to the risk that

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

should the Fund desire to sell any of these securities when a ready buyer is not available at a price that the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

     INVESTMENT RESTRICTIONS

     The Trust has adopted certain fundamental investment restrictions with respect to the Fund that may not be changed without approval of a majority of the Fund's outstanding shares. The fundamental investment restrictions adopted by the Trust prohibit the Fund from:

     1. Purchasing the securities of any issuer (other than U.S. government securities) if as a result more than 5% of the value of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to this 5% limitation.

     2. Purchasing more than 10% of the voting securities of any one issuer, provided that this limitation shall not apply to investments in U.S. government securities.

     3. Purchasing securities on margin, except that the Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts or related options will not be deemed to be a purchase of securities on margin by the Fund.

     4. Making short sales of securities or maintaining a short position, except to the extent of 5% of the Fund's net assets and except that the Fund may engage in such activities without limit if, at all times when a short position is open, the Fund owns an equal amount of the securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issuer as, and at least equal in amount to, the securities sold short.

     5. Borrowing money, including reverse repurchase agreements, except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes including the meeting of redemption requests that might otherwise require the untimely disposition of securities, in an amount not exceeding 20% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrow-

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

     ings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

     6. Pledging, hypothecating, mortgaging or otherwise encumbering more than 10% of the value of the Fund's total assets as security for any indebtedness. For purposes of this restriction (a) the deposit of assets in escrow in connection with the writing of covered put or call options and the purchase of securities on a when-issued or delayed-delivery basis and
     (b) collateral arrangements with respect to (i) the purchase and sale of stock options, options on foreign currencies and options on stock indexes and (ii) initial or variation margin for futures contracts will not be deemed to be pledges of the Fund's assets.

     7. Investing in commodities, except that the Fund may purchase or write futures contracts and options on futures contracts as described in this Prospectus.

     8. Making loans to others, except through the purchase of qualified debt obligations, loans of portfolio securities and the entry into repurchase agreements.

     9. Concentrating in any industry, except that the Fund will concentrate in excess of 25% of its assets in the securities of companies within the utility industries.

     In addition, the Fund will not purchase restricted securities, illiquid securities (such as repurchase agreements with maturities in excess of seven days) or other securities that are not readily marketable if more than 10% of the total assets of the Fund would be invested in such securities.

     Certain other investment restrictions, including fundamental restrictions as well as restrictions that may be changed without a shareholder vote, adopted by the Trust are described in the Statement of Additional Information.

     PORTFOLIO TRANSACTIONS

     Securities and commodities transactions on behalf of the Fund will be executed by a number of brokers and dealers, including Smith Barney and certain of its affiliated brokers. The Fund may use Smith Barney or a Smith Barney-affiliated broker in connection with a purchase or sale of securities when SBMFM believes that the charge for the transaction does not exceed usual and customary levels. The Fund also may use Smith Barney as a commodities broker in connection with entering into futures contracts and commodity options. Smith Barney has agreed to charge the Fund commodity commissions at rates

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)
comparable to those charged by Smith Barney to its most favored clients for comparable trades in comparable accounts.

     RISK FACTORS AND SPECIAL CONSIDERATIONS

     Investment in the Fund involves special considerations, such as those described below:

     General. Investment in the Fund may involve above-average risk of loss because of, among other things, the Fund's use of strategies and techniques that may be considered to be speculative. The strategy followed by the Fund and certain of the strategies and techniques used by the Fund depend on forecasts made by Greenwich Street Advisors that may or may not prove to be correct.

     Low-Rated Securities. Low-rated and comparable unrated securities (a) will likely have some quality and protective characteristics that, in the judgment of the rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions and (b) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the securities.

     While the market values of low-rated and comparable unrated securities tend to react less to fluctuations in interest rate levels than the market values of higher-rated securities, the market values of certain low-rated and comparable unrated securities also tend to be more sensitive to individual corporate development and changes in economic conditions than higher-rated securities. In addition, low-rated securities and comparable unrated securities generally present a higher degree of credit risk. Issuers of low-rated and comparable unrated securities are often highly leveraged and may not have more traditional methods of financing available to them so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because low-rated and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. The existence of limited markets for low-rated and comparable unrated securities may diminish the Fund's ability to (a) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (b) sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in the financial markets.

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

     Fixed-income securities, including low-rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Fund. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding security, thus resulting in a decreased return to the Fund.

     The market for certain low-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

     Investment in Utility Securities. Because the Fund concentrates its investments in one sector, its portfolio may be subject to greater risk and market fluctuations than a portfolio of securities representing a broader range of investment alternatives. The Fund is particularly subject to risks that are inherent to the utility industries that make up this sector, including difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs during an inflationary period, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, increased costs and reduced availability of certain types of fuel, occasional reduced availability and high costs of natural gas for resales, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes. There are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will grant rate increases in the future or that such increases will be adequate to permit the payment of dividends on common stocks. Additionally, existing and possible future regulatory legislation may make it even more difficult for these utilities to obtain adequate relief. Certain of the issuers of securities held by the Fund may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing policies, and impose additional requirements governing the licensing, construction and operation of nuclear power plants.

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

     Each of the risks referred to above could adversely affect the ability and inclination of public utilities to declare or pay dividends and the ability of holders of common stock to realize any value from the assets of the issuer upon liquidation or bankruptcy. All of the utilities which are issuers of the securities held by the Fund have been experiencing one or more of these problems in varying degrees. Moreover, price disparities within selected utility groups and discrepancies in relation to averages and indices have occurred frequently for reasons not directly related to the general movements or price trends of utility common stocks. Causes of these discrepancies include changes in the overall demand for and supply of various securities (including the potentially depressing effect of new stock offerings), and changes in investment objectives, market expectations or cash requirements of other purchasers and sellers of securities.

     Interest Rate Risk. The Fund will be affected by general changes in interest rates which will result in increases or decreases in the market value of the debt securities held by the Fund. The market value of the debt securities held by the Fund can be expected to vary inversely to changes in prevailing interest rates.

     Options on Securities. Because option premiums paid by the Fund are small in relation to the market value of the investments underlying the options, buying put options can result in large amounts of leverage. The leverage offered by trading in options could cause the Fund's net asset value to be subject to more frequent and wider fluctuation than would be the case if the Fund did not invest in options.

     No assurance can be given that the Fund will be able to effect closing transactions at a time when it wishes to do so. If the Fund cannot enter into a closing transaction, the Fund will continue to be subject to the risk that a put option it has purchased will decline in value or become worthless as a result of any increase in the value of the underlying security. The Fund also could face higher transaction costs, including brokerage commissions.

     Lending of Portfolio Securities. The risk associated with lending portfolio securities, as with other extensions of credit, consists of possible loss of rights in the collateral should the borrower fail financially.

     Short Sales. Possible losses from short sales differ from losses that could be incurred from a purchase of a security, because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.

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   INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

     Futures Transactions. The use of futures contracts as a hedging device involves several risks. No assurance can be given that a correlation will exist between price movements in the stock index and price movements in the securities that are the subject of the hedge; the risk of imperfect correlation increases as the composition of the securities held by the Fund diverges from the securities included in the applicable stock index. Positions in futures contracts may be closed out only on the exchange on which they were entered into (or through a linked exchange) and no secondary market exists for those contracts. In addition, although the Fund intends to enter into futures contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time. Certain exchanges do not permit trading in particular contracts at prices that represent a fluctuation in price during a single day's trading beyond a certain set limit. If prices fluctuate during a single day's trading beyond those limits, the Fund could be prevented from promptly liquidating unfavorable positions and thus be subjected to losses. Losses incurred in hedging transactions and the costs of these transactions will affect the Fund's performance. Successful use of stock index futures by the Fund for hedging purposes is subject to the ability of SBMFM to correctly predict movements in the direction of the stock market.

--------------------------------------------------------------------------------

   VALUATION OF SHARES

     The Fund's net asset value per share is determined as of the close of regular trading on the NYSE on each day that the NYSE is open, by dividing the value of the Fund's net assets attributable to each Class by the total number of shares of the Class outstanding.

     Generally, the Fund's investments are valued at market value or, in the absence of a market value with respect to any securities, at fair value as determined by or under the direction of the Trust's Board of Trustees. Portfolio securities which are traded primarily on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a value was so established is likely to have changed such value, then the fair market value of those securities will be determined by consideration of other factors by or under the direction of the Board of Trustees or its delegates. A security that is traded primarily on an exchange is valued at the last sale price on that exchange or, if there were no sales during the day, at the current quoted bid price. Over-

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   VALUATION OF SHARES (CONTINUED)

the-counter securities are valued on the basis of the bid price at the close of business on each day. Investments in U.S. government securities (other than short-term securities) are valued at the average of the quoted bid and asked prices in the over-the-counter market. Short-term investments that mature in 60 days or less are valued at amortized cost whenever the Trustees determine that amortized cost reflects fair value of those investments. An option generally is valued at the last sale price or, in the absence of the last sale price, the last offer price. The value of a futures contract equals the unrealized gain or loss on the contract, which is determined by marking the contract to the current settlement price for a like contract acquired on the day on which the stock index futures contract is being valued. A settlement price may not be used if the market makes a limited move with respect to a particular commodity or if the underlying securities market experiences significant price fluctuations after the determination of the settlement price. In such event, the futures contract will be valued at a fair market price to be determined by or under the direction of the Board of Trustees. Further information regarding the Trust's valuation policies with respect to the Fund is contained in the Statement of Additional Information.

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   DIVIDENDS, DISTRIBUTIONS AND TAXES

     DIVIDENDS AND DISTRIBUTIONS

     The Fund will be treated separately from the Trust's other funds in determining the amounts of dividends from investment income and distributions of capital gains payable to shareholders.

     If a shareholder does not otherwise instruct, dividends and capital gain distributions will be reinvested automatically in additional shares of the same Class at net asset value, subject to no sales charge or CDSC. Dividends from net investment income, if any, of the Fund will be declared each day that the Trust is open for business and will be paid on the last day of the Smith Barney statement month. Distributions of any net long-term capital gains earned by the Fund will be made annually after the close of the fiscal year in which they are earned. Distributions of short-term capital gains may be paid more frequently with dividends from net investment income. In order to avoid the application of a 4% nondeductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gains, the Fund may make such additional distributions as may be necessary to avoid the application of this tax.

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   DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)
     If, for any full fiscal year, the Fund's total distributions exceed net investment income and net realized capital gains, the excess distributions generally will be treated as a tax-free return of capital (up to the amount of the shareholder's tax basis in his or her shares). The amount treated as a tax-free return of capital will reduce a shareholder's adjusted basis in his or her shares. Pursuant to the requirements of the Investment Company Act of 1940, as amended (the "1940 Act") and other applicable laws, a notice will accompany any distribution paid from sources other than net investment income. In the event the Fund distributes amounts in excess of its net investment income and net realized capital gains, such distributions may have the effect of decreasing the Fund's total assets, which may increase the Fund's expense ratio.

     The per share dividends on Class B and Class C shares may be lower than the per share dividends on Class A and Y shares principally as a result of the distribution fee applicable with respect to Class B and Class C shares. The per share dividends on Class A shares of the Fund may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class A, Class B, Class C and Class Y shares.

     TAXES

     The Fund will be treated as a separate taxpayer with the result that, for Federal income tax purposes, the amount of investment income and capital gains earned by the Fund will be determined without regard to the earnings of the other funds of the Trust. The Fund has qualified and intends to continue to qualify each year as a "regulated investment company" under the Code. To meet those requirements, the Fund may need to restrict the degree to which it engages in short-term trading, short sales of securities and transactions in options. If the Fund qualifies as a regulated investment company and meets certain distribution requirements, the Fund will not be subject to Federal income tax on its net investment income and net capital gains that it distributes to its shareholders.

     Dividends paid by the Fund from investment income and distributions of short-term capital gain will be taxable to shareholders as ordinary income for Federal income tax purposes, whether received in cash or reinvested in additional shares. Distributions of long-term capital gain will be taxable to shareholders as long-term capital gain, whether paid in cash or reinvested in additional shares, and regardless of the length of time the investor has held his or her shares of the Fund. Generally, dividends of investment income (to the

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   DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)
extent derived from most types of dividends from domestic corporations) from the Fund will qualify for the Federal dividends-received deduction for corporate shareholders. Each shareholder of the Fund will receive a statement annually from the Trust, which will set forth separately the aggregate dollar amount of dividends and capital gains distributed to the shareholder by the Fund with respect to the prior calendar year and the amount of the distributions that qualifies for the dividends-received deduction.

     Shareholders should consult their tax advisors about the status of the Fund's dividends and distributions for Federal, state and local tax liabilities.

--------------------------------------------------------------------------------
   PURCHASE OF SHARES
     GENERAL

     The Fund offers five Classes of shares. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemptions. Class Y shares are sold without an initial sales charge or a CDSC and are available only to investors investing a minimum of $5,000,000. Class Z shares are offered without a sales charge, CDSC, or service or distribution fee, exclusively to: (a) tax-exempt employee benefit and retirement plans of Smith Barney and its affiliates and (b) certain UITs sponsored by Smith Barney and its affiliates. Investors meeting either of these criteria who are interested in acquiring Class Z shares should contact a Smith Barney Financial Consultant for a Class Z Prospectus. See "Prospectus Summary--Alternative Purchase Arrangements" for a discussion of factors to consider in selecting which Class of shares to purchase.

     Purchases of Fund shares must be made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group, except for investors purchasing shares of the Fund through a qualified retirement plan who may do so directly through TSSG. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class B, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.

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   PURCHASE OF SHARES (CONTINUED)
     Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000 for each account, or $250 for an IRA or a Self-Employed Retirement Plan in the Fund. Investors in Class Y shares may open an account by making an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. For participants in retirement plans qualified under Section 403(b)(7) or Section 401(a) of the Code, the minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes in the Fund is $25. For the Fund's Systematic Investment Plan, the minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes is $100. There are no minimum investment requirements for Class A shares for employees of Travelers and its subsidiaries, including Smith Barney, Trustees of the Trust and their spouses and children and unitholders who invest distributions from a UIT sponsored by Smith Barney. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, TSSG. Share certificates are issued only upon a shareholder's written request to TSSG.

     Purchase orders received by Smith Barney prior to the close of regular trading on the NYSE, on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day. Orders received by dealers or Introducing Brokers prior to the close of regular trading on the NYSE on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by Smith Barney prior to Smith Barney's close of business (the "trade date"). Payment for Fund shares is due on the fifth business day (the "settlement date") after the trade date. The Fund anticipates that, in accordance with regulatory changes, beginning on or about June 1, 1995, the settlement date will be the third business day after the trade date.

     SYSTEMATIC INVESTMENT PLAN

     Shareholders may make additions to their accounts at any time by purchasing shares through a service known as the Systematic Investment Plan. Under the Systematic Investment Plan, Smith Barney or TSSG is authorized through preauthorized transfers of $100 or more to charge the regular bank account or other financial institution indicated by the shareholder on a monthly or quarterly basis to provide systematic additions to the shareholder's Fund

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SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or TSSG. The Systematic Investment Plan also authorizes Smith Barney to apply cash held in the shareholder's Smith Barney brokerage account or redeem the shareholder's shares of a Smith Barney money market fund to make additions to the account. Additional information is available from the Fund or a Smith Barney Financial Consultant.

     INITIAL SALES CHARGE ALTERNATIVE -- CLASS A SHARES

     The sales charges applicable to purchases of Class A shares of the Fund are as follows:

                                      SALES CHARGE AS     SALES CHARGE AS           DEALERS
                                            % OF            % OF AMOUNT          REALLOWANCE AS
         AMOUNT OF INVESTMENT          OFFERING PRICE         INVESTED        % OF OFFERING PRICE
 ------------------------------------------------------------------------------------------------
     Less than $25,000                     5.00%               5.26%                 4.50%
     $25,000-$49,999                       4.00%               4.21%                 3.60%
     $50,000-$99,999                       3.50%               3.63%                 3.15%
     $100,000-$249,999                     3.00%               3.09%                 2.70%
     $250,000-$499,999                     2.00%               2.04%                 1.80%
     $500,000 and more                       *                   *                     *
 ------------------------------------------------------------------------------------------------

* Purchases of Class A shares which, when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The CDSC on Class A shares is payable to Smith Barney, which compensates Smith Barney Financial Consultants and other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class B and Class C shares is waived. See "Deferred Sales Charge Alternatives" and "Waivers of CDSC."


     Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of 1933, as amended.

     The reduced sales charges shown above apply to the aggregate of purchases of Class A shares of the Fund made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. The reduced sales charge minimums may also be met by aggregating the purchase with the net asset value of all Class A shares held in funds sponsored by Smith Barney that are offered with a sales charge listed under "Exchange Privilege."

     INITIAL SALES CHARGE WAIVERS

     Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Trustees of

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SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
the Trust and employees of Travelers and its subsidiaries, or the spouses and children of such persons (including the surviving spouse of a deceased Trustee or employee, and retired Trustees or employees), or sales to any trust, pension, profit-sharing or other benefit plan for such persons provided such sales are made upon the assurance of the purchaser that the purchase is made for investment purposes and that the securities will not be re-sold except through redemption or repurchase; (b) offers of Class A shares to any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the condition the purchase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and (iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Fund (or Class A shares of another fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Fund) and who wish to reinvest their redemption proceeds in the Fund, provided the reinvestment is made within 60 calendar days of the redemption; (e) accounts managed by registered investment advisory subsidiaries of Travelers; and (f) investments from a UIT sponsored by Smith Barney. In order to obtain such discounts, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase would qualify for the elimination of the sales charge.

     RIGHT OF ACCUMULATION

     Class A shares of the Fund may be purchased by "any person" (as defined above) at a reduced sales charge or at net asset value determined by aggregating the dollar amount of the new purchase and the total asset value of all Class A shares of the Fund and of funds sponsored by Smith Barney, which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

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SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
     GROUP PURCHASES

     Upon completion of certain automated systems, a reduced sales charge or purchase at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each participant makes the minimum initial investment required. The sales charge applicable to purchases by each member of such a group will be determined by the table set forth above under "Initial Sales Charge Alternative -- Class A Shares" and will be based upon the aggregate sales of Class A shares of Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eligible for such reduced sales charges or to purchase at net asset value, all purchases must be pursuant to an employer-or partnership-sanctioned plan meeting certain requirements. One such requirement is that the plan must be open to specified partners or employees of the employer and its subsidiaries, if any. Such plan may, but is not required to, provide for payroll deductions, IRAs or investments pursuant to retirement plans under Sections 401 or 408 of the Code. Smith Barney may also offer a reduced sales charge or net asset value purchase for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Fund shares at a discount and (c) satisfies uniform criteria which enable Smith Barney to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund and the members, and must agree to include sales and other materials related to the Fund in its publications and mailings to members at no cost to Smith Barney. In order to obtain such reduced sales charge or to purchase at net asset value, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. Approval of group purchase reduced sales charge plans is subject to the discretion of Smith Barney.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
     LETTER OF INTENT

     A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table includes purchases of all Class A shares of the Fund and other funds of the Smith Barney Mutual Funds offered with a sales charge over the 13-month period based on the total amount of intended purchases plus the value of all Class A shares previously purchased and still owned. An alternative is to compute the 13-month period starting up to 90 days before the date of execution of a Letter of Intent. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed. New Letters of Intent will be accepted beginning January 1, 1995. Please contact a Smith Barney Financial Consultant or TSSG to obtain a Letter of Intent application.

     DEFERRED SALES CHARGE ALTERNATIVES

     "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CDSC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class B shares; (b) Class C shares; and (c) Class A shares which, when combined with Class A shares offered with a sales charge currently held by an investor, equal or exceed $500,000 in the aggregate.

     Any applicable CDSC will be assessed on an amount equal to the lesser of the cost of the shares being redeemed or their net asset value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Fund assets; (b) reinvestment of dividends or capital gain distributions; (c) with respect to Class B shares, shares redeemed more than five years after their purchase; or (d) with respect to Class C shares and Class A shares that are CDSC Shares, shares redeemed more than 12 months after their purchase.

     Class C shares and Class A shares that are CDSC shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase. In circumstances in which the CDSC is imposed on Class B shares, the amount of the charge will

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
depend on the number of years since the shareholder made the purchase payment from which the amount is being redeemed. Solely for purposes of determining the number of years since a purchase payment, all purchase payments made during a month will be aggregated and deemed to have been made on the last day of the proceeding Smith Barney statement month. The following table sets forth the rates of the charge for redemptions of Class B shares by shareholders, except in the case of purchases by Participating Plans, as described below. See "Purchase of Shares--Smith Barney 401(k) Program.

             YEAR SINCE PURCHASE
             PAYMENT WAS MADE                                          CDSC
------------------------------------------------------------------------------
             First                                                     5.00%
             Second                                                    4.00%
             Third                                                     3.00%
             Fourth                                                    2.00%
             Fifth                                                     1.00%
             Sixth                                                     0.00%
             Seventh                                                   0.00%
             Eighth                                                    0.00%
-------------------------------------------------------------------------------

     Class B shares will convert automatically to Class A shares eight years after the date on which they were purchased and thereafter will no longer be subject to any distribution fees. There also will be converted at that time such proportion of Class B Dividend Shares owned by the shareholder as the total number of his or her Class B shares converting at the time bears to the total number of outstanding Class B shares (other than Class B Dividend shares) owned by the shareholder. Shareholders who held Class B shares of Smith Barney Shearson Short-Term World Income Fund (the "Short-Term World Income Fund") that were held on July 15, 1994 and who subsequently exchange those shares for Class B shares of the Fund will be offered the opportunity to exchange all such Class B shares for Class A shares of the Fund four years after the date on which those shares were deemed to have been purchased. Holders of such Class B shares will be notified of the pending exchange in writing approximately 30 days before the fourth anniversary of the purchase date and, unless the exchange has been rejected in writing, the exchange will occur on or about the fourth anniversary date. See "Prospectus Summary--Alternative Purchase Arrangements--Class B Shares Conversion Feature."

     The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged were

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
initially acquired in one of the other applicable Smith Barney Mutual Funds, and Fund shares being redeemed will be considered to represent, as applicable, capital appreciation or dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

     To provide an example, assume an investor purchased 100 Class B shares at $10 per share for a cost of $1,000. Subsequently, the investor acquired 5 additional shares through dividend reinvestment. During the fifteenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4.00% (the applicable rate for Class B shares) for a total deferred sales charge of $9.60.

     WAIVERS OF CDSC

     The CDSC will be waived on: (a) exchanges (see "Exchange Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholders's shares at the time the withdrawal plan commences (see below) (provided, however, that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7, 1994);
(c) redemptions of shares within 12 months following the death or disability of the shareholder; (d) redemption of shares made in connection with qualified distributions from retirement plans or IRAs upon the attainment of age 59 1/2;
(e) involuntary redemptions; and (f) redemptions of shares in connection with a combination of the Fund with any investment company by merger, acquisition of assets or otherwise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

     CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by TSSG in the

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
case of all other shareholders) of the shareholder's status or holdings, as the case may be.

     SMITH BARNEY 401(K) PROGRAM

     Investors may be eligible to participate in the Smith Barney 401(k) Program, which is generally designed to assist plan sponsors in the creation and operation of retirement plans under Section 401(a) of the Code. To the extent applicable, the same terms and conditions are offered to all Participating Plans in the Smith Barney 401(k) Program.

     The Fund offers to Participating Plans Class A, Class B, Class C and Class Y shares as investment alternatives under the Smith Barney 401(k) Program. Class A, Class B and Class C shares acquired through the Smith Barney 401(k) Program are subject to the same service and/or distribution fees as, but different sales charge and CDSC schedules than, the Class A, Class B and Class C shares acquired by other investors. Similar to those available to other investors, Class Y shares acquired through the Smith Barney 401(k) Program are not subject to any initial sales charge, CDSC or service or distribution fee. Once a Participating Plan has made an initial investment in the Fund, all of its subsequent investments in the Fund must be in the same Class of shares, except as otherwise described below.

     Class A Shares. Class A shares of the Fund are offered without any initial sales charge to any Participating Plan that purchases from $500,000 to $4,999,999 of Class A shares of one or more funds of the Smith Barney Mutual Funds. Class A shares acquired through the Smith Barney 401(k) Program after November 7, 1994 are subject to a CDSC of 1.00% of redemption proceeds, if the Participating Plan terminates within four years of the date the Participating Plan first enrolled in the Smith Barney 401(k) Program.

     Class B Shares. Class B shares of the Fund are offered to any Participating Plan that purchases less than $250,000 of one or more funds of the Smith Barney Mutual Funds. Class B shares acquired through the Smith Barney 401(k) Program are subject to a CDSC of 3.00% of redemption proceeds, if the Participating Plan terminates within eight years of the date the Participating Plan first enrolled in the Smith Barney 401(k) Program.

     Eight years after the date the Participating Plan enrolled in the Smith Barney 401(k) Program, it will be offered the opportunity to exchange all of its Class B shares for Class A shares of the Fund. Such Plans will be notified of the pending exchange in writing approximately 60 days before the eighth anniversary of the

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
enrollment date and, unless the exchange has been rejected in writing, the exchange will occur on or about the eighth anniversary date. Once the exchange has occurred, a Participating Plan will not be eligible to acquire additional Class B shares of the Fund but instead may acquire Class A shares of the Fund. If the Participating Plan elects not to exchange all of its Class B shares at that time, each Class B share held by the Participating Plan will have the same conversion feature as Class B shares held by other investors. See "Purchase of Shares--Deferred Sales Charge Alternatives."

     Class C Shares. Class C shares of the Fund are offered to any Participating Plan that purchases from $250,000 to $499,999 of one or more funds of the Smith Barney Mutual Funds. Class C shares acquired through the Smith Barney 401(k) Program after November 7, 1994 are subject to a CDSC of 1.00% of redemption proceeds, if the Participating Plan terminates within four years of the date the Participating Plan first enrolled in the Smith Barney 401(k) Program. In any year after the date a Participating Plan enrolled in the Smith Barney 401(k) Program, if its total Class C holdings equal at least $500,000 as of the calendar year-end, the Participating Plan will be offered the opportunity to exchange all of its Class C shares for Class A shares of the Fund. Such Plans will be notified in writing within 30 days after the last business day of the calendar year, and unless the exchange offer has been rejected in writing, the exchange will occur on or about the last business day of the following March. Once the exchange has occurred, a Participating Plan will not be eligible to acquire Class C shares of the Fund but instead may acquire Class A shares of the Fund. Class C shares not converted will continue to be subject to the distribution fee.

     Class Y Shares. Class Y shares of the Fund are offered without any service or distribution fees, sales charge or CDSC to any Participating Plan that purchases $5,000,000 or more of Class Y shares of one or more funds of the Smith Barney Mutual Funds.

     No CDSC is imposed on redemptions of CDSC Shares to the extent that the net asset value of the shares redeemed does not exceed the current net asset value of the shares purchased through reinvestment of dividends or capital gain distributions, plus (a) with respect to Class A and Class C shares, the current net asset value of such shares purchased more than one year prior to redemption and, with respect to Class B shares, the current net asset value of Class B shares purchased more than eight years prior to the redemption, plus (b) with respect to Class A and Class C shares, increases in the net asset value of the shareholder's Class A or Class C shares above the purchase payments made during the

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PURCHASE OF SHARES (CONTINUED)
preceding year and, with respect to Class B shares, increases in the net asset value of the shareholder's Class B shares above the purchase payments made during the preceding eight years. Whether or not the CDSC applies to a Participating Plan depends on the number of years since the Participating Plan first became enrolled in the Smith Barney 401(k) Program, unlike the applicability of the CDSC to other shareholders, which depends on the number of years since those shareholders made the purchase payment from which the amount is being redeemed.

     The CDSC will be waived on redemptions of CDSC Shares in connection with lump-sum or other distributions made by a Participating Plan as a result of: (a) the retirement of an employee in the Participating Plan; (b) the termination of employment of an employee in the Participating Plan; (c) the death or disability of an employee in the Participating Plan; (d) the attainment of age 59 1/2 by an employee in the Participating Plan; (e) hardship of an employee in the Participating Plan to the extent permitted under Section 401(k) of the Code; or
(f) redemptions of shares in connection with a loan made by the Participating Plan to an employee.

     Participating Plans wishing to acquire shares of the Fund through the Smith Barney 401(k) Program must purchase such shares directly from TSSG. For further information regarding the Smith Barney 401(k) Program, investors should contact a Smith Barney Financial Consultant.

--------------------------------------------------------------------------------
   EXCHANGE PRIVILEGE

     Except as otherwise noted below, shares of each Class may be exchanged at the net asset value next determined for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A, Class B and Class C shares are subject to minimum investment requirements and all shares are subject to the other requirements of the fund into which exchanges are made and a sales charge differential may apply.


    FUND NAME


     Growth Funds

     Smith Barney Aggressive Growth Fund Inc.
     Smith Barney Appreciation Fund Inc.
     Smith Barney European Fund

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   EXCHANGE PRIVILEGE (CONTINUED)



     Smith Barney Fundamental Value Fund Inc.
     Smith Barney Funds, Inc.-- Capital Appreciation Portfolio
     Smith Barney Global Opportunities Fund
     Smith Barney Precious Metals and Minerals Fund Inc.
     Smith Barney Special Equities Fund
     Smith Barney Telecommunications Growth Fund
     Smith Barney World Funds, Inc.--European Portfolio
     Smith Barney World Funds, Inc.--International Equity Portfolio Smith Barney World Funds, Inc.--Pacific Portfolio

     Growth and Income Funds

     Smith Barney Convertible Fund
     Smith Barney Funds, Inc.--Income and Growth Portfolio
     Smith Barney Growth and Income Fund
     Smith Barney Premium Total Return Fund
     Smith Barney Strategic Investors Fund
     Smith Barney World Funds, Inc.--International Balanced Portfolio

     Income Funds

  ** Smith Barney Adjustable Rate Government Income Fund
     Smith Barney Diversified Strategic Income Fund
   * Smith Barney Funds, Inc.--Income Return Account Portfolio
     Smith Barney Funds, Inc.--Monthly Payment Government Portfolio
+++ Smith Barney Funds, Inc.--Short-Term U.S. Treasury Securities Portfolio Smith Barney Funds, Inc.--U.S. Government Securities Portfolio
     Smith Barney Funds, Inc.--Utility Portfolio
     Smith Barney Global Bond Fund
     Smith Barney Government Securities Fund
     Smith Barney High Income Fund
     Smith Barney Investment Grade Bond Fund
   * Smith Barney Limited Maturity Treasury Fund
     Smith Barney Managed Governments Fund Inc.
     Smith Barney World Funds, Inc.--Global Government Bond Portfolio

     Municipal Bond Funds

     Smith Barney Arizona Municipals Fund Inc.
     Smith Barney California Municipals Fund Inc.
     Smith Barney Florida Municipals Fund
   * Smith Barney Intermediate Maturity California Municipals Fund
   * Smith Barney Intermediate Maturity New York Municipals Fund
   * Smith Barney Limited Maturity Municipals Fund
     Smith Barney Managed Municipals Fund Inc.

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SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   EXCHANGE PRIVILEGE (CONTINUED)



     Smith Barney Massachusetts Municipals Fund
   * Smith Barney Muni Funds--California Limited Term Portfolio
     Smith Barney Muni Funds--California Portfolio
   * Smith Barney Muni Funds--Florida Limited Term Portfolio
     Smith Barney Muni Funds--Florida Portfolio
     Smith Barney Muni Funds--Georgia Portfolio
   * Smith Barney Muni Funds--Limited Term Portfolio
     Smith Barney Muni Funds--National Portfolio
     Smith Barney Muni Funds--New Jersey Portfolio
     Smith Barney Muni Funds--New York Portfolio
     Smith Barney Muni Funds--Ohio Portfolio
     Smith Barney Muni Funds--Pennsylvania Portfolio
     Smith Barney New Jersey Municipals Fund Inc.
     Smith Barney New York Municipals Fund Inc.
     Smith Barney Oregon Municipals Fund
     Smith Barney Tax-Exempt Income Fund

     Money Market Funds

   + Smith Barney Exchange Reserve Fund
  ++ Smith Barney Money Funds, Inc.--Cash Portfolio
  ++ Smith Barney Money Funds, Inc.--Government Portfolio
 *** Smith Barney Money Funds, Inc.--Retirement Portfolio
 +++ Smith Barney Municipal Money Market Fund, Inc.
 +++ Smith Barney Muni Funds--California Money Market Portfolio +++ Smith Barney Muni Funds--New York Money Market Portfolio

--------------------------------------------------------------------------------
[FN]
  *   Available for exchange with Class A, Class C and Class Y shares of the
      Fund.
 ** Available for exchange with Class A, Class B and Class Y shares of the Fund. In addition, shareholders who own Class C shares of the Fund through the Smith Barney 401(k) Program may exchange those shares for Class C shares of this fund.
***   Available for exchange with Class A shares of the Fund.
  +   Available for exchange with Class B and Class C shares of the Fund.
 ++ Available for exchange with Class A and Class Y shares of the Fund. In addition, shareholders who own Class C shares of the Fund through the Smith Barney 401(k) Program may exchange those shares for Class C shares of this fund.
+++   Available for exchange with Class A and Class Y shares of the Fund.



     Class A Exchanges. Class A shares of Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by the Fund will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of the Fund or other funds sold with a higher sales charge. The "sales charge differential" is limited to a percentage rate no greater than the excess of the sales charge rate applicable to

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------

   EXCHANGE PRIVILEGE (CONTINUED)

purchases of shares of the mutual fund being acquired in the exchange over the sales charge rate(s) actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For purposes of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gain distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distributions were paid; however, except in the case of the Smith Barney 401(k) Program, if no sales charge was imposed upon the initial purchase of the shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential upon exchange.

     Class B Exchanges. In the event a Class B shareholder (unless such shareholder was a Class B shareholder of the Short-Term World Income Fund on July 15, 1994) wishes to exchange all or a portion of his or her shares in any of the funds imposing a higher CDSC than that imposed by the Fund, the exchanged Class B shares will be subject to the higher applicable CDSC. Upon an exchange, the new Class B shares will be deemed to have been purchased on the same date as the Class B shares of the Fund that have been exchanged.

     Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Fund that have been exchanged.

     Class Y Exchanges. Class Y shareholders of the Fund who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.

     Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Fund's performance and its shareholders. SBMFM may determine that a pattern of frequent exchanges is excessive and contrary to the best interests of the Fund's other shareholders. In this event, SBMFM will notify Smith Barney and Smith Barney may, at its discretion, decide to limit additional purchases and/or exchanges by a shareholder. Upon such a determination, Smith Barney will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15-day period the shareholder will be required to (a) redeem his or her shares in the Fund or (b) remain invested in the Fund or exchange into any of the funds of the Smith Barney Mutual Funds ordinarily available, which position the shareholder would be expected to maintain for a significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.

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SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   EXCHANGE PRIVILEGE (CONTINUED)
     Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential, after the redemption proceeds are available. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Fund reserves the right to modify or discontinue exchange privileges upon 60 days' prior notice to shareholders.

--------------------------------------------------------------------------------
   REDEMPTION OF SHARES

     The Fund is required to redeem the shares of the Fund tendered to it, as described below, at a redemption price equal to their net asset value per share next determined after receipt of a written request in proper form at no charge other than any applicable CDSC. Redemption requests received after the close of regular trading on the NYSE are priced at the net asset value next determined.

     If a shareholder holds shares in more than one Class, any request for redemption must specify the Class being redeemed. In the event of a failure to specify which Class, or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the Fund's transfer agent receives further instructions from Smith Barney, or if the shareholder's account is not with Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the seventh day following receipt of proper tender, except on any days on which the NYSE is closed or as permitted under the 1940 Act in extraordinary circumstances. The Fund anticipates that, in accordance with regulatory changes, beginning on or about June 1, 1995, payment will be made on the third business day after receipt of proper tender. Generally, if the redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and Smith Barney will benefit from the use of temporarily uninvested funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   REDEMPTION OF SHARES (CONTINUED)
     Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by submitting a written request for redemption to:

     Smith Barney Utilities Fund
     Class A, B, C or Y (please specify)
     c/o The Shareholder Services Group, Inc.
     P.O. Box 9134
     Boston, Massachusetts 02205-9134

     A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are registered. If the shares to be redeemed were issued in certificate form, the certificates must be endorsed for transfer (or be accompanied by an endorsed stock power) and must be submitted to TSSG together with the redemption request. Any signature appearing on a redemption request, share certificate or stock power must be guaranteed by an eligible guarantor institution such as a domestic bank, savings and loan institution, domestic credit union, member bank of the Federal Reserve System or member firm of a national securities exchange. TSSG may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees or guardians. A redemption request will not be deemed properly received until TSSG receives all required documents in proper form.

     AUTOMATIC CASH WITHDRAWAL PLAN

     The Fund offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive cash payments of at least $100 monthly or quarterly. Retirement plan accounts are eligible for automatic cash withdrawal plans only where the shareholder is eligible to receive qualified distributions and has an account value of at least $5,000. The withdrawal plan will be carried over on exchanges between funds or Classes of the Fund. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the shareholder's shares subject to the CDSC at the time the withdrawal plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the shareholder's shares subject to the

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   REDEMPTION OF SHARES (CONTINUED)
CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Consultant.

--------------------------------------------------------------------------------
   MINIMUM ACCOUNT SIZE

     The Fund reserves the right to involuntarily liquidate any shareholder's account in the Fund if the aggregate net asset value of the shares held in the Fund account is less than $500. (If a shareholder has more than one account in this Fund, each account must satisfy the minimum account size.) The Fund, however, will not redeem shares based solely on market reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring accounts up to the minimum to avoid automatic redemption.

--------------------------------------------------------------------------------
   PERFORMANCE

     YIELD

     From time to time, the Fund advertises the 30-day "yield" of each Class of shares. The Fund's yield refers to the income generated by an investment in those shares over the 30-day period identified in the advertisement and is computed by dividing the net investment income per share earned by the Class during the period by the maximum offering price per share on the last day of the period. This income is "annualized" by assuming that the amount of income is generated each month over a one-year period and is compounded semi-annually. The annualized income is then shown as a percentage of the net asset value.

     TOTAL RETURN

     From time to time the Fund may include its total return, average annual total return and current dividend return in advertisements and/or other types of sales literature. These figures are computed separately for Class A, Class B, Class C and Class Y shares of the Fund. These figures are based on historical earnings and are not intended to indicate future performance. Total return is computed for a specified period of time assuming deduction of the maximum sales charge, if any, from the initial amount invested and reinvestment of all income dividends and capital gains distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   PERFORMANCE (CONTINUED)
and subtracting 100%. The standard average annual total return, as prescribed by the SEC, is derived from this total return, which provides the ending redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account. The Fund calculates current dividend return for each Class by annualizing the most recent monthly distribution and dividing by the net asset value or the maximum public offering price (including sales charge) on the last day of the period for which current dividend return is presented. The current dividend return for each Class may vary from time to time depending on market conditions, the composition of its investment portfolio and operating expenses. These factors and possible differences in the methods used in calculating current dividend return should be considered when comparing a Class' current return to yields published for other investment companies and other investment vehicles. The Fund may also include comparative performance information in advertising or marketing its shares. Such performance information may include data from Lipper Analytical Services, Inc. and other financial publications. The Fund will include performance data for Class A, Class B, Class C and Class Y shares in any advertisement or information including performance data of the Fund.

--------------------------------------------------------------------------------
   MANAGEMENT OF THE TRUST AND THE FUND

     BOARD OF TRUSTEES

     Overall responsibility for management and supervision of the Fund rests with the Trust's Board of Trustees. The Trustees approve all significant agreements between the Trust and the companies that furnish services to the Trust and the Fund, including agreements with the Fund's distributor, investment adviser and administrator, sub-administrator, custodian and transfer agent. The day-to-day operations of the Fund are delegated to the Fund's investment adviser, administrator and sub-administrator. The Statement of Additional Information contains background information regarding each Trustee and executive officer of the Trust.

     INVESTMENT ADVISER -- SBMFM

     SBMFM, located at 388 Greenwich Street, New York, New York 10013, serves as the Fund's investment adviser pursuant to a transfer of the advisory agreement, effective November 7, 1994, from its affiliate, Mutual Management

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   MANAGEMENT OF THE TRUST AND THE FUND (CONTINUED)
Corp. (Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Holdings). Investment advisory services continue to be provided to the Fund by the same portfolio managers who had provided services under the agreement with Mutual Management Corp. SBMFM (through predecessor entities) has been in the investment counseling business since 1934 and is a registered investment adviser. SBMFM renders investment advice to investment companies that had aggregate assets under management as of September 30, 1994 in excess of $52.4 billion.

     Subject to the supervision and direction of the Fund's Board of Trustees, SBMFM manages the Fund's portfolio in accordance with the Fund's investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the Fund. For investment advisory services rendered to the Fund, the Fund pays SBMFM a fee at the annual rate of 0.45% of the value of the Fund's average daily net assets.
     PORTFOLIO MANAGEMENT

     Jack S. Levande, an Investment Officer of SBMFM, has served as Vice President and Investment Officer of the Fund since it commenced operations and manages the day-to-day operations of the Fund, including making all investment decisions.

     Management's discussion and analysis, and additional performance information regarding the Fund during the fiscal year ended July 31, 1994 is included in the Annual Report dated July 31, 1994. A copy of the Annual Report may be obtained upon request without charge from a Smith Barney Financial Consultant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.

     ADMINISTRATOR

     SBMFM also serves as the Fund's administrator and oversees all aspects of the Fund's administration. For administration services rendered to the Fund, the Fund pays SBMFM a fee at the annual rate of 0.20% of the value of the Fund's average daily net assets.

     SUB-ADMINISTRATOR -- BOSTON ADVISORS

     Boston Advisors, located at One Boston Place, Boston, Massachusetts 02108, serves as the Fund's sub-administrator. Boston Advisors provides investment management, investment advisory and/or administrative services to investment companies that had aggregate assets under management as of

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   MANAGEMENT OF THE TRUST AND THE FUND (CONTINUED)
September 30, 1994, in excess of $48.6 billion. Boston Advisors calculates the net asset value of the Fund's shares and generally assists SBMFM in all aspects of the Fund's administration and operation. Boston Advisors is paid a portion of the fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM.

--------------------------------------------------------------------------------
   DISTRIBUTOR

     Smith Barney is located at 388 Greenwich Street, New York, New York 10013. Smith Barney distributes shares of the Fund as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Fund under Rule 12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.25% of the average daily net assets of the respective Class. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.45%, respectively, of the average daily net assets attributable to these Classes. Class B shares that automatically convert to Class A shares eight years after the date of original purchase will no longer be subject to distribution fees. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class B and Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors; payments to and expenses of Smith Barney Financial Consultants and other persons who provide support services in connection with the distribution of shares; interest and/or carrying charge; and indirect and overhead costs of Smith Barney associated with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

     Actual distribution and shareholder service expenses for Class B and Class C shares of the Fund for any given year may exceed the fees received pursuant to the Plan and will be carried forward and paid by the Fund in future years so long as the Plan is in effect. Interest is accrued monthly on such carryforward amounts at a rate comparable to that paid by Smith Barney for bank borrowings.

     The payments to Smith Barney Financial Consultants for selling shares of a Class include a commission or fee paid by the investor or Smith Barney at the

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   DISTRIBUTOR (CONTINUED)

time of sale and, with respect to Class A, Class B and Class C shares, a continuing fee for servicing shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling different Classes of shares.

     Payments under the Plan are not tied exclusively to the distribution and shareholder service expenses actually incurred by Smith Barney and the payments may exceed distribution expenses actually incurred. The Trust's Board of Trustee's will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in so doing will consider all relevant factors, including expenses borne by Smith Barney, amounts received under the Plan and proceeds of the CDSC.

--------------------------------------------------------------------------------
   ADDITIONAL INFORMATION

     The Trust was organized on March 12, 1985 under the laws of the Commonwealth of Massachusetts and is an entity commonly known as a "Massachusetts business trust." The Trust offers shares of beneficial interest of separate series having a $.001 per share par value. Shares of beneficial interest of the Fund are currently classified into five Classes: A, B, C, Y and
Z. When matters are submitted for shareholder vote, shareholders of each Class will have one vote for each full share owned and a proportionate, fractional vote for any fractional share held of that Class. Generally, shares of the Trust vote by individual fund on all matters except (a) matters affecting only the interest of one or more of the funds, in which case only shares of the affected fund or funds would be entitled to vote, or (b) when the 1940 Act requires that shares of the funds be voted in the aggregate. Similarly, shares of the Fund will be voted generally on a Fund-wide basis except matters affecting the interests of one Class of shares.

     Each Class of Fund shares represents identical interests in the Fund's investment portfolio. As such, they have the same rights, privileges and preferences, except with respect to: (a) the designation of each Class; (b) the effect of the respective sales charges for each Class; (c) the distribution and/or service fees, if any, borne by each Class; (d) the expenses allocable exclusively to each Class; (e) voting rights on matters exclusively affecting a single Class; (f) the exchange privilege of each Class; and (g) the conversion feature of the Class B shares. The Trust's Board of Trustees does not anticipate that there will be any conflicts among the interests of the holders of the different Classes. The

SMITH BARNEY

Utilities Fund

--------------------------------------------------------------------------------
   ADDITIONAL INFORMATION (CONTINUED)

Trustees, on an ongoing basis, will consider whether any such conflict exists and, if so, take appropriate action.

     The Trust does not hold annual shareholder meetings. There normally will be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders.

     Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, is located at One Boston Place, Boston, Massachusetts 02108, and serves as custodian of the Trust's investments.

     TSSG is located at Exchange Place, Boston, Massachusetts 02109, and serves as the Trust's transfer agent.

     The Fund sends its shareholders a semi-annual report and an audited annual report, each of which includes a list of the investment securities held by the Fund at the end of the reporting period. In an effort to reduce the Fund's printing and mailing costs, the Trust plans to consolidate the mailing of the Fund's semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report. In addition, the Trust also plans to consolidate the mailing of the Fund's Prospectus so that a shareholder having multiple accounts (e.g., individual, IRA and/or Self-Employed Retirement Plan accounts) will receive a single Prospectus annually. Shareholders who do not want this consolidation to apply to their accounts should contact their Smith Barney Financial Consultants or the Fund's transfer agent.

                            ------------------------

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Trust or the distributor. This Prospectus does not constitute an offer by the Trust or the distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                                                               SMITH BARNEY
                                                               ------------



                              A member of Travelers Group [tiny red umbrella]





















                                                               SMITH BARNEY

                                                             UTILITIES FUND



                                                       288 Greenwich Street
                                                  New York, New York  10018





                                                       Fund 178, 175, 174, 210


    Recycled
    Recyclable                                                         FD229J4

         STATEMENT OF ADDITIONAL INFORMATION DATED October 3, 1995

                         Acquisition Of The Assets Of

                               UTILITY PORTFOLIO
                      a separate investment portfolio of
                           SMITH BARNEY FUNDS, INC.
                             388 Greenwich Street
                           New York, New York 10013
                               (800) 224-7523

                       By And In Exchange For Shares Of

                         SMITH BARNEY UTILITIES FUND
                      a separate investment portfolio of
                          SMITH BARNEY INCOME FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of the Utility Portfolio (the "Acquired Fund") of Smith Barney Funds, Inc. to Smith Barney Income Funds on behalf of Smith Barney Utilities Fund (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Income Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

     1. Statement of Additional Information of Smith Barney Utilities Fund dated November 7, 1994, as supplemented on May 22, 1995 and May 25, 1995.

     2. Annual Report of Smith Barney Utilities Fund for the fiscal year ended July 31, 1995.




     3. Annual Report of Smith Barney Funds, Inc. -- Utility Portfolio for the fiscal year ended December 31, 1994.

     4. Semi-Annual Report of Smith Barney Funds, Inc. -- Utility Portfolio for the six-month period ended June 30, 1995.

          This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated October 3, 1995, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free (800) 224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated October 3, 1995.


          The date of this Statement of Additional Information is October 3, 1995.

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
                          SMITH BARNEY UTILITIES FUND
                            DATED NOVEMBER 7, 1994
                     AS SUPPLEMENTED ON MAY 22, 1995

                    SMITH BARNEY INCOME FUNDS (the "Funds")

                   Smith Barney Convertible Securities Fund
                         Smith Barney High Income Fund
                Smith Barney Diversified Strategic Income Fund
                          Smith Barney Utilities Fund
                      Smith Barney Exchange Reserve Fund
                    Smith Barney Premium Total Return Fund


                       Supplement dated May 22, 1995 to
                   Prospectuses and Statements of Additional
                      Information dated November 7, 1994


          On March 27, 1995, Smith Barney Mutual Funds Management Inc. assumed responsibility for all administrative functions for the Funds, including functions previously performed by The Boston Company Advisors, Inc. ("Boston Advisors").

          As of the date, Boston Advisors ceases to serve as sub-administrator to the Funds.

          Also as of March 27, 1995, PNC Bank, National Association assumed responsibility as the custodian for the Funds.

          As of the date, Boston Safe Deposit and Trust Company, an affiliate of Boston Advisors, ceased to serve as the Funds' custodian. PNC Bank, National Association is located at 17th and Chestnut Streets, Philadelphia.




Supplement dated May 22, 1995

Smith Barney

INCOME FUNDS

388 Greenwich Street
New York, New York 10013
(212) 723-9218

STATEMENT OF ADDITIONAL INFORMATION                           NOVEMBER 7, 1994

This Statement of Additional Information expands upon and supplements the information contained in the current Prospectuses of Smith Barney Income Funds (the "Trust"), relating to eight investment funds offered by the Trust (the "Funds"), each dated November 7, 1994, as amended or supple-mented from time to time, and should be read in conjunction with the Pro-spectuses. The Prospectuses may be obtained from any Smith Barney Finan-cial Consultant or by writing or calling the Trust at the address or tele-phone number set forth above. This Statement of Additional Information, although not in itself a prospectus, is incorporated by reference into the Prospectuses in its entirety.

CONTENTS

For ease of reference, the same section headings are used in both the Pro-spectuses and this Statement of Additional Information, except where shown below:

Management of the Trust and the Funds                                         2
Investment Objectives and Management Policies                                 7
Purchase of Shares                                                           27
Redemption of Shares                                                         28
Distributor                                                                  29
Valuation of Shares                                                          32
Exchange Privilege                                                           33
Performance Data (See in the Prospectuses "Performance")                     34
Taxes (See in the Prospectuses "Dividends, Distributions and Taxes")         39
Additional Information                                                       43
Financial Statements                                                         43
Appendix                                                                    A-1


                      MANAGEMENT OF THE TRUST AND THE FUND

The executive officers of the Trust are employees of certain of the orga-nizations that provide services to the Trust. These organizations are the following:


 NAME                                          SERVICE
Smith Barney Inc.                              Distributor
  ("Smith Barney")

Smith Barney Mutual Funds Management Inc.      Investment adviser to Convertible,
  ("SBMFM")                                      High Income, Diversified Strate-
                                                 gic Income, Tax- Exempt Income,
                                                 Utilities and Exchange Reserve
                                                 Funds

Smith Barney Strategy Advisers Inc.            Investment adviser to Premium Total
  ("Strategy Advisers")                          Return Fund

Smith Barney Global Capital Management Inc.    Investment adviser to Global Bond
  ("Global Capital Management")                  Fund and sub-investment adviser to
                                                 Diversified Strategic Income Fund

SBMFM                                          Administrator


The Boston Company Advisors, Inc.              Sub-Administrator
  ("Boston Advisors")

Boston Safe Deposit and Trust Company          Custodian
  ("Boston Safe")

The Shareholder Services Group, Inc.
  ("TSSG"), a subsidiary of First Data
  Corporation                                  Transfer Agent

These organizations and the functions they perform for the Trust are dis-cussed in the Prospectuses and in this Statement of Additional Informa-tion.

TRUSTEES AND EXECUTIVE OFFICERS OF THE TRUST

The Trustees and executive officers of the Trust, together with informa-tion as to their principal business occupations during the past five years, are shown below. The executive officers of the Trust are employees of organizations that provide services to the Funds. Each Trustee who is an "interested person" of the Trust, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), is indicated by an asterisk.

Lee Abraham, Trustee. Retired; formerly Chairman and Chief Executive Of-ficer of Associated Merchandising Corporation, a major retail merchandis-ing and sourcing organization. His address is 1440 Broadway, Suite 1001, New York, New York 10018.

Antoinette C. Bentley, Trustee. Retired; formerly Senior Vice President and Associate General Counsel of Crum and Forster, Inc., an insurance holding company. Her address is 24 Fowler Road, Far Hills, New Jersey 07931.

Allan J. Bloostein, Trustee. Consultant; formerly Vice Chairman of the Board of and Consultant to The May Department Stores Company; Director of Crystal Brands, Inc., Melville Corp. and R.G. Barry Corp. His address is Anderson Road, Sherman, Connecticut 06784.

Richard E. Hanson, Jr., Trustee. Headmaster, The Peck School, Morristown, NJ; prior to July 1, 1994, Headmaster, Lawrence Country Day School-Woodmere Academy, Woodmere, New York; prior to July 1, 1990, Headmaster of Woodmere Academy. His address is 247 South Street, Morristown, New Jersey 07960.

*Heath B. McLendon, Chairman of the Board and Investment Officer. Execu-tive Vice President of Smith Barney and Chairman of the Board of Smith Barney Strategy Advisers Inc.; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers Inc. ("Shearson Lehman Brothers"), Vice Chairman of Shearson Asset Management; a Director of PanAgora Asset Management, Inc. and PanAgora Asset Management Limited. His address is 388 Greenwich Street, New York, New York 10013.

Madelon DeVoe Talley, Trustee. Author; Governor at Large of the National Association of Securities Dealers, Inc. Her address is 876 Park Avenue, New York, New York 10021.

Stephen J. Treadway, President. Executive Vice President and Director of Smith Barney; Director and President of Mutual Management Corp. and SBMFM and Trustee of Corporate Realty Income Trust I. His address is 388 Green-wich Street, New York, New York 10013.

Richard P. Roelofs, Executive Vice President. Managing Director of Smith Barney; President of Smith Barney Strategy Advisers Inc.; prior to July 1993, Senior Vice President of Shearson Lehman Brothers and Vice President of Shearson Lehman Investment Strategy Advisors Inc., an investment advi-sory affiliate of Shearson Lehman Brothers. His address is 388 Greenwich Street, New York, New York 10013.

John C. Bianchi, Vice President and Investment Officer. Managing Director of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advi-sors. His address is 388 Greenwich Street, New York, New York 10013.

James E. Conroy, Vice President and Investment Officer. Managing Director of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advi-sors. His address is 388 Greenwich Street, New York, New York 10013.

Victor S. Filatov, Investment Officer. International Strategist and Presi-dent of Global Capital Management; prior to November 1993, Business Coor-dinator and Head of European Fixed Income Research of J.P. Morgan Securi-ties Inc. His address is 10 Piccadilly, London, W1V 9LA, England.

John B. Fullerton, Sr., Investment Administrator. Vice President of Boston Advisors; Senior Vice President of The Boston Company Institutional Inves-tors, Inc. His address is 100 Drake's Landing Road, Greenbrae, California 94904.

Jack S. Levande, Vice President and Investment Officer. Managing Director of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advi-sors. His address is 388 Greenwich Street, New York, New York 10013.

Karen Mahoney-Malcomson, Investment Officer. Vice President of SBMFM; prior to July 1993, Vice President of Shearson Lehman Advisors. Her ad-dress is 388 Greenwich Street, New York, New York 10013.

Lawrence T. McDermott, Vice President and Investment Officer. Managing Di-rector of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advisors. His address is 388 Greenwich Street, New York, New York 10013.

Evelyn R. Robertson, Investment Officer. Vice President and Portfolio Man-ager of SBMFM; prior to July 1993, Vice President of Shearson Lehman Advi-sors. Her address is 388 Greenwich Street, New York, New York 10013.

Harry Rosenbluth, Investment Administrator. Vice President of Boston Advi-sors; Senior Vice President of The Boston Company Institutional Investors, Inc. His address is 100 Drake's Landing Road, Greenbrae, California 94904.

Phyllis M. Zahorodny, Vice President and Investment Officer. Managing Di-rector of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advisors. Her address is 388 Greenwich Street, New York, New York 10013.

Patricia Zuch, Investment Administrator. Vice President of Boston Advi-sors. Her address is 100 Drake's Landing Road, Greenbrae, California 94904.

Lewis E. Daidone, Treasurer. Managing Director and Chief Financial Officer of Smith Barney; Director and Senior Vice President of SBMFM. His address is 388 Greenwich Street, New York, New York 10013.

Christina T. Sydor, Secretary. Managing Director of Smith Barney; General Counsel and Secretary of SBMFM. Her address is 388 Greenwich Street, New York, New York 10013.

Each Trustee also serves as a director, trustee and/or general partner of certain other mutual funds for which Smith Barney serves as distributor. Global Capital Management, SBMFM and Strategy Advisers (the "Advisers") are "affiliated persons" of the Trust as defined in the 1940 Act by virtue of their positions as investment advisers to the Funds. As of October 31, 1994, the Trustees and officers of the Funds, as a group, owned less than 1% of the outstanding shares of beneficial interest of each Fund.

No officer, director or employee of Smith Barney or any Smith Barney par-ent or subsidiary receives any compensation from the Trust for serving as an officer or Trustee of the Trust. The Trust pays each Trustee who is not an officer, director or employee of Smith Barney or any of their affili-ates a fee of $10,000 per annum plus $1,500 per meeting attended and reim-burses them for travel and out-of-pocket expenses. For the fiscal year ended July 31, 1994, such fees and expenses totalled $115,411.

INVESTMENT ADVISERS, SUB-INVESTMENT ADVISER, ADMINISTRATOR, AND SUB-
ADMINISTRATOR

Each Adviser serves as investment adviser to one or more Funds pursuant to a separate written agreement with the relevant Fund (an "Advisory Agree-ment"). SBMFM serves as investment adviser to its relevant Funds pursuant to a transfer of the investment advisory agreement, effective November 7, 1994, from its affiliate, Mutual Management Corp. (Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings")). Strategy Advisers is a wholly owned subsidiary of Holdings and Global Capital Management is an indirect wholly owned subsidiary of Holdings. Holdings is a wholly owned subsidiary of The Travelers Inc. The Advisory Agreements were most recently approved by the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust or the Advisers ("Independent Trustees"), on August 10, 1994, with the exception of Premium Total Return Fund and Global Bond Fund, which were approved on April 4, 1994 and January 20,1994, respectively. SBMFM also serves as administrator to each Fund pursuant to a separate written agreement dated May 4, 1994 (the "Administration Agreement") which was most recently approved by the Board of Trustees, including a majority of the Independent Trustees, on August 10, 1994. Global Capital Management also serves as sub-investment adviser to Diversified Strategic Income Fund, pursuant to a written agreement dated March 21, 1994 which was ap-proved by the Fund's Board of Trustees, including a majority of the Inde-pendent Trustees, on January 20, 1994 and by the Fund's shareholders on April 29, 1994. Prior to March 21, 1994, Lehman Brothers Global Asset Man-agement Limited ("LBGAM") acted in the capacity as the Fund's sub-investment adviser.

Boston Advisors serves as sub-administrator to the Funds pursuant to a written agreement (the "Sub-Administration Agreement") dated May 4, 1994, which was most recently approved by the Trust's Board of Trustees, includ-ing the Independent Trustees, on May 4, 1994. Prior to that date, Boston Advisors served as administrator to the Funds, and prior to April 4, 1994, also served as investment advisor to Premium Total Return Fund. Boston Ad-visors is a wholly owned subsidiary of The Boston Company, Inc. ("TBC"), a financial services holding company, which is in turn an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon").

Certain of the services provided to the Trust by the Advisers, Global Cap-ital Management, SBMFM and Boston Advisors are described in the Prospec-tuses under "Management of the Trust and the Fund." Each Adviser, SBMFM, as administrator, and Boston Advisors, as sub-administrator, pay the sala-ries of all officers and employees who are employed by both it and the Trust, and maintain office facilities for the Trust. In addition to those services, Boston Advisors pays the salaries of all officers and employees who are employed by both it and the Trust, maintains office facilities for the Trust, furnishes the Trust with statistical and research data, cleri-cal help and accounting, data processing, bookkeeping, internal auditing and legal services and certain other services required by the Trust, pre-pares reports to the Funds' shareholders and prepares tax returns, reports to and filings with the Securities and Exchange Commission (the "SEC") and state Blue Sky authorities. The Advisers, Global Capital Management, SBMFM and Boston Advisors bear all expenses in connection with the performance of their services.

For the fiscal years ended July 31, 1992, 1993 and 1994, the Funds paid investment advisory fees to their respective Advisers as follows:


 FUND                                    1992            1993           1994
Premium Total Return Fund            $ 2,776,638      $4,803,717     $8,506,930
Tax-Exempt Income Fund                 2,884,333       3,978,637      4,561,779
Convertible Fund                         305,154         329,323        425,505
Global Bond Fund                         301,528         356,324        466,389
High Income Fund                       1,313,890       2,659,448      3,771,643
Diversified Strategic Income Fund      3,346,434       6,226,342      8,761,857
Utilities Fund                         4,272,080      10,317,792     10,896,883
Exchange Reserve Fund                    970,662         612,812        622,203

For the fiscal years ended July 31, 1992, 1993 and 1994, the Funds paid administrative fees to Boston Advisors or SBMFM as follows:

                                                   BOSTON ADVISORS     SBMFM
                                                    FOR THE FISCAL FOR THE FISCAL
                                                      PERIOD FROM    PERIOD FROM
                                                    8/1/93 THROUGH 5/4/94 THROUGH
FUND                        1992           1993         5/3/94         7/31/94
Premium Total Return
  Fund                   $ 1,009,687    $1,746,806      $2,639,140      $454,284
Tax-Exempt Income Fund     1,442,166     1,989,319       1,971,064       309,826
Convertible Fund             122,062       131,729         145,717        24,485
Global Bond Fund             100,509       118,434         134,269        21,556
High Income Fund             525,556     1,063,779       1,297,678       210,979
Diversified Strategic
  Income Fund              1,912,279     3,557,910       4,289,630       717,145
Utilities Fund             1,898,703     4,584,796       4,256,098       586,961
Exchange Reserve Fund        647,081       408,842         341,472        73,330

For the fiscal years ended July 31, 1992, 1993 and the period ended March 20, 1994, Diversified Strategic Income Fund paid LBGAM $956,195, $1,778,955 and $1,562,892, respectively, in sub- investment advisory fees. For the period from March 21, 1994 through July 31, 1994, Diversified Strategic Income Fund paid Global Capital Management $940,496 in sub-investment advisory fees.

Each Adviser, SBMFM, as administrator, and Boston Advisors, as sub-administrator, have agreed that if in any fiscal year the aggregate ex-penses of the Fund that it serves (including fees payable pursuant to its Advisory Agreement and Administration Agreement, but excluding interest, taxes, brokerage, distribution and service fees and, if permitted by the relevant state securities commission, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Fund, the Ad-viser, SBMFM and Boston Advisors will, to the extent required by state law, reduce their fees by the amount of such excess expenses, such amount to be allocated between them in the proportion that their respective fees bear to the aggregate of the fees paid by the Fund. Such fee reduction, if any, will be estimated and reconciled on a monthly basis. The most re-strictive state expense limitation applicable to any Fund is 2.5% of the first $30 million of the Fund's average daily net assets, 2% of the next $70 million of the average daily net assets and 1.5% of the remaining av-erage daily net assets of each Fund. No such fee reduction was required for the fiscal years ended July 31, 1992, 1993 and 1994.

The Fund bears expenses incurred in its operation, including: taxes, in-terest, brokerage fees and commissions, if any; fees of Trustees who are not officers, directors, shareholders or employees of Smith Barney, SBMFM or Boston Advisors; SEC fees and state Blue Sky qualification fees; charges of custodians; transfer and dividend disbursing agent fees; cer-tain insurance premiums; outside auditing and legal expenses; costs of maintaining corporate existence; costs of investor services (including al-located telephone and personnel expenses); costs of preparing and printing of prospectuses for regulatory purposes and for distribution to existing shareholders; costs of shareholders' reports and shareholder meetings; and meetings of the officers or Board of Trustees of the Trust.

COUNSEL AND AUDITORS

Willkie Farr & Gallagher serves as legal counsel to the Trust. The Trust-ees who are not "interested persons" of the Fund have selected Stroock & Stroock & Lavan as their legal counsel.

KPMG Peat Marwick LLP, independent accountants, 345 Park Avenue, New York, New York 10154. serve as auditors of the Trust and will render an opinion on the Trust's financial statements annually. Prior to October 20, 1994, Coopers & Lybrand L.L.P., independent accountants, served as auditors of the Trust and rendered an opinion on the Trust's financial statements for the fiscal year ended July 31, 1994.

In the interest of economy and convenience, certificates representing shares in the Trust are not physically issued except upon specific request made by a shareholder to TSSG. TSSG maintains a record of each sharehold-er's ownership of Trust shares. Shares do not have cumulative voting rights, which means that holders of more than 50% of the shares voting for the election of Trustees can elect all of the Trustees. Shares are trans-ferable but have no preemptive or subscription rights. Shareholders gener-ally vote by Fund, except with respect to the election of Trustees and the selection of independent public accountants.

Massachusetts law provides that, under certain circumstances, shareholders could be held personally liable for the obligations of the Trust. However, the Trust Agreement disclaims shareholder liability for acts or obliga-tions of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or a Trustee. The Trust Agreement provides for indemnification from the Trust's property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations, a possibility that the Trust's management believes is remote. Upon payment of any liability incurred by the Trust, the shareholder pay-ing the liability will be entitled to reimbursement from the general as-sets of the Trust. The Trustees intend to conduct the operations of the Trust in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Trust.

               INVESTMENT OBJECTIVES AND MANAGEMENT POLICIES

The Prospectuses discuss the investment objectives of the Funds and the policies to be employed to achieve those objectives. This section contains supplemental information concerning the types of securities and other in-struments in which the Funds may invest, the investment policies and port-folio strategies that the Funds may utilize and certain risks attendant to such investments, policies and strategies.

U.S. Government Securities (All Funds). United States government securi-ties include debt obligations of varying maturities issued or guaranteed by the United States government or its agencies or instrumentalities ("U.S. government securities"). U.S. government securities include not only direct obligations of the United States Treasury, but also securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association ("GNMA"), General Services Administration, Central Bank for Cooperatives, Federal Intermedi-ate Credit Banks, Federal Land Banks, Federal National Mortgage Associa-tion ("FNMA"), Maritime Administration, Tennessee Valley Authority, Dis-trict of Columbia Armory Board, Student Loan Marketing Association, Inter-national Bank for Reconstruction and Development and Resolution Trust Corporation. Certain U.S. government securities, such as those issued or guaranteed by GNMA, FNMA and Federal Home Loan Mortgage Corporation ("FHLMC"), are mortgage-related securities. Because the United States gov-ernment is not obligated by law to provide support to an instrumentality that it sponsors, a Fund will invest in obligations issued by such an in-strumentality only if its Adviser determines that the credit risk with re-spect to the instrumentality does not make its securities unsuitable for investment by the Fund.

Bank Obligations (All Funds). Domestic commercial banks organized under Federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to be in-sured by the Federal Deposit Insurance Corporation (the "FDIC"). Domestic banks organized under state law are supervised and examined by state bank-ing authorities but are members of the Federal Reserve System only if they elect to join. Most state banks are insured by the FDIC (although such in-surance may not be of material benefit to a Fund, depending upon the prin-cipal amount of certificates of deposit ("CDs") of each held by the Fund) and are subject to Federal examination and to a substantial body of Fed-eral law and regulation. As a result of Federal and state laws and regula-tions, domestic branches of domestic banks are, among other things, gener-ally required to maintain specified levels of reserves, and are subject to other supervision and regulation designed to promote financial soundness.

Obligations of foreign branches of U.S. banks, such as CDs and time depos-its ("TDs"), may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obliga-tion and governmental regulation. Obligations of foreign branches of U.S. banks and foreign banks are subject to different risks than are those of U.S. banks or U.S. branches of foreign banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obliga-tions, foreign exchange controls and foreign withholding and other taxes on interest income. Foreign branches of U.S. banks are not necessarily subject to the same or similar regulatory requirements that apply to U.S. banks, such as mandatory reserve requirements, loan limitations and ac-counting, auditing and financial recordkeeping requirements. In addition, less information may be publicly available about a foreign branch of a U.S. bank than about a U.S. bank. CDs issued by wholly owned Canadian sub-sidiaries of U.S. banks are guaranteed as to repayment of principal and interest, but not as to sovereign risk, by the U.S. parent bank.

Obligations of U.S. branches of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation and by Federal and state regulation as well as governmental action in the country in which the foreign bank has its head office. A U.S. branch of a foreign bank with assets in excess of $1 billion may or may not be subject to reserve requirements imposed by the Federal Reserve System or by the state in which the branch is located if the branch is licensed in that state. In addition, branches licensed by the Comptroller of the Currency and branches licensed by certain states ("State Branches") may or may not be required to: (a) pledge to the regu-lator by depositing assets with a designated bank within the state, an amount of its assets equal to 5% of its total liabilities; and (b) main-tain assets within the state in an amount equal to a specified percentage of the aggregate amount of liabilities of the foreign bank payable at or through all of its agencies or branches within the state. The deposits of State Branches may not necessarily be insured by the FDIC. In addition, there may be less publicly available information about a U.S. branch of a foreign bank than about a U.S. bank.

In view of the foregoing factors associated with the purchase of CDs and TDs issued by foreign banks and foreign branches of U.S. banks, a Fund's Adviser will carefully evaluate such investments on a case-by-case basis.

Exchange Reserve Fund may purchase a CD issued by a bank, savings and loan association or other banking institution with less than $1 billion in as-sets (a "Small Issuer CD") so long as the issuer is a member of the FDIC or Office of Thrift Supervision and is insured by the Savings Association Insurance Fund ("SAIF") and so long as the principal amount of the Small Issuer CD is fully insured and is no more than $100,000. Exchange Reserve Fund will at any one time hold only one Small Issuer CD from any one is-suer.

Savings and loan associations whose CDs may be purchased by the Funds are members of the Federal Home Loan Bank and are insured by the SAIF. As a result, such savings and loan associations are subject to regulation and examination.

When-Issued Securities and Delayed-Delivery Transactions (Global Bond, High Income, Premium Total Return, Diversified Strategic Income and Tax-Exempt Income Funds). To secure an advantageous price or yield, these Funds may purchase certain securities on a when-issued basis or purchase or sell securities for delayed delivery. A Fund will enter into such transactions for the purpose of acquiring portfolio securities and not for the purpose of leverage. Delivery of the securities in such cases occurs beyond the normal settlement periods, but no payment or delivery is made by a Fund prior to the reciprocal delivery or payment by the other party to the transaction. In entering into a when-issued or delayed- delivery transaction, a Fund will rely on the other party to consummate the trans-action and may be disadvantaged if the other party fails to do so.

U.S. government securities and Municipal Securities (as defined below) normally are subject to changes in value based upon changes, real or an-ticipated, in the level of interest rates and, although to a lesser extent in the case of U.S. government securities, the public's perception of the creditworthiness of the issuers. In general, U.S. government securities and Municipal Securities tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing these securities on a when-issued or delayed-delivery basis, therefore, can involve the risk that the yields available in the market when the delivery takes place may actually be higher than those obtained in the transaction itself. Simi-larly, the sale of U.S. government securities for delayed delivery can in-volve the risk that the prices available in the market when the delivery is made may actually be higher than those obtained in the transaction it-self.

In the case of the purchase by a Fund of securities on a when-issued or delayed-delivery basis, a segregated account in the name of the Fund con-sisting of cash or liquid debt securities equal to the amount of the when-issued or delayed-delivery commitments will be established at Boston Safe. For the purpose of determining the adequacy of the securities in the ac-counts, the deposited securities will be valued at market or fair value. If the market or fair value of the securities declines, additional cash or securities will be placed in the account daily so that the value of the account will equal the amount of such commitments by the Fund involved. On the settlement date, a Fund will meet its obligations from then-available cash flow, the sale of securities held in the segregated account, the sale of other securities or, although it would not normally expect to do so, from the sale of the securities purchased on a when-issued or delayed-delivery basis (which may have a value greater or less than the Fund's payment obligations).

Lending of Portfolio Securities (Premium Total Return, Utilities, Convert-ible, Global Bond, High Income and Diversified Strategic Income Fund-
s). These Funds have the ability to lend portfolio securities to brokers, dealers and other financial organizations. Such loans, if and when made, may not exceed 20% (33 1/3 % in the case of Diversified Strategic Income
Fund) of a Fund's total assets taken at value. A Fund will not lend port-folio securities to Smith Barney unless it has applied for and received specific authority to do so from the SEC. Loans of portfolio securities will be collateralized by cash, letters of credit or U.S. government secu-rities which are maintained at all times in an amount at least equal to the current market value of the loaned securities. From time to time, a Fund may pay a part of the interest earned from the investment of collat-eral received for securities loaned to the borrower and/or a third party which is unaffiliated with the Fund and is acting as a "finder."

By lending its securities, a Fund can increase its income by continuing to receive interest on the loaned securities as well as by either investing the cash collateral in short-term instruments or obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. A Fund will comply with the following conditions when-ever its portfolio securities are loaned: (a) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower; (b) the borrower must increase such collateral whenever the market value of the securities loaned rises above the level of such collateral; (c) the Fund must be able to terminate the loan at any time; (d) the Fund must re-ceive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in mar-ket value; (e) the Fund may pay only reasonable custodian fees in connec-tion with the loan; and (f) voting rights on the loaned securities may pass to the borrower; provided, however, that if a material event ad-versely affecting the investment in the loaned securities occurs, the Trust's Board of Trustees must terminate the loan and regain the right to vote the securities. The risks in lending portfolio securities, as with other extensions of secured credit, consist of a possible delay in receiv-ing additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will be made to firms deemed by each Fund's Adviser to be of good standing and will not be made unless, in the judgment of the Adviser, the consideration to be earned from such loans would justify the risk.

Options on Securities (Premium Total Return, Convertible, Global Bond, Di-versified Strategic Income and High Income Funds). These Funds may engage in transactions in options on securities, which, depending on the Fund, may include the writing of covered put options and covered call options, the purchase of put and call options and the entry into closing transac-tions.

The principal reason for writing covered call options on securities is to attempt to realize, through the receipt of premiums, a greater return than would be realized on the securities alone. Diversified Strategic Income Fund, however, may engage in option transactions only to hedge against ad-verse price movements in the securities that it holds or may wish to pur-chase and the currencies in which certain portfolio securities may be de-nominated. In return for a premium, the writer of a covered call option forfeits the right to any appreciation in the value of the underlying se-curity above the strike price for the life of the option (or until a clos-ing purchase transaction can be effected). Nevertheless, the call writer retains the risk of a decline in the price of the underlying security. Similarly, the principal reason for writing covered put options is to re-alize income in the form of premiums. The writer of a covered put option accepts the risk of a decline in the price of the underlying security. The size of the premiums that a Fund may receive may be adversely affected as new or existing institutions, including other investment companies, engage in or increase their option-writing activities.

Options written by a Fund normally will have expiration dates between one and nine months from the date written. The exercise price of the options may be below, equal to or above the market values of the underlying secu-rities at the times the options are written. In the case of call options, these exercise prices are referred to as "in-the-money," "at-the-money" and "out-of-the-money," respectively. A Fund with option-writing authority may write (a) in-the-money call options when its Adviser expects that the price of the underlying security will remain flat or decline moderately during the option period, (b) at-the-money call options when its Adviser expects that the price of the underlying security will remain flat or ad-vance moderately during the option period and (c) out-of-the-money call options when its Adviser expects that the price of the underlying security may increase but not above a price equal to the sum of the exercise price plus the premiums received from writing the call option. In any of the preceding situations, if the market price of the underlying security de-clines and the security is sold at this lower price, the amount of any re-alized loss will be offset wholly or in part by the premium received. Out-of-the-money, at-the-money and in-the-money put options (the reverse of call options as to the relation of exercise price to market price) may be utilized in the same market environments that such call options are used in equivalent transactions.

So long as the obligation of a Fund as the writer of an option continues, the Fund may be assigned an exercise notice by the broker-dealer through which the option was sold, requiring the Fund to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying security against payment of the exercise price. This obligation terminates when the option expires or the Fund effects a closing purchase transaction. A Fund can no longer effect a closing purchase transaction with respect to an op-tion once it has been assigned an exercise notice. To secure its obliga-tion to deliver the underlying security when it writes a call option, or to pay for the underlying security when it writes a put option, a Fund will be required to deposit in escrow the underlying security or other as-sets in accordance with the rules of the Options Clearing Corporation (the "Clearing Corporation") or similar foreign clearing corporation and of the securities exchange on which the option is written.

The Global Bond and Diversified Strategic Income Funds may purchase and sell put, call and other types of option securities that are traded on do-mestic or foreign exchanges or the over-the-counter market including, but not limited to, "spread" options, "knock-out" options, "knock-in" options and "average rate" or "look-back" options.

"Spread" options are dependent upon the difference between the price of two securities or futures contracts, "Knock-out" options are cancelled if the price of the underlying asset reaches a trigger level prior to expira-tion, "Knock-in" options only have value if the price of the underlying asset reaches a trigger level and, "average rate" or "look-back" options are options where at expiration, the option's strike price is set based on either the average, maximum or minimum price of the asset over the period of the option.

The Global Bond and Diversified Strategic Income Funds may utilize up to 15% of their assets to purchase options and may do so at or about the same time that they purchase the underlying security or at a later time. In purchasing options on securities, the Funds will trade only with counter-parties of high status in terms of credit quality and commitment to the market.

An option position may be closed out only where there exists a secondary market for an option of the same series on a recognized securities ex-change or in the over-the-counter market. In light of this fact and cur-rent trading conditions, the Funds expect to purchase only call or put op-tions issued by the Clearing Corporation. The Funds with option-writing authority expect to write options only on U.S. securities exchanges, ex-cept that the Global Bond and Diversified Strategic Income Funds also may write options on foreign exchanges and in the over-the-counter market.

A Fund may realize a profit or loss upon entering into a closing transac-tion. In cases in which a Fund has written an option, it will realize a profit if the cost of the closing purchase transaction is less than the premium received upon writing the original option and will incur a loss if the cost of the closing purchase transaction exceeds the premium received upon writing the original option. Similarly, when a Fund has purchased an option and engages in a closing sale transaction, whether the Fund real-izes a profit or loss will depend upon whether the amount received in the closing sale transaction is more or less than the premium that the Fund initially paid for the original option plus the related transaction costs.

Although a Fund generally will purchase or write only those options for which its Adviser believes there is an active secondary market so as to facilitate closing transactions, there is no assurance that sufficient trading interest to create a liquid secondary market on a securities ex-change will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, have at times rendered inadequate certain of the facilities of the Clearing Corporation and U.S. and foreign securities exchanges and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular op-tions. If as a covered call option writer a Fund is unable to effect clos-ing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

Securities exchanges generally have established limitations governing the maximum number of calls and puts of each class which may be held or writ-ten, or exercised within certain time periods, by an investor or group of investors acting in concert (regardless of whether the options are written on the same or different securities exchanges or are held, written or ex-ercised in one or more accounts or through one or more brokers). It is possible that the Funds with authority to engage in options transactions and other clients of their respective Advisers and certain of their affil-iates may be considered to be such a group. A securities exchange may order the liquidation of positions found to be in violation of these lim-its and it may impose certain other sanctions.

In the case of options written by a Fund that are deemed covered by virtue of the Fund's holding convertible or exchangeable preferred stock or debt securities, the time required to convert or exchange and obtain physical delivery of the underlying common stocks with respect to which the Fund has written options may exceed the time within which the Fund must make delivery in accordance with an exercise notice. In these instances, a Fund may purchase or borrow temporarily the underlying securities for purposes of physical delivery. By so doing, the Fund will not bear any market risk because the Fund will have the absolute right to receive from the issuer of the underlying security an equal number of shares to replace the bor-rowed stock, but the Fund may incur additional transaction costs or inter-est expenses in connection with any such purchase or borrowing.

Additional risks exist with respect to certain of the U.S. government se-curities for which a Fund may write covered call options. If a Fund writes covered call options on mortgage-backed securities, the securities that it holds as cover may, because of scheduled amortization or unscheduled pre-payments, cease to be sufficient cover. The Fund will compensate for the decline in the value of the cover by purchasing an appropriate additional amount of those securities.

Stock Index Options (Premium Total Return and Utilities Funds). The Pre-mium Total Return and Utilities Funds may purchase and write put and call options on U.S. stock indexes listed on U.S. exchanges for the purpose of hedging its portfolio. A stock index fluctuates with changes in the market values of the stocks included in the index. Some stock index options are based on a broad market index such as the NYSE Composite Index or a nar-rower market index such as the Standard & Poor's 100. Indexes also are based on an industry or market segment such as the AMEX Oil and Gas Index or the Computer and Business Equipment Index.

Options on stock indexes are similar to options on stock except that (a) the expiration cycles of stock index options are monthly, while those of stock options currently are quarterly, and (b) the delivery requirements are different. Instead of giving the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive a cash "exercise settlement amount" equal to (a) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of exercise, multiplied by (b) a fixed "index multiplier." Receipt of this cash amount will depend upon the closing level of the stock index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash received will be equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multi-ple. The writer of the option is obligated, in return for the premium re-ceived, to make delivery of this amount. The writer may offset its posi-tion in stock index options prior to expiration by entering into a closing transaction on an exchange or it may let the option expire unexercised.

The effectiveness of purchasing or writing stock index options as a hedg-ing technique will depend upon the extent to which price movements in the portion of a securities portfolio being hedged correlate with price move-ments of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Premium Total Return and Utilities Funds will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indexes, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use by a Fund of options on stock indexes will be subject to its Adviser's ability to predict correctly movements in the di-rection of the stock market generally or of a particular industry. This requires different skills and techniques than predicting changes in the prices of individual stocks.

The Premium Total Return and Utilities Funds will engage in stock index options transactions only when determined by their respective Advisers to be consistent with the Funds' efforts to control risk. There can be no as-surance that such judgment will be accurate or that the use of these port-folio strategies will be successful. When a Fund writes an option on a stock index, the Fund will establish a segregated account with Boston Safe in an amount equal to the market value of the option and will maintain the account while the option is open.

Mortgage-Related Securities (Diversified Strategic Income Fund). The av-erage maturity of pass- through pools of mortgage-related securities var-ies with the maturities of the underlying mortgage instruments. In addi-tion, a pool's stated maturity may be shortened by unscheduled payments on the underlying mortgages. Factors affecting mortgage prepayments include the level of interest rates, general economic and social conditions, the location of the mortgaged property and age of the mortgage. Because pre-payment rates of individual pools vary widely, it is not possible to accu-rately predict the average life of a particular pool. Common practice is to assume that prepayments will result in an average life ranging from 2 to 10 years for pools of fixed-rate 30-year mortgages. Pools of mortgages with other maturities or different characteristics will have varying aver-age life assumptions.

Mortgage-related securities may be classified as private, governmental or government-related, depending on the issuer or guarantor. Private mortgage-related securities represent pass-through pools consisting prin-cipally of conventional residential mortgage loans created by non-governmental issuers, such as commercial banks, savings and loan associa-tions and private mortgage insurance companies. Governmental mortgage- re-lated securities are backed by the full faith and credit of the United States. GNMA, the principal guarantor of such securities, is a wholly owned United States government corporation within the Department of Hous-ing and Urban Development. Government-related mortgage-related securities are not backed by the full faith and credit of the United States govern-ment. Issuers of such securities include FNMA and FHLMC. FNMA is a government-sponsored corporation owned entirely by private stockholders, which is subject to general regulation by the Secretary of Housing and Urban Development. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA. FHLMC is a corpo-rate instrumentality of the United States, the stock of which is owned by the Federal Home Loan Banks. Participation certificates representing in-terests in mortgages from FHLMC's national portfolio are guaranteed as to the timely payment of interest and ultimate collection of principal by FHLMC.

Private, U.S. governmental or government-related entities create mortgage loan pools offering pass- through investments in addition to those de-scribed above. The mortgages underlying these securities may be alterna-tive mortgage instruments, that is, mortgage instruments whose principal or interest payments may vary or whose terms to maturity may be shorter than previously customary. As new types of mortgage-related securities are developed and offered to investors, Diversified Strategic Income Fund, consistent with its investment objective and policies, will consider mak-ing investments in such new types of securities.

Currency Transactions (Global Bond, Diversified Strategic Income and High Income Funds). The Funds' dealings in forward currency exchange transac-tions will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of for-ward currency contracts with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its securities. Position hedging, generally, is the sale of forward cur-rency contracts with respect to portfolio security positions denominated or quoted in the currency. A Fund may not position hedge with respect to a particular currency to an extent greater than the aggregate market value at any time of the security or securities held in its portfolio denomi-nated or quoted in or currently convertible (such as through exercise of an option or consummation of a forward currency contract) into that par-ticular currency, except that Global Bond Fund may utilize forward cur-rency contracts denominated in the European Currency Unit to hedge portfo-lio security positions when a security or securities are denominated in currencies of member countries in the European Monetary System. If a Fund enters into a transaction hedging or position hedging transaction, it will cover the transaction through one or more of the following methods: (a) ownership of the underlying currency or an option to purchase such cur-rency; (b) ownership of an option to enter into an offsetting forward cur-rency contract; (c) entering into a forward contract to purchase currency being sold or to sell currency being purchased, provided that such cover-ing contract is itself covered by any one of these methods unless the cov-ering contract closes out the first contract; or (d) depositing into a segregated account with the custodian or a sub-custodian of the Fund cash or readily marketable securities in an amount equal to the value of the Fund's total assets committed to the consummation of the forward currency contract and not otherwise covered. In the case of transaction hedging, any securities placed in the account must be liquid debt securities. In any case, if the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will equal the above amount. Hedging trans-actions may be made from any foreign currency into dollars or into other appropriate currencies.

At or before the maturity of a forward contract, a Fund either may sell a portfolio security and make delivery of the currency, or retain the secu-rity and offset its contractual obligation to deliver the currency by pur-chasing a second contract pursuant to which the relevant Fund will obtain, on the same maturity date, the same amount of the currency which it is ob-ligated to deliver. If a Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or loss to the extent movement has occurred in forward contract prices. Should forward prices decline during the period between a Fund's entering into a forward contract for the sale of a currency and the date that it enters into an offsetting con-tract for the purchase of the currency, the Fund will realize a gain to the extent that the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the cur-rency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

The cost to a Fund of engaging in currency transactions varies with fac-tors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because transactions in currency exchange are usually conducted on a principal basis, no fees or commis-sions are involved. The use of forward currency contracts does not elimi-nate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addi-tion, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency in-crease.

If a devaluation is generally anticipated, the Global Bond, Diversified Strategic Income and High Income Funds may not be able to contract to sell the currency at a price above the devaluation level they anticipate.

Foreign Currency Options (Global Bond, Diversified Strategic Income and High Income Funds) With the exception of High Income Fund which may only purchase put and call options on foreign currencies, these Funds may pur-chase or write put and call options on foreign currencies for the purpose of hedging against changes in future currency exchange rates. Foreign cur-rency options generally have three, six and nine month expiration cycles. Put options convey the right to sell the underlying currency at a price which is anticipated to be higher than the spot price of the currency at the time the option expires. Call options convey the right to buy the un-derlying currency at a price which is expected to be lower than the spot price of the currency at the time that the option expires.

The Fund may use foreign currency options under the same circumstances that it could use forward currency exchange transactions. A decline in the dollar value of a foreign currency in which a Fund's securities are denom-inated, for example, will reduce the dollar value of the securities, even if their value in the foreign currency remains constant. In order to pro-tect against such diminutions in the value of securities that it holds, the Fund may purchase put options on the foreign currency. If the value of the currency does decline, the Fund will have the right to sell the cur-rency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its securities that otherwise would have resulted. Conversely, if a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby poten-tially increasing the cost of the securities, the Fund may purchase call options on the particular currency. The purchase of these options could offset, at least partially, the effects of the adverse movements in ex-change rates. The benefit to the Fund derived from purchases of foreign currency options, like the benefit derived from other types of options, will be reduced by the amount of the premium and related transaction costs. In addition, if currency exchange rates do not move in the direc-tion or to the extent anticipated, the Fund could sustain losses on trans-actions in foreign currency options that would require it to forego a por-tion or all of the benefits of advantageous changes in the rates.

Foreign Government Securities (Diversified Strategic Income and Global

Bond Funds). Among the foreign government securities in which these Funds may invest are those issued by countries with developing economies, which are countries in the initial stages of their industrialization cycles. In-vesting in securities of countries with developing economies involves ex-posure to economic structures that are generally less diverse and less ma-ture, and to political systems that can be expected to have less stabil-ity, than those of developed countries. The markets of countries with developing economies historically have been more volatile than markets of the more mature economies of developed countries, but often have provided higher rates of return to investors.

Municipal Securities (Tax-Exempt Income Fund). Municipal securities gen-erally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of gen-eral operating expenses and extensions of loans to public institutions and facilities ("Municipal Securities"). Private activity bonds that are is-sued by or on behalf of public authorities to finance privately operated facilities are considered to be Municipal Securities if the interest paid thereon qualifies as excluded from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond counsel to the issuer.

Municipal bonds may be issued to finance life care facilities. Life care facilities are an alternative form of long-term housing for the elderly which offer residents the independence of condominium life style and, if needed, the comprehensive care of nursing home services. Bonds to finance these facilities have been issued by various state industrial development authorities. Because the bonds are secured only by the revenues of each facility and not by state or local government tax payments, they are sub-ject to a wide variety of risks, including a drop in occupancy levels, the difficulty of maintaining adequate financial reserves to secure estimated actuarial liabilities, the possibility of regulatory cost restrictions ap-plied to health care delivery and competition from alternative health care or conventional housing facilities.

Municipal leases are Municipal Securities that may take the form of a lease or an installment purchase contract issued by state and local gov-ernmental authorities to obtain funds to acquire a wide variety of equip-ment and facilities such as fire and sanitation vehicles, computer equip-ment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with municipal bonds. These obligations frequently contain "non-appropriation" clauses providing that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the "non-appropriation" risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with mu-nicipal bonds; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of fore-closure might prove to be difficult. In order to limit the risks, Tax-Exempt Income Fund proposes to purchase either (a) municipal leases rated in the four highest categories by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P") or (b) unrated munic-ipal leases purchased principally from domestic banks or other responsible third parties which enter into an agreement with the Fund providing the seller will either remarket or repurchase the municipal lease within a short period after demand by the Fund.

Temporary Investments (Tax-Exempt Income Fund). When the Tax-Exempt In-come Fund is maintaining a defensive position, the Fund may invest in short-term investments ("Temporary Investments") consisting of: (a) the following tax-exempt securities: (i) tax-exempt notes of municipal issuers having, at the time of purchase, a rating of MIG 1 through MIG 4 by Moody's or rated SP-1 or SP-2 by S&P or, if not rated, of issuers having an issue of outstanding Municipal Securities rated within the four highest grades by Moody's or S&P; (ii) tax-exempt commercial paper having, at the time of purchase, a rating not lower than A-2 by S&P or Prime-2 by Moody's; and (iii) variable rate demand notes rated at the time of pur-chase within the two highest ratings by any major rating service or deter-mined to be of comparable quality to instruments with such rating; and (b) the following taxable securities: (i) U.S. government securities, includ-ing repurchase agreements with respect to such securities; (ii) other debt securities rated within the four highest grades by Moody's or S&P; (iii) commercial paper rated in the highest grade by either of these rating ser-vices; and (iv) certificates of deposit of domestic banks with assets of $1 billion or more. Among the tax-exempt notes in which the Fund may in-vest are Tax Anticipation Notes, Bond Anticipation Notes and Revenue An-ticipation Notes which are issued in anticipation of receipt of tax funds, proceeds of bond placements or other revenues, respectively. At no time will more than 20% of the Fund's total assets be invested in Temporary In-vestments unless the Fund has adopted a defensive investment policy in an-ticipation of a market decline. The Fund intends, however, to purchase tax-exempt Temporary Investments pending the investment of the proceeds of the sale of shares of the Fund and of its portfolio securities, or in order to have highly liquid securities available to meet anticipated re-demptions.

Investing in Utilities (Utilities Fund). Each of the risks referred to in Utilities Fund's Prospectus could adversely affect the ability and incli-nation of public utilities to declare or pay dividends and the ability of holders of common stock to realize any value from the assets of the issuer upon liquidation or bankruptcy. Moreover, price disparities within se-lected utility groups and discrepancies in relation to averages and indi-ces have occurred frequently for reasons not directly related to the gen-eral movements or price trends of utility common stocks. Causes of these discrepancies include changes in the overall demand for and supply of var-ious securities (including the potentially depressing effect of new stock offerings), and changes in investment objectives, market expectations or cash requirements of other purchasers and sellers of securities.

Ratings as Investment Criteria (All Funds). In general, the ratings of nationally recognized statistical rating organizations ("NRSROs") repre-sent the opinions of these agencies as to the quality of securities that they rate. Such ratings, however, are relative and subjective, and are not absolute standards of quality and do not evaluate the market value risk of the securities. These ratings will be used by the Funds as initial crite-ria for the selection of portfolio securities, but the Funds also will rely upon the independent advice of their respective Advisers to evaluate potential investments. Among the factors that will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. The Appendix to this Statement of Additional Information contains further information concerning the rating categories of NRSROs and their significance.

Subsequent to its purchase by a Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for pur-chase by the Fund. In addition, it is possible that an NRSRO might not change its rating of a particular issue to reflect subsequent events. None of these events will require sale of such securities by a Fund, but the Fund's Adviser will consider such events in its determination of whether the Fund should continue to hold the securities. In addition, to the ex-tent that the ratings change as a result of changes in such organizations or their rating systems, or due to a corporate reorganization, a Fund will attempt to use comparable ratings as standards for its investments in ac-cordance with its investment objective and policies.

Futures Activities (High Income, Utilities and Tax-Exempt Income Fund-s). These Funds may enter into futures contracts and/or options on fu-tures contracts that are traded on a United States exchange or board of trade. These investments may be made by a Fund solely for the purpose of hedging against the effects of changes in the value of its portfolio secu-rities due to anticipated changes in interest rates, currency values and/or market conditions, and not for purposes of speculation. In the case of Tax-Exempt Income Fund, investments in futures contracts will be made only in unusual circumstances, such as when the Fund's Adviser anticipates an extreme change in interest rates or market conditions. See "Taxes" below.

Futures Contracts. The purpose of the acquisition or sale of a futures contract by a Fund is to mitigate the effects of fluctuations in interest rates or currency or market values, depending on the type of contract, on securities or their values without actually buying or selling the securi-ties. For example, if Tax-Exempt Income Fund owns long-term bonds and tax-exempt rates are expected to increase, the Fund might enter into a short position in municipal bond index futures contracts. Such a sale would have much the same effect as the Fund's selling some of the long-term bonds in its portfolio. If tax-exempt rates increase as anticipated, the value of certain long-term Municipal Securities in the Fund would decline, but the value of the Fund's futures contracts would increase at approximately the same rate, thereby keeping the net asset value of the Fund from declining as much as it otherwise would have. Of course, because the value of port-folio securities will far exceed the value of the futures contracts sold by a Fund, an increase in the value of the futures contracts could only mitigate -- but not totally offset -- the decline in the value of the Fund.

The Global Bond and Diversified Strategic Income Funds may enter into fu-tures contracts or related options on futures contracts that are traded on a domestic or foreign exchange or in the over-the-counter market. These investments may be made solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in in-terest rates, currency values and/or market conditions when the transac-tions are economically appropriate to the reduction of risks inherent in the management of the Fund and not for purposes of speculation. The abil-ity of the Funds to trade in futures contracts may be limited by the re-quirements of the Internal Revenue Code of 1986 as amended (the "Code"), applicable to a regulated investment company.

No consideration is paid or received by a Fund upon entering into a fu-tures contract. Initially, a Fund will be required to deposit with its custodian an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount, known as initial mar-gin, is in the nature of a performance bond or good faith deposit on the contract and is returned to a Fund upon termination of the futures con-tract, assuming that all contactual obligations have been satisfied. Sub-sequent payments, known as variation margin, to and from the broker, will be made daily as the price of the securities, currency or index underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking-to- market." At any time prior to expiration of a futures contract, a Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the contract.

Several risks are associated with the use of futures contracts as a hedg-ing device. Successful use of futures contracts by a Fund is subject to the ability of its Adviser to predict correctly movements in interest rates, stock or bond indices or foreign currency values. These predictions involve skills and techniques that may be different from those involved in the management of the portfolio being hedged. In addition, there can be no assurance that there will be a correlation between movements in the price of the underlying securities, currency or index and movements in the price of the securities which are the subject of the hedge. A decision of whether, when and how to hedge involves the exercise of skill and judg-ment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates or cur-rency values.

Although the Funds with authority to engage in futures activity intend to enter into futures contracts only if there is an active market for such contracts, there is no assurance that an active market will exist for the contracts at any particular time. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, and in the event of adverse price movements, a Fund would be required to make daily cash payments of variation margin, and an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee that the price of the securities being hedged will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract.

If a Fund has hedged against the possibility of a change in interest rates or currency or market values adversely affecting the value of securities held in its portfolio and rates or currency or market values move in a di-rection opposite to that which the Fund has anticipated, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures posi-tions. In addition, in such situations, if the Fund had insufficient cash, it may have to sell securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so. These sales of securi-ties may, but will not necessarily, be at increased prices which reflect the change in interest rates or currency values, as the case may be.

Options on Futures Contracts. An option on an interest rate futures con-tract, as contrasted with the direct investment in such a contract, gives the purchaser the right, in return for the premium paid, to assume a posi-tion in the underlying interest rate futures contract at a specified exer-cise price at any time prior to the expiration date of the option. An op-tion on a foreign currency futures contract, as contrasted with the direct investment in such a contract, gives the purchaser the right, but not the obligation, to assume a long or short position in the relevant underlying future currency at a predetermined exercise price at a time in the future. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin ac-count, which represents the amount by which the market price of the fu-tures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential for loss related to the purchase of an option on futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of a Fund in-vesting in the options.

Several risks are associated with options on futures contracts. The abil-ity to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the purchase of put or call options on interest rate and foreign currency futures will be based upon predictions by a Fund's Adviser as to anticipated trends in interest rates and currency values, as the case may be, which could prove to be in-correct. Even if the expectations of an Adviser are correct, there may be an imperfect correlation between the change in the value of the options and of the portfolio securities or the currencies being hedged.

Foreign Investments. Investors should recognize that investing in foreign companies involves certain considerations which are not typically associ-ated with investing in U.S. issuers. Since the Fund will be investing in securities denominated in currencies other than the U.S. dollar, and since the Fund may temporarily hold funds in bank deposits or other money market investments denominated in foreign currencies, the Fund may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. A change in the value of a foreign currency relative to the U.S. dollar will result in a corresponding change in the dollar value of the Fund's assets denominated in that foreign currency. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gain, if any, to be distributed to shareholders by the Fund.

The rate of exchange between the U.S. dollar and other currencies is de-termined by the forces of supply and demand in the foreign exchange mar-kets. Changes in the exchange rate may result over time from the interac-tion of many factors directly or indirectly affecting economic conditions and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of government surpluses or deficits in the Unites States and the particular foreign country, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the United States and other foreign countries important to international trade and finance. Governmental intervention may also play a significant role. National governments rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments use a variety of techniques, such as intervention by a country's central bank or imposi-tion of regulatory controls or taxes, to affect the exchange rates of their currencies.

Many of the securities held by the Fund will not be registered with, nor the issuers thereof be subject to reporting requirements of, the SEC. Ac-cordingly, there may be less publicly available information about the se-curities and about the foreign company or government issuing them than is available about a domestic company or government entity. Foreign issuers are generally not subject to uniform financial reporting standards, prac-tices and requirements comparable to those applicable to U.S. issuers. In addition, with respect to some foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political or social instability, or do-mestic developments which could affect U.S. investments in those coun-tries. Moreover, individual foreign economies may differ favorably or un-favorably from the U.S. economy in such respects as growth of gross na-tional product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments positions. The Fund may invest in securities of foreign governments (or agencies or instrumentalities thereof), and many, if not all, of the foregoing considerations apply to such investments as well.

Securities of some foreign companies are less liquid and their prices are more volatile than securities of comparable domestic companies. Certain foreign countries are known to experience long delays between the trade and settlement dates of securities purchased or sold. Due to the increased exposure to the Fund of market and foreign exchange fluctuations brought about by such delays, and due to the corresponding negative impact on Fund liquidity, the Fund will avoid investing in countries which are known to experience settlement delays which may expose the Fund to unreasonable risk of loss.

The interest payable on the Fund's foreign securities may be subject to foreign withholding taxes, and while investors may be able to claim some credit or deductions for such taxes with respect to their allocated shares of such foreign tax payments, the general effect of these taxes will be to reduce the Fund's income. Additionally, the operating expenses of the Fund can be expected to be higher than that of an investment company investing exclusively in U.S. securities, since the expenses of the Fund, such as custodial costs, valuation costs and communication costs, as well as the rate of the investment advisory fees, though similar to such expenses of some other international funds, are higher than those costs incurred by other investment companies.

Short Sales (Utilities Fund). Utilities Fund may from time to time sell securities short, but the value of securities sold short will not exceed 5% of the value of the Fund's assets. In addition, the Fund may not (a) sell short the securities of a single issuer to the extent of more than 2% of the value of the Fund's net assets and (b) sell short the securities of any class of an issuer to the extent of more than 2% of the outstanding securities of the class at the time of the transaction. A short sale is a transaction in which the Fund sells securities that it does not own (but has borrowed) in anticipation of a decline in the market price of the se-curities.

When the Fund makes a short sale, the proceeds it receives from the sale are retained by a broker until the Fund replaces the borrowed securities. To deliver the securities to the buyer, the Fund must arrange through a broker to borrow the securities and, in so doing, the Fund becomes obli-gated to replace the securities borrowed at their market price at the time of replacement, whatever that price may be. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced.

The Fund's obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash or U.S. government securities. In addition, the Fund will place in a segregated account with its custodian an amount of cash or U.S. government securities equal to the difference, if any, between (a) the market value of the securities sold at the time they were sold short and (b) any cash or U.S. government securities deposited as collateral with the broker in connection with the short sale (not including the pro-ceeds of the short sale). Until it replaces the borrowed securities, the Fund will maintain the segregated account daily at a level so that the amount deposited in the account plus the amount deposited with the broker (not including the proceeds from the short sale) (a) will equal the cur-rent market value of the securities sold short and (b) will not be less than the market value of the securities at the time they were sold short.

Short Sales Against the Box (Premium Total Return, Convertible and Utili-ties Funds). These Funds may enter into a short sale of common stock such that when the short position is open the Fund involved owns an equal amount of preferred stocks or debt securities, convertible or exchange-able, without payment of further consideration, into an equal number of shares of the common stock sold short. This kind of short sale, which is described as "against the box," will be entered into by a Fund for the purpose of receiving a portion of the interest earned by the executing broker from the proceeds of the sale. The proceeds of the sale will be held by the broker until the settlement date when the Fund delivers the convertible securities to close out its short position. Although prior to delivery a Fund will have to pay an amount equal to any dividends paid on the common stock sold short, the Fund will receive the dividends from the preferred stock or interest from the debt securities convertible into the stock sold short, plus a portion of the interest earned from the proceeds of the short sale. The Funds will deposit, in a segregated account with their custodian, convertible preferred stock or convertible debt securi-ties in connection with short sales against the box.

INVESTMENT RESTRICTIONS

The investment restrictions numbered 1 through 14 below (other than re-striction number 10 as applied to Utilities Fund) have been adopted by the Trust with respect to the Funds as fundamental policies. Under the 1940 Act, a fundamental policy may not be changed without the vote of a major-ity of the outstanding voting securities of a Fund, as defined in the 1940 Act. Majority is defined in the 1940 Act as the lesser of (a) 67% or more of the shares present at a shareholder meeting, if the holders of more than 50% of the outstanding shares of the Trust are present or represented by proxy, or (b) more than 50% of the outstanding shares. Investment re-strictions 15 through 20, and number 10 as applied to Utilities Fund, may be changed by vote of a majority of the Board of Trustees at any time.

The investment policies adopted by the Trust prohibit a Fund from:

1. Purchasing the securities of any issuer (other than U.S. government securities) if as a result more than 5% of the value of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Fund's total assets may be invested without re-gard to this 5% limitation.

2. Purchasing (a) more than 10% of the voting securities of any one is-suer, (b) more than 10% of the securities of any class of any one issuer or (c) more than 10% of the outstanding debt securities of any one issuer, except that limitation (c) does not apply to the Exchange Reserve and Di-versified Strategic Income Funds and limitations (b) and (c) do not apply to the Utilities Fund; provided that this limitation shall not apply to investment in U.S. government securities.

3. Purchasing securities on margin, except that the Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts or re-lated options will not be deemed to be a purchase of securities on margin by any Fund permitted to engage in transactions in futures contracts or related options.

4. Making short sales of securities or maintaining a short position ex-cept that (a) the Premium Total Return, Utilities and Convertible Funds may engage in such activities if, at all times when a short position is open, the relevant Fund owns an equal amount of the securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issuer as, and at least equal in amount to, the se-curities sold short, and if, with respect to the Premium Total Return and Convertible Funds, not more than 10% of the relevant Fund's net assets (taken at current value) is held as collateral for such sales at any one time and (b) Utilities Fund may make short sales or maintain a short posi-tion to the extent of 5% of its net assets.

5. Borrowing money, except that (a) the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests that might otherwise require the untimely disposition of securities, in an amount not exceeding 10% (20% for Utilities Fund) of the value of the Fund's total assets (including the amount borrowed) val-ued at market less liabilities (not including the amount borrowed) at the time the borrowing is made, (b) Diversified Strategic Income Fund may enter into reverse repurchase agreements and forward roll transactions and
(c) one or more Funds may enter into futures contracts. Except for Diver-sified Strategic Income Fund, whenever borrowings described in (a) exceed 5% of the value of a Fund's total assets, the Fund will not make any addi-tional investments. Immediately after any borrowing (including reverse re-purchase agreements and forward roll transactions), Diversified Strategic Income Fund will maintain an asset coverage of at least 300% with respect to all its borrowings.

6. Pledging, hypothecating, mortgaging or otherwise encumbering more than 10% of the value of the Fund's total assets. For purposes of this restric-tion, (a) the deposit of assets in escrow in connection with the writing of covered put or call options and the purchase of securities on a when-issued or delayed-delivery basis and (b) collateral arrangements with re-spect to (i) the purchase and sale of stock options, options on foreign currencies and options on stock indexes and (ii) initial or variation mar-gin for futures contracts, will not be deemed to be pledges of a Fund's assets.

7. Underwriting the securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

8. Purchasing or selling real estate or interests in real estate, except that the Fund may purchase and sell securities that are secured by real estate and may purchase securities issued by companies that invest or deal in real estate.

9. Investing in commodities, except that (a) the Global Bond, High In-come, Diversified Strategic Income, Utilities and Tax-Exempt Income Funds may invest in futures contracts and options on futures contracts as de-scribed in their Prospectuses and (b) upon 60 days' notice given to its shareholders, the Premium Total Return and Convertible Funds may engage in hedging transactions involving futures contracts and related options, in-cluding stock index futures contracts and financial futures contracts.

10. Investing in oil, gas or other mineral exploration or development programs, except that the Premium Total Return, Convertible, Diversified Strategic Income, Global Bond, Utilities and High Income Funds may invest in the securities of companies that invest in or sponsor those programs.

11. Making loans to others, except through the purchase of qualified debt obligations, the entry into repurchase agreements and, with respect to Funds other than the Exchange Reserve Fund, loans of portfolio securities consistent with the Fund's investment objective.

12. Investing in securities of other investment companies registered or required to be registered under the 1940 Act, except as they may be ac-quired as part of a merger, consolidation, reorganization, acquisition of assets or an offer of exchange.

13. Purchasing any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry, except that Exchange Reserve Fund and Utilities Fund will invest in excess of 25% of their respective assets in the securities of companies within the banking industry and utility industry, respec-tively; provided that there shall be no limit on the purchase of (a) U.S. government securities or (b) for Funds other than the Exchange Reserve and Utilities Funds, Municipal Securities issued by governments or political subdivisions of governments.

14. Writing or selling puts, calls, straddles, spreads or combinations thereof, except, with respect to Funds other than Exchange Reserve Fund, as permitted under the Fund's investment objective and policies.

15. Purchasing restricted securities, illiquid securities (such as repur-chase agreements with maturities in excess of seven days and, in the case of Exchange Reserve Fund, time deposits maturing from two business days through seven calendar days) or other securities that are not readily mar-ketable if more than 10% or, in the case of the High Income, Global Bond and Diversified Strategic Income Funds, 15% of the total assets of the Fund would be invested in such securities.

16. Purchasing any security if as a result the Fund would then have more than 5% of its total assets invested in securities of companies (including predecessors) that have been in continuous operation for fewer than three years; provided that in the case of private activity bonds purchased for Tax-Exempt Income Fund, this restriction shall apply to the entity supply-ing the revenues from which the issue is to be paid.

17. Making investments for the purpose of exercising control or manage-ment.

18. Purchasing or retaining securities of any company if, to the knowl-edge of the Trust, any of the Trust's officers or Trustees or any officer or director of an Adviser individually owns more than 1/2 of 1% of the outstanding securities of such company and together they own beneficially more than 5% of the securities.

19. Investing in warrants (except as permitted under a Fund's investment objective and policies or other than warrants acquired by the Fund as part of a unit or attached to securities at the time of purchase) if, as a re-sult, the investments (valued at the lower of cost or market) would exceed 5% of the value of the Fund's net assets of which not more than 2% of the Fund's net assets may be invested in warrants not listed on a recognized United States or foreign stock exchange to the extent permitted by appli-cable state securities laws.

20. With respect to Utilities Fund only, purchasing in excess of 5% of the voting securities of a public utility or public utility holding com-pany, so as to become a public utility holding company as defined in the Public Utility Holding Company Act of 1935, as amended.

The Trust has adopted two additional investment restrictions applicable to Exchange Reserve Fund, the first of which is a fundamental policy, which prohibit Exchange Reserve Fund from:

1. Investing in common stocks, preferred stocks, warrants, other equity securities, corporate bonds or debentures, state bonds, municipal bonds or industrial revenue bonds.

2. Investing more than 10% of its assets in variable rate master demand notes providing for settlement upon more than seven days' notice by the Fund.

For purposes of the investment restrictions described above, the issuer of a Municipal Security is deemed to be the entity (public or private) ulti-mately responsible for the payment of the principal of and interest on the security. For purposes of investment restriction number 13, private activ-ity bonds (other than those issued for charitable, educational and certain other purposes), the payment of principal and interest on which is the ul-timate responsibility of companies within the same industry, are grouped together as an industry. The Trust may make commitments more restrictive than the restrictions listed above with respect to a Fund so as to permit the sale of shares of the Fund in certain states. Should the Trust deter-mine that any such commitment is no longer in the best interests of the Fund and its shareholders, the Trust will revoke the commitment by termi-nating the sale of shares of the Fund in the state involved. The percent-age limitations contained in the restrictions listed above apply at the time of purchases of securities.

PORTFOLIO TURNOVER

The Funds do not intend to seek profits through short-term trading. Never-theless, the Funds will not consider portfolio turnover rate a limiting factor in making investment decisions.

Under certain market conditions, a Fund authorized to engage in transac-tions in options may experience increased portfolio turnover as a result of its investment strategies. For instance, the exercise of a substantial number of options written by a Fund (due to appreciation of the underlying security in the case of call options on securities or depreciation of the underlying security in the case of put options on securities) could result in a turnover rate in excess of 100%. A portfolio turnover rate of 100% also would occur, for example, if all of a Fund's securities that are in-cluded in the computation of turnover were replaced once during a period of one year. A Fund's turnover rate is calculated by dividing the lesser of purchases or sales of its portfolio securities for the year by the monthly average value of the portfolio securities. Securities or options with remaining maturities of one year or less on the date of acquisition are excluded from the calculation.

Certain other practices which may be employed by a Fund also could result in high portfolio turnover. For example, portfolio securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another of comparable qual-ity purchased at approximately the same time to take advantage of what a Fund's Adviser believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for, or supply of, various types of securities.

For the fiscal years ended July 31, 1993 and 1994, the portfolio turnover rates were as follows:

 FUND                                               1993          1994
Premium Total Return Fund                             55%           34%
Tax-Exempt Income Fund                                34%           39%
Convertible Fund                                      95%           54%
High Income Fund                                      95%           98%
Global Bond Fund                                     216%          257%
Diversified Strategic Income Fund                    116%           93%
Utilities Fund                                        37%           28%

For regulatory purposes the turnover rate of Exchange Reserve Fund is zero.

PORTFOLIO TRANSACTIONS

Most of the purchases and sales of securities for a Fund, whether trans-acted on a securities exchange or over-the-counter, will be effected in the primary trading market for the securities, except for Eurobonds which are principally traded over-the-counter. The primary trading market for a given security is generally located in the country in which the issuer has its principal office. Decisions to buy and sell securities for a Fund are made by its Adviser, which also is responsible for placing these transac-tions, subject to the overall review of the Trust's Trustees. With respect to Diversified Strategic Income Fund, decisions to buy and sell domestic securities for the Fund are made by SBMFM, which is also responsible for placing these transactions; the responsibility to make investment deci-sions with respect to foreign securities and to place these transactions rests with Global Capital Management. Although investment decisions for each Fund are made independently from those of the other accounts managed by its Adviser, investments of the type that the Fund may make also may be made by those other accounts. When a Fund and one or more other accounts managed by its Adviser are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the Adviser to be equitable to each. In some cases, this procedure may adversely affect the price paid or re-ceived by a Fund or the size of the position obtained or disposed of by the Fund.

Transactions on domestic stock exchanges and some foreign stock exchanges involve the payment of negotiated brokerage commissions. On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers. Commissions generally are fixed on most foreign ex-changes. There is generally no stated commission in the case of securities traded in U.S. or foreign over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's mark-up or mark-down. U.S. government securities generally are purchased from underwriters or dealers, although certain newly issued U.S. government securities may be purchased directly from the United States Treasury or from the issuing agency or instrumen-tality. The following table sets forth certain information regarding each Fund's payment of brokerage commissions:

                                            PREMIUM                                             DIVERSIFIED
                                             TOTAL                      HIGH                     STRATEGIC
                                 FISCAL      RETURN     CONVERTIBLE    INCOME     UTILITIES       INCOME
                                  YEAR        FUND          FUND        FUND         FUND          FUND
Total Brokerage Commissions       1992    $  762,101      $51,993     $11,296    $   562,710        --
                                  1992*        --             --          --      $   774,306        --
                                  1993    $1,933,587      $75,836     $17,225    $1,810,481      $ 19,446
                                  1994    $1,767,577      $60,818     $96,670    $2,006,028      $106,421

Commissions paid to               1992    $  283,190      $ 2,700     $ 22,419   $    28,848        --
Shearson Lehman Brothers          1992*       --             --          --      $    51,828        --
or Smith Barney                   1993    $  355,027         --          --      $   97,740         --
                                  1994    $  280,686         --          --      $  174,858         --

% of Total Brokerage              1994         15.88%        --          --             8.70%       --
Commissions paid to
Smith Barney

% of Total Transactions           1994         14.92%        --          --             8.10%       --
involving Commissions paid
to Smith Barney

* Periods disclosed for Utilities Fund are for fiscal year ended February 29, 1992 and the period from March 1, 1992 through July 31, 1992.

In selecting brokers or dealers to execute securities transactions on be-half of a Fund, the Fund's Adviser seeks the best overall terms available. In assessing the best overall terms available for any transaction, each Adviser will consider the factors that it deems relevant, including the breadth of the market in the security, the price of the security, the fi-nancial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, each Advisory Agreement between the Trust and an Adviser authorizes the Adviser, in selecting brokers or deal-ers to execute a particular transaction and in evaluating the best overall terms available, to consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to the Trust, the other Funds and/or other accounts over which the Adviser or its affiliates exercise investment discretion. The fees under the Advisory Agreements and the Sub-Advisory and/or Administration

Agreements are not reduced by reason of their receiving such brokerage and research services. Further, Smith Barney will not participate in commis-sions brokerage given by the Fund to other brokers or dealers and will not receive any reciprocal brokerage business resulting therefrom. The Trust's Board of Trustees periodically will review the commissions paid by the Funds to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Trust.

To the extent consistent with applicable provisions of the 1940 Act and the rules and exemptions adopted by the SEC thereunder, the Trust's Board of Trustees has determined that transactions for a Fund may be executed through Smith Barney and other affiliated broker-dealers if, in the judg-ment of the Fund's Adviser, the use of such broker-dealer is likely to re-sult in price and execution at least as favorable as those of other quali-fied broker-dealers, and if, in the transaction, such broker-dealer charges the Fund a rate consistent with that charged to comparable unaf-filiated customers in similar transactions. In addition, under rules re-cently adopted by the SEC, Smith Barney may directly execute such transac-tions for the Funds on the floor of any national securities exchange, pro-vided (a) the Trust's Board of Trustees has expressly authorized Smith Barney to effect such transactions, and (b) Smith Barney annually advises the Trust of the aggregate compensation it earned on such transactions. Over-the-counter purchases and sales are transacted directly with princi-pal market makers except in those cases in which better prices and execu-tions may be obtained elsewhere.

The Funds will not purchase any security, including U.S. government secu-rities or Municipal Securities, during the existence of any underwriting or selling group relating thereto of which Smith Barney is a member, ex-cept to the extent permitted by the SEC.

The Funds may use Smith Barney as a commodities broker in connection with entering into futures contracts and options on futures contracts. Smith Barney has agreed to charge the Funds commodity commissions at rates com-parable to those charged by Smith Barney to its most favored clients for comparable trades in comparable accounts.

                            PURCHASE OF SHARES

VOLUME DISCOUNTS

The schedule of sales charges on Class A shares described in the Prospec-tuses applies to purchases made by any "purchaser," which is defined to include the following: (a) an individual; (b) an individual's spouse and his or her children purchasing shares for his or her own account; (c) a trustee or other fiduciary purchasing shares for a single trust estate or single fiduciary account; (d) a pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code and qualified em-ployee benefit plans of employers who are "affiliated persons" of each other within the meaning of the 1940 Act; (e) tax-exempt organizations enumerated in Section 501(c)(3) or (13) of the Code; (f) any other orga-nized group of persons, provided that the organization has been in exist-ence for at least six months and was organized for a purpose other than the purchase of investment company securities at a discount; or (g) a trustee or other professional fiduciary (including a bank, or an invest-ment adviser registered with the SEC under the Investment Advisers Act of
1940) purchasing shares of the Fund for one or more trust estates or fidu-ciary accounts. Purchasers who wish to combine purchase orders to take ad-vantage of volume discounts on Class A shares should contact a Smith Bar-ney Financial Consultant.

COMBINED RIGHT OF ACCUMULATION

Reduced sales charges, in accordance with the schedules in the Prospec-tuses, apply to any purchase of Class A shares if the aggregate investment in Class A shares of the relevant Fund and in Class A shares of other funds of the Smith Barney Mutual Funds that are offered with a sales charge, including the purchase being made, of any "purchaser" (as defined above) is $25,000 or more. The reduced sales charge is subject to confir-mation of the shareholder's holdings through a check of appropriate records. The Trust reserves the right to terminate or amend the combined right of accumulation at any time after written notice to shareholders.

For further information regarding the rights of accumulation, shareholders should contact a Smith Barney Financial Consultant.

DETERMINATION OF PUBLIC OFFERING PRICES

The Trust offers shares of the Funds to the public on a continuous basis. The public offering price for a Class A, Class Y and Class Z share of the Fund is equal to the net asset value per share at the time of purchase, plus for Class A shares an initial sales charge based on the aggregate amount of the investment. The public offering price for a Class B and Class C share (and Class A share purchases, including applicable rights of accumulation, equaling or exceeding $500,000), is equal to the net asset value per share at the time of purchase and no sales charge is imposed at the time of purchase. A contingent deferred sales charge ("CDSC"), how-ever, is imposed on certain redemptions of Class B and Class C shares and of Class A shares when purchased in amounts exceeding $500,000. The method of computation of the public offering price is shown in the Funds' finan-cial statements incorporated by reference in their entirety into this Statement of Additional Information.

                           REDEMPTION OF SHARES

Detailed information on how to redeem shares of a Fund is included in its Prospectus. The right of redemption of shares of a Fund may be suspended or the date of payment postponed (a) for any periods during which the New York Stock Exchange, Inc. (the "NYSE") is closed (other than for customary weekend and holiday closings), (b) when trading in the markets the Fund normally utilizes is restricted, or an emergency exists, as determined by the SEC, so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable or (c) for such other periods as the SEC by order may permit for the protection of the Fund's shareholders.

Distributions in Kind. If the Board of Trustees of the Trust determines that it would be detrimental to the best interests of the remaining share-holders to make a redemption payment wholly in cash, the Trust may pay, in accordance with SEC rules, any portion of a redemption in excess of the lesser of $250,000 or 1% of the Fund's net assets by distribution in kind of portfolio securities in lieu of cash. Securities issued as a distribu-tion in kind may incur brokerage commissions when shareholders subse-quently sell those securities.

Automatic Cash Withdrawal Plan. An automatic cash withdrawal plan (the "Withdrawal Plan") is available to shareholders who own shares of a Fund with a value of at least $10,000 ($5,000 for retirement plan accounts) and who wish to receive specific amounts of cash monthly or quarterly. With-drawals of at least $100 may be made under the Withdrawal Plan by redeem-ing as many shares of the Fund as may be necessary to cover the stipulated withdrawal payment. Any applicable CDSC will not be waived on amounts withdrawn by shareholders that exceed 1.00% per month of the value of a shareholder's shares at the time the Withdrawal Plan commences. (With re-spect to Withdrawal Plans in effect prior to November 7, 1994, any appli-cable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of a shareholder's shares at the time the With-drawal Plan commences). To the extent that withdrawals exceed dividends, distributions and appreciation of a shareholder's investment in the Fund, there will be a reduction in the value of the shareholder's investment and continued withdrawal payments may reduce the shareholder's investment and ultimately exhaust it. Withdrawal payments should not be considered as in-come from investment in a Fund. Furthermore, as it generally would not be advantageous to a shareholder to make additional investments in a Fund at the same time he or she is participating in the Withdrawal Plan with re-spect to that Fund, purchases by such shareholders of additional shares in the Fund in amounts less than $5,000 will not ordinarily be permitted.

Shareholders who wish to participate in the Withdrawal Plan and who hold their shares in certificate form must deposit their share certificates of the Fund from which withdrawals will be made with TSSG, as agent for With-drawal Plan members. All dividends and distributions on shares in the Withdrawal Plan are reinvested automatically at net asset value in addi-tional shares of the Fund involved. Effective November 7, 1994, Withdrawal Plans should be set up with a Smith Barney Financial Consultant. All ap-plications for participation in the Withdrawal Plan must be received by TSSG as Plan Agent no later than the eighth day of each month to be eligi-ble for participation beginning with that month's withdrawal. For addi-tional information regarding the Withdrawal Plan, contact your Smith Bar-ney Financial Consultant.

                                DISTRIBUTOR

Smith Barney serves as the Trust's distributor on a best efforts basis pursuant to a distribution agreement (the "Distribution Agreement").

When payment is made by the investor before the settlement date, unless otherwise directed by the investor, the funds will be held as a free credit balance in the investor's brokerage account, and Smith Barney may benefit from the temporary use of the funds. The investor may designate another use for the funds prior to settlement date, such as an investment in a money market fund (other than Smith Barney Exchange Reserve Fund) of the Smith Barney Mutual Funds. If the investor instructs Smith Barney to invest the funds in a Smith Barney money market fund, the amount of the investment will be included as part of the average daily net assets of both the relevant Fund and the Smith Barney money market fund, and affili-ates of Smith Barney that serve the funds in an investment advisory or ad-ministrative capacity will benefit from the fact they are receiving fees from both such investment companies for managing these assets computed on the basis of their average daily net assets. The Trust's Board of Trustees has been advised of the benefits to Smith Barney resulting from these set-tlement procedures and will take such benefits into consideration when re-viewing the Advisory, Administration and Distribution Agreements for con-tinuance.

DISTRIBUTION ARRANGEMENTS

Shares of the Trust are distributed on a best efforts basis by Smith Bar-ney as exclusive sales agent of the Trust pursuant to the Distribution Agreement. To compensate Smith Barney for the services it provides and for the expense it bears under the Distribution Agreement, the Trust has adopted a services and distribution plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, each Fund pays Smith Barney a service fee, accrued daily and paid monthly, calculated at the annual rate of .25% (.15% in the case of Tax-Exempt Income Fund) of the value of the Fund's average daily net assets attributable to the Class A, Class B and Class C shares. In addition, the Fund pays Smith Barney a distribution fee with respect to the Class B and Class C shares primarily intended to com-pensate Smith Barney for its initial expense of paying Financial Consult-ants a commission upon sales of those shares. The Class B and Class C dis-tribution fees, accrued daily and paid monthly, are calculated at the an-nual rate of .50% of the value of a Fund's average daily net assets attributable to the shares of the respective Class.

During the fiscal years ended July 31, 1992 and 1993, Shearson Lehman Brothers, the Funds' distributor prior to Smith Barney, received $35,428,596 and $48,427,224, respectively, in the aggregate from the Trust under the Plan. For the fiscal year ended July 31, 1994, Smith Barney re-ceived $61,280,961, in the aggregate from the Trust under the Plan. For the same period, Smith Barney incurred distribution expenses totaling ap-proximately $105,372,000, consisting of approximately $732,000 for adver-tising, $814,000 for printing and mailing of Prospectuses, $44,025,000 for support services, $45,777,000 to Smith Barney Financial Consultants, and $14,024,000 in accruals for interest on the excess of Smith Barney ex-penses incurred in distributing the Trust's shares over the sum of the distribution fees and CDSC received by Smith Barney from the Trust.

The following expenses were incurred during the periods indicated:

SALES CHARGES (paid to Smith Barney or Shearson Lehman Brothers, its pre-decessor).

                                                          CLASS A
                                              FOR PERIOD


                                             FROM 11/6/92           FISCAL YEAR
NAME OF FUND                               THROUGH 7/31/93         ENDED 7/31/94
Premium Total Return                             $399,065              $546,635
Tax-Exempt Income                                 103,757               176,786
Convertible                                        13,105                14,561
High Income                                       324,552               507,890
Global Bond                                        12,570                13,847
Diversified Strategic Income                      629,705               818,088
Utilities                                         572,895               364,556

CDSC (paid to Smith Barney or Shearson Lehman Brothers, its predecessor).

                                                       CLASS B
                                     FISCAL YEAR     FISCAL YEAR     FISCAL YEAR
NAME OF FUND                        ENDED 7/31/92   ENDED 7/31/93   ENDED 7/31/94
Premium Total Return                    $330,726        $492,148      $2,133,023
Tax-Exempt Income                        883,630         713,191       1,570,424
Convertible                              126,725         107,519          87,160
High Income                              560,013         562,214         743,718
Global Bond                               79,361          48,463         109,733
Diversified Strategic Income           2,485,544       4,531,241       5,301,256
Utilities                              2,001,692       2,489,562       8,429,876

SERVICE FEES

                                                          CLASS A
                                             FOR PERIOD
                                            FROM 11/6/92            FISCAL YEAR
NAME OF FUND                              THROUGH 7/31/93          ENDED 7/31/94
Premium Total Return                             $32,902               $138,713
Tax-Exempt Income                                  5,963                 26,737
Convertible                                        1,212                  5,556
High Income                                      401,688                593,011
Global Bond                                        2,302                 10,579
Diversified Strategic Income                      38,096                169,673
Utilities                                         46,507                125,227

                                                          CLASS B
                                            FISCAL YEAR             FISCAL YEAR
NAME OF FUND                               ENDED 7/31/93           ENDED 7/31/94
Premium Total Return                         $1,760,462              $3,725,474
Tax-Exempt Income                             1,125,371               1,683,930
Convertible                                     124,907                 207,197
High Income                                     673,903               1,238,239
Global Bond                                     108,768                 183,065
Diversified Strategic Income                  2,303,022               6,054,604
Utilities                                     4,480,226               5,877,824

                                                         CLASS C
                                             (FORMERLY DESIGNATED AS CLASS D)
                                             FOR PERIOD
                                            FROM 11/6/92            FISCAL YEAR
NAME OF FUND                              THROUGH 7/31/93          ENDED 7/31/94
Premium Total Return                                $137                 $2,600
Tax-Exempt Income                                    --                     --
Convertible                                          --                     --



High Income                                           --                     --
Global Bond                                           12                     48
Diversified Strategic Income                           4                    980
Utilities                                            112                  2,828

DISTRIBUTION FEES

                                                       CLASS B
                                     FISCAL YEAR     FISCAL YEAR     FISCAL YEAR
NAME OF FUND                        ENDED 7/31/92   ENDED 7/31/93   ENDED 7/31/94
Premium Total Return                  $3,786,350      $4,691,152      $7,450,948
Tax-Exempt Income                      5,408,124       5,554,513       5,613,101
Convertible                              457,731         365,443         414,394
High Income                            1,970,780       1,998,175       2,476,479
Global Bond                              376,910         330,220         365,230
Diversified Strategic Income           7,171,314      10,875,236      12,109,208
Utilities                              4,556,871      12,484,195      11,755,647

                                                         CLASS C
                                             (FORMERLY DESIGNATED AS CLASS D)
                                             FOR PERIOD
                                            FROM 11/6/92            FISCAL YEAR
NAME OF FUND                              THROUGH 7/31/93          ENDED 7/31/94
Premium Total Return                                $274                 $5,199
Tax-Exempt Income                                     --                     --
Convertible                                           --                     --
High Income                                           --                     --
Global Bond                                           24                     96
Diversified Strategic Income                           8                  1,960
Utilities                                            225                  5,656

Under its terms, the Plan continues from year to year, provided such con-tinuance is approved annually by vote of the Trust's Board of Trustees, including a majority of the Independent Trustees who have no direct or in-direct financial interest in the operation of the Plan. The Plan may not be amended to increase the amount to be spent for the services provided by Smith Barney without shareholder approval, and all amendments of the Plan also must be approved by the Trustees in the manner described above. The Plan may be terminated with respect to a Class at any time, without pen-alty, by vote of a majority of the Independent Trustees or, with respect to any Fund, by vote of a majority of the outstanding voting securities of the Class (as defined in the 1940 Act). Pursuant to the Plan, Smith Barney will provide the Trust's Board of Trustees with periodic reports of amounts expended under the Plan and the purpose for which such expendi-tures were made.

                            VALUATION OF SHARES

Each Class' net asset value per share is calculated on each day, Monday through Friday, except days on which the NYSE is closed. The NYSE cur-rently is scheduled to be closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas, and on the preceding Friday or subsequent Monday when one of these holidays falls on a Saturday or Sunday, respectively. Because of the differences in distribution fees and Class-specific expenses, the per share net asset value of each Class may differ. The following is a de-scription of procedures used by a Fund in valuing its assets.

Because of the need to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of the net asset value of Funds investing in foreign securities may not take place contemporaneously with the determination of the prices of many of their respective portfolio securities used in such calculation. A security which is listed or traded on more than one exchange is valued at the quotation on the exchange de-termined to be the primary market for such security. All assets and lia-bilities initially expressed in foreign currency values will be converted into U.S. dollar values at the mean between the bid and offered quotations of such currencies against U.S. dollars as last quoted by any recognized dealer. If such quotations are not available, the rate of exchange will be determined in good faith by the Trust's Board of Trustees. In carrying out the Board's valuation policies, SBMFM, as administrator, may consult with an independent pricing service (the "Pricing Service") retained by the Trust.

Debt securities of United States issuers (other than U.S. government secu-rities and short-term investments), including Municipal Securities held by Tax-Exempt Income Fund, are valued by SBMFM, as administrator, after con-sultation with the Pricing Service approved by the Trust's Board of Trust-ees. When, in the judgment of the Pricing Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Pricing Service, there are no readily obtainable market quotations are carried at fair value as determined by the Pricing Service. The procedures of the Pricing Service are reviewed periodically by the officers of the Trust under the general supervision and responsibility of the Board of Trustees.

                            EXCHANGE PRIVILEGE

Except as noted below, shareholders of any fund of the Smith Barney Mutual Funds may exchange all or part of their shares for shares of the same Class of other funds of the Smith Barney Mutual Funds, to the extent such shares are offered for sale in the shareholder's state of residence, on the basis of relative net asset value per share at the time of exchange as follows:

A. Class A shares of any fund purchased with a sales charge may be ex-changed for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied. Class A shares of any fund may be exchanged without a sales charge for shares of the funds that are offered without a sales charge. Class A shares of any fund purchased without a sales charge may be exchanged for shares sold with a sales charge, and the appropriate sales charge differential will be applied.

B. Class A shares of any fund acquired by a previous exchange of shares purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be ap-plied.

C. Class B shares of any fund may be exchanged without a sales charge. Class B shares of a Fund exchanged for Class B shares of another fund will be subject to the higher applicable CDSC of the two funds and, for pur-poses of calculating CDSC rates and conversion periods, will be deemed to have been held since the date the shares being exchanged were deemed to be purchased.

Dealers other than Smith Barney must notify TSSG of the investor's prior ownership of Class A shares of Smith Barney High Income Fund and the ac-count number in order to accomplish an exchange of shares of Smith Barney High Income Fund under paragraph B above.

The exchange privilege enables shareholders to acquire shares of the same Class in a fund with different investment objectives when they believe that a shift between funds is an appropriate investment decision. This privilege is available to shareholders residing in any state in which the fund shares being acquired may legally be sold. Prior to any exchange, the shareholder should obtain and review a copy of the current prospectus of each fund into which an exchange is being considered. Prospectuses may be obtained from a Smith Barney Financial Consultant.

Upon receipt of proper instructions and all necessary supporting docu-ments, shares submitted for exchange are redeemed at the then-current net asset value and, subject to any applicable CDSC, the proceeds are immedi-ately invested, at a price as described above, in shares of the fund being acquired. Smith Barney reserves the right to reject any exchange request. The exchange privilege may be modified or terminated at any time after written notice to shareholders.

                             PERFORMANCE DATA

From time to time, the Trust may quote yield or total return of the Funds in advertisements or in reports and other communications to shareholders. The Fund may include comparative performance information in advertising or marketing the Fund's shares. Such performance information may include the following industry and financial publications: Barron's, Business Week, CDA Investment Technologies, Inc., Changing Times, Forbes, Fortune, Insti-tutional Investor, Investors Daily, Money, Morningstar Mutual Fund Values, The New York Times, USA Today and The Wall Street Journal. To the extent any advertisement or sales literature of the Trust describes the expenses or performance of Class A, Class B, Class C or Class Y, it will also dis-close such information for the other Classes.

YIELD

Exchange Reserve Fund. The current yield for the Fund is computed by (a) determining the net change in the value of a hypothetical pre-existing ac-count in the Fund having a balance of one share at the beginning of a seven-calendar-day period for which yield is to be quoted, (b) dividing the net change by the value of the account at the beginning of period to obtain the base period return and (c) annualizing the results (i.e., mul-tiplying the base period return by 365/7). The net change in the value of the account reflects the value of additional shares purchased with divi-dends declared on the original share and any such additional shares, but does not include realized gains and losses or unrealized appreciation and depreciation. In addition, the Fund may calculate a compound effective an-nualized yield by adding 1 to the base period return (calculated as de-scribed above), raising the sum to a power equal to 365/7 and subtracting 1.

For the seven-day period ended July 31, 1994, the annualized yield was 3.09%, and the compound effective yield was 3.13%. As of July 31, 1994, the Fund's average portfolio maturity was 32 days.

Other Funds. The 30-day yield figure of a Fund other than Exchange Re-serve Fund is calculated according to a formula prescribed by the SEC. The formula can be expressed as follows:

                        YIELD =2 [ ( a-bcd   +1)6--1]

Where:   a =dividends and interest earned during the period.

         b =expenses accrued for the period (net of waiver and reimburse-ment).

         c =the average daily number of shares outstanding during the pe-riod that were entitled to receive dividends.

         d =the maximum offering price per share on the last day of the period.

For the purpose of determining the interest earned (variable "a" in the formula) on debt obligations that were purchased by a Fund at a discount or premium, the formula generally calls for amortization of the discount or premium; the amortization schedule will be adjusted monthly to reflect changes in the market values of the debt obligations.

The Class A yields for the 30-day period ended July 31, 1994 for the High Income, Diversified Strategic Income, Global Bond and Utilities Funds were 9.70%, 8.02%, 4.73% and 6.26%, respectively.

The Class B yields for the 30-day period ended July 31, 1994 for the High Income, Diversified Strategic Income, Global Bond and Utilities Funds were 9.66%, 7.91%, 4.53% and 6.13%, respectively.

The Class C yields for the 30-day period ended July 31, 1994 for the High Income, Diversified Strategic Income, Global Bond and Utilities Funds were

11.32%, 7.85%, 4.63% and 6.21%, respectively.

The Class A and Class B yield for Tax-Exempt Income Fund for the 30-day period ended July 31, 1994, was 5.32% and 5.07%, respectively, and the equivalent taxable yield for that period was 7.39%, and 7.04%, respec-tively, assuming payment of Federal income taxes at a rate of 28%.

Investors should recognize that, in periods of declining interest rates, a Fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the Fund's yield will tend to be somewhat lower. In addition, when interest rates are falling, the inflow of net new money to the Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of such Fund's investments, thereby reducing the current yield of the Fund. In periods of rising interest rates, the opposite can be ex-pected to occur.

AVERAGE ANNUAL TOTAL RETURN

The "average annual total return" figures for each Fund, other than Ex-change Reserve Fund, are computed according to a formula prescribed by the SEC. The formula can be expressed as follows:

                              P (1+T)n = ERV

Where:  P    =a hypothetical initial payment of $1,000.

        T    =average annual total return.

        n    =number of years.

        ERV =Ending Redeemable Value of a hypothetical $1,000 investment made at the beginning of the 1-, 5- or 10-year period at the end of the 1-, 5- or 10-year period (or fractional por-tion thereof), assuming reinvestment of all dividends and distributions.

The average annual total returns (with fees waived and without sales charge) of the Fund's Class A shares were as follows for the periods indi-cated:

Class A Shares:

                                                                PER ANNUM FOR
                                                               THE PERIOD FROM
                                           ONE YEAR            COMMENCEMENT OF
                                         PERIOD ENDED        OPERATIONS* THROUGH
NAME OF FUND                               7/31/94                 7/31/94
Premium Total Return                        8.65%                   11.01%
Tax-Exempt Income                           1.14                     6.48
Convertible                                 1.99                     8.37
High Income                                 2.11                    10.97
Global Bond                                (0.67)                    3.97
Diversified Strategic Income                1.16                     5.97
Utilities                                  (8.99)                    3.69

* The Fund commenced selling Class A shares on November 6, 1992.

The average annual total returns (with fees waived and without CDSC) of the Fund's Class B shares were as follows for the periods indicated:

Class B Shares:

                                                    PER ANNUM        PER ANNUM FOR
                                                     FOR THE        THE PERIOD FROM


                                      ONE YEAR      FIVE YEAR       COMMENCEMENT OF
                                    PERIOD ENDED   PERIOD ENDED   OPERATIONS THROUGH
NAME OF FUND                          7/31/94        7/31/94            7/31/94
Premium Total Return(1)                  8.12%         11.42%         12.49%
Tax-Exempt Income(1)(6)                  0.60           6.86           8.76
Convertible(2)                           1.50           6.82           7.76
High Income(2)(6)                        1.60           8.20           8.49
Global Bond(3)(6)                       (1.19)          7.47           8.39
Diversified Strategic
  Income(4)(6)                           0.66            --            8.92
Utilities(5)                            (9.52)          7.63           9.36

(1) Fund commenced operations on September 16, 1985.
(2) Fund commenced operations on September 2, 1986.
(3) Fund commenced operations on October 27, 1986.
(4) Fund commenced operations on December 28, 1989.
(5) Fund commenced operations on March 28, 1988.
(6) Prior to November 6, 1992 the maximum CDSC imposed on redemptions was 5.00%.

The average annual total returns (with fees waived) of the Fund's Class C shares were as follows for the periods indicated:

Class C Shares:

                                                                PER ANNUM FOR
                                                               THE PERIOD FROM
                                           ONE YEAR            COMMENCEMENT OF
                                         PERIOD ENDED         OPERATIONS THROUGH
NAME OF FUND                                7/31/94                7/31/94
Premium Total Return*                           8.12%                      9.33%
Tax-Exempt Income                                 --                        --
Convertible                                       --                        --
High Income                                       --                        --
Global Bond*                                   (1.19)                      3.29
Diversified Strategic Income**                  0.66                       2.98
Utilities***                                   (9.52)                     (1.49)

  * The Fund commenced selling Class C shares (previously designated as Class D shares) on November 6, 1992.
 ** The Fund commenced selling Class C shares (previously designated as
    Class D shares) on March 19, 1993.
*** The Fund commenced selling Class C shares (previously designated as
    Class D shares) on February 4, 1993.

A Class' total return figures calculated in accordance with the above for-mula assume that the maximum sales charge or maximum applicable CDSC, as the case may be, has been deducted for the hypothetical $1,000 initial in-vestment at the time of purchase.

AGGREGATE TOTAL RETURN

The aggregate total return figures for each Fund, other than Exchange Re-serve Fund, represent the cumulative change in the value of an investment in the Class for the specified period and are computed by the following formula:

                                   ERV-P P

Where:   P   =a hypothetical initial payment of $10,000.

         ERV =Ending Redeemable Value of a hypothetical $10,000 invest-ment made at the beginning of the 1-, 5- or 10-year period at the end of the 1-, 5- or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distributions.

The aggregate total returns (with fees waived) of the Class B shares of the Funds indicated were as follows for the periods indicated:


                                            NO LOAD                                    LOAD
                             ONE YEAR   FIVE YEAR     PERIOD FROM     ONE YEAR   FIVE YEAR     PERIOD FROM
                              PERIOD      PERIOD      COMMENCEMENT     PERIOD     PERIOD      COMMENCEMENT
                               ENDED      ENDED      OF OPERATIONS     ENDED       ENDED      OF OPERATIONS
                             JULY 31,    JULY 31,       THROUGH       JULY 31,   JULY 31,        THROUGH
NAME OF FUND                   1994*      1994*      JULY 31, 1994*    1994**     1994**     JULY 31, 1994**
Premium Total Return(1)       8.12%      71.75%           184.18%      3.12%      70.75%           184.18%
Tax-Exempt Income(1)(6)       0.60       39.36            110.72      (3.66)      38.36            110.72
Convertible(2)                1.50       39.07             80.61      (3.35)      38.07             80.61
High Income(2)(6)             1.60       48.28             90.58      (2.59)      47.45             90.58
Global Bond(3)(6)            (1.19)      43.34             86.85      (5.32)      42.43             86.85
Diversified Strategic
  Income(4)(6)                0.66        --               48.02      (3.49)      --                47.05
Utilities(5)                 (9.52)      44.46             76.38     (13.68)      43.47             76.38

 * Figures do not include the effect of the maximum sales charge or maxi-mum applicable CDSC. If they had been included, it would have the ef-fect of lowering the returns shown.
** Figures include the effect of the maximum sales charge or maximum ap-plicable CDSC.
(1) Fund commenced operations on September 16, 1985.
(2) Fund commenced operations on September 2, 1986.
(3) Fund commenced operations on October 27, 1986.
(4) Fund commenced operations on December 28, 1989.
(5) Fund commenced operations on March 28, 1988.
(6) Prior to November 6, 1992 the maximum CDSC imposed on redemptions was 5%.

The aggregate total returns (with fees waived) of the Class A and Class C shares of the Funds indicated were as follows for the periods indicated:

                                NO LOAD            LOAD              NO LOAD             LOAD
                                                                   PERIOD FROM        PERIOD FROM
                                ONE YEAR          ONE YEAR       NOVEMBER 6, 1992   NOVEMBER 6, 1992
                              PERIOD ENDED      PERIOD ENDED         THROUGH            THROUGH
NAME OF FUND                 JULY 31, 1994*   JULY 31, 1994**     JULY 31, 1994*    JULY 31, 1994**
Premium Total Return
 Class A                           8.65%             3.22%              19.85%             13.86%
 Class C                           8.12              7.12               10.94              10.94

Tax-Exempt Income
 Class A                           1.14             (2.91)              11.49               7.03
 Class C                            --                --                 --                 --

Convertible
 Class A                           1.99             (3.11)              14.87               9.13
 Class C                            --                --                 --                 --

High Income
 Class A                           2.11             (2.48)              19.77              14.38
 Class C                            --                --                 --                 --

Global Bond
 Class A                          (0.67)            (5.14)               6.98%              2.17%
 Class C                          (1.19)            (2.10)               4.93               4.93

Diversified Strategic Income


 Class A                           1.16             (3.39)              10.57               5.60
 Class C+                          0.66             (0.27)               4.09               4.09

Utilities
 Class A                           8.99            (13.54)               6.48               1.16
 Class C++                        (9.52)           (10.35)              (2.21)             (2.21)

  * Figures do not include the effect of the maximum sales charge or maxi-mum applicable CDSC.
 ** Figures include the effect of the maximum sales charge or maximum ap-
    plicable CDSC.
  + The Fund commenced selling Class C shares (previously designated as
    Class D shares) on March 19, 1993.
 ++ The Fund commenced selling Class C shares (previously designated as
    Class D shares) on February 4, 1993.

It is important to note that the yield and total return figures set forth above are based on historical earnings and are not intended to indicate future performance.

A Class' performance will vary from time to time depending upon market conditions, the composition of the relevant Fund's portfolio and operating expenses and the expenses exclusively attributable to that Class. Conse-quently, any given performance quotation should not be considered repre-sentative of the Class' performance for any specified period in the fu-ture. Because performance will vary, it may not provide a basis for com-paring an investment in the Class with certain bank deposits or other investments that pay a fixed yield for a stated period of time. Investors comparing a Class' performance with that of other mutual funds should give consideration to the quality and maturity of the respective investment company's portfolio securities.

                                   TAXES

The following is a summary of certain Federal income tax considerations that may affect the Trust and its shareholders. This summary is not in-tended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an invest-ment in any Fund of the Trust.

TAX STATUS OF THE FUNDS

Each Fund will be treated as a separate taxable entity for Federal income tax purposes.

Each Fund has qualified and the Trust intends that each Fund continue to qualify separately each year as a "regulated investment company" under the Code. A qualified Fund will not be liable for Federal income taxes to the extent its taxable net investment income and net realized capital gains are distributed to its shareholders, provided that each Fund distributes at least 90% of its net investment income. One of the several requirements for qualification is that a Fund receive at least 90% of its gross income each year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of equity or debt secu-rities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to the Fund's investment in such stock, securities, or currencies. The Trust does not expect any Fund to have difficulty meeting this test.

To qualify as a regulated investment company, a Fund also must earn less than 30% of its gross income from the disposition of securities held for less than three months. The 30% test will limit the extent to which a Fund may sell securities held for less than three months; effect short sales of securities held for less than three months; write options which expire in less than three months; and effect closing transactions with respect to call or put options that have been written or purchased within the preced-ing three months. (If a Fund purchases a put option for the purpose of hedging an underlying portfolio security, the acquisition of the option is treated as a short sale of the underlying security unless the option and the security are acquired on the same date.) Finally, as discussed below, thi s requirement also may limit investments by certain Funds in options on stock indexes, options on nonconvertible debt securities, futures con-tracts and options on futures contracts, and foreign currencies (or op-tions, futures or forward contracts on foreign currencies) but only to the extent that such foreign currencies are not directly related to the Trust's principal business of investing in securities.

TAXATION OF INVESTMENT BY THE FUNDS

Gains or losses on sales of securities by a Fund generally will be long-term capital gains or losses if the Fund has held the securities for more than one year. Gains or losses on sales of securities held for not more than one year generally will be short-term. If a Fund acquires a debt se-curity at a substantial discount, a portion of any gain upon sale or re-demption will be taxed as ordinary income, rather than capital gain, to the extent that it reflects accrued market discount.

Options and Futures Transactions. The tax consequences of options trans-actions entered into by a Fund will vary depending on the nature of the underlying security, whether the option is written or purchased, and whether the "straddle" rules, discussed separately below, apply to the transaction. When a Fund writes a call or put option on an equity or con-vertible debt security, it will receive a premium that will, subject to the straddle rules, be treated as follows for tax purposes. If the option expires unexercised, or if the Fund enters into a closing purchase trans-action, the Fund will realize a gain (or loss if the cost of the closing purchase transaction exceeds the amount of the premium) without regard to any unrealized gain or loss on the underlying security. Any such gain or loss will be a short-term capital gain or loss, except that any loss on a "qualified" covered call stock option that is not treated as a part of a straddle may be treated as long-term capital loss. If a call option writ-ten by a Fund is exercised, the Fund will recognize a capital gain or loss from the sale of the underlying security, and will treat the premium as additional sales proceeds. Whether the gain or loss will be long-term or short-term will depend on the holding period of the underlying security. If a put option written by a Fund is exercised, the amount of the premium will reduce the tax basis of the security that the Fund then purchases.

If a put or call option that a Fund has purchased on an equity or convert-ible debt security expires unexercised, the Fund will realize capital loss equal to the cost of the option. If the Fund enters into a closing sale transaction with respect to the option, it will realize a capital gain or loss (depending on whether the proceeds from the closing transaction are greater or less than the cost of the option). The gain or loss will be short-term or long-term, depending on the Fund's holding period in the op-tion. If the Fund exercises such a put option, it will realize a short-term capital gain or loss (long-term if the Fund holds the underlying se-curity for more than one year before it purchases the put) from the sale of the underlying security measured by the sales proceeds decreased by the premium paid. If the Fund exercises such a call option, the premium paid for the option will be added to the tax basis of the security purchased.

One or more Funds may invest in section 1256 contracts, and the Code im-poses a special "mark-to-market" system for taxing these contracts. These contracts generally include options on nonconvertible debt securities (in-cluding United States government securities), options on stock indexes, futures contracts, options on futures contracts and certain foreign cur-rency contracts. Options on foreign currency, futures contracts on foreign currency and options on foreign currency futures will qualify as "section 1256" contracts if the options or futures are traded on or subject to the rules of a qualified board or exchange. Generally, most of the foreign currency options and foreign currency futures and related options in which certain Funds may invest will qualify as section 1256 contracts. In gen-eral, gain or loss on section 1256 contracts will be taken into account for tax purposes when actually realized (by a closing transaction, by ex-ercise, by taking delivery or by other termination). In addition, any sec-tion 1256 contracts held at the end of a taxable year will be treated as sold at their year-end fair market value (that is, marked to the market), and the resulting gain or loss will be recognized for tax purposes. Pro-vided that section 1256 contracts are held as capital assets and are not part of a straddle, both the realized and the unrealized year-end gain or loss from these investment positions (including premiums on options that expire unexercised) will be treated as 60% long-term and 40% short-term capital gain or loss, regardless of the period of time particular posi-tions actually are held by a Fund.

A portion of the mark-to-market gain on instruments held for less than three months at the close of a Fund's taxable year may represent a gain on securities held for less than three months for purposes of the 30% test discussed above. Accordingly, a Fund may have to restrict its fourth-quarter transactions in section 1256 contracts.

Straddles. While the mark-to-market system is limited to section 1256 contracts, the Code contains other rules applicable to transactions which create positions which offset positions in section 1256 or other invest-ment contracts. Those rules, applicable to "straddle" transactions, are intended to eliminate any special tax advantages for such transactions. "Straddles" are defined to include "offsetting positions" in actively-traded personal property. Under current law, it is not clear under what circumstances one investment made by a Fund, such as an option or futures contract, would be treated as "offsetting" another investment also held by the Fund, such as the underlying security (or vice versa) and, therefore, whether the Fund would be treated as having entered into a straddle. In general, investment positions may be "offsetting" if there is a substan-tial diminution in the risk of loss from holding one position by reason of holding one or more other positions (although certain "qualified" covered call stock options written by a Fund may be treated as not creating a straddle). Also, the forward currency contracts entered into by a Fund may result in the creation of "straddles" for Federal income tax purposes.

If two (or more) positions constitute a straddle, a realized loss from one position (including a mark-to-market loss) must be deferred to the extent of unrecognized gain in an offsetting position. Also, the holding period rules described above may be modified to recharacterize long-term gain as short-term gain, or to recharacterize short-term loss as long-term loss, in connection with certain straddle transactions. Furthermore, interest and other carrying charges allocable to personal property that is part of a straddle must be capitalized. In addition, "wash sale" rules apply to straddle transactions to prevent the recognition of loss from the sale of a position at a loss where a new offsetting position is or has been ac-quired within a prescribed period. To the extent that the straddle rules apply to positions established by a Fund, losses realized by the Fund may be either deferred or recharacterized as long-term losses, and long-term gains realized by the Fund may be converted to short-term gains.

If a Fund chooses to identify particular offsetting positions as being components of a straddle, a realized loss will be recognized, but only upon the liquidation of all of the components of the identified straddle. Special rules apply to the treatment of "mixed" straddles (that is, strad-dles consisting of a section 1256 contract and an offsetting position that is not a section 1256 contract). If a Fund makes certain elections, the section 1256 contract components of such straddles will not be subject to the "60%/40%" mark-to-market rules. If any such election is made, the amount, the nature (as long-or short-term) and the timing of the recogni-tion of the Fund's gains or losses from the affected straddle positions will be determined under rules that will vary according to the type of election made.

Section 988. Foreign currency gain or loss from transactions in (a) bank forward contracts not traded in the interbank market and (b) futures con-tracts traded on a foreign exchange may be treated as ordinary income or loss under Code section 988. A Fund may elect to have section 988 apply to section 1256 contracts. Pursuant to that election, foreign currency gain or loss from these transactions would be treated entirely as ordinary in-come or loss when realized. A Fund will make the election necessary to gain such treatment if the election is otherwise in the best interests of the Fund.

TAXATION OF THE TRUST'S SHAREHOLDERS

Dividends paid by a Fund from investment income and distributions of short-term capital gains will be taxable to shareholders as ordinary in-come for Federal income tax purposes, whether received in cash or rein-vested in additional shares. Distributions of long-term capital gains will be taxable to shareholders as long-term capital gain, whether paid in cash or reinvested in additional shares, and regardless of the length of time that the shareholder has held his or her shares of the Fund.

Dividends of investment income (but not capital gains) from any Fund gen-erally will qualify for the Federal dividends-received deduction for do-mestic corporate shareholders to the extent that such dividends do not ex-ceed the aggregate amount of dividends received by the Fund from domestic corporations. If securities held by a Fund are considered to be "debt-financed" (generally, acquired with borrowed funds), are held by the Fund for less than 46 days (91 days in the case of certain preferred stock), or are subject to certain forms of hedges or short sales, the portion of the dividends paid by the Fund which corresponds to the dividends paid with respect to such securities will not be eligible for the corporate dividends-received deduction.

If a shareholder (a) incurs a sales charge in acquiring or redeeming Fund shares and (b) disposes of those shares and acquires within 90 days after the original acquisition, or (c) acquires within 90 days of the redemp-tion, shares in a mutual fund for which the otherwise applicable sales charge is reduced by reason of a reinvestment right (i.e., exchange privi-lege), the original sales charge increases the shareholder's tax basis in the original shares only to the extent the otherwise applicable sales charge for the second acquisition is not reduced. The portion of the orig-inal sales charge that does not increase the shareholder's tax basis in the original shares would be treated as incurred with respect to the sec-ond acquisition and, as a general rule, would increase the shareholder's tax basis in the newly acquired shares. Furthermore, the same rule also applies to a disposition of the newly acquired or redeemed shares made within 90 days of the second acquisition. This provision prevents a share-holder from immediately deducting the sales charge by shifting his or her investment in a family of mutual funds.

Capital Gains Distribution. As a general rule, a shareholder who redeems or exchanges his or her shares will recognize long-term capital gain or loss if the shares have been held for more than one year, and will recog-nize short-term capital gain or loss if the shares have been held for one year or less. However, if a shareholder receives a distribution taxable as long-term capital gain with respect to shares of a Fund and redeems or ex-changes the shares before he or she has held them for more than six months, any loss on such redemption or exchange that is less than or equal to the amount of the distribution will be treated as a long-term capital loss.

Backup Withholding. If a shareholder fails to furnish a correct taxpayer identification number, fails to fully report dividend or interest income, or fails to certify that he or she has provided a correct taxpayer identi-fication number and that he or she is not subject to such withholding, then the shareholder may be subject to a 31% "backup withholding tax" with respect to (a) any taxable dividends and distributions and (b) any pro-ceeds of any redemption of Trust shares. An individual's taxpayer identi-fication number is his or her social security number. The backup withhold-ing tax is not an additional tax and may be credited against a sharehold-er's regular Federal income tax liability.

Tax-Exempt Income Fund Because Tax-Exempt Income Fund will distribute exempt-interest dividends, interest on indebtedness incurred by sharehold-ers, directly or indirectly, to purchase or carry shares of the Fund will not be deductible for Federal income tax purposes. If a shareholder re-deems or exchanges shares of the Fund with respect to which he receives an exempt-interest dividend before holding the shares for more than six months, no loss will be allowed on the redemption or exchange to the ex-tent of the dividend received. Also, that portion of any dividend from the Fund which represents income from private activity bonds other than those issued for charitable, educational and certain other purposes held by the Fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by such bonds or a per-son "related" to a substantial user. Investors should consult their own tax advisors to see whether they may be substantial users or related per-sons with respect to a facility financed by bonds in which the Fund may invest. Moreover, investors receiving social security or certain other re-tirement benefits should be aware that tax-exempt interest received from the Fund may under certain circumstances cause up to one-half of such re-tirement benefits to be subject to tax. If the Fund receives taxable in-vestment income, it will designate as taxable the same percentage of each dividend as the actual taxable income bears to the total investment income earned during the period for which the dividend is paid. The percentage of each dividend designated as taxable, if any, may, therefore, vary. Divi-dends derived from interest from Municipal Securities which are exempt from Federal tax also may be exempt from personal income taxes in the state where the issuer is located, but in most cases will not be exempt under the tax laws of other states or local authorities. Annual statements will set forth the amount of interest from Municipal Securities earned by the Fund in each state or possession in which issuers of portfolio securi-ties are located.

                          ADDITIONAL INFORMATION

The Trust was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts pursuant to a Master Trust Agreement dated March 12, 1985, as amended from time to time, and on November 5, 1992 the Trust filed an Amended and Restated Master Trust Agreement (the "Trust Agreement"). The Trust commenced business as an investment company on September 16, 1985, under the name Shearson Lehman Special Portfolios. On February 21, 1986, December 6, 1988, August 27, 1990, November 5, 1992, July 30, 1993 and October 14, 1994, the Trust changed its name to Shearson Lehman Special Income Portfolios, SLH Income Portfolios, Shearson Lehman Brothers Income Portfolios, Shearson Lehman Brothers Income Funds, Smith Barney Shearson Income Funds and Smith Barney Income Funds, respectively.

Boston Safe, an indirect, wholly owned subsidiary of Mellon, is located at One Boston Place, Boston, Massachusetts 02108, and serves as the custodian of the Trust. Under its custodian agreement with the Trust, Boston Safe is authorized to establish separate accounts for foreign securities owned by the Trust to be held with foreign branches of other U.S. banks as well as with certain foreign banks and securities depositaries. For its custody services to the Trust, Boston Safe receives monthly fees based upon the month-end aggregate net asset value of the Trust, plus certain charges for securities transactions including out-of-pocket expenses, and costs of any foreign and domestic sub-custodians. The assets of the Trust are held under bank custodianship in compliance with the 1940 Act.

TSSG is located at Exchange Place, Boston, Massachusetts 02109, and serves as the Trust's transfer agent. Under the transfer agency agreement, TSSG maintains the shareholder account records for the Trust, handles certain communications between shareholders and the Trust and distributes divi-dends and distributions payable by each Fund. For these services TSSG re-ceives from each Fund a monthly fee computed on the basis of the number of shareholder accounts maintained during the year for each Fund and is reim-bursed for certain out-of-pocket expenses.

                           FINANCIAL STATEMENTS

The Funds' Annual Reports for the fiscal year ended July 31, 1994, accom-pany this Statement of Additional Information and are incorporated herein by reference in their entirety.

                                  APPENDIX

Description of Ratings

DESCRIPTION OF S&P CORPORATE BOND RATINGS

                                    AAA

Bonds rated AAA have the highest rating assigned by S&P to a debt obliga-tion. Capacity to pay interest and repay principal is extremely strong.

                                    AA

Bonds rated AA have a very strong capacity to pay interest and repay prin-cipal and differ from the highest rated issues only in small degree.

                                     A

Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

                                    BBB

Bonds rated BBB are regarded as having an adequate capacity to pay inter-est and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

                               BB, B AND CCC

Bonds rated BB and B are regarded, on balance, as predominantly specula-tive with respect to capacity to pay interest and repay principal in ac-cordance with the terms of the obligation. BB represents a lower degree of speculation than B and CCC, the highest degrees of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

DESCRIPTION OF MOODY'S CORPORATE BOND RATINGS

                                    Aaa

Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective ele-ments are likely to change, such changes as can be visualized are most un-likely to impair the fundamentally strong position of such issues.

                                    Aa

Bonds which are rated Aa are judged to be of high quality by all stan-dards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because mar-gins of protection may not be as large as in Aaa securities, or fluctua-tion of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                     A

Bonds which are rated A possess favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the fu-ture.

                                    Baa

Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest pay-ments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                    Ba

Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of in-terest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

                                     B

Bonds which are rated B generally lack characteristics of desirable in-vestments. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                                    Caa

Bonds that are rated Caa are of poor standing. These issues may be in de-fault or present elements of danger may exist with respect to principal or interest.

Moody's applies the numerical modifier 1, 2 and 3 to each generic rating classification from Aa through B. The modifier 1 indicates that the secu-rity ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DESCRIPTION OF S&P MUNICIPAL BOND RATINGS

                                    AAA

Prime -- These are obligations of the highest quality. They have the strongest capacity for timely payment of debt service.

General Obligation Bonds -- In a period of economic stress, the issuers will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Qual-ity of management appears superior.

Revenue Bonds -- Debt service coverage has been, and is expected to re-main, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate cov-enant, earnings test for issuance of additional bonds, debt service re-serve requirements) are rigorous. There is evidence of superior manage-ment.

                                    AA

High Grade -- The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

                                     A

Good Grade -- Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse affects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the third strongest capacity for payment of debt service. Regarding municipal bonds, the ratings differ from the two higher ratings because:

General Obligation Bonds -- There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expen-ditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

Revenue Bonds -- Debt service coverage is good, but not exceptional. Sta-bility of the pledged revenues could show some variations because of in-creased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                    BBB

Medium Grade -- Of the investment grade ratings, this is the lowest. Bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection pa-rameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

General Obligation Bonds -- Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between A and BBB ratings is that the latter shows more than one fundamental weakness, or one very substantial funda-mental weakness, whereas the former shows only one deficiency among the factors considered.

Revenue Bonds -- Debt coverage is only fair. Stability of the pledged rev-enues could show substantial variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

                             BB, B, CCC AND CC

Bonds rated BB, B, CCC and CC are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB includes the lowest de-gree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                                     C

The rating C is reserved for income bonds on which no interest is being paid.

                                     D

Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating cat-egories, except in the AAA-Prime Grade category.

DESCRIPTION OF S&P MUNICIPAL NOTE RATINGS

Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues de-termined to possess overwhelming safety characteristics are given the des-ignation of SP-1+. Notes rated SP-2 have satisfactory capacity to pay principal and interest.

DESCRIPTION OF MOODY'S MUNICIPAL BOND RATINGS

                                    Aaa

Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an excep-tionally stable margin and principal is secure. While the various protec-tive elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                    Aa

Bonds which are rated Aa are judged to be of high quality by all stan-dards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because mar-gins of protection may not be as large as in Aaa securities, or fluctua-tion of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                     A

Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving se-curity to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                   Baa

Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest pay-ments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                    Ba

Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of in-terest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterize bonds in this class.

                                     B

Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                                    Caa

Bonds which are rated Caa are of poor standing. Such issues may be in de-fault or there may be present elements of danger with respect to principal or interest.

                                    Ca

Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked short-comings.

                                     C

Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the secu-rity ranks in the higher end of its generic ratings category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic ratings category.

DESCRIPTION OF MOODY'S MUNICIPAL NOTE RATINGS

Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable rate demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short- and long-term credit risk. Loans bearing the designation MIG 1/VMIG 1 are the best quality, en-joying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for re-financing, or both. Loans bearing the designation MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG 3 are of favor-able quality, with all security elements accounted for but lacking the un-deniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established. Loans bearing the designation MIG 4/VMIG 4 are of adequate quality. Protection commonly re-garded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

DESCRIPTION OF COMMERCIAL PAPER RATINGS

The rating A-1+ is the highest, and A-1 the second highest, commercial paper rating assigned by S&P. Paper rated A-1+ must have either the direct credit support of an issuer or guarantor that possesses excellent long-term operating and financial strength combined with strong liquidity char-acteristics (typically, such issuers or guarantors would display credit quality characteristics which would warrant a senior bond rating of A- or higher) or the direct credit support of an issuer or guarantor that pos-sesses above average long-term fundamental operating and financing capa-bilities combined with ongoing excellent liquidity characteristics. Paper rated A-1 must have the following characteristics: liquidity ratios are adequate to meet cash requirements; long-term senior debt is rated A or better; the issuer has access to at least two additional channels of bor-rowing; basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; typically, the issuer's industry is well established and the issuer has a strong position within the industry; and the reliability and quality of management are unquestioned.

The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (a) evaluation of the management of the issuer; (b) eco-nomic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (c) evaluation of the issuer's products in relation to competition and cus-tomer acceptance; (d) liquidity; (e) amount and quality of long-term debt;
(f) trend of earnings over a period of ten years; (g) financial strength of parent company and the relationships which exist with the issue; and
(h) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

Short-term obligations, including commercial paper, rated A-1+ by IBCA Limited or its affiliate IBCA Inc. are obligations supported by the high-est capacity for timely repayment. Obligations rated A-1 have a very strong capacity for timely repayment. Obligations rated A-2 have a strong capacity for timely repayment, although such capacity may be susceptible to adverse changes in business, economic and financial conditions.

Thomson BankWatch employs the rating "TBW-1" as its highest category, which indicates that the degree of safety regarding timely repayment of principal and interest is very strong. "TBW-2" is its second highest rat-ing category. While the degree of safety regarding timely repayment of principal and interest is strong, the relative degree of safety is not as high as for issues rated "TBW-1."

Fitch Investors Services, Inc. employs the rating F-1+ to indicate issues regarded as having the strongest degree of assurance of timely payment. The rating F-1 reflects an assurance of timely payment only slightly less in degree than issues rated F-1+, while the rating F-2 indicated a satis-factory degree of assurance of timely payment although the margin of safety is not as great as indicated by the F-1+ and F-1 categories.

Duff & Phelps Inc. employs the designation of Duff 1 with respect to top grade commercial paper and bank money instruments. Duff 1+ indicated the highest certainty of timely payment: short-term liquidity is clearly out-standing and safety is just below risk-free U.S. Treasury short-term obli-gations. Duff 1- indicates high certainty of timely payment. Duff 2 indi-cates good certainty of timely payment: liquidity factors and company fun-damentals are sound.

Various NRSROs utilize rankings within ratings categories indicated by a + or -. The Funds, in accordance with industry practice, recognize such rat-ings within categories as gradations, viewing for example S&P's rating of A-1+ and A-1 as being in S&P's highest rating category.


SMITH BARNEY
INCOME FUNDS
388 Greenwich Street
New York, New York 10013

Smith Barney
INCOME FUNDS

PREMIUM TOTAL RETURN FUND

CONVERTIBLE FUND

GLOBAL BOND FUND

HIGH INCOME FUND

DIVERSIFIED STRATEGIC
INCOME FUND

TAX-EXEMPT INCOME FUND

UTILITIES FUND

EXCHANGE RESERVE FUND

STATEMENT OF
ADDITIONAL INFORMATION
NOVEMBER 7, 1994

                                 ANNUAL REPORT
                                      OF
                          SMITH BARNEY UTILITIES FUND
                    FOR THE FISCAL YEAR ENDED JULY 31, 1995

--------------------------------------------------------------------------------
                                 ANNUAL REPORT
--------------------------------------------------------------------------------

1995
1995
1995
1995
1995
                                Smith Barney
                                Utilities Fund
                                ------------------------------------------------
                                July 31, 1995






[LOGO OF SMITH BARNEY MUTUAL FUNDS APPEARS HERE]
     Investing for your future
     Everyday.

---------------------------
Smith Barney Utilities Fund
---------------------------

DEAR SHAREHOLDER:

We are pleased to present the annual report for the Smith Barney Utilities Fund for the year ended July 31, 1995.

During the past fiscal year, the financial markets provided both fixed-income and equity investors with substantial total returns. The catalyst for these positive returns was the pre-emptive actions of the Federal Reserve Board to orchestrate an economic slowdown while controlling inflation. At the same time, domestic corporations recorded better-than-expected earnings as they continued to benefit from improved productivity and international competitiveness. The 30-year Treasury bond market remained volatile with yields declining from 7.36% on July 31, 1994 to 6.86% on July 31, 1995. The majority of this decline occurred in the past six months after long-term yields rose to over 8% late in 1994. The equity markets reacted positively to this combination of lower interest rates and improved corporate earnings. The Standard & Poor's 500 Index, a common benchmark for the U.S. stock market, produced a total return of 26.07% for the year ended July 31, 1995 with the majority of the gain occurring since the beginning of this year. Utility investors also participated in this rally with the Standard & Poor's Utilities Index, which is composed of telephone, natural gas and electric companies, generating a total return of 12.39% for the same period.

Since January 1995, the rally in the utility sector has more than offset the declines experienced during the previous fiscal year. In our view, this reinforces the benefits of long-term investing and the importance of a balanced investment portfolio. During the past fiscal year, the Fund produced a positive total return of 13.24% for Class A shares and 12.62% for Class B shares. The Utilities Fund has proved to be a solid long-term investment with average annual returns since 1988 (excluding sales charge) to the end of its fiscal year on July 31, 1995, of 9.79% to investors in Class B shares (the Fund's oldest investment class). For additional performance information, please see the Average Annual Total Return chart on page 6 of this report. In our opinion, utilities offer high current income and tend to provide lower returns than more volatile, economically sensitive sectors in an equity market rally. When viewed over a full market cycle, we believe that utilities are a suitable alternative for more conservative investors.

We have a positive long-term outlook for the financial markets but our expectations are realistic. We do not see the current pace continuing without a period of consolidation or possibly several short-term market declines.
Over the next several quarters we envision sustainable 2% to 3% economic growth without inflationary pressures, combined with continued corporate-productivity and international-earnings gains. Financial-market volatility could increase if inflation fears emerge or corporate earnings do not meet optimistic investor expectations. The business climate should remain favorable, however, since the Federal Reserve recently lowered short-term interest rates. Corporations are focused on controlling costs and technological advances continue to enhance productivity.

INDUSTRY OVERVIEW

The domestic electric-utility industry continues to be challenged by its evolving transition to a more competitive operating environment. This will be particularly visible at the generation level of a vertically integrated industry. The goal of deregulation is to reduce the cost of electricity and improve industry efficiency. These changes will impact the entire electric-utility industry, although the effect on individual companies and the pace of change will vary. Many individual states are now studying proposals for restructuring the industry within their own geographic boundaries. California is the most visible of these states with a proposal for the creation of a power-pool structure to purchase electricity from the lowest-cost supplier. Other states are taking a more cautious approach and awaiting the results of further studies. This disparity of proposals at the state level, combined with the strong mandate on the Federal level, will likely result in a slower transition to a fully competitive industry structure. The industry's evolution has continued to create investor uncertainty although the recent recognition that utilities are entitled to recover part or all of their uneconomic assets in a fully competitive environment on both the federal and state levels, has been encouraging.

In the past year, electric-utility managements have studied and implemented strategies designed to make companies more competitive. These include operating-cost reductions, using excess cash flow to retire debt and repurchase common stock, negotiating long-term contracts with large, industrial customers, accelerating depreciation schedules on nuclear plants, and reviewing diversification activities. The utilities that are a lower-cost provider, which have strong management, a defined corporate strategy, and focus on customer needs, will benefit from a more competitive industry structure. Those companies with favorable competitive positions have performed better than those that are facing increasing competitive pressure. The uncertainty created by the industry's transition and the rally in the equity market have caused utility stocks to lag the market during 1995. During the second quarter of 1995, the yield on utility stocks was almost equal to the yield on long-term Treasury bonds. Historically, this has proven to be an attractive level for utility investors, relative to the fixed-income market. We expect electric utilities to perform in line with the broad equity market for the balance of 1995. Electric-utility stocks could, on occasion, outperform if volatility increases and investors seek more defensive investments.

PORTFOLIO STRATEGY

Our portfolio strategy remains focused on solid fundamental analysis and attractive relative valuations in the selection of investments. We combine both fixed-income and equity investments, which gives us access to market opportunities in both areas as long-term interest rates change. Our current portfolio mix as of the date of this letter is 51% common stocks (43% electric and gas and 8% telecommunications), 41% long-term investment-grade utility bonds, and 8% cash.

During the past fiscal year, electric-utility stock prices have reacted to the level of long-term interest rates which continues to be the major factor in the price movement of the sector. The decline in long-term interest rates and strong rally in utility stocks during the first half of 1995 have caused us to increase our cash holdings by taking profits in selected issues that appear to be fully valued. We intend to reinvest this cash in the next several months as the financial markets consolidate their recent gains. A market correction would be viewed as a buying opportunity. Our current electric-utility holdings combine yield-oriented defensive issues with growth-oriented, lower-yielding investments. Future investments will include both defensive and growth issues with special emphasis on less current income and more defined long-term growth opportunities. We feel that companies with solid management and service-territory growth will provide attractive total returns and achieve higher market valuations. During the past fiscal year, we have changed our focus to more long-term growth. We have initiated or added the following to our holdings: American Electric Power, Baltimore Gas and Electric, FPL Group Inc., DPL Inc., Portland General, and Houston Industries.
We have sold or reduced our holdings in: Allegheny Power Systems, Dominion Resources, Florida Progress, Long Island Lighting, Pacific Gas and Electric, and Pacificorp. We have maintained our weighting in the natural-gas sector as the industry offers some attractive long-term growth prospects but faces the more immediate problems of high storage levels and a declining commodity price level. We will continue to monitor this sector and will increase our holdings if the demand/supply relationship for the industry improves. We slightly reduced our telecommunications holdings during the past year as the industry awaits a major telecommunication reform proposal from Congress. This proposal would give the regional Bell operating companies greater access to the long-distance telephone market. We will review this industry as the legislation moves closer to approval and may add to our growth-oriented holdings such as GTE Corporation and Bell South Corporation.

The portfolio's fixed-income holdings are relatively unchanged and benefited from the rally in long-term bonds. Our focus continues to be on investment-grade, first-mortgage debentures with favorable price spreads to the fixed-income market. The yield spread between utility common stocks and utility bonds has favored equity investment during the past fiscal year. The number of new electric-utility bond offerings has also declined substantially resulting in an improved price structure and has made it more difficult to replace higher-quality holdings. However, since we intend to retain our higher-quality holdings this should not affect the portfolio. The substantial income received from this sector of the portfolio has enabled us to place additional emphasis on the selection of growth-oriented equity holdings.

SOME FINAL THOUGHTS

Electric utilities provide essential services to our growing economy. The changes occurring within the industry are focused on improving efficiency and lowering the cost of electricity to the consumer. While the industry must endure a period of uncertainty until the final structure is designed, it should not deter the long-term investor from the potential income and growth benefits of utility investing. In our opinion, careful stock selection, diversification and professional management will help to reduce the risks. We appreciate your continued support and confidence and will use all of our resources to assist in achieving your investment goals.

Sincerely,

/s/ Heath B. McLendon                /s/ Jack S. Levande

Heath B. McLendon                    Jack S. Levande
Chairman and                         Vice President and
Investment Officer                   Investment Officer

August 18, 1995

Smith Barney Utilities Fund

-----------------------------------------------------------------------------------------------
Historical Performance -- Class A Shares
-----------------------------------------------------------------------------------------------
                Net Asset Value
              --------------------
              Beginning      End        Income       Capital Gain     Return of     Total
Year Ended     of Year     of Year     Dividends     Distributions     Capital     Returns/(1)/
===============================================================================================
7/31/95        $13.28      $14.03        $0.82          $0.08           $0.02       13.24%
-----------------------------------------------------------------------------------------------
7/31/94         15.97       13.28         0.83           0.50            0.00       (8.99)
-----------------------------------------------------------------------------------------------
Inception*
  - 7/31/93     14.36       15.97         0.64           0.13            0.00       17.01
===============================================================================================
Total                                    $2.29          $0.71           $0.02
===============================================================================================
-----------------------------------------------------------------------------------------------
Historical Performance -- Class B Shares
-----------------------------------------------------------------------------------------------
                Net Asset Value
              --------------------
              Beginning      End        Income       Capital Gain     Return of     Total
Year Ended     of Year     of Year     Dividends     Distributions     Capital     Returns/(1)/
===============================================================================================
7/31/95        $13.28      $14.02        $0.76          $0.08           $0.02       12.62%
-----------------------------------------------------------------------------------------------
7/31/94         15.97       13.28         0.75           0.50            0.00       (9.52)
-----------------------------------------------------------------------------------------------
7/31/93         14.83       15.97         0.80           0.15            0.00       14.69
-----------------------------------------------------------------------------------------------
7/31/92 +       13.95       14.83         0.35           0.00            0.01        8.98
-----------------------------------------------------------------------------------------------
2/28/92         13.21       13.95         0.84           0.15            0.03       13.63
-----------------------------------------------------------------------------------------------
2/28/91         12.93       13.21         0.90           0.10            0.00       10.46
-----------------------------------------------------------------------------------------------
2/28/90         12.09       12.93         0.90           0.21            0.00       16.34
-----------------------------------------------------------------------------------------------
Inception*
  - 2/28/89     12.00       12.09         0.57           0.15            0.00        6.80
===============================================================================================
Total                                    $5.87          $1.34           $0.06
===============================================================================================
-----------------------------------------------------------------------------------------------
Historical Performance -- Class C Shares
-----------------------------------------------------------------------------------------------
                Net Asset Value
              --------------------
              Beginning      End        Income       Capital Gain     Return of     Total
Year Ended     of Year     of Year     Dividends     Distributions     Capital     Returns/(1)/
===============================================================================================
7/31/95        $13.28      $14.02        $0.76          $0.08           $0.02       12.62%
-----------------------------------------------------------------------------------------------
7/31/94         15.97       13.28         0.75           0.50            0.00       (9.52)
-----------------------------------------------------------------------------------------------
Inception*
  - 7/31/93     15.17       15.97         0.39           0.02            0.00        8.08
===============================================================================================
Total                                    $1.90          $0.60           $0.02
===============================================================================================

Smith Barney Utilities Fund

-----------------------------------------------------------------------------------------------
Historical Performance -- Class Z Shares
-----------------------------------------------------------------------------------------------
                Net Asset Value
              --------------------
              Beginning      End        Income       Capital Gain     Return of     Total
Year Ended     of Year     of Year     Dividends     Distributions     Capital     Returns/(1)/
===============================================================================================
7/31/95        $13.28      $14.02        $0.87          $0.08           $0.02       13.55%
-----------------------------------------------------------------------------------------------
7/31/94         15.97       13.28         0.87           0.50            0.00       (8.78)
-----------------------------------------------------------------------------------------------
Inception*
  - 7/31/93     14.36       15.97         0.66           0.14            0.00       17.21
===============================================================================================
Total                                    $2.40          $0.72           $0.02
===============================================================================================

IT IS THE FUND'S POLICY TO DISTRIBUTE DIVIDENDS MONTHLY AND CAPITAL GAINS, IF ANY, ANNUALLY.

--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------
                                             Without Sales Charge/(1)/
                                     -------------------------------------------
                                     Class A     Class B     Class C     Class Z
================================================================================
Year Ended 7/31/95                    13.24%      12.62%      12.62%      13.55%
--------------------------------------------------------------------------------
Five Years Ended 7/31/95                N/A        9.21         N/A         N/A
--------------------------------------------------------------------------------
Inception* through 7/31/95             7.09        9.79        3.95        7.35
--------------------------------------------------------------------------------
                                             With Sales Charge/(2)/
                                     -------------------------------------------
                                     Class A     Class B     Class C     Class Z
================================================================================
Year Ended 7/31/95                     7.57%       7.62%      11.62%      13.55%
--------------------------------------------------------------------------------
Five Years Ended 7/31/95                N/A        9.07         N/A         N/A
--------------------------------------------------------------------------------
Inception* through 7/31/95             5.08        9.79        3.95        7.35
--------------------------------------------------------------------------------

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                       Without Sales Charge/(1)/
                                                       -------------------------
Class A (Inception* through 7/31/95)                           20.57%
--------------------------------------------------------------------------------
Class B (Inception* through 7/31/95)                           98.62
--------------------------------------------------------------------------------
Class C (Inception* through 7/31/95)                           10.11
--------------------------------------------------------------------------------
Class Z (Inception* through 7/31/95)                           21.38
--------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.
(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 5.00%, and Class B shares reflect the deduction of a 5.00% CDSC which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 1.00% thereafter until no CDSC charge is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.
 + For the period from March 1, 1992 to July 31, 1992 which reflects a change in the fiscal year end of the Fund.
 * Inception dates for Class A, B, C and Z shares are November 6, 1992, March 28, 1988, February 4, 1993 and November 6, 1992, respectively.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
               Growth of $10,000 Invested in Class B Shares of
                       the Smith Barney Utilities Fund
      vs. the Standard & Poor's 500 Index and Lipper Utilities Average/+/
                                  (unaudited)
--------------------------------------------------------------------------------
                            March 1988 - July 1995

                             [CHART APPEARS HERE]

            Smith Barney Utilities          S&P 500     Lipper Utilities Average
3/28/88     10,000                          10,000      10,000
7/89        12,210                          14,019      13,152
7/90        12,785                          14,931      13,654
7/91        14,362                          16,837      15,089
7/92        16,997                          18,990      18,063
7/93        19,494                          20,649      21,096
7/94        17,636                          21,714      19,855
7/95        19,861                          27,383      21,853

 + Hypothetical illustration of $10,000 invested in Class B shares at inception on March 28, 1988, assuming reinvestment of dividends and capital gains, if any, at net asset value through July 31, 1995. The Standard & Poor's 500 Stock Index ("S&P 500 Index") is an index composed of widely held common stocks listed on the New York Stock Exchange, American Stock Exchange and over-the-counter market. Figures for the S&P 500 Index include reinvestment of dividends. The index is unmanaged and it is not subject to the same management and trading expenses of a mutual fund. The Lipper Analytical Services, Inc. Utilities Fund Average ("Lipper Utilities Average") is composed of the Fund's peer group of mutual funds (13 funds as of July 31, 1995) investing in utilities securities. The performance of the Fund's other classes may be greater or less than the Class B shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in other classes.

    All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption value may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

8

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Portfolio Highlights (unaudited)                                   July 31, 1995
--------------------------------------------------------------------------------
Portfolio Breakdown

                           [PIE CHART APPEARS HERE]

                                                                 Percentage of
                                                               Total Investments
--------------------------------------------------------------------------------
Top Five Equity Holdings
Southern Co.                                                          3.8%
Houston Industries                                                    3.1
American Electric Power                                               2.9
Texas Utilities Co.                                                   2.4
Bellsouth Corp.                                                       2.3

Top Five Bond Holdings
Pacific Gas & Electric                                                2.7%
Commonwealth Edison                                                   2.2
Utilicorp. United Inc.                                                1.4
Philadelphia Electric                                                 1.6
Hydro-Quebec                                                          1.2

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Schedule of Investments                                            July 31, 1995
--------------------------------------------------------------------------------

  SHARES                          SECURITY                              VALUE
--------------------------------------------------------------------------------
COMMON STOCKS -- 51.7%
Electric & Gas -- 41.9%
  1,500,000     American Electric Power Inc.                        $ 51,750,000
    200,000     Baltimore Gas & Electric Co.                           4,975,000
    250,000     Boston Edison Co.                                      6,250,000
  1,000,000     Central & Southwest Corp.                             25,500,000
  1,200,000     Cinergy Corp.                                         31,200,000
    600,000     Consolidated Edison Company of New York Inc.          17,400,000
  1,200,000     DPL Inc.                                              26,700,000
  1,000,000     Detroit Edison Co.                                    29,500,000
    750,000     Entergy Corp.                                         17,812,500
  1,000,000     FPL Group Inc.                                        38,250,000
    800,000     General Public Utilities Corp.                        23,100,000
  1,250,000     Houston Industries Inc.                               54,687,500
    350,000     MCN Corp.                                              6,650,000
  1,000,000     NIPSCO Industry Inc.                                  32,625,000
    700,000     New England Electric Systems                          23,537,500
    359,500     New York State Electric & Gas Corp.                    8,403,313
    250,000     Northeast Utilities                                    5,625,000
    300,000     Oklahoma Gas & Electric Co.                           10,200,000
  1,100,000     Peco Energy Co.                                       31,487,500
    500,000     Pacificorp                                             9,187,500
    750,000     Panhandle Eastern Corp.                               18,281,250
    550,000     Pinnacle West Capital Corp.                           13,406,250
    100,000     Portland General Corp.                                 2,300,000
    800,000     Public Service Company of Colorado                    25,300,000
  1,000,000     Public Service Enterprise Group                       27,750,000
    275,000     San Diego Gas & Electric Co.                           5,878,125
    800,000     SCANA Corp.                                           17,300,000
  1,000,000     SCE Corp.                                             17,125,000
  3,000,000     Southern Co.                                          66,000,000
    650,000     Tenneco Inc.                                          32,175,000
  1,250,000     Texas Utilities Co.                                   42,343,750
    500,000     Westcoast Energy Co.                                   7,562,500
--------------------------------------------------------------------------------
                                                                     730,262,688
--------------------------------------------------------------------------------
Telephone -- 9.8%
    500,000     American Telephone & Telegraph Corp.                  26,375,000
    600,000     Bellsouth Corp.                                       40,650,000
    550,000     GTE Corp.                                             19,525,000
    750,000     NYNEX Corp.                                           30,937,500

                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Schedule of Investments (continued)                                July 31, 1995
--------------------------------------------------------------------------------

  SHARES                          SECURITY                              VALUE
--------------------------------------------------------------------------------
Telephone -- 9.8% (continued)
  1,100,000   Unicom Corp.                                          $ 30,525,000
    550,000   U.S. West Inc.                                          23,581,250
--------------------------------------------------------------------------------
                                                                     171,593,750
--------------------------------------------------------------------------------
              TOTAL COMMON STOCKS
              (Cost -- $855,059,093)                                 901,856,438
--------------------------------------------------------------------------------

    FACE
   AMOUNT                         SECURITY                              VALUE
--------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES -- 43.0%
Electric & Gas -- 42.2%
              Arizona Public Service Co.:
$ 8,800,000     7.250% due 8/01/23                                     8,008,000
  2,000,000     8.000% due 2/01/25                                     1,980,000
  5,000,000   Arkansas Power & Light Co., 8.700% due 11/01/22          5,425,000
              Atlantic City Electric Co.:
 16,000,000     7.000% due 9/01/23                                    14,460,000
 15,000,000     7.000% due 8/01/28                                    13,500,000
              Boston Edison Co.:
  8,000,000     7.800% due 3/15/23                                     7,430,000
  7,000,000     8.250% due 9/15/22                                     6,676,250
  5,000,000     9.875% due 6/01/23                                     5,543,750
              Carolina Power & Light Co.:
 10,000,000     8.200% due 7/01/22                                    10,387,500
 11,950,000     8.625% due 9/15/21                                    13,249,562
  2,000,000   Central Illinois Light Co., 8.200% due 1/15/22           2,082,500
  4,000,000   Central Power & Light Co., 7.500% due 4/01/23            3,890,000
              Cincinnati Gas & Electric Co.:
  2,700,000     7.200% due 10/01/23                                    2,460,375
  2,800,000     8.500% due 9/01/22                                     2,859,500
  3,000,000   Cleveland Electric Illuminating Co., 9.000% due 7/01/23  2,745,000
  3,500,000   Columbus Southern Power Co., 8.700% due 7/01/22          3,688,125
 10,000,000   Consolidated Edison Co., 7.500% due 6/15/23              9,612,500
              Commonwealth Edison Co.:
  2,000,000     7.500% due 7/01/13                                     1,910,000
  3,100,000     7.625% due 4/15/13                                     2,999,250
 10,850,000     7.750% due 7/15/23                                    10,416,000
 14,250,000     8.375% due 9/15/22                                    14,499,375
  7,000,000     9.875% due 6/15/20                                     7,892,500

                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Schedule of Investments (continued)                                July 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT                         SECURITY                              VALUE
================================================================================
Electric & Gas -- 42.2% (continued)
              Duquesne Light Co.:
$12,000,000     7.550% due 6/15/25                                   $11,430,000
  3,000,000     7.625% due 4/15/23                                     2,868,750
  2,500,000     8.750% due 5/15/22                                     2,615,625
 10,000,000   Florida Power Corp., 8.625% due 11/01/21                10,987,500
 15,100,000   Houston Lighting & Power Co., 9.150% due 3/15/21        17,553,750
              Hydro-Quebec:
 20,000,000     8.250% due 1/15/27                                    20,700,000
  5,000,000     8.625% due 6/15/29                                     5,375,000
 11,800,000   Idaho Power Co., 8.750% due 3/15/27                     12,788,250
  8,000,000   Illinois Power Co., 7.500% due 7/15/25                   7,630,000
 10,500,000   Interstate Power Co., 8.625% due 9/15/21                11,313,750
 12,400,000   Iowa Electric Light & Power Co., 7.000% due 10/01/23    11,392,500
              Iowa Illinois Gas & Electric Co.:
  8,500,000     6.950% due 10/15/25                                    7,841,250
  3,500,000     7.450% due 3/15/23                                     3,434,375
 20,000,000   Jersey Central Power & Light Co., 6.750% due 11/01/25   17,375,000
 15,500,000   Kentucky Utilities Co., 8.550% due 5/15/27              16,546,250
              Long Island Lighting Co.:
 11,000,000     9.000% due 11/01/22                                   10,230,000
  8,000,000     9.625% due 7/01/24                                     7,980,000
 10,000,000   Madison Gas & Electric Co., 7.700% due 2/15/22           9,812,500
  2,000,000   Midwest Power System Inc., 8.000% due 2/15/22            2,070,000
 13,000,000   Mississippi Power & Light Co., 8.650% due 1/15/23       13,747,500
              Monongahela Power Co.:
 14,000,000     7.625% due 5/01/25                                    13,807,500
  5,500,000     8.625% due 11/01/21                                    5,795,625
  3,000,000   Montana Power Co., 8.950% due 2/01/22                    3,258,750
  2,000,000   Narragansett Power Co., 9.125% due 5/01/21               2,257,500
  3,000,000   Nevada Power & Light Co., 8.500% due 1/01/23             3,082,500
 18,450,000   New Orleans Public Service Inc., 8.000% due 3/01/23     18,403,875
              New York State Electric & Gas Co.:
  2,250,000     7.450% due 7/15/23                                     2,120,625
 11,750,000     8.300% due 12/15/22                                   12,073,125
              Niagara Mohawk Power Corp.:
  6,275,000     7.785% due 4/01/24                                     5,851,438
  5,000,000     8.500% due 7/01/23                                     4,956,250
  5,000,000     8.750% due 4/01/22                                     5,062,500
  1,920,000   Northern States Power Co., 9.125% due 4/01/21            2,040,000
 14,000,000   Oklahoma Gas & Electric Co., 8.875% due 12/01/20        15,557,500
 10,000,000   Old Dominion Electric Co., 7.780% due 12/01/23          10,050,000

                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Schedule of Investments (continued)                                July 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT                         SECURITY                              VALUE
--------------------------------------------------------------------------------
Electric & Gas -- 42.2% (continued)
              Pacific Gas & Electric Co.:
$14,250,000     6.750% due 10/01/23                                $  12,468,750
 13,500,000     7.050% due 3/01/24                                    12,285,000
 19,000,000     7.250% due 3/01/26                                    17,527,500
  4,000,000     8.800% due 5/01/24                                     4,455,000
  7,500,000   Pennsylvania Power & Light Co., 8.500% due 5/01/22       7,809,375
              Philadelphia Electric Co.:
 13,000,000     7.750% due 5/01/23                                    12,252,500
 14,300,000     8.750% due 4/01/22                                    14,907,750
  6,000,000   Portland General Electric Co., 7.750% due 4/15/23        5,880,000
  5,000,000   Potomac Edison Co., 7.750% due 2/01/23                   5,018,750
  5,000,000   Potomac Electric Power Co., 8.500% due 5/15/27           5,243,750
 10,000,000   Public Service Co. of Colorado, 8.750% due 3/01/22      10,462,500
  6,700,000   Public Service Co. of Oklahoma, 7.375% due 4/01/23       6,457,125
  7,000,000   Public Service Electric & Gas Co., 9.250% due 6/01/21    7,945,000
  2,000,000   Rochester Gas & Electric Co., 9.375% due 4/01/21         2,155,000
 12,500,000   San Diego Gas & Electric Co., 8.500% due 4/01/22        13,421,875
  9,000,000   South Carolina Electric & Gas Co., 7.625% due 6/01/23    8,865,000
  5,000,000   Southern California Edison Co., 7.125% due 7/15/25       4,568,750
 15,000,000   Southwestern Electric Power Co., 6.875% due 10/01/25    13,650,000
 10,500,000   Tampa Electric Co., 7.750% due 11/01/22                 10,539,375
              Texas Utilities Electric Co.:
 12,000,000     7.875% due 3/01/23                                    11,760,000
  5,000,000     7.875% due 4/01/24                                     4,900,000
  7,000,000     9.750% due 5/01/21                                     7,927,500
              Utilicorp United Inc.:
 13,000,000     8.000% due 3/01/23                                    12,545,000
 23,000,000     9.000% due 11/15/21                                   24,523,750
  5,000,000   Virginia Electric Power Co., 8.250% due 3/01/25          5,168,750
 11,500,000   Western Pennsylvania Power Co., 8.875% due 2/01/21      12,204,375
  4,500,000   Western Resources Inc., 8.500% due 7/01/22               4,719,375
  5,000,000   Wisconsin Electric Power, 7.700% due 12/15/27            4,806,250
  3,700,000   Wisconsin Power & Light Co., 8.600% due 3/15/27          3,935,875
  6,900,000   Wisconsin Public Service Corp., 8.800% due 9/01/21       7,417,500
--------------------------------------------------------------------------------
                                                                     735,545,750
--------------------------------------------------------------------------------
Miscellaneous -- 0.2%
  3,000,000   Selkirk Cogen Funding Corp., 8.980% due 6/26/12          3,187,500
--------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Schedule of Investments (continued)                                July 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT                         SECURITY                              VALUE
--------------------------------------------------------------------------------
Telephone -- 0.6%
              GTE Corp.:
$ 5,000,000     7.830% due 5/01/23                                $    4,856,250
  5,000,000     8.750% due 11/01/21                                    5,387,500
--------------------------------------------------------------------------------
                                                                      10,243,750
--------------------------------------------------------------------------------
              TOTAL CORPORATE BONDS & NOTES
              (Cost -- $742,561,705)                                 748,977,000
================================================================================
REPURCHASE AGREEMENTS -- 5.3%
 50,000,000   First Boston Inc., 5.730% due 8/01/95; Proceeds at
              maturity--$50,007,959; (Fully collateralized by
              U.S. Treasury Note, 8.500% due 7/15/97; Market
              value -- $51,022,125)                                   50,000,000
 42,548,000   Chemical Securities Inc., 5.769% due 8/01/95;
              Proceeds at maturity--$42,554,818; (Fully
              collateralized by U.S. Treasury Note, 7.375% due
              11/15/97; Market value -- $43,402,877)                  42,548,000
--------------------------------------------------------------------------------
              TOTAL REPURCHASE AGREEMENTS
              (Cost -- $92,548,000)                                   92,548,000
================================================================================
              TOTAL INVESTMENTS -- 100%
              (Cost -- $1,690,168,798*)                           $1,743,381,438
================================================================================

 *  Aggregate cost for Federal income tax purposes is substantially the same.


                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Statement of Assets and Liabilities                                July 31, 1995
--------------------------------------------------------------------------------

ASSETS:
  Investments, at value (Cost -- $1,690,168,798)                 $1,743,381,438
  Cash                                                                      905
  Receivable for Fund shares sold                                       990,250
  Receivable for securities sold                                        454,735
  Dividends and interest receivable                                  21,400,512
-------------------------------------------------------------------------------
  Total Assets                                                    1,766,227,840
-------------------------------------------------------------------------------
LIABILITIES:
  Payable for Fund shares purchased                                   1,241,677
  Investment advisory fees payable                                    1,355,629
  Administration fees payable                                           599,298
  Distribution costs payable                                          1,843,951
  Payable for securities purchased                                      179,487
  Accrued expenses                                                      866,297
-------------------------------------------------------------------------------
  Total Liabilities                                                   6,086,339
-------------------------------------------------------------------------------
Total Net Assets                                                 $1,760,141,501
===============================================================================
NET ASSETS:
  Par value of shares of beneficial interest                     $      125,549
  Capital paid in excess of par value                             1,740,317,555
  Accumulated net realized loss on investments                      (33,514,243)
  Net unrealized appreciation of investments                         53,212,640
-------------------------------------------------------------------------------
Total Net Assets                                                 $1,760,141,501
===============================================================================
Shares Outstanding:
  Class A                                                            12,046,494
  -----------------------------------------------------------------------------
  Class B                                                           112,179,525
  -----------------------------------------------------------------------------
  Class C                                                               279,981
  -----------------------------------------------------------------------------
  Class Z                                                             1,043,265
  -----------------------------------------------------------------------------
Net Asset Value:
  Class A (and redemption price)                                         $14.03
  -----------------------------------------------------------------------------
  Class B*                                                               $14.02
  -----------------------------------------------------------------------------
  Class C**                                                              $14.02
  -----------------------------------------------------------------------------
  Class Z (and redemption price)                                         $14.02
  -----------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
  (net asset value plus 5.26% of net asset value per share)              $14.77
===============================================================================

 * Redemption price is NAV of Class B shares reduced by a 5.00% CDSC if shares are redeemed less than one year from initial purchase (See Note 2).
** Redemption price is NAV of Class C shares reduced by a 1.00% CDSC if shares are redeemed within the first year of purchase.

                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Statement of Operations                         For the Year Ended July 31, 1995
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Dividends                                                        $ 66,683,372
  Interest                                                           62,581,725
-------------------------------------------------------------------------------
  Total Investment Income                                           129,265,097
-------------------------------------------------------------------------------
EXPENSES:
  Distribution fees (Note 2)                                         12,305,595
  Investment advisory fees (Note 2)                                   7,885,332
  Administration fees (Note 2)                                        3,542,538
  Shareholder and system servicing fees                               1,957,000
  Shareholder communications                                            330,000
  Custody                                                               165,000
  Registration fees                                                      80,000
  Audit and legal                                                        40,500
  Trustees' fees                                                         40,000
  Other                                                                  97,643
-------------------------------------------------------------------------------
  Total Expenses                                                     26,443,608
-------------------------------------------------------------------------------
Net Investment Income                                               102,821,489
-------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTE 3):
  Realized Loss From Security Transactions
  (excluding short-term securities):
    Proceeds from sales                                             901,901,130
    Cost of securities sold                                         935,415,373
-------------------------------------------------------------------------------
  Net Realized Loss                                                 (33,514,243)
-------------------------------------------------------------------------------
  Change in Net Unrealized Appreciation of Investments:
    Beginning of year                                               (81,900,040)
    End of year                                                      53,212,640
-------------------------------------------------------------------------------
  Increase in Net Unrealized Appreciation                           135,112,680
-------------------------------------------------------------------------------
Net Gain on Investments                                             101,598,437
-------------------------------------------------------------------------------
Increase in Net Assets From Operations                             $204,419,926
===============================================================================


                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Statements of Changes in Net Assets                 For the Years Ended July 31,
--------------------------------------------------------------------------------

                                                            1995               1994
---------------------------------------------------------------------------------------
OPERATIONS:
  Net investment income                               $  102,821,489     $  123,112,775
  Net realized gain (loss)                               (33,514,243)        51,444,413
  Increase (decrease) in net unrealized
    appreciation of investments                          135,112,680       (410,755,069)
---------------------------------------------------------------------------------------
  Increase (Decrease) in Net
    Assets From Operations                               204,419,926       (236,197,881)
---------------------------------------------------------------------------------------
DISTRIBUTION TO
SHAREHOLDERS FROM:
  Net investment income                                 (100,155,893)      (120,473,042)
  Overdistribution of net income                                  --         (4,592,716)
  Net realized gains                                              --        (82,734,637)
  Overdistribution of realized gain                      (10,931,878)                --
  Capital                                                 (2,430,498)                --
---------------------------------------------------------------------------------------
  Decrease in Net Assets From
    Distributions to Shareholders                       (113,518,269)      (207,800,395)
---------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS (NOTE 6):
  Net proceeds from sales                                281,385,409        317,051,744
  Net value of shares issued
    to shareholders for
    reinvestment of dividends                             91,060,017        168,684,429
  Cost of shares reacquired                             (580,475,140)    (1,006,685,681)
---------------------------------------------------------------------------------------
  Decrease in Net Assets
    From Fund Share Transactions                        (208,029,714)      (520,949,508)
---------------------------------------------------------------------------------------
Decrease in Net Assets                                  (117,128,057)      (964,947,784)
NET ASSETS:
  Beginning of year                                    1,877,269,558      2,842,217,342
---------------------------------------------------------------------------------------
  End of year*                                        $1,760,141,501     $1,877,269,558
=======================================================================================
* Includes overdistributed net investment income of:              --        $(2,665,596)
=======================================================================================


                      See Notes to Financial Statements.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1.   Significant Accounting Policies

     The Smith Barney Utilities Fund ("Fund"), a separate investment fund of the Smith Barney Income Funds ("Trust"), a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Trust consists of the Fund and six other separate investment funds: Smith Barney Exchange Reserve Fund, Smith Barney Premium Total Return Fund, Smith Barney High Income Fund, Smith Barney Tax-Exempt Income Fund, Smith Barney Diversified Strategic Income Fund and Smith Barney Convertible Fund. The financial statements and financial highlights for the other funds are presented in separate annual reports.

     The significant accounting policies consistently followed by the Trust are:
(a) securities transactions are accounted for on trade date; (b) securities traded on national securities markets are valued at the closing price on such markets; securities traded in the over-the-counter market and listed securities for which no sales price were reported and U.S. Government and Government Agency obligations are valued at bid price, or in the absence of a recent bid price, at the bid equivalent obtained from one or more of the major market makers; (c) short-term securities that have a maturity of more than 60 days are valued at prices based on market quotations for securities of similar type, yield and maturity; (d) short-term investments that have a maturity of 60 days or less are valued at cost plus accreted discount, or minus amortized premium, as applicable; (e) dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis; (f) gains or losses on the sale of securities are recorded on the identified cost basis; (g) dividends and distributions to shareholders are recorded on the ex-dividend date; (h) direct expenses are charged to each fund and each class; management fees and general fund expenses are allocated on the basis of relative net assets of each class;
(i) the Fund intends to comply with the applicable provisions of the Internal Revenue Code of 1986, as amended, pertaining to regulated investment companies and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes and (i) in accordance with Statement of Position 93-2 Determination, Disclosure, and Financial Statement
-----------------------------------------------------------------------------
Presentation of Income, Capital Gain, and Return of Capital Distributions by
----------------------------------------------------------------------------
Investment Companies. Accordingly, the net investment loss of $2,427,225 and a
---------------------

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

portion of the net realized loss on investments amounting to $3,273 at July 31, 1995 has been reclassified to paid-in capital. Net investment income, net realized gains, and net assets were not affected by this change.

     2. Investment Advisory Agreement, Administration Agreement and Other Transactions

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment advisor to the Fund. The Funds pays SBMFM an advisory fee calculated at an annual rate of 0.45% of the average daily net assets; this fee is calculated daily and paid monthly.

     SBMFM also acts as the Fund's administrator for which the Fund pays a fee calculated at an annual rate of 0.20% of the average daily net assets; this fee is calculated daily and paid monthly.

     In addition, The Boston Company Advisors, Inc. ("Boston Advisors"), an indirect wholly owned subsidiary of Mellon Bank Corporation, had entered into a sub-administration agreement with the Fund and SBMFM. SBMFM paid Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors. As of March 27, 1995 this relationship was terminated.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares and primary broker for its portfolio agency transactions. For the year ended July 31, 1995, SB received brokerage commissions of $162,924 and sales charges of approximately $150,600 of sales for the Fund's Class A shares.

     There is a contingent deferred sales charge ("CDSC") of 5.00% on certain Class B shares if redemption occurs less than one year from initial purchase and thereafter declines by 1.00% per year until no CDSC is incurred. Class C shares have a 1.00% CDSC if redemption occurs within the first year from the date such investment was made. For the year ended July 31, 1995, CDSC's of approximately $4,738,800 were paid to SB.

     Pursuant to a Distribution Plan, the Fund pays a distribution fee with

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

respect to Class B and C shares calculated at the annual rate of 0.50% and 0.45%, respectively, of the average daily net assets for each class. The Fund also pays a service fee with respect to Class A, B and C shares calculated at the annual rate of 0.25% of the average daily net assets of each class, respectively.

     All officers and one trustee of the Fund are employees of SB.

     3.   Investments

     During the year ended July 31, 1995, the aggregate cost of purchases and proceeds from sales of investments (including maturities, but excluding short-term securities) was $614,533,492 and $901,901,130, respectively.

     At July 31, 1995, the net unrealized appreciation of investments for Federal income tax purposes consisted of the following:

===============================================================================
Gross unrealized appreciation                                       $98,737,521
Gross unrealized depreciation                                       (45,524,881)
-------------------------------------------------------------------------------
Net unrealized appreciation                                         $53,212,640
===============================================================================

     4.   Capital Loss Carryforward

     At July 31, 1995, the Fund had approximately $18,779,651 of capital loss carryforwards available to offset future capital gains expiring on July 31, 2003. To the extent that these carryforward losses are used to offset capital gains, it is probable that the gains so offset will not be distributed.

     5.   Repurchase Agreements

     The Fund purchases (and its custodian takes possession of) U.S. Government securities from banks and securities dealers subject to agreements to resell the securities to the sellers at a future date (generally, the next business day), at an agreed-upon higher repurchase price. The Fund requires continual maintenance of the market value of the collateral in amounts at least equal to the repurchase price.

     6.   Shares of Beneficial Interest

     The Fund may issue an unlimited number of shares of beneficial interest of each class in each separate series with a $0.001 par value. The Fund has the ability to issue multiple classes of shares. Each share of a class represents an identical interest and has the same rights, except that each class bears certain direct expenses, including those specifically related

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

to the distribution of its shares. Effective November 7, 1994, the Fund adopted a new class structure, renaming the former Class D and C shares as C shares and Z shares, respectively. At July 31, 1995, total paid-in capital amounted to the following for each class:

                            Class A            Class B          Class C        Class Z
========================================================================================
Total Paid-in Capital     $160,909,905     $1,559,678,508     $3,931,044     $15,923,647
========================================================================================

Transactions in shares of each class were as follows:

                                  Year Ended                          Year Ended
                                 July 31, 1995                       July 31, 1994
                        ------------------------------      ------------------------------
                           Shares            Amount            Shares            Amount
------------------------------------------------------------------------------------------
CLASS A
Shares sold              12,200,129      $ 155,398,366        1,190,478      $  18,086,455
Shares issued on
  reinvestment              635,849          8,481,967          263,745          3,899,160
Shares redeemed          (3,912,440)       (51,670,012)      (1,703,880)       (25,063,608)
------------------------------------------------------------------------------------------
Net Increase (Decrease)   8,923,538      $ 112,210,321         (249,657)     $  (3,077,993)
==========================================================================================
CLASS B
Shares sold               8,946,045      $ 116,256,568       18,848,373      $ 289,406,819
Shares issued on
  reinvestment            5,975,380         81,512,249       10,988,064        162,852,087
Shares redeemed         (40,024,691)      (522,321,582)     (65,768,788)      (965,045,931)
------------------------------------------------------------------------------------------
Net Decrease            (25,103,266)     $(324,552,765)     (35,932,351)     $(512,787,025)
==========================================================================================
CLASS C+
Shares sold                 304,315      $   4,058,795          142,046      $   2,066,406
Shares issued on
  reinvestment               12,479            167,141            6,211             88,581
Shares redeemed            (179,428)        (2,396,381)         (21,427)          (291,646)
------------------------------------------------------------------------------------------
Net Increase                137,366      $   1,829,555          126,830      $   1,863,341
==========================================================================================
CLASS Z++
Shares sold                 428,912      $   5,671,680          493,082      $   7,492,064
Shares issued on
  reinvestment               67,336            898,660          123,974          1,844,601
Shares redeemed            (309,629)        (4,087,165)      (1,153,635)       (16,284,496)
------------------------------------------------------------------------------------------
Net Increase (Decrease)     186,619      $   2,483,175         (536,579)     $  (6,947,831)
==========================================================================================

 + On November 7, 1994, the former Class D shares were renamed Class C shares. ++ On November 7, 1994, the former Class C shares were renamed Class Z shares.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     7.   Concentration of Credit

     Because the Fund concentrates its investments in the utilities industry, its portfolio may be subject to greater risk and market fluctuations than a portfolio of securities representing a broader range of investment alternatives. The risks could adversely affect the ability and inclination of companies within the utilities industry to declare or pay dividends or interest and the ability of holders of such securities to realize any value from the assets of the issuer upon liquidation or bankruptcy.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of beneficial interest outstanding throughout each year:

Class A Shares                                              1995        1994       1993(1)
------------------------------------------------------------------------------------------
Net Asset Value, Beginning of Year                         $13.28      $15.97     $14.36
------------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                                      0.85        0.56       0.66
  Net realized and unrealized gain (loss) on investments     0.82       (1.92)      1.72
------------------------------------------------------------------------------------------
Total Income (Loss) From Operations                          1.67       (1.36)      2.38
------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                                     (0.82)      (0.80)     (0.63)
  Overdistribution of net income                               --       (0.03)     (0.01)
  Net realized gains                                           --       (0.50)     (0.13)
  Overdistribution of net realized gains                    (0.08)         --         --
  Capital                                                   (0.02)         --         --
------------------------------------------------------------------------------------------
Total Distributions                                         (0.92)      (1.33)     (0.77)
------------------------------------------------------------------------------------------
Net Asset Value, End of Year                               $14.03      $13.28      $15.97
------------------------------------------------------------------------------------------
Total Return                                                13.24%      (8.99)%     17.01%++
------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                           $168,963     $41,458     $53,856
------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                                   1.07%       1.07%       1.07%+
  Net investment income                                      6.36        5.54        5.67+
------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                        36%         28%         37%
==========================================================================================

(1)  For the period from November 6, 1992 (inception date) to July 31, 1993.
 ++ Total return is not annualized as it may not be representative of the total return for the year.
 +   Annualized.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of beneficial interest outstanding throughout each year:

Class B Shares                               1995       1994       1993       1992(1)    1992(2)
=================================================================================================
Net Asset Value, Beginning of Year          $13.28     $15.97     $14.83     $13.95     $13.21
-------------------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                       0.78       0.75       0.79       0.35       0.82
  Net realized and unrealized
    gain (loss) on investments                0.82      (2.19)      1.30       0.89       0.94
-------------------------------------------------------------------------------------------------
Total Income (Loss) From Operations           1.60      (1.44)      2.09       1.24       1.76
-------------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                      (0.76)     (0.72)     (0.79)     (0.35)     (0.84)
  Overdistribution of net income                --      (0.03)     (0.01)        --         --
  Net realized gains                            --      (0.50)     (0.15)        --      (0.15)
  Overdistribution of net realized gains     (0.08)        --         --         --         --
  Capital                                    (0.02)        --         --      (0.01)     (0.03)
-------------------------------------------------------------------------------------------------
Total Distributions                          (0.86)     (1.25)     (0.95)     (0.36)     (1.02)
-------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                $14.02     $13.28     $15.97     $14.83     $13.95
-------------------------------------------------------------------------------------------------
Total Return                                 12.62%     (9.52)%    14.69%      8.98%++   13.63%
-------------------------------------------------------------------------------------------------
Net Assets, End of Year (millions)          $1,573     $1,823     $2,766     $1,721     $1,275
-------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                    1.56%      1.54%      1.56%      1.57%+     1.58%
  Net investment income                       5.82       5.07       5.17       5.78+      6.04
-------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         36%        28%        37%        10%        33%
=================================================================================================

(1)  For the period from March 1, 1992 to July 31, 1992.
(2)  For the period from March 1, 1991 to February 28, 1992.
 ++ Total return is not annualized as it may not be representative of the total return for the year.
 +   Annualized.

24

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of beneficial interest outstanding throughout each year:

Class C Shares(1)                                           1995       1994     1993(2)
=======================================================================================
Net Asset Value, Beginning of Year                         $13.28     $15.97    $15.17
---------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                                      0.78      0.73       0.35
  Net realized and unrealized gain (loss) on investments     0.82     (2.17)      0.86
---------------------------------------------------------------------------------------
Total Income (Loss) From Operations                          1.60     (1.44)      1.21
---------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                                     (0.76)    (0.72)     (0.38)
  Overdistribution of net income                               --     (0.03)     (0.01)
  Net realized gains                                           --     (0.50)     (0.02)
  Overdistribution of net realized gains                    (0.08)       --         --
  Capital                                                   (0.02)       --         --
---------------------------------------------------------------------------------------
Total Distributions                                         (0.86)    (1.25)     (0.41)
---------------------------------------------------------------------------------------
Net Asset Value, End of Year                               $14.02     $13.28    $15.97
---------------------------------------------------------------------------------------
Total Return                                                12.62%     (9.52)%    8.08%++
---------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                             $3,925     $1,894      $252
---------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                                   1.51%      1.48%     1.49%+
  Net investment income                                      5.77       5.13      5.25+
---------------------------------------------------------------------------------------
Portfolio Turnover Rate                                        36%        28%       37%
=======================================================================================

(1)  On November 7, 1994, the former Class D shares were renamed Class C shares.
(2)  For the period from February 4, 1993 (inception date) to July 31, 1993.
 ++ Total return is not annualized as it may not be representative of the total return for the year.
 +   Annualized.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of beneficial interest outstanding throughout each year:

Class Z Shares(1)                             1995       1994      1993(2)
==========================================================================
Net Asset Value, Beginning of Year           $13.28     $15.97     $14.36
--------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                        0.89       0.89       0.69
  Net realized and unrealized
    gain (loss) on investments                 0.82      (2.21)      1.72
--------------------------------------------------------------------------
Total Income (Loss) From Operations            1.71      (1.32)      2.41
--------------------------------------------------------------------------
Less Distributions From:
  Net investment income                       (0.87)     (0.84)     (0.65)
  Overdistribution of net income                 --      (0.03)     (0.01)
  Net realized gains                             --      (0.50)     (0.14)
  Overdistribution of net realized gains      (0.08)        --         --
  Capital                                     (0.02)        --         --
--------------------------------------------------------------------------
Total Distributions                           (0.97)     (1.37)     (0.80)
--------------------------------------------------------------------------
Net Asset Value, End of Year                 $14.02     $13.28     $15.97
--------------------------------------------------------------------------
Total Return                                  13.55%     (8.78)%    17.21%++
--------------------------------------------------------------------------
Net Assets, End of Year (000s)              $14,631     $11,372   $22,251
--------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                     0.81%       0.69%     0.68%+
  Net investment income                        6.58        5.92      6.06+
--------------------------------------------------------------------------
Portfolio Turnover Rate                          36%         28%       37%
==========================================================================

(1)  On November 7, 1994, the former Class C shares were renamed Class Z shares.
(2)  For the period from November 6, 1992 (inception date) to July 31, 1993.
 ++ Total return is not annualized as it may not be representative of the total return for the year.
 +   Annualized.

26

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Additional Information
--------------------------------------------------------------------------------

     Change in Independent Auditor: On October 20, 1994, based upon the recommendation of the Audit Committee of the Fund, the Board of Trustees determined not to retain Coopers & Lybrand L.L.P ("Coopers & Lybrand") as the Fund's independent auditor and voted to appoint KPMG Peat Marwick LLP. During the Fund's two most recent fiscal years, Coopers & Lybrand's audit reports contained no adverse opinion or disclaimer of opinion; nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, during this same period there were no disagreements with Coopers & Lybrand on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Coopers & Lybrand, would have caused it to make reference to the subject matter of such disagreements in connection with its audit reports. The Fund has requested Coopers & Lybrand to provide a letter to the Securities and Exchange Commission stating whether Coopers & Lybrand agrees with the foregoing statements, and to provide the Fund with a copy of such letter. A copy of this letter is available upon request by calling the Fund at
(212) 723-9218.

Smith Barney Utilities Fund
--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

The Shareholders and Board of Trustees of
Smith Barney Utilities Fund of
Smith Barney Income Funds:

     We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Smith Barney Utilities Fund of Smith Barney Income Funds as of July 31, 1995, and the related statement of operations, statement of changes in net assets, and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended July 31, 1994 and the financial highlights for each of the years or periods in the four-year period then ended, were audited by other auditors whose report thereon, dated September 9, 1994, expressed an unqualified opinion on that statement of changes in net assets and those financial highlights.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Barney Utilities Fund of Smith Barney Income Funds as of July 31, 1995, and the results of its operations, changes in its net assets and financial highlights for the year then ended, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

New York, New York
September 22, 1995

Smith Barney
Utilities Fund

Trustees
Lee Abraham
Antoinette C. Bentley
Allan J. Bloostein
Richard E. Hanson, Jr.
Heath B. McLendon
Madelon DeVoe Talley

Officers
Heath B. McLendon
Chairman and Investment Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President and Treasurer

Jack S. Levande
Vice President and
Investment Officer

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary




SMITH BARNEY
------------

[LOGO OF TRAVELERS GROUP APPEARS HERE]

Investment Adviser
Smith Barney Mutual Funds
Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder
Servicing Agent
The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134


This report is submitted for the general information of the shareholders of Smith Barney Utilities Fund. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Fund, which contains information concerning the Fund's investment policies and expenses as well as other pertinent information.

Smith Barney
Utilities Fund
388 Greenwich Street
New York, New York 10013


FD 0426 9/95

                                ANNUAL REPORT
                                      OF
                 SMITH BARNEY FUNDS, INC. -- UTILITY PORTFOLIO
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                 ANNUAL REPORT
--------------------------------------------------------------------------------
1994
1994
1994
1994
1994
                        Smith Barney
                        Funds, Inc.

                        Utility Portfolio
                        --------------------------------------------------------
                        December 31, 1994


[LOGO OF SMITH BARNEY MUTUAL FUNDS APPEARS HERE]

Smith Barney Mutual Funds
Investing for your future.
Every day.

-----------------
Utility Portfolio
-----------------

Dear Shareholder:

     The Smith Barney Funds, Inc.: Utility Portfolio's total return for the year ended December 31, 1994 was a negative 8.56% for Class A shares, compared to a negative 8.99% for the average utility stock fund during the same period, according to Lipper Analytical Services. The Standard & Poor's Utilities Index returned a negative 7.95% and the Lehman Government/Corporate Index returned a negative 3.51%, both for the same period.

Market Review

Although 1993 was a solid year for utilities, most utility stocks experienced a steep correction in 1994. Throughout the year, the electric utility industry was buffeted by both internal and external forces. External pressures occurred as the Federal Reserve Board attempted to slow economic growth and prevent inflation by increasing interest rates six times throughout the year. In response, the bond market plunged, suffering one of its worst declines in 40 years. Not only did higher interest rates push bond prices down, but they also caused utility prices to fall.

Internal forces, however, are producing a fundamental change in the electric utilities industry in the form of deregulation. This deregulation is creating competitive challenges which will ultimately affect all U.S. utilities. Concerns about deregulation added to last year's correction in the utilities market. The earnings of several electric utility companies have already been affected by deregulation as more retail customers are able to choose from a selection of electric power providers, and industrial heavy users negotiate lower rates. FPL Group, (formerly Florida Power & Light), SCE, a Rosemead, California company, and New York State Gas and Electric are notable cases where dividends have been cut. The Federal Energy Regulatory Commission is currently considering other significant deregulation issues, such as separating the cost of producing electricity from transmitting it across the wires.

Several other influences on 1994 utility results are also worth mentioning. First, weather conditions became less severe as the year progressed which hurt natural gas and electric utility earnings. Second, the typically high payout ratios (about 85%) of the electric utilities industry left little room for negative earnings surprises. At worst this contributed to dividend cuts in a period when the industry, as a whole, had slowed its dividend growth to less than 1%.

Portfolio Strategy

In the face of industry and market uncertainties, our strategy has been to keep the Utility Portfolio well diversified. In the second half of the year, we gradually increased the Portfolio's equity position. At year end, the Portfolio's allocation was approximately 60% stocks, 39% bonds and 1% cash. Within the equity sector, 67% was allocated to electric, 11% to natural gas and 13% to telephone. Late in the year, we increased both our stock and bond electric position. With prices depressed, electric utilities offer good value and attractive yields. We decreased our natural gas holdings because prices had collapsed, and we thought they might suffer further losses. Also, we sold Sprint, taking a profit on the strength of their long distance business, which decreased our telephone position.

To benefit from the effects of rising interest rates, we modestly increased the average duration in the bond portion of the Portfolio late in 1994. Duration is a measure of a fund's volatility when interest rates move up or down. The longer the duration, the more sensitive the fund is to interest rate changes.

Companies that we favor are low-cost producers with no expensive nuclear power generating equipment. One such company is American Electric Power. Located in Columbus, Ohio, it benefits from the Midwest's industrial strength and has excellent transmission capabilities. Another is Dayton Power & Light. It received a favorable rate decision from Ohio state regulators which should be good for earnings and above-average dividend growth. In the telephone sector, we have positive expectations for GTE. Although the benefits of restructuring have appeared more slowly than expected, we believe they will be seen in the next few years. There are also excellent opportunities in their cellular phone business.

Outlook

Looking ahead, we believe that interest rates will stabilize, creating more favorable circumstances for both the bond and stock markets. Deregulation should proceed more slowly than expected by many investors, but it will still be a factor in the industry. Some utilities with low costs already in place are in a position to benefit from deregulation, and we will continue to seek those companies for the Portfolio. In this environment, we expect that the performance of the Utility Portfolio should improve as we continue to emphasize a diversified portfolio and individual stock selection in the coming year.

Sincerely,

/s/ Stephen Treadway

Stephen Treadway
Chairman and Chief Executive Officer

January 31, 1995

Smith Barney Funds, Inc.
Utility Portfolio
-------------------------------------------------------------------------------
Historical Performance - Class A Shares
-------------------------------------------------------------------------------

                             Net Asset Value
                          -------------------
                          Beginning    End of     Income       Capital Gain       Total
Year Ended                 of Year      Year     Dividend     Distributions     Returns/(1)/
--------------------------------------------------------------------------------------------
12/31/94                   $13.29     $11.31      $0.81           $0.05           (8.56)%
--------------------------------------------------------------------------------------------
12/31/93                    13.07      13.29       0.81            0.31           10.37
--------------------------------------------------------------------------------------------
12/31/92                    13.07      13.07       0.79            0.17            7.77
--------------------------------------------------------------------------------------------
12/31/91                    11.94      13.07       0.79            0.06           17.21
--------------------------------------------------------------------------------------------
12/28/90*-12/31/90          11.94      11.94       0.01              --            0.08
--------------------------------------------------------------------------------------------
Total                                             $3.21           $0.59
--------------------------------------------------------------------------------------------

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

--------------------------------------------------------------------------------
Average Annual Total Return - Class A Shares
--------------------------------------------------------------------------------

                                                          Without              With
                                                      Sales Charge/(1)/   Sales Charge/(2)/
-------------------------------------------------------------------------------------------
Year Ended 12/31/94                                       (8.56)%             (13.14)%
-------------------------------------------------------------------------------------------
12/28/90* through 12/31/94                                 6.26                 4.90
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Historical Performance -- Class B Shares
--------------------------------------------------------------------------------

                             Net Asset Value
                          -------------------
                          Beginning    End of     Income       Capital Gain       Total
Year Ended                 of Year      Year     Dividend     Distributions     Returns/(1)/
--------------------------------------------------------------------------------------------
11/7/94*-12/31/94          $11.29      $11.32      $0.12          $0.05            1.82%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average Annual Total Return - Class B Shares
--------------------------------------------------------------------------------

                                                          Without              With
                                                      Sales Charge/(1)/   Sales Charge/(2)/
-------------------------------------------------------------------------------------------
11/7/94* through 12/31/94                                  1.82%              (3.18)%
-------------------------------------------------------------------------------------------

* Inception.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Historical Performance -- Class C Shares
--------------------------------------------------------------------------------

                             Net Asset Value
                          -------------------
                          Beginning    End of     Income       Capital Gain       Total
Year Ended                 of Year      Year     Dividend     Distributions     Returns/(1)/
--------------------------------------------------------------------------------------------
12/31/94                  $13.28      $11.32      $0.71         $0.05             (9.19)%
--------------------------------------------------------------------------------------------
12/31/93                   13.07       13.28       0.71          0.31              9.48
--------------------------------------------------------------------------------------------
12/2/92*-12/31/92          12.98       13.07       0.03          0.16              2.23
--------------------------------------------------------------------------------------------
Total                                             $1.45         $0.52
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average Annual Total Return - Class C Shares
--------------------------------------------------------------------------------

                                                          Without              With
                                                      Sales Charge/(1)/   Sales Charge/(2)/
-------------------------------------------------------------------------------------------
Year Ended 12/31/94                                       (9.19)%            (10.10)%
-------------------------------------------------------------------------------------------
12/2/90* through 12/31/94                                  0.77                0.77
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                                         Without
                                                                     Sales Charge/(1)/
--------------------------------------------------------------------------------------
Class A (12/28/90* through 12/31/94)                                      27.56%
--------------------------------------------------------------------------------------
Class B (11/7/94* through 12/31/94)                                        1.82
--------------------------------------------------------------------------------------
Class C (12/2/92* through 12/31/94)                                        1.62
--------------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 5.00%, Class B shares reflect the deduction of a 5.00% CDSC, which applies if shares are redeemed less than one year from initial purchase and declines by 1.00% per year until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC if shares are redeemed within the first year of purchase.

 *  Inception.

4

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
                        Growth of $10,000 Invested in
         Class A Shares of The Utility Portfolio vs Standard & Poor's
                   Utility, Lehman Bros. Intermediate Corp.
              Bond and Lehman Bros. Government Corp. Bond Indices
                                  (unaudited)
--------------------------------------------------------------------------------
                         December 1990 - December 1994



                             [GRAPH APPEARS HERE]



                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
   AMONG PORTFOLIO CLASS A, S&P UTILITY, LEHMAN BROTHER AND LEHMAN BROTHERS

                               PORTFOLIO
Measurement period               CLASS         S&P       LEHMAN        LEHMAN
(Fiscal Year Covered)              A         UTILITY     BROTHER      BROTHERS
---------------------           --------     --------    --------     --------
Measurement PT -
12/28/90                       $  9,550      $ 10,000    $ 10,000     $ 10,000

FYE 12/90                      $  9,559      $ 10,012    $ 10,017     $ 10,010
FYE 12/91                      $ 11,205      $ 11,479    $ 11,742     $ 11,544
FYE 12/92                      $ 12,076      $ 12,636    $ 12,675     $ 12,378
FYE 12/93                      $ 13,326      $ 14,453    $ 14,054     $ 13,698
FYE 12/94                      $ 12,185      $ 12,946    $ 13,738     $ 13,235



+Hypothetical illustration of $10,000 invested in Class A shares at inception on December 28, 1990, assuming deduction of the maximum 4.50% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through December 31, 1994. The Standard & Poor's Utility Index is composed of Telephone, Natural Gas and Electric Companies. The Lehman Brothers Intermediate (1-10) Corporate Bond Index includes all publicly issued fixed rate, nonconvertible investment grade SEC-registered corporate debt. The Lehman Brothers Government Corp. Bond Index includes the Government and Corporate Bond Indices, including U.S. government treasury and agency securities, corporate and yankee bonds. The corporate index sectors are industrial finance, utility and Yankee. The indices are unmanaged and are not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

 All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Schedule of Investments                                        December 31, 1994
--------------------------------------------------------------------------------

    SHARES                     SECURITY                                  VALUE
--------------------------------------------------------------------------------
COMMON STOCKS -- 59.0%
ELECTRIC -- 40.6%
   70,000          American Electrical Power Co.                     $ 2,301,250
   20,000          BCE Inc.                                              642,500
  100,000          DPL Inc Holding Co.                                 2,050,000
  130,000          Eastern Utility Association                         2,860,000
   30,000          Florida Progress Corp.                                900,000
   50,000          Illinova Corp.                                      1,087,500
   10,000          McDermott International Inc.                          247,500
  100,000          Montana Power Co.                                   2,300,000
   93,700          New York State Electric & Gas Corp.                 1,780,300
  128,100          Northeast Utilities                                 2,770,163
  170,000          Pacificorp                                          3,081,250
   80,000          Peco Energy Co.                                     1,960,000
   60,000          Portland General Corp.                              1,155,000
  110,000          Public Service Enterprise Group                     2,915,000
   59,000          Texas Utilities Co.                                 1,888,000
   15,000          TNP Enterprises Inc.                                  223,125
   60,000          United Illuminating Co.                               177,721
--------------------------------------------------------------------------------
                                                                      29,931,588
--------------------------------------------------------------------------------
NATURAL GAS -- 9.0%
   40,000          Questar Corp.                                       1,100,000
   10,000          Sonat Inc.                                            280,000
   25,000          Tenneco Inc.                                        1,062,500
   50,000          UGI Corp.                                           1,018,750
  135,000          Washington Energy Co.                               1,822,500
   50,000          Williams Coal Steam Gas Trust                         875,000
   20,000          Williams Co.                                          502,500
--------------------------------------------------------------------------------
                                                                       6,661,250
--------------------------------------------------------------------------------
TELECOMMUNICATIONS -- 1.0%
   40,000          Comsat Corp.                                          745,000
--------------------------------------------------------------------------------
TELEPHONE -- 6.0%
   15,000          Bell Atlantic Corp.                                   746,250
  120,000          GTE Corp.                                           3,645,000
--------------------------------------------------------------------------------
                                                                       4,391,250
--------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                            December 31, 1994
--------------------------------------------------------------------------------

    SHARES                     SECURITY                                  VALUE
--------------------------------------------------------------------------------
Real Estate Investment -- 2.4%
  25,000           McArthur Glen Realty                             $   412,500
  50,000           Storage USA Inc.                                   1,375,000
--------------------------------------------------------------------------------
                                                                      1,787,500
--------------------------------------------------------------------------------
                   TOTAL COMMON STOCKS (Cost--$45,244,400)           43,516,588
--------------------------------------------------------------------------------
     FACE
    AMOUNT                     SECURITY                                  VALUE
--------------------------------------------------------------------------------
CORPORATE BONDS -- 36.8%
ELECTRIC -- 28.1%
$1,000,000         Cleveland Electric Illumination, 9.375%
                     due 3/01/17                                        867,500
 2,000,000         Coastal Corp., 10.75% due 10/10/10                 2,200,000
 2,000,000         Coastal Corp., 9.625% due 5/15/12                  2,015,000
 3,000,000         First Private Funding, 10.30% due 1/15/14          2,827,500
 3,824,800         National Coop Services, 9.48% due 1/01/12          3,949,106
 2,000,000         Natural Rural Utilities, 9.00% due 9/1/21          2,005,000
 1,980,000         Public Service Electric, 8.75% due 11/01/21        1,940,400
 2,900,000         Texas New Mexico Power, 10.75% due 9/15/03         2,856,500
 2,000,000         Texas Utilities Electric, 9.75% due 5/01/21        2,072,500
--------------------------------------------------------------------------------
                                                                     20,733,506
--------------------------------------------------------------------------------
AIRLINE -- 2.9%
   2,150,000       Delta Airlines, 9.90% due 6/15/02                  2,155,374
--------------------------------------------------------------------------------
NATURAL GAS -- 3.8%
 2,000,000         Transcontinental Pipeline, 9.125% due 2/01/17      1,860,000
 1,000,000         Westinghouse Electric Co., 8.625% due 08/10/12       922,500
--------------------------------------------------------------------------------
                                                                      2,782,500
--------------------------------------------------------------------------------
TRANSPORTATION -- 2.0%
 2,O00,000         Greyhound, 10.00% due 7/31/01                      1,505,000
--------------------------------------------------------------------------------
                   TOTAL CORPORATE BONDS (Cost--$29,500,361)         27,176,380
--------------------------------------------------------------------------------
EURO BONDS -- 2.8%
 2,000,000         Fisher Brothers Financial Realty,
                      10.75% due 12/17/00 (Cost--$2,250,000)          2,075,000
--------------------------------------------------------------------------------
GOVERNMENT BONDS -- 1.4%
 1,000,000         U.S. Treasury Bond, 7.875% due 11/15/04
                     (Cost--$1,004,375)                               1,003,570
--------------------------------------------------------------------------------
                   TOTAL INVESTMENTS -- 100% (Cost--$77,999,136*)   $73,771,538
--------------------------------------------------------------------------------

*Aggregate cost for Federal income tax purposes is substantially the same.

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Statement of Assets and Liabilities                            December 31, 1994
--------------------------------------------------------------------------------


ASSETS:
    Investments, at value (Cost -- $77,999,136)                                 $73,771,538
    Cash                                                                          1,379,432
    Receivable for securities sold                                                1,349,021
    Receivable for Fund shares sold                                                 123,105
    Dividends and interest receivable                                             1,214,038
-------------------------------------------------------------------------------------------
    Total Assets                                                                 77,837,134
-------------------------------------------------------------------------------------------
LIABILITIES:
    Payable for securities purchased                                                155,450
    Payable for Fund shares purchased                                                13,045
    Management fees payable                                                          77,745
    Distribution costs payable                                                       55,407
    Accrued expenses and other liabilities                                          122,254
-------------------------------------------------------------------------------------------
    Total Liabilities                                                               423,961
-------------------------------------------------------------------------------------------
Total Net Assets                                                                $77,413,173
-------------------------------------------------------------------------------------------
NET ASSETS:
    Par value of capital shares                                                 $    68,449
    Capital paid in excess of par value                                          81,567,506
    Accumulated net realized gain on security transactions                            4,816
    Net unrealized depreciation of investments                                   (4,227,598)
-------------------------------------------------------------------------------------------
Total Net Assets                                                                $77,413,173
-------------------------------------------------------------------------------------------
Shares Outstanding:
    Class A                                                                       6,082,790
    ---------------------------------------------------------------------------------------
    Class B                                                                          65,086
    ---------------------------------------------------------------------------------------
    Class C                                                                         697,074
    ---------------------------------------------------------------------------------------
Net Asset Value:
    Class A (and redemption price)                                                   $11.31
    ---------------------------------------------------------------------------------------
    Class B*                                                                         $11.32
    ---------------------------------------------------------------------------------------
    Class C**                                                                        $11.32
    ---------------------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
    (net asset value plus 5.26% of net asset value per share)                        $11.91
-------------------------------------------------------------------------------------------

 * Redemption price is NAV of Class B shares reduced by 5.00% if shares are redeemed less than one year from initial purchase and declines by 1.00% per year until no CDSC is incurred.

** Redemption price is NAV of Class C shares reduced by 1.00% if shares are redeemed within the first year of purchase.

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Statement of Operations                     For the year ended December 31, 1994
--------------------------------------------------------------------------------

INVESTMENT INCOME:
    Dividends                                                                       $  3,534,460
    Interest                                                                           3,549,264
-------------------------------------------------------------------------------------------------
    Total Income                                                                       7,083,724
-------------------------------------------------------------------------------------------------
EXPENSES:
    Management fees (Note 2)                                                             557,472
    Distribution costs (Note 2)                                                          294,159
    Shareholder servicing fees                                                            69,847
    Registration fees                                                                     34,000
    Shareholder communication fees                                                        18,998
    Custodian fees                                                                        16,002
    Audit and legal fees                                                                  11,501
    Directors' fees                                                                        2,500
    Other                                                                                  7,904
-------------------------------------------------------------------------------------------------
    Total Expenses                                                                     1,012,383
-------------------------------------------------------------------------------------------------
Net Investment Income                                                                  6,071,341
-------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 4):
    Realized Gain From Security Transactions (excluding short-term securities):
      Proceeds from sales                                                             50,826,269
      Cost of securities sold                                                         50,489,933
-------------------------------------------------------------------------------------------------
    Net Realized Gain                                                                    336,336
    Change in Net Unrealized Appreciation of Investments:
      Beginning of year                                                               11,324,024
      End of year                                                                     (4,227,598)
-------------------------------------------------------------------------------------------------
    Decrease in Net Unrealized Appreciation                                          (15,551,622)
-------------------------------------------------------------------------------------------------
Net Loss on Investments                                                              (15,215,286)
-------------------------------------------------------------------------------------------------
Decrease in Net Assets Resulting From Operations                                    $ (9,143,945)
-------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                  For the years ended December 31,
                                                                           1994               1993
---------------------------------------------------------------------------------------------------
OPERATIONS:
    Net investment income                                            $ 6,071,341        $ 7,915,352
    Net realized gain                                                    336,336          2,781,304
    Increase (decrease) in net unrealized
       appreciation of investments                                   (15,551,622)         2,206,756
---------------------------------------------------------------------------------------------------
    Increase (Decrease) In Net Assets Resulting
      From Operations                                                 (9,143,945)        12,903,412
---------------------------------------------------------------------------------------------------
DISTRIBUTION TO SHAREHOLDERS FROM:
    Net investment income                                             (6,203,791)        (7,840,186)
    Net realized gain                                                   (339,516)        (2,776,876)
---------------------------------------------------------------------------------------------------
    Decrease In Net Assets From Distributions
      To Shareholders                                                 (6,543,307)       (10,617,062)
---------------------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
    Net proceeds from sale of shares                                   9,101,919         26,947,083
    Net asset value of shares issued for
       reinvestment of dividends                                       4,384,725          7,661,653
    Cost of shares reacquired                                        (41,366,290)       (43,211,654)
---------------------------------------------------------------------------------------------------
    Decrease In Net Assets From
      Fund Share Transactions                                        (27,879,646)        (8,602,918)
---------------------------------------------------------------------------------------------------
Decrease In Net Assets                                               (43,566,898)        (6,316,568)

NET ASSETS:
    Beginning of year                                                120,980,071        127,296,639
---------------------------------------------------------------------------------------------------
    End of year*                                                     $77,413,173       $120,980,071
---------------------------------------------------------------------------------------------------
*Includes undistributed net investment income of:                             --            $84,181
---------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1. Significant Accounting Policies

     The Utility Portfolio ("Portfolio") is a separate investment portfolio of the Smith Barney Funds, Inc. ("Fund"). The Fund, a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company and consists of this Portfolio and six other separate investment portfolios: Income and Growth, U.S. Government Securities, Income Return Account, Monthly Payment Government, Short-Term U.S. Treasury Securities and Capital Appreciation Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

     The significant accounting policies consistently followed by the Portfolio are: (a) securities transactions are accounted for on trade date; (b) securities traded on national securities markets are valued at the closing prices on such markets; securities for which no sales price was reported and U.S. Government and Government Agency obligations are valued at the mean between the bid and asked prices; short-term investments that have a maturity of more than 60 days are valued at prices based on market quotations for securities of similar type, yield and maturity; short-term investments that have a maturity of 60 days or less are valued at cost plus accreted discount, or minus amortized premium, as applicable; (c) dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis; (d) gains or losses on the sale of securities are calculated by using the specific identification method; (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; (f) dividends and distributions to shareholders are recorded by the Portfolio on the ex-dividend date; (g) the accounting records of the Portfolio are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities, and income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. Differences between income and expense amounts recorded and collected or paid are adjusted when reported by the custodian bank; (h) the Portfolio intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

taxes has been made; and (i) during 1994, the Fund adopted Statement of Position
                                                           ---------------------
93-2 Determination, Disclosure, and Financial Statement Presentation of Income,
------------------------------------------------------------------------------
Capital Gain, and Return of Capital Distributions by Investment Companies.
-------------------------------------------------------------------------
Accordingly, the net investment loss of $48,269 at December 31, 1994 has been reclassified to paid-in capital. Net investment income, net realized gains, and net assets were not affected by this change.

     2. Management Agreement and Transactions with Affiliated Persons

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), formerly known as Smith Barney Advisers, Inc., a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager of the Fund. The Utility Portfolio pays SBMFM a management fee calculated at an annual rate of 0.60% on the first $500 million of average daily net assets, 0.55% on the next $500 million and 0.50% on average daily net assets in excess of $1.0 billion. All fees are calculated daily and paid monthly.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares and primary broker for its portfolio agency transactions. For the year ended December 31, 1994, SB received brokerage commissions of $22,907 and was paid sales charges on Class A share purchases of approximately $162,000.

     Effective November 7, 1994, the Fund adopted a new class structure, renaming the existing Class B shares as Class C shares and exchanging the old Class C shares into Class A shares. A contingent deferred sales charge ("CDSC") was imposed on new Class B shares which begins at 5.00% if redemption occurs less than one year from initial purchase and declines by 1.00% per year until no CDSC is incurred. A CDSC of 1.00% was imposed on Class C shares if redemption occurs within the first year from the date such investment was made. Any CDSC imposed on redemptions is paid to SB. For the year ended December 31, 1994, there were approximately $8,000 in such charges.

     Pursuant to a Distribution Plan the Portfolio pays a service fee with respect to its Class A, B and C shares calculated at the annual rate of 0.25% of the average daily net assets of each respective class' shares. The

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Portfolio also pays a distribution fee with respect to Class B and C shares calculated at the annual rate of 0.75% of the average daily net assets for that class. All officers and two directors of the Fund are employees of SB.

     3. Investments

     During the year ended December 31, 1994, the aggregate cost of purchases and proceeds from sales of investments (including maturities, but excluding short-term securities) was $21,757,160 and $50,826,269, respectively.

     At December 31, 1994, the net unrealized depreciation of investments for Federal income tax purposes consisted of the following:

--------------------------------------------------------------------------------
Gross unrealized appreciation                                      $  2,210,202
Gross unrealized depreciation                                        (6,437,800)
--------------------------------------------------------------------------------
Net unrealized depreciation                                        $ (4,227,598)
--------------------------------------------------------------------------------

     4. Repurchase Agreements

     The Portfolio purchases (and its custodian takes possession of) U.S. Government securities from banks and securities dealers subject to agreements to resell the securities to the sellers at a future date (generally, the next business day) at an agreed-upon higher repurchase price. The Portfolio requires continual maintenance of the market value of the collateral in amounts at least equal to the repurchase price.

     5. Capital Shares

     At December 31, 1994, there were two billion shares of $0.01 par value capital stock authorized. The Portfolio has the ability to issue multiple classes of shares. Each share of a class represents an identical interest and has the same rights, except that each class bears certain expenses, including those specifically related to the distribution of its shares. At December 31, 1994, paid-in capital amounted to the following for each class:


                                             Class A      Class B      Class C
--------------------------------------------------------------------------------
Total Paid-in Capital                     $71,423,954    $739,046    $9,472,955
--------------------------------------------------------------------------------

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

      Transactions in shares of each class were as follows:

                                                        Year Ended                         Year Ended
                                                     December 31, 1994                  December 31, 1993
                                              ----------------------------        ---------------------------
                                                Shares             Amount           Shares            Amount
---------------------------------------------------------------------------------------------------------------
Class A++
Shares sold                                     399,731          $4,862,656        1,403,632       $ 19,296,800
Shares issued on reinvestment                   333,095           3,997,753          540,025          7,351,402
Shares redeemed                              (3,185,160)        (39,122,649)      (3,104,284)       (42,558,472)
----------------------------------------------------------------------------------------------------------------
Net Decrease                                 (2,452,334)       $(30,262,240)      (1,160,627)      $(15,910,270)
----------------------------------------------------------------------------------------------------------------
Class B*
Shares sold                                      65,088            $738,648          529,526       $  7,318,245
Shares issued on reinvestment                       279               3,155           21,923            296,738
Shares redeemed                                    (281)             (3,206)         (47,143)          (653,182)
----------------------------------------------------------------------------------------------------------------
Net Increase                                     65,086            $738,597          504,306       $  6,961,801
----------------------------------------------------------------------------------------------------------------
Class C+
Shares sold                                     282,137         $ 3,500,615           23,589       $    332,038
Shares issued on reinvestment                    32,304             383,817              999             13,513
Shares redeemed                                (187,475)         (2,240,435)              --                 --
----------------------------------------------------------------------------------------------------------------
Net Increase                                    126,966         $ 1,643,997           24,588       $    345,551
----------------------------------------------------------------------------------------------------------------

++ On October 10, 1994 the old Class C shares were exchanged into Class A shares and therefore Class C share activity is included with the Class A share activity prior to this date.

 *  Sales of Class B shares commenced on November 7, 1994.

 +  On November 7, 1994 the old Class B shares were renamed Class C shares.

14

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class A Shares                                   1994         1993         1992        1991         1990(1)
-----------------------------------------------------------------------------------------------------------
Net Asset Value, Beginning of Year             $13.29       $13.07       $13.07      $11.94       $11.94
-----------------------------------------------------------------------------------------------------------
Income (Loss) from Investment Operations:
  Net investment income                          0.79         0.82         0.79        0.78         0.01
  Net realized and unrealized gain (loss)
  on investments                                (1.91)        0.52         0.17        1.20           --
-----------------------------------------------------------------------------------------------------------
Total Income (Loss) from Investment Operations  (1.12)        1.34         0.96        1.98         0.01
-----------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income          (0.81)       (0.81)       (0.79)      (0.79)       (0.01)
  Distributions from net realized gains on
  security transactions (2)                     (0.05)       (0.31)       (0.17)      (0.06)          --
-----------------------------------------------------------------------------------------------------------
Total Distributions                             (0.86)       (1.12)       (0.96)      (0.85)       (0.01)
-----------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                   $11.31       $13.29       $13.07      $13.07       $11.94
-----------------------------------------------------------------------------------------------------------
Total Return                                    (8.56)%      10.37%        7.77%      17.21%        0.08%++
-----------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                $68,788     $113,080     $126,437    $104,905      $71,237
-----------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                       1.01%        0.98%        1.07%       1.00%        1.00%+
  Net investment income                          6.54         5.97         6.13        6.61         7.58+
-----------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         23.54%       36.68%       27.54%      39.45%          --
-----------------------------------------------------------------------------------------------------------
                                           Class B Shares (3)                     Class C Shares (5)
                                           -----------------                  --------------------------
                                                1994(4)                       1994      1993     1992(6)
-----------------------------------------------------------------------------------------------------------
Net Asset Value, Beginning of Year             $11.29                        $13.28   $13.07     $12.98
-----------------------------------------------------------------------------------------------------------
Income (Loss) from Investment Operations:
  Net investment income                          0.14                          0.71     0.73       0.02
  Net realized and unrealized gain
  on investments                                 0.06                         (1.91)    0.50       0.26
-----------------------------------------------------------------------------------------------------------
Total Income (Loss) from Investment Operations   0.20                         (1.20)    1.23       0.28
-----------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income          (0.12)                        (0.71)   (0.71)     (0.03)
  Distributions from net realized gains on
  security transactions (2)                     (0.05)                        (0.05)   (0.31)     (0.16)
-----------------------------------------------------------------------------------------------------------
Total Distributions                             (0.17)                        (0.76)   (1.02)     (0.19)
-----------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                   $11.32                        $11.32   $13.28     $13.07
-----------------------------------------------------------------------------------------------------------
Total Return                                     1.82%++                      (9.19)%   9.48%      2.23%++
-----------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                   $737                        $7,889   $7,573       $860
-----------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                       1.67%+                        1.77%    1.72%      1.55%+
  Net investment income                          4.71+                         5.87     5.12       2.45+
-----------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         23.54%                        23.54%   36.68%     27.45%
-----------------------------------------------------------------------------------------------------------

(1) For the period from December 28, 1990 (inception date) to December 31, 1990.

(2) Net short term gains, if any, are included and reported as ordinary income for tax purposes.

(3) On November 7, 1994 the old Class B shares were renamed Class C shares.
(4) For the period from November 7, 1994 (inception date) to December 31, 1994.

(5) On October 10, 1994 old Class C shares were exchanged into Class A shares and therefore Class C share activity is included with the Class A share activity prior to this date.

(6) For the period from December 2, 1992 (inception date) to December 31, 1992.

++ Not annualized as it may not be representative of the total return for the year.

 +  Annualized.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Smith Barney Funds, Inc.:

     We have audited the accompanying statement of assets and liabilities including the schedule of investments of the Utility Portfolio of Smith Barney Funds, Inc. as of December 31, 1994, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended and the period from December 28, 1990 (commencement of operations) to December 31, 1990. These financial statements and financial highlights are the responsibility of the Portfolio's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Utility Portfolio of Smith Barney Funds, Inc. as of December 31, 1994 and the results of its operations for the year then ended, changes in its net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended and the period from December 28, 1990 (commencement of operations) to December 31, 1990, in conformity with generally accepted accounting principles.

                                                     /s/ KPMG Peat Marwick LLP

New York, New York
February 17, 1995

Smith Barney
Funds, Inc.

Directors
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P. Martin, M.D.
Roderick C. Rasmussen
Bruce  D. Sargent
John P. Toolan
Stephen Treadway, Chairman
C. Richard Youngdahl

Officers
Stephen Treadway
Chief Executive Officer

Heath B. McLendon
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Bruce D. Sargent
Vice President

Ayako Weissman
Vice President

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary


Smith Barney
------------

[LOGO OF TRAVELERS GROUP APPEARS HERE]

Investment Manager
Smith Barney Mutual Funds
Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder
Servicing Agent
The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134

This report is submitted for the general information of the shareholders of Smith Barney Funds, Inc. -- Utility Portfolio. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Portfolio, which contains information concerning the Portfolio's investment policies and expenses as well as other pertinent information.

Smith Barney Funds, Inc.
388 Greenwich Street
New York, New York 10013

FD 0852 B5

SEMI-ANNUAL REPORT
                                      OF
                 SMITH BARNEY FUNDS, INC. -- UTILITY PORTFOLIO
                 FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1995

--------------------------------------------------------------------------------
SEMI-ANNUAL REPORT
--------------------------------------------------------------------------------

                         Smith Barney
                         Funds, Inc.

                         Utility Portfolio
                         -------------------------------------------------------
                         June 30,1995



[LOGO APPEARS HERE]      Smith Barney Mutual Funds
                         Investing for your future.
                         Every day.

--------------------------------------------------------------------------------
Utility Portfolio
--------------------------------------------------------------------------------

Dear Shareholder:

The Utility Portfolio's total return for the six months ended June 30, 1995 was 12.62% for Class A shares. This compares with 15.14% for the Standard & Poor's Utility Index, an unmanaged index of 45 gas, electric, and telephone stocks, and 11.80% for the Lehman Government/Corporate Bond Index, an unmanaged index which measures the performance of U.S. government and corporate bonds, for the same period. The average total return for all utility stock funds for the same period was 11.11%, according to Lipper Analytical Services.

Financial assets performed well across the board for the first half of 1995, and utility issues were no exception. Interest rates have declined this year almost as sharply as they rose last year. One important difference this year is that market forces are now leading interest rates down whereas in 1994 the Federal Reserve Board led rates up. The Fed's recent decision to notch down rates by one-quarter percentage point bodes well for utility stocks since a further decline in rates is expected. As we moved through the first half of 1995, consumer sales weakened, which, in turn, contributed to a classic inventory correction. A number of key commodity prices have either declined or peaked out. Significantly, there appears to be some progress in Washington in paring down the budget excesses of the past. Thus, we may be in an environment where short-term trends favorable to low inflation and stable interest rates are reinforced by longer-term trends.

Portfolio Strategy

We have been fully invested throughout the year. At the present time, asset allocation for the Utility Portfolio is 32% bonds and 68% stocks. The duration of the bonds is less than 10 years, and they are, for the most part, widely diversified between electric and natural gas utility issuers. In the equity sector, the breakdown is: electric, 65%; telephone, 16%; natural gas, 15%; and miscellaneous, 4%.

Deregulation is having a huge impact on electric utilities as it slowly erodes utilities' monopoly status and makes them compete to sell power, especially to large industrial users. Because of these pressures, market participants now perceive electric utility stocks to be more risky investments. This has pushed utility yields to about the same level as Treasury bond yields whereas historically, utility yields have been approximately one percentage point lower. In this changing market environment, investors are more carefully evaluating a utility's competitive position with respect to production costs, debt levels, and market share -- making dividend yield a less important criterion.

In selecting stocks for the Utility Portfolio, we try to focus on companies with low payout ratios combined with being a low-cost producer of electricity. Special situations are also an integral part of the Portfolio. One example is Entergy, an out-of-favor electric utility with a low price/book ratio and a high yield. We think that there are a number of positive changes taking place within the company which are not yet reflected in the price of the stock. We have also added Houston Industries to the Portfolio. We believe that the sale of its cable operations will provide funds for a share buy-back plan and boost earnings. In the telephone utilities area, we have added Sprint and Comsat and increased our position in Telmex.

Outlook

As we discussed, the yield on utility stocks is historically high relative to Treasuries. In our opinion, utility stock prices are still undervalued primarily because of the threat of deregulation and therefore have a potential for appreciation. Although increased competition and deregulation is still very real, it could take a long time to materialize. This should benefit electric utility stock performance over the near term. In the natural-gas sector, the price of natural gas has also declined, but should recover later in the year. This will be modestly positive for Questar, Tenneco and Sonat. In the telephone industry, the soft landing for the economy should keep interest rates attractive and provide unit-volume growth, which will be especially positive for Sprint. Regulatory changes pending in Congress should benefit our largest position in GTE, as well as Bell Atlantic.

We thank you for your confidence in our investment management and look forward to serving your investment needs in the future.

Sincerely,

/s/ Heath B. McLendon                          /s/ Philip Miller
Heath B. McLendon                              Philip Miller
Chairman and                                   Portfolio Manager
Chief Executive Officer

July 20, 1995

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Historical Performance -- Class A Shares
--------------------------------------------------------------------------------

                            Net Asset Value
                         ---------------------
                         Beginning      End of         Income      Capital Gain        Total
Period Ended             of Period      Period        Dividend     Distributions    Returns/(1)/
================================================================================================
6/30/95                   $11.31        $12.31          $0.41         $0.00            12.62%
------------------------------------------------------------------------------------------------
12/31/94                   13.29         11.31           0.81          0.05            (8.56)
------------------------------------------------------------------------------------------------
12/31/93                   13.07         13.29           0.81          0.31            10.37
------------------------------------------------------------------------------------------------
12/31/92                   13.07         13.07           0.79          0.17             7.77
------------------------------------------------------------------------------------------------
12/31/91                   11.94         13.07           0.79          0.06            17.21
------------------------------------------------------------------------------------------------
Inception*- 12/31/90       11.94         11.94           0.01          0.00             0.08
================================================================================================
Total                                                   $3.62         $0.59
================================================================================================

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

--------------------------------------------------------------------------------
Average Annual Total Return -- Class A Shares
--------------------------------------------------------------------------------

                                                Without              With
                                            Sales Charge/(1)/  Sales Charge/(2)/
================================================================================================
Six Months Ended 6/30/95+                        12.62%              6.95%
------------------------------------------------------------------------------------------------
Year Ended 6/30/95                               12.87               7.21
------------------------------------------------------------------------------------------------
Inception* through 6/30/95                        8.37               7.14
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Historical Performance -- Class B Shares
--------------------------------------------------------------------------------

                            Net Asset Value
                         ---------------------
                         Beginning      End of         Income      Capital Gain        Total
Period Ended             of Period      Period        Dividend     Distributions    Returns/(1)/
================================================================================================
6/30/95                   $11.32        $12.34          $0.35          $0.00           12.31%
------------------------------------------------------------------------------------------------
Inception*-12/31/94        11.29         11.32           0.12           0.05            1.82
================================================================================================
Total                                                   $0.47          $0.05
================================================================================================

--------------------------------------------------------------------------------
Average Annual Total Return -- Class B Shares
--------------------------------------------------------------------------------

                                                     Without                     With
                                                 Sales Charge/(1)/         Sales Charge/(2)/
================================================================================================
Six Months Ended 6/30/95+                             12.31%                     7.31%
------------------------------------------------------------------------------------------------
Inception* through 6/30/95                            14.36                      9.36
------------------------------------------------------------------------------------------------

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Historical Performance -- Class C Shares
--------------------------------------------------------------------------------

                            Net Asset Value
                         ---------------------
                         Beginning      End of         Income      Capital Gain        Total
Period Ended             of Period      Period        Dividend     Distributions    Returns/(1)/
================================================================================================
6/30/95                   $11.32        $12.33         $0.35           $0.00           12.22%
------------------------------------------------------------------------------------------------
12/31/94                   13.28         11.32          0.71            0.05           (9.19)
------------------------------------------------------------------------------------------------
12/31/93                   13.07         13.28          0.71            0.31            9.48
------------------------------------------------------------------------------------------------
Inception*-12/31/92        12.98         13.07          0.03            0.16            2.23
================================================================================================
Total                                                  $1.80           $0.52
================================================================================================

--------------------------------------------------------------------------------
Average Annual Total Return -- Class C Shares
--------------------------------------------------------------------------------

                                                     Without                     With
                                                 Sales Charge/(1)/         Sales Charge/(2)/
================================================================================================
Six Months Ended 6/30/95+                             12.22%                    11.22%
------------------------------------------------------------------------------------------------
Year Ended 6/30/95                                    12.07                     11.07
------------------------------------------------------------------------------------------------
Inception* through 6/30/95                             5.23                      5.23
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                                                Without
                                                                           Sales Charge/(1)/
================================================================================================
Class A (Inception* through 6/30/95)                                            43.66%
------------------------------------------------------------------------------------------------
Class B (Inception* through 6/30/95)                                            14.36
------------------------------------------------------------------------------------------------
Class C (Inception* through 6/30/95)                                            14.03
------------------------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 5.00% and Class B shares reflect the deduction of a 5.00% CDSC, which applies if shares are redeemed less than one year from initial purchase. Class C shares reflect the deduction of a 1.00% CDSC if shares are redeemed within the first year of purchase.

 * Inception dates for Class A, B and C shares are December 28, 1990, November 7, 1994 and December 2, 1992, respectively.

 + Represents total return for the period from January 1, 1995 through June 30, 1995, not annualized.

4

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
               Growth of $10,000 Invested in Class A Shares of
       The Utility Portfolio vs Standard & Poor's Utility, Lehman Bros.
                   Intermediate Corp. Bond and Lehman Bros.
                         Government Corp. Bond Indexes
                                  (unaudited)
--------------------------------------------------------------------------------
                           December 1990 - June 1995



                             [GRAPH APPEARS HERE]


                                           Lehman Brothers     Lehman Brothers
              Utility           S&P       Intermediate Corp.     Gov't. Corp.
 Date        Portfolio        Utility         Bond Index          Bond Index
 ----        ---------        -------         ----------          ----------
12/28/90       9,550           10,000           10,000              10,000
12/90          9,559           10,012           10,017              10,010
12/91         11,205           11,479           11,742              10,544
12/92         12,076           12,636           12,675              12,378
12/93         13,326           14,453           14,054              13,698
12/94         12,185           12,946           13,738              13,788
6/95          13,723           14,906           15,379              15,415


+ Hypothetical illustration of $10,000 invested in Class A shares at inception on December 28, 1990, assuming deduction of the maximum 4.50% sales charge in effect at the time of investment and reinvestment of dividends (after deduction of applicable sales charge through November 7, 1994, afterwards at net asset value) and capital gains at net asset value through June 30, 1995. The Standard & Poor's Utility Index is composed of Telephone, Natural Gas and Electric Companies. The Lehman Brothers Intermediate (1-10) Corporate Bond Index includes all publicly issued fixed rate, nonconvertible investment grade SEC-registered corporate debt. The Lehman Brothers Government Corp. Bond Index includes the Government and Corporate Bond Indexes, including U.S. government treasury and agency securities, corporate and yankee bonds. The corporate index sectors are industrial finance, utility and Yankee. The indexes are unmanaged and are not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

  All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                                                                               5

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (unaudited)                                June 30, 1995
--------------------------------------------------------------------------------


   SHARES                       SECURITY                                  VALUE
===============================================================================
COMMON STOCKS -- 59.6%
ELECTRIC -- 37.5%
     35,000         American Electrical Power Co.                   $ 1,229,375
    100,000         DPL Inc. Holding Co.                              2,212,500
    125,000         Eastern Utilities Association                     2,828,125
     70,000         Energy Corp.                                      1,688,750
     25,000         Florida Progress Corp.                              781,250
     50,000         Illinova Corp.                                    1,268,750
     10,000         Houston Industries                                  421,250
    100,000         Montana Power Co.                                 2,300,000
     93,700         New York State Electric & Gas Corp.               2,190,238
    110,000         Northeast Utilities                               2,475,000
    100,000         Pacificorp                                        1,875,000
     80,000         Peco Energy Co.                                   2,210,000
     60,000         Portland General Corp.                            1,327,500
    110,000         Public Service Enterprise Group                   3,052,500
     59,000         Texas Utilities Co.                               2,028,125
     60,000         United Illumination Co.                           1,980,000
-------------------------------------------------------------------------------
                                                                     29,868,363
-------------------------------------------------------------------------------
NATURAL GAS -- 10.7%
     30,000         Central & Southwest Corp.                           787,500
     25,000         CMS Energy Corp.                                    615,625
     40,000         Questar Corp.                                     1,150,000
     10,000         Sonat Inc.                                          305,000
     25,000         Tenneco Inc.                                      1,150,000
     50,000         UGI Corp.                                         1,056,250
    155,000         Washington Energy Co.                             2,538,125
     50,000         Williams Coal Steam Gas Trust                       887,500
-------------------------------------------------------------------------------
                                                                      8,490,000
-------------------------------------------------------------------------------
TELECOMMUNICATION -- 3.0%
     50,000         Comsat Corp.                                        981,250
     20,000         Sprint Corp.                                        672,500
     25,000         Telefonos de Mexico                                 740,625
-------------------------------------------------------------------------------
                                                                      2,394,375
-------------------------------------------------------------------------------
TELEPHONE -- 6.2%
     15,000         Bell Atlantic Corp.                                 840,000
    120,000         GTE Corp.                                         4,095,000
-------------------------------------------------------------------------------
                                                                      4,935,000
-------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (unaudited) (continued)                    June 30, 1995
--------------------------------------------------------------------------------


   SHARES                       SECURITY                                  VALUE
===============================================================================
Real Estate Investment Trusts -- 2.2%
     25,000         McArthur Glen Realty                            $   365,625
     50,000         Storage USA Inc.                                  1,418,750
-------------------------------------------------------------------------------
                                                                      1,784,375
-------------------------------------------------------------------------------
                    TOTAL COMMON STOCKS (Cost -- $45,434,908)        47,472,113
===============================================================================


    FACE
   AMOUNT                       SECURITY                                  VALUE
===============================================================================
CORPORATE BONDS -- 37.7%
AIRLINE -- 3.0%
 $2,150,000         Delta Airlines, 9.900% due 6/16/02                2,413,375
-------------------------------------------------------------------------------
ELECTRIC -- 28.6%
  1,000,000         Cleveland Electric Illumination,
                    9.375% due 3/01/17                                  970,000
  2,000,000         Coastal Corp., 10.750% due 10/01/10               2,512,500
  2,000,000         Coastal Corp., 9.625% due 5/15/12                 2,300,000
  3,000,000         First Private Funding, 10.300% due 1/15/14        3,082,500
  3,825,000         National Coop Services, 9.480% due 1/01/12        4,135,781
  2,000,000         National Rural Utilities, 9.000% due 9/1/21       2,235,000
  1,980,000         Public Service Electric, 8.750% due 11/01/21      2,128,500
  2,900,000         Texas New Mexico Power, 10.750% due 9/15/03       3,055,875
  2,000,000         Texas Utilities Electric, 9.750% due 5/01/21      2,322,500
-------------------------------------------------------------------------------
                                                                     22,742,656
-------------------------------------------------------------------------------
NATURAL GAS -- 3.9%
  2,000,000         Transcontinental Pipeline, 9.125% due 2/01/17     2,102,500
  1,000,000         Westinghouse Electric Co., 8.625% due 8/01/12     1,032,500
-------------------------------------------------------------------------------
                                                                      3,135,000
-------------------------------------------------------------------------------
TRANSPORTATION -- 2.2%
  2,000,000         Greyhound, 10.000% due 7/31/01                    1,737,500
-------------------------------------------------------------------------------
                    TOTAL CORPORATE BONDS (Cost -- $29,500,561)      30,028,531
===============================================================================
EURO BONDS -- 2.7%
  2,000,000         Fisher Brothers Financial Realty,
                    10.75% due 12/17/00 (Cost -- $2,250,000)          2,110,000
===============================================================================
                    TOTAL INVESTMENTS -- 100%
                    (Cost -- $77,185,469*)                          $79,610,644
===============================================================================

* Aggregate cost for Federal income tax purposes is substantially the same.

                      See Notes to Financial Statements.

                                                                               7

Smith Barney Funds, Inc.
Utility Portfolio
-------------------------------------------------------------------------------
Statement of Assets and Liabilities (unaudited)                   June 30, 1995
-------------------------------------------------------------------------------

ASSETS:
   Investments, at value (Cost -- $77,185,469)                      $79,610,644
   Receivable for securities sold                                       419,544
   Dividends and interest receivable                                  1,178,266
-------------------------------------------------------------------------------
   Total Assets                                                      81,208,454
-------------------------------------------------------------------------------
LIABILITIES:
   Management fees payable                                               40,386
   Distribution costs payable                                            16,187
   Dividends payable                                                    434,198
   Accrued expenses                                                      59,949
   Other liabilities                                                    727,750
-------------------------------------------------------------------------------
   Total Liabilities                                                  1,278,470
-------------------------------------------------------------------------------
Total Net Assets                                                    $79,929,984
===============================================================================
NET ASSETS:
   Par value of capital shares                                      $    64,898
   Capital paid in excess of par value                               77,266,117
   Overdistributed net investment income                                (54,359)
   Accumulated net realized gain on security transactions               228,153
   Net unrealized appreciation of investments                         2,425,175
-------------------------------------------------------------------------------
Total Net Assets                                                    $79,929,984
===============================================================================
Shares Outstanding:
   Class A                                                            5,661,001
-------------------------------------------------------------------------------
   Class B                                                              198,878
-------------------------------------------------------------------------------
   Class C                                                              629,937
-------------------------------------------------------------------------------
Net Asset Value:
   Class A (and redemption price)                                        $12.31
-------------------------------------------------------------------------------
   Class B*                                                              $12.34
-------------------------------------------------------------------------------
   Class C**                                                             $12.33
-------------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
(net asset value plus 5.26% of net asset value per share)                $12.96
===============================================================================

 * Redemption price is NAV of Class B shares reduced by a 5.00% CDSC if shares are redeemed less than one year from initial purchase.

** Redemption price is NAV of Class C shares reduced by a 1.00% CDSC if shares are redeemed within the first year of purchase.

                      See Notes to Financial Statements.

8

Smith Barney Funds, Inc.
Utility Portfolio
-------------------------------------------------------------------------------
Statement of Operations (unaudited)
-------------------------------------------------------------------------------
For the Six Months Ended June 30, 1995


INVESTMENT INCOME:
   Dividends                                                         $1,573,331
   Interest                                                           1,523,606
-------------------------------------------------------------------------------
   Total Investment Income                                            3,096,937
-------------------------------------------------------------------------------
EXPENSES:
   Management fees (Note 2)                                             239,216
   Distribution fees (Note 2)                                           136,541
   Shareholder and system servicing fees                                 34,449
   Registration fees                                                     16,860
   Shareholder communications                                             9,421
   Custody                                                                7,935
   Audit and legal                                                        5,703
   Directors' fees                                                        1,240
   Other                                                                  3,919
-------------------------------------------------------------------------------
   Total Expenses                                                       455,284
-------------------------------------------------------------------------------
Net Investment Income                                                 2,641,653
-------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 3):
   Realized Gain From Security Transactions
   (excluding short-term securities):
      Proceeds from sales                                             7,506,324
      Cost of securities sold                                         7,282,987
-------------------------------------------------------------------------------
   Net Realized Gain                                                    223,337
-------------------------------------------------------------------------------
   Change in Net Unrealized Appreciation of Investments:
      Beginning of period                                            (4,227,598)
      End of period                                                   2,425,175
-------------------------------------------------------------------------------
   Increase in Net Unrealized Appreciation                            6,652,773
-------------------------------------------------------------------------------
Net Gain on Investments                                               6,876,110
-------------------------------------------------------------------------------
Increase in Net Assets From Operations                               $9,517,763
===============================================================================

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Statements of Changes in Net Assets
--------------------------------------------------------------------------------

For the Six Months Ended June 30, 1995 (unaudited) and the Year Ended December 31, 1994

                                                                          1995                 1994
===================================================================================================
OPERATIONS:
   Net investment income                                          $  2,641,653         $  6,071,341
   Net realized gain                                                   223,337              336,336
   Increase (decrease) in net unrealized appreciation
      of investments                                                 6,652,773          (15,551,622)
---------------------------------------------------------------------------------------------------
   Increase (Decrease) in
      Net Assets From Operations                                     9,517,763           (9,143,945)
---------------------------------------------------------------------------------------------------
DISTRIBUTION TO
SHAREHOLDERS FROM:
   Net investment income                                            (2,696,012)          (6,203,791)
   Net realized gain                                                        --             (339,516)
---------------------------------------------------------------------------------------------------
   Decrease in Net Assets From
      Distributions To Shareholders                                 (2,696,012)          (6,543,307)
---------------------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS (NOTE 5):
   Net proceeds from sale of shares                                  3,863,832            9,101,919
   Net asset value of shares issued for
      reinvestment of dividends                                      1,512,348            4,384,725
   Cost of shares reacquired                                        (9,681,120)         (41,366,290)
---------------------------------------------------------------------------------------------------
   Decrease in Net Assets From Fund
      Share Transactions                                            (4,304,940)         (27,879,646)
---------------------------------------------------------------------------------------------------
Increase (Decrease) In Net Assets                                    2,516,811          (43,566,898)
NET ASSETS:
   Beginning of period                                              77,413,173          120,980,071
---------------------------------------------------------------------------------------------------
   End of period*                                                  $79,929,984         $ 77,413,173
===================================================================================================
* Includes overdistributed net investment income of:                  $(54,359)                  --
===================================================================================================

                      See Notes to Financial Statements.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (unaudited)
--------------------------------------------------------------------------------

     1. Significant Accounting Policies

     The Utility Portfolio ("Portfolio") is a separate investment portfolio of the Smith Barney Funds, Inc. ("Fund"). The Fund, a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company and consists of this Portfolio and five other separate investment portfolios: Income and Growth, U.S. Government Securities, Income Return Account, Monthly Payment Government and Short-Term U.S. Treasury Securities Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate semi-annual reports.

     The significant accounting policies consistently followed by the Fund are:
(a) securities transactions are accounted for on trade date; (b) securities traded on national securities markets are valued at the closing prices on such markets; securities for which no sales price was reported and U.S. Government and Government Agency obligations are valued at the mean between the bid and asked prices; short-term investments that have a maturity of more than 60 days are valued at prices based on market quotations for securities of similar type, yield and maturity; short-term investments that have a maturity of 60 days or less are valued at cost plus accreted discount, or minus amortized premium, as applicable; (c) dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis; (d) gains or losses on the sale of securities are calculated by using the specific identification method; (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; (f) dividends and distributions to shareholders are recorded on the ex-dividend date; (g) the accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities, and income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. Differences between income and expense amounts recorded and collected or paid are adjusted when reported by the custodian bank;
(h) each portfolio intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made; and (i) during 1994, the Fund adopted STATEMENT OF POSITION 93-2

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (unaudited) (continued)
--------------------------------------------------------------------------------

DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES. Accordingly, the net investment loss of $48,269 at December 31, 1994 has been reclassified to paid-in capital. Net investment income, net realized gains, and net assets were not affected by this change.

     2. Management Agreement and Transactions with Affiliated Persons

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager of the Fund. The Utility Portfolio pays SBMFM a management fee calculated at an annual rate of 0.60% on the Portfolio's average daily net assets up to $500 million, 0.55% on the next $500 million and 0.50% on average daily net assets in excess of $1.0 billion. All fees are calculated daily and paid monthly.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares and primary broker for its portfolio agency transactions. For the six months ended June 30, 1995, SB received brokerage commissions of $2,100 and sales charges of approximately $39,000 on sales of Utility Class A shares.

     There is a contingent deferred sales charge ("CDSC") of 5.00% on Class B shares if redemption occurs less than one year from initial purchase and declines by 1.00% per year thereafter until no CDSC is incurred. Class C shares have a 1.00% CDSC if redemption occurs within the first year from the date such investment was made. Any CDSC imposed on redemptions is paid to SB. For the six months ended June 30, 1995, there were approximately $3,000 in such charges.

     Pursuant to a Distribution Plan the Portfolio pays a service fee with respect to its Class A, B and C shares calculated at the annual rate of 0.25% of the average daily net assets for each class, respectively. The Portfolio also pays a distribution fee with respect to Class B and C shares calculated at the annual rate of 0.75% of the average daily net assets for each class, respectively. All officers and three directors of the Fund are employees of SB.

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (unaudited) (continued)
--------------------------------------------------------------------------------

     3. Investments

     During the six months ended June 30, 1995, the aggregate cost of purchases and proceeds from sales of investments (including maturities, but excluding short-term securities) was $6,469,320 and $7,506,324, respectively.

     At June 30, 1995, the net unrealized appreciation of investments for Federal income tax purposes consisted of the following:


===============================================================================
Gross unrealized appreciation                                      $  4,727,200
Gross unrealized depreciation                                        (2,302,025)
-------------------------------------------------------------------------------
Net unrealized appreciation                                        $  2,425,175
===============================================================================

     4. Repurchase Agreements

     The Portfolio purchases (and its custodian takes possession of) U.S. Government securities from banks and securities dealers subject to agreements to resell the securities to the sellers at a future date (generally, the next business day) at an agreed-upon higher repurchase price. The Portfolio requires continual maintenance of the market value of the collateral in amounts at least equal to the repurchase price.

     5. Capital Shares

     At June 30, 1995, there were two billion shares of $0.01 par value capital stock authorized. The Portfolio has the ability to issue multiple classes of shares. Each share of a class represents an identical interest and has the same rights, except that each class bears certain expenses, including those specifically related to the distribution of its shares. Effective November 7, 1994, the Fund adopted a new class structure, renaming existing Class B shares as Class C shares and exchanging former Class C shares into Class A shares. At June 30, 1995, total paid-in capital amounted to the following for each class:


                                           Class A       Class B       Class C
================================================================================
Total Paid-in Capital                    $66,369,022    $2,307,654    $8,654,339
================================================================================

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (unaudited) (continued)
--------------------------------------------------------------------------------

   Transactions in shares of each class were as follows:

                                     Six Months Ended                        Year Ended
                                      June 30, 1995                      December 31, 1994*
                              ----------------------------         ------------------------------
                                Shares            Amount              Shares             Amount
=================================================================================================
Class A++
Shares sold                    129,176         $ 1,516,185             399,731       $  4,862,656
Shares issued on
   reinvestment                112,716           1,329,040             333,095          3,997,753
Shares redeemed               (663,681)         (7,916,671)         (3,185,160)       (39,122,649)
-------------------------------------------------------------------------------------------------
Net Decrease                  (421,789)        $(5,071,446)         (2,452,334)      $(30,262,240)
=================================================================================================
Class B
Shares sold                    138,967         $ 1,630,737              65,088       $    738,648
Shares issued on
   reinvestment                  2,662              31,575                 279              3,155
Shares redeemed                 (7,837)            (92,795)               (281)            (3,206)
-------------------------------------------------------------------------------------------------
Net Increase                   133,792         $ 1,569,517              65,086       $    738,597
=================================================================================================
Class C+
Shares sold                     61,089         $   716,910             282,137       $  3,500,615
Shares issued on
   reinvestment                 12,856             151,733              32,304            383,817
Shares redeemed               (141,082)         (1,671,654)           (187,475)        (2,240,435)
-------------------------------------------------------------------------------------------------
Net Increase (Decrease)        (67,137)        $  (803,011)            126,966       $  1,643,997
=================================================================================================

 * For Class B shares, transactions are for the period from November 7, 1994 (inception date) to December 31, 1994.

++ On October 10, 1994 the former Class C shares were exchanged into Class A shares; therefore for the period from January 1, 1994 to October 9, 1994 the Class C share activity is included with the Class A share activity.

 + On November 7, 1994 the former Class B shares were renamed Class C shares.

14

Smith Barney Funds, Inc.
Utility Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each period:


Class A Shares                                1995(1)        1994         1993         1992        1991
========================================================================================================
Net Asset Value, Beginning of Period          $11.31        $13.29       $13.07       $13.07      $11.94
--------------------------------------------------------------------------------------------------------
Income (Loss) From Operations:
   Net investment income                        0.40          0.79         0.82         0.79        0.78
   Net realized and unrealized
      gain (loss) on investments                1.01         (1.91)        0.52         0.17        1.20
--------------------------------------------------------------------------------------------------------
Total Income (Loss) From Operations             1.41         (1.12)        1.34         0.96        1.98
--------------------------------------------------------------------------------------------------------
Less Distributions:
   Dividends from net investment income        (0.41)        (0.81)       (0.81)       (0.79)      (0.79)
   Distributions from net realized gains on
      security transactions (2)                   --         (0.05)       (0.31)       (0.17)      (0.06)
--------------------------------------------------------------------------------------------------------
Total Distributions                            (0.41)        (0.86)       (1.12)       (0.96)      (0.85)
--------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                $12.31        $11.31       $13.29       $13.07      $13.07
--------------------------------------------------------------------------------------------------------
Total Return                                   12.62%++      (8.56)%      10.37%        7.77%      17.21%
--------------------------------------------------------------------------------------------------------
Net Assets, End of Period (000s)             $69,709       $68,788     $113,080     $126,437    $104,905
--------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
   Expenses                                     1.04%+        1.01%        0.98%        1.07%       1.00%
   Net investment income                        6.71+         6.54         5.97         6.13        6.61
--------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         8.21%        23.54%       36.68%       27.54%      39.45%
========================================================================================================

Class B Shares(3)                             1995(1)       1994(4)
========================================================================================================
Net Asset Value, Beginning of Period          $11.32        $11.29
--------------------------------------------------------------------------------------------------------
Income From Operations:
   Net investment income                        0.36          0.14
   Net realized and unrealized
      gain on investments                       1.01          0.06
--------------------------------------------------------------------------------------------------------
Total Income From Operations                    1.37          0.20
--------------------------------------------------------------------------------------------------------
Less Distributions:
   Dividends from net investment income        (0.35)        (0.12)
   Distributions from net realized gains on
      security transactions (2)                   --         (0.05)
--------------------------------------------------------------------------------------------------------
Total Distributions                            (0.35)        (0.17)
--------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                $12.34        $11.32
--------------------------------------------------------------------------------------------------------
Total Return                                   12.31%++       1.82%++
--------------------------------------------------------------------------------------------------------
Net Assets, End of Period (000s)              $2,453          $737
--------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
   Expenses                                     1.73%+        1.67%+
   Net investment income                        6.03+         4.71+
--------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         8.21%        23.54%
========================================================================================================

(1) For the six months ended June 30, 1995 (unaudited).

(2) Net short-term gains, if any, are included and reported as ordinary income for tax purposes.

(3) On November 7, 1994 the former Class B shares were renamed Class C shares.

(4) For the period from November 7, 1994 (inception date) to December 31, 1994.

 ++ Not annualized as it may not be representative of the total return for the year.

 +  Annualized.

Smith Barney Funds, Inc.
Utility Portfolio
-----------------------------------------------------------------------------
Financial Highlights (continued)
-----------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each period:


Class C Shares(1)                          1995(3)    1994     1993    1992(4)
=============================================================================
Net Asset Value, Beginning of Period       $11.32   $13.28   $13.07    $12.98
-----------------------------------------------------------------------------
Income (Loss) From Operations:
   Net investment income                     0.35     0.71     0.73      0.02
   Net realized and unrealized
      gain (loss) on investments             1.01    (1.91)    0.50      0.26
-----------------------------------------------------------------------------
Total Income (Loss) From Operations          1.36    (1.20)    1.23      0.28
-----------------------------------------------------------------------------
Less Distributions:
   Dividends from net investment income     (0.35)   (0.71)   (0.71)    (0.03)
   Distributions from net realized gains on
      security transactions (2)                --    (0.05)   (0.31)    (0.16)
-----------------------------------------------------------------------------
Total Distributions                         (0.35)   (0.76)   (1.02)    (0.19)
-----------------------------------------------------------------------------
Net Asset Value, End of Period             $12.33   $11.32   $13.28    $13.07
-----------------------------------------------------------------------------
Total Return                                12.22%++ (9.19)%   9.48%     2.23%++
-----------------------------------------------------------------------------
Net Assets, End of Period (000s)           $7,768   $7,889   $7,573      $860
-----------------------------------------------------------------------------
Ratios to Average Net Assets:
   Expenses                                  1.79%+   1.77%    1.72%     1.55%+
   Net investment income                     5.98+    5.87     5.12      2.45+
-----------------------------------------------------------------------------
Portfolio Turnover Rate                      8.21%   23.54%   36.68%    27.45%
=============================================================================

(1) On October 10, 1994 the former Class C shares were exchanged into Class A shares; therefore for the period from January 1, 1994 to October 9, 1994 the Class C share activity is included with the Class A share activity.

(2) Net short term gains, if any, are included and reported as ordinary income for tax purposes.

(3) For the six months ended June 30, 1995 (unaudited).

(4) For the period from December 2, 1992 (inception date) to December 31, 1992.

 ++ Not annualized as it may not be representative of the total return for the year.

 +  Annualized.

16

Smith Barney
Funds, Inc.

Directors

Jessica M. Bibliowicz
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P. Martin, M.D.
Roderick C. Rasmussen
Bruce  D. Sargent
John P. Toolan
Heath B. McLendon, Chairman
C. Richard Youngdahl


Officers

Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Bruce D. Sargent
Vice President

Ayako Weissman
Vice President

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary


SMITH BARNEY
------------

[LOGO OF TRAVELERS
GROUP APPEARS HERE]


Investment Manager

Smith Barney Mutual Funds
Management Inc.


Distributor

Smith Barney Inc.


Custodian

PNC Bank


Shareholder
Servicing Agent

The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134


This report is submitted for the general information of the shareholders of Smith Barney Funds, Inc.: Utility Portfolio. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Portfolio, which contains information concerning the Portfolio's investment policies and expenses as well as other pertinent information.


Smith Barney Funds, Inc.
388 Greenwich Street
New York, New York 10013

FD 0629 8/95

                          SMITH BARNEY INCOME FUNDS

                                    PART C

                               OTHER INFORMATION


Item 15.       Indemnification

               The response to this item is incorporated by reference to "Liability of Directors/Trustees" under the caption "Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.       Exhibits  --   References are to Registrant's Registration
                              Statement on Form N-1A as filed with the Securities and Exchange Commission on March 13,
                              1985 (File Nos. 2-96408 and 811-4254) (the
                              "Registration Statement")

(1) (a) Registrant's First Amended and Restated Master Trust Agreement dated November 5, 1993 and Amendment No. 1 to the First Amended and Restated Master Trust Agreement, dated July 30, 1994, are incorporated by reference to Post-Effective Amendment No. 36 to the Registration Statement.

(1) (b) Amendment No. 2 to the First Amended and Restated Master Trust Agreement, dated October 14, 1994, is incorporated by reference to Exhibit 1(b) of Post-Effective Amendment No. 40 to the Registration Statement.

(1) (c) Amendment No. 3 to the First Amended and Restated Master Trust Agreement, dated October 14, 1994, is incorporated by reference to Exhibit 1(c) of Post-Effective Amendment No. 40 to the Registration Statement.

(2)            By-Laws of the Registrant are incorporated by reference to
               Exhibit 2 to the Registration Statement.

(3)            Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)            Not Applicable.

(6) Investment Advisory Agreement for Smith Barney Utilities Fund, a portfolio of the Registrant, is incorporated by reference to Post-Effective Amendment No. 36 to the Registration Statement.

(7) Distribution Agreement is incorporated by reference to Post-Effective Amendment No. 38 to the Registration Statement.

(8)            Not Applicable.

(9) (a)        Form of Custodian Agreement effective March 27, 1995.*




(9) (b) Transfer Agency and Registrar Agreement dated August 4, 1983 is incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement.

(10) Amended Services and Distribution Plan of the Registrant pursuant to Rule 12b-1 is incorporated by reference to Post-Effective Amendment No. 40 to the Registration Statement.

(11) (a) Opinion and Consent of Willkie Farr & Gallagher with respect to validity of shares.*

(11) (b) Opinion and Consent of Goodwin, Procter & Hoar with respect to certain matters under Massachusetts law.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)           Not Applicable.

(14) (a)       Consent of Coopers & Lybrand L.L.P.*

(14) (b)       Consents of KPMG Peat Marwick LLP.*

(15)           Not Applicable.

(16)           Powers of Attorney (included on signature page).**

(17) (a)       Form of Proxy Card.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.




*    Filed herewith.

**   Previously filed.




Item 17.       Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 3rd day of October, 1995.

                              Smith Barney Income Funds
                                on behalf of Smith Barney Utilities Fund


                               By: /s/ Heath B. McLendon
                                  Heath B. McLendon
                                  Chairman of the Board and
                                    Chief Executive Officer





          As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                            Date

/s/ Heath B. McLendon     Chairman of the Board and       October 3, 1995
Heath B. McLendon         Chief Executive Officer


/s/ Lewis E. Daidone      Senior Vice President and       October 3, 1995
Lewis E. Daidone          Treasurer (Chief Financial
                          and Accounting Officer)


    *                     Trustee                         October 3, 1995
Lee Abraham

        *                 Trustee                         October 3, 1995
Antoinette C. Bentley



                          Trustee                         October , 1995
Allan J. Bloostein



       *                  Trustee                         October 3, 1995
Richard E. Hanson, Jr.



                          Trustee                         October , 1995
Madelon DeVoe Talley




*By: /s/ Robert A. Vegliante
       Robert A. Vegliante
       Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit Number Description                                              Page

(4)            Agreement and Plan of Reorganization                       *
               (included as Exhibit A to Registrant's
               Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(9)            Form of Custodian Agreement effective March 27, 1995.      *

(11) (a)       Opinion and Consent of Willkie Farr & Gallagher            *
               with respect to validity of shares.

(11) (b)       Opinion and Consent of Goodwin, Procter & Hoar             *
               with respect to certain matters under Massachusetts law.

(12)           Opinion and Consent of Willkie Farr &                      *
               Gallagher with respect to tax matters.

(14) (a)       Consent of Coopers & Lybrand L.L.P.                        *

(14) (b)       Consents of KPMG Peat Marwick LLP.                          *

(16)           Powers of Attorney (included on signature page).          **

(17) (a)       Form of Proxy Card.                                        *




*    Filed herewith.

**   Previously filed.